As filed with the Securities and Exchange Commission on October 20, 2014

Registration No. 333-184803

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[ ]	PRE-EFFECTIVE AMENDMENT NO.

[X]	POST-EFFECTIVE AMENDMENT NO. 3

MVC CAPITAL, INC.
(Exact Name of Registrant as Specified in Charter)

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287 Bowman Avenue
2nd Floor
Purchase, NY 10577
(Address of Principal Executive Offices)

Registrant's telephone number, including Area Code: (914) 701-0310

Michael T. Tokarz, Chairman
MVC Capital, Inc.
287 Bowman Avenue
2nd Floor
Purchase, NY 10577
(Name and Address of Agent for Service)

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Copies of information to:

George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a distribution reinvestment plan, check the following box. [X]

It is proposed that this filing will become effective (check appropriate box):

[X]        when declared effective pursuant to section 8(c).

If appropriate, check the following box:

[ ]         This [post-effective amendment] designates a new effective date for a previously filed [post-effective amendment] [registration statement].

[ ]         This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is .

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

SUBJECT TO COMPLETION, DATED , 2014

PRELIMINARY PROSPECTUS

$250,000,000

Common Stock
Preferred Stock
Warrants
Debt Securities

MVC Capital, Inc. is a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"). Our investment objective is to seek to maximize total return from capital appreciation and/or income. We seek to achieve our investment objective primarily by providing debt and equity financing to small and middle-market companies that are, for the most part, privately owned. No assurances can be given that we will achieve our objective.

We are managed by The Tokarz Group Advisers LLC, a registered investment adviser.

We may offer, from time to time, in one or more offerings or series, together or separately, up to $250,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, which we refer to, collectively, as the "securities." The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.

Our common stock is traded on the New York Stock Exchange under the symbol "MVC" and our 7.25% Senior Notes Due 2023 are traded on the New York Stock Exchange under the symbol “MVCB.”

This prospectus, and the accompanying prospectus supplement, if any, sets forth information about us that a prospective investor should know before investing. It includes the information required to be included in a prospectus and statement of additional information. Please read it before you invest and keep it for future reference. You may request a free copy of this prospectus, and the accompanying prospectus supplement, if any, annual and quarterly reports, and other information about us, and make shareholder inquiries by calling (914) 510-9400, by writing to us or from our website at www.mvccapital.com. Additional information about us has been filed with the Securities and Exchange Commission and is available on the Securities and Exchange Commission's website at www.sec.gov.

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We invest in securities that generally are not rated by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are commonly referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.

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Our shares have historically traded at a discount to net asset value, which may create an additional risk of loss of your investment.

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Investing in our securities involves a high degree of risk. Before buying any securities, you should read the discussion of the material risks of investing in our securities, including the risk of leverage, in "Risk Factors" beginning on page 15 of this prospectus.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

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 , 2014

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement, if any. We have not authorized anyone to provide you with additional information, or information different from that contained in this prospectus and the accompanying prospectus supplement, if any. If anyone provides you with different or additional information, you should not rely on it. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus and the accompanying prospectus supplement, if any, is accurate only as of the date of this prospectus or such prospectus supplement; however, the prospectus and such supplement will be updated to reflect any material changes. Our business, financial condition, results of operations and prospects may have changed since then.

PROSPECTUS SUMMARY	1
WHERE YOU CAN FIND ADDITIONAL INFORMATION	11
FEES AND EXPENSES	12
SELECTED CONSOLIDATED FINANCIAL DATA	13
RISK FACTORS	15
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS	30
USE OF PROCEEDS	30
PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS	31
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	32
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	66
SENIOR SECURITIES	67
PORTFOLIO COMPANIES	82
DETERMINATION OF COMPANY'S NET ASSET VALUE	88
MANAGEMENT	92
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS	101
ADVISORY AGREEMENT	102
CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES	109
FEDERAL INCOME TAX MATTERS	110
CERTAIN GOVERNMENT REGULATIONS	115
DIVIDEND REINVESTMENT PLAN	117
DESCRIPTION OF SECURITIES	118
PLAN OF DISTRIBUTION	132
LEGAL COUNSEL	133
SAFEKEEPING, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR	133
BROKERAGE ALLOCATION AND OTHER PRACTICES	133
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	133

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using the "shelf" registration process. Under the shelf registration process, we may offer, from time to time, up to an aggregate of $250,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities on the terms to be determined at the time of the offering. The securities may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any prospectus supplement together with any exhibits and the additional information described under the heading "Where You Can Find Additional Information" and the section under the heading "Risk Factors" before you make an investment decision.

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PROSPECTUS SUMMARY

The following summary highlights some of the information in this prospectus. It is not complete and may not contain all the information that you may want to consider. We encourage you to read this entire document and the documents to which we have referred.

In this prospectus and any accompanying prospectus supplement, unless otherwise indicated, "MVC Capital," "we," "us," "our" or the "Company" refer to MVC Capital, Inc. and its subsidiary, MVC Financial Services, Inc. ("MVCFS"), and "TTG Advisers" or the "Adviser" refers to The Tokarz Group Advisers LLC.

ABOUT MVC CAPITAL

Overview

MVC Capital is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. MVC Capital provides debt and equity investment capital to fund growth, acquisitions and recapitalizations of small and middle-market companies in a variety of industries primarily located in the United States. Our investments can take the form of common and preferred stock and warrants or rights to acquire equity interests, senior and subordinated loans, or convertible securities. Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol "MVC" and our 7.25% Senior Notes Due 2023 are traded on the New York Stock Exchange under the symbol “MVCB.”

Our Corporate History

From 2000 through 2003, the Company experienced significant valuation declines from investments made by the original management team. During fiscal 2002, the Company's largest shareholder at the time launched a proxy contest against the former management. In late February 2003, a shareholder meeting was held which replaced the entire Board of Directors who then removed the former management of the Company.

In September 2003, the Company's shareholders voted to implement the Board of Director's long-term plan to adopt and amend the investment objective and strategy of the Company, seeking to maximize total return from more traditional mezzanine investments, senior and subordinated loans and other private equity investments and to elect a new Chairman and Portfolio Manager, Michael Tokarz. Also as part of the long-term plan of the Board, the Company decided to conduct a tender offer for 25% of the Company's outstanding shares at a price of 95% of the net asset value of the Company.

While the Company has been in operation since 2000, fiscal 2004 marked a new beginning for the Company as this period reflects when Mr. Tokarz and his management team assumed portfolio management responsibilities for the Company. As part of this change, Mr. Tokarz and his team determined to manage the existing investments made by the prior management which we refer to as our Legacy Investments. After only three quarters of operations under the new management team, the Company posted a profitable third quarter for fiscal year 2004, reversing a trend of 12 consecutive quarters of net investment losses and earned a profit for the entire fiscal year.

As described above, the current management team determined to manage the Legacy Investments, which were comprised of all the remaining portfolio investments made by the original management team. At the time that the current management team took over the portfolio responsibilities of the Company, the fair market value of the Legacy Investments was $24.1 million. Through active management of these assets, current management was able to realize $58.6 million of cash from the Legacy Investments, providing more than $34 million of value to the Company’s shareholders. As of July 31, 2014, the Legacy Investments represent 1.00% of the Company's assets.

During fiscal 2006, the Company found itself being presented with a number of opportunities to manage and invest in various private funds and offshore enterprises. Under the internal management structure, due to regulatory and tax constraints on the Company, due to its status as a business development company and regulated investment company, the Company was restricted in its ability to participate in many of these opportunities. During fiscal 2006, the Board developed a structure that would allow the Company's stockholders to benefit from a broader range of investment and management opportunities and, in this connection, determined to externalize the Company's management. The Board proposed the externalization to shareholders for a vote, which was overwhelmingly approved in September 2006. As a result, beginning on November 1, 2006, TTG Advisers began serving as the Company's external investment adviser. (All of the employees of the Company immediately prior to that date became employees of TTG Advisers.)

Our Management

The Company is managed by TTG Advisers, the Company's investment adviser, which is headed by Michael Tokarz, who has over 35 years of lending and investment experience. TTG Advisers has a dedicated originations and transaction development investment team with significant experience in private equity, leveraged finance, investment banking, distressed debt transactions and business operations. The members of the investment team have invested in and managed businesses during both recessionary and expansionary periods, through interest rate cycles and a variety of financial market conditions. TTG Advisers has 13 full-time investment professionals and two part-time investment professionals. TTG Advisers also uses the services of other investment professionals with whom it has developed long-term relationships, on an as-needed basis.

In addition, TTG Advisers employs six other full-time professionals and one part-time professional who manage the operations of the Company and provide investment support functions both directly and indirectly to our portfolio companies. As TTG Advisers grows, it expects to hire, train, supervise and manage new employees at various levels, many of whom would be expected to provide services to the Company.

When the current management team began managing the Company in fiscal 2004, total assets after the tender offer were $108.3 million. Since then and through July 31, 2014, the Company generated approximately $243 million of bottom line performance (net change in net assets resulting from operations). The current management team has also earned approximately $198.6 million in realized and unrealized gains (net of realized and unrealized losses) thus far on the portfolio (through July 31, 2014) and has repurchased approximately $57.3 million of stock below NAV, including the shares purchased during the 2004 tender offer. Since announcing its expanded share repurchase program in the second fiscal quarter of 2013, the Company has repurchased $20.8 million worth of stock.

Beginning in fiscal 2004, after nearly three years of not paying a dividend under the previous management team, the Company began paying a $0.12 per share dividend, with an average annual distribution rate of $0.42 per share since that time. From fiscal 2004 through the third fiscal quarter of 2014, the Company paid over $107 million in dividends, of which $92.1 million was paid from ordinary income, $2.2 million was paid from capital gains and $3.9 million represented a return of capital on a tax basis. During fiscal 2013, the Company paid $0.54 per share in dividends. Since the fourth fiscal quarter of 2012, the Company has declared a 13.5 cent per share dividend for each fiscal quarter. The most recent distribution represents the thirty-seventh consecutive quarterly dividend paid by the Company since implementing a dividend policy in July 2005.

Our Portfolio

We continue to perform due diligence and seek new investments that are consistent with our objective of maximizing total return from capital appreciation and/or income. We believe that we have extensive relationships with private equity firms, investment banks, business brokers, commercial banks, accounting firms, law firms, hedge funds, other investment firms, industry professionals and management teams of several companies, which can continue to provide us with investment opportunities.

We are currently working on an active pipeline of potential new investment opportunities with a view to move the composition of our portfolio to a more yielding portfolio, over time. As of July 31, 2014, our portfolio is currently comprised of approximately 76% equity and 24% debt investments. Our goal is that, over time, yielding investments (i.e., investments that produce regular income or cash distributions) will comprise the majority of our portfolio.

We also continue to seek to monetize our investments. In August 2014, we sold our limited liability company interest in Octagon Credit Investors, LLC (“Octagon”), a former portfolio company. Octagon is a New York-based asset management company that manages leveraged loans and high yield bonds, for approximately $6.3 million, resulting in a realized gain of approximately $3.2 million (and an estimated IRR of 39% (including all fees and income earned over the life of the investment but not including any fees and income generated from the initial debt investment). We sold this interest to Octagon as part of a put option negotiated in 2008. Also in 2014, we sold our preferred stake in Marine Exhibition Corporation (“Marine”) and received full repayment of outstanding debt, generating an IRR of 16% on the equity and 12% on the debt. We continue to actively pursue opportunities to monetize our investments and create value for our shareholders. In February 2013, we sold one of our larger portfolio companies, Summit Research Labs, Inc. (“Summit”), a specialty chemical company that manufactures and markets antiperspirant actives globally. The sale generated gross proceeds of $66.3 million, with an approximate realized gain of $49.5 million (an estimated gross IRR of 31%, calculated as of August 2006, the time of the original investment). As part of the sale, we provided Summit with a $22 million second lien loan with a 14% coupon.

We expect that our loan and equity investments will generally range between $3 million and $25 million each, although we may occasionally invest smaller or greater amounts of capital depending upon the particular investment. While the Company does not adhere to a specific equity and debt asset allocation mix, no more than 25% of the value of our total assets may be invested in the securities of one issuer (other than U.S. government securities), or of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses, determined as of the close of each quarter. Our portfolio company investments are typically illiquid and are made through privately negotiated transactions. We generally target companies with annual revenues of between $10.0 million and $150.0 million and annual EBITDA (earnings before net interest expense, income tax expense, depreciation and amortization) of between $3.0 million and $25.0 million. We generally seek to invest in companies with a history of strong, predictable, positive EBITDA.

Due to our asset growth and composition, compliance with the RIC (as defined below) requirements currently restricts our ability to make to make additional investments that represent more than 5% of our total assets or more than 10% of the outstanding voting securities of the issuer (“Non-Diversified Investments”). Among the key factors resulting in this current restriction is that, at the time of original investment, certain portfolio investments were “Diversified” because they represented (on a cost basis) significantly less than 5% of the Company’s total assets. However, since then, the fair values of certain of these investments (e.g., U.S. Gas) have grown significantly thereby causing the investment to be reclassified as “Non-Diversified” as it surpassed the 5% threshold. Accordingly, to maintain adherence to the diversification requirements, the Company currently is limited in its ability to make additional Non-Diversified Investments. This restriction causes us to forgo certain investment opportunities that we may otherwise deem attractive (including in existing portfolio companies that are deemed “Non-Diversified”). See the discussion on the Company's diversification compliance in "Federal Income Tax Matters" on page 110 and the "Risk Factors" on page 15 for more information (including the risk that complying with this limitation can cause us to forego otherwise attractive opportunities).

As of July 31, 2014, the Company's net assets were approximately $360 million compared with net assets of approximately $137 million at October 31, 2003 (immediately prior to Mr. Tokarz assuming portfolio management responsibilities for the Company), an approximate $139.7 million or 102% cumulative increase (this increase does not include $83.3 million in net capital contributions since the beginning of fiscal 2004). Since Mr. Tokarz and his team assumed portfolio management control of the Company through July 31, 2014, the Company's market value per share increased from $8.10 to $12.39, a return of 53%. Over the same period, the net asset value per share increased from $8.48 as of October 31, 2003 to $15.86 as of July 31, 2014 (which includes the effects of the capital contributions mentioned above). At the same time, the Company's common stock price discount to NAV was (4.5)% as of October 31, 2003 and (21.9)% as of July 31, 2014, with an average annual market discount rate of (14.8)% based on the common stock price and NAV per share on the last day of each fiscal year from 2004 to 2013. The Company's average annual yield was 2.8% based on net assets per share as of the last day of each fiscal year from 2004 to 2013 and 3.5% based on common stock price on the last day of each fiscal year from 2004 to 2013.

Fiscal year 2013 and the nine-month period through July 31, 2014 have been a period where we continued to allocate capital at a deliberate pace into new opportunities while supporting our existing portfolio companies. In fiscal year 2013, the Company made six new investments in Summit, U.S. Spray Drying Holding Company (“SCSD”), Prepaid Legal Services, Inc., Advantage Insurance Holdings LTD, Morey’s Seafood International LLC (“Morey’s”) and Biogenic Reagents and nine follow-on investments in the following five existing portfolio companies: MVC Private Equity Fund L.P., JSC Tekers Holdings, Biovation Holdings, Inc. (“Biovation”), Ohio Medical Corporation (“Ohio Medical”) and MVC Automotive Group B.V. (“MVC Auto”). The total capital committed in fiscal year 2013 was $95.7 million compared to $11.3 million and $43.2 million in fiscal years 2012 and 2011, respectively.

More recently, during the nine month period ended July 31, 2014, the Company made three new investments, committing capital totaling approximately $25.4 million compared to $46.9 million during the nine month period ended July 31, 2013. The investments were made in G3K Displays, Inc. (“G3K”), Inland Environmental & Remediation LP (“Inland”) and Equus Total Return, Inc. (“Equus”). During this period, the Company also made 17 follow-on investments totaling approximately $38.4 million into the following 12 existing portfolio companies: Security Holdings B.V., Centile Holding B.V., MVC Auto, RuMe Inc., Morey’s, MVC Private Equity Fund L.P., Marine, SCSD, Biovation, Equus, Ohio Medical, and U.S. Gas & Electric, Inc.

MVC Private Equity Fund, L.P. In seeking to achieve our investment objective, we established subsidiaries to sponsor, and provide services to, a private equity fund, MVC Private Equity Fund, L.P. (the “PE Fund”). Specifically, on October 29, 2010, the Company committed to invest approximately $20.1 million in the PE Fund. MVC GP II, LLC, an indirect wholly-owned subsidiary of the Company, serves as the general partner of the PE Fund (the “GP”). Substantially all of the Company's commitment was made by our wholly-owned subsidiary, MVC Partners , LLC (“MVC Partners”), as a limited partner investor in the PE Fund. Additionally, pursuant to the direction of the Company and the GP, MVC Partners, as the anchor investor and sponsor of the PE Fund, was designated as the “Carried Interest Partner,” entitling it to up to 30% of the carried interest generated by the PE Fund. The GP’s general partnership interest capital commitment is nominal – approximately $500,000 of the total $20.1 million capital commitment attributable to the Company. The Company’s capital commitment (i.e., its investment in the PE Fund) was made mostly through MVC Partners’ limited partnership interest for tax efficiency reasons, including that, for tax purposes, MVC Partners is a partnership (i.e., a look through vehicle), which can help limit the Company’s taxable income associated with its investment in the PE Fund. The PE Fund has closed on approximately $104 million of capital commitments. As of July 31, 2014, the Company has contributed to the PE Fund $11.8 million of its $19.6 million limited partner capital commitment, and the GP has contributed approximately $302,000 of its general partner capital commitment. As of July 31, 2014, the PE Fund has invested in Plymouth Rock Energy, LLC, Gibdock Limited, Advanced Oilfield Services, LLC and Focus Pointe Holdings, Inc. We may continue to establish additional subsidiaries for similar purposes and/or sponsor additional private equity or other investment funds in seeking to achieve our investment objective.

Our portfolio company investments currently consist of common and preferred stock, other forms of equity interest and warrants or rights to acquire equity interests, senior and subordinated loans, and convertible securities in addition to our interest in the PE Fund. At July 31, 2014, the value of all investments in portfolio companies was approximately $448.9 million and our gross assets were approximately $596.9 million.

We expect that our investments in senior loans, subordinated debt, mezzanine debt and other yielding instruments will generally have stated terms of three to ten years. However, there is no limit on the maturity or duration of any security in our portfolio. Our debt investments are not, and typically will not be, rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than "Baa3" by Moody's or lower than "BBB-" by Standard & Poor's). We may invest without limit in debt of any rating and debt that has not been rated by any nationally recognized statistical rating organization.

Our Board of Directors (the "Board") has the authority to change any of the strategies described in this prospectus without seeking the approval of our shareholders. However, the 1940 Act prohibits us from altering or changing our investment objective, strategies or policies such that we cease to be a business development company and prohibits us from voluntarily withdrawing our election to be regulated as a business development company, without the approval of the holders of a "majority of the outstanding voting securities," as defined in the 1940 Act, of the Company.

COMPETITIVE ADVANTAGES

We believe that the following capabilities provide us with a competitive advantage over various other capital providers to small- and middle-market companies:

Our Team's Experience and Expertise. The investment team of TTG Advisers is headed by Michael Tokarz, who has over 35 years of lending and investment experience, 17 of which were with Kohlberg Kravis Roberts & Co., and Warren Holtsberg who has extensive investment experience, including as Corporate Vice President of Equity Investments and as Founder and Head of Motorola Ventures where he spent 13 years, including eight years actively managing the corporate venture group.

TTG Advisers has a dedicated originations and transaction development investment team with significant experience in private equity, leveraged finance, investment banking, distressed debt transactions and business operations. The members of the investment team have invested in and managed businesses during both recessionary and expansionary periods, through interest rate cycles and a variety of financial market conditions. TTG Advisers has 13 full-time investment professionals and two part-time investment professionals. TTG Advisers also uses the services of other investment professionals with whom it has developed long-term relationships, on an as-needed basis. In addition, TTG Advisers employs six other full-time and one part-time professional who manage our operations and provide investment support functions both directly and indirectly to our portfolio companies.

Proprietary Deal Flow. We have relationships with various private equity firms, investment banks, business brokers, commercial banks, accounting firms, law firms, hedge funds, other investment firms, industry professionals and management teams of several companies, all of which provide us with access to a variety of investment opportunities. Because of these relationships, we often have the first or exclusive opportunity to provide investment capital and thus may be able to avoid competitive situations. As of July 31, 2014, a majority of our portfolio was comprised of investments where we were either the lead or sole investor.

Creative and Extensive Transaction Structuring. We are flexible in the types of securities in which we invest and their structures, and can invest across a company's capital structure. We believe that the investment team's creativity and flexibility in structuring investments, coupled with our ability to invest in companies across various industries, gives us the ability to identify investment opportunities and provides us with the opportunity to be a "one-stop" capital provider to small- and mid-sized companies.

Efficient/Collaborative Organizational Structure. In contrast to traditional private equity and mezzanine funds, which typically have a limited life, the perpetual nature of our corporate structure provides us with a permanent capital base. We believe this greater flexibility with respect to our investment horizon affords us greater investment opportunities and is also attractive to our investors and potential investee companies, as our structure enables us to be a long-term partner for our portfolio companies.

Counsel to Portfolio Companies. We provide valuable support to our portfolio companies in different ways including: offering advice to senior management on strategies for realizing their objectives, advising or participating on their boards of directors, offering ideas to help increase sales, offering advice on improving margins and operating more efficiently, helping to augment the management team, capital structure assistance and providing access to external resources (e.g., financial, legal, accounting, or technology).

Existing Investment Platform: As of July 31, 2014, we had approximately $596.9 million in gross assets under management. In fiscal year 2013, the Company made six new investments and nine follow-on investments pursuant to its strategy of maximizing capital appreciation and/or income. More recently, during the nine month period ended July 31, 2014, the Company made three new investments and seventeen follow-on investments. The combined total capital committed in fiscal year 2013 and 2014 (for the nine month period ended July 31, 2014) was $159.5 million compared to $90.5 million in fiscal 2012 and 2013 (for the nine month period ended July 31, 2013). We believe that our current investment platform provides us with the ability to, among other things, identify investment opportunities and conduct marketing activities and extensive due diligence for potential investments.

Oversight: The public nature of the Company allows for oversight not normally found in a typical private investment firm. This oversight is provided by the SEC, the NYSE, the Company's Board and, most importantly, the Company's shareholders. The Company, through its periodic filings with the SEC, provides transparency into its investment portfolio and operations thus allowing shareholders access to information about the Company on a regular basis.

Diverse Industry Knowledge: We provide financing to companies in a variety of industries. We generally look at companies with secure market niches and a history of predictable or dependable cash flows in which members of the investment team have prior investment experience. We believe that the ability to invest in portfolio companies in various industries has the potential to give our portfolio greater diversity.

Disciplined and Opportunistic Investment Philosophy: Our investment philosophy and method of portfolio construction involves an assessment of the overall macroeconomic environment, financial markets and company-specific research and analysis. While the composition of our portfolio may change based on our opportunistic investment philosophy, we continue to seek to provide long-term debt and equity investment capital to small and middle-market companies that we believe will provide us strong returns on our investments while taking into consideration the overall risk profile of the specific investment.

Tax Status and Capital Loss Carry Forwards: The Company has elected to be taxed as a "regulated investment company" ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). It is the policy of the Company to continue to meet the requirements for RIC status. As a RIC, the Company is not subject to federal income tax to the extent that it distributes all of its investment company taxable income and net realized capital gains for its taxable year (see "Federal Income Tax Matters"). This allows us to attract different kinds of investors than other publicly held corporations. The Company is also exempt from excise tax if it distributes at least (1) 98% of its ordinary income during each calendar year, (2) 98.2% of its capital gain net income realized in the period from November 1 of the prior year through October 31 of the current year, and (3) all such ordinary income and capital gains for previous years that were not distributed during those years.

Our tax status generally allows us to "pass-through" our income to our shareholders as dividends without the imposition of corporate level taxation, if certain requirements are met. See "Federal Income Tax Matters."

OPERATING AND REGULATORY STRUCTURE

As a business development company, we are required to meet certain regulatory tests, the most significant relating to our investments and borrowings. We are required to have at least 70% of the value of our total assets invested in "eligible portfolio companies" or cash or cash equivalents. Generally, U.S.-based, privately held or thinly-traded public companies are deemed "eligible portfolio companies" under the 1940 Act. A business development company must also maintain a coverage ratio of assets to borrowings of at least 200%. See "Certain Government Regulations."

As a business development company, we must make available significant managerial assistance to our portfolio companies. We provide support for our portfolio companies in several different ways including: offering advice to senior management on strategies for realizing their objectives, advising or participating on their boards of directors, offering ideas to help increase sales, reviewing monthly/quarterly financial statements, offering advice on improving margins and saving costs, helping to augment the management team, providing capital structure expertise and providing access to external resources (e.g., financial, legal, accounting, or technology). We may receive fees for these services.

PLAN OF DISTRIBUTION

We may offer, from time to time, up to $250,000,000 of our common stock, preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, on terms to be determined at the time of the offering.

Securities may be offered at prices and on terms described in one or more supplements to this prospectus directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The supplement to this prospectus relating to the offering will identify any agents or underwriters involved in the sale of our securities, and will set forth any applicable purchase price, fee and commission or discount arrangement or the basis upon which such amount may be calculated.

We may not sell securities pursuant to this prospectus without delivering a prospectus supplement describing the method and terms of the offering of such securities. See "Plan of Distribution."

USE OF PROCEEDS

We intend to use the net proceeds from the sale of our securities for general corporate purposes, including, for example, investing in portfolio companies in accordance with our investment objective and strategy, funding distributions, funding our subsidiaries' activities, repurchasing our shares pursuant to the share repurchase program adopted by the Board on April 23, 2010 and expanded on April 3, 2013 and/or for other general corporate purposes. Pending such uses, we will hold the net proceeds from the sale of our securities in cash or invest all or a portion of such net proceeds in short term, liquid investments. The supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering.

DETERMINATION OF COMPANY'S NET ASSET VALUE

Pursuant to the requirements of the 1940 Act and in accordance with the Accounting Standards Codification (“ASC”), Fair Value Measurements and Disclosures (“ASC 820”), we value our portfolio securities at their current market values or, if market quotations are not readily available, at their estimates of fair values. Because our portfolio company investments generally do not have readily ascertainable market values, we record these investments at fair value in accordance with our Valuation Procedures adopted by the Board of Directors, which are consistent with ASC 820. As permitted by the SEC, the Board of Directors has delegated the responsibility of making fair value determinations to the Valuation Committee, subject to the Board of Directors’ supervision and pursuant to our Valuation Procedures. Our Board of Directors may also hire independent consultants to review our Valuation Procedures or to conduct an independent valuation of one or more of our portfolio investments.

Pursuant to our Valuation Procedures, the Valuation Committee (which is comprised of three Independent Directors) determines fair values of portfolio company investments on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). In doing so, the Committee considers the recommendations of TTG Advisers. Any changes in valuation are recorded in the consolidated statements of operations as “Net unrealized appreciation (depreciation) on investments.”

Currently, our NAV per share is calculated and published on a quarterly basis. The Company calculates our NAV per share by subtracting all liabilities from the total value of our portfolio securities and other assets and dividing the result by the total number of outstanding shares of our common stock on the date of valuation. Fair values of foreign investments reflect exchange rates, as applicable, in effect on the last business day of the quarter end. Exchange rates fluctuate on a daily basis, sometimes significantly.

At July 31, 2014, approximately 76.2% of total assets represented investments in portfolio companies and escrow receivables recorded at fair value (“Fair Value Investments”).

Under most circumstances, at the time of acquisition, Fair Value Investments are carried at cost (absent the existence of conditions warranting, in management’s and the Valuation Committee’s view, a different initial value). During the period that an investment is held by the Company, its original cost may cease to approximate fair value as the result of market and investment specific factors. No pre-determined formula can be applied to determine fair value. Rather, the Valuation Committee analyzes fair value measurements based on the value at which the securities of the portfolio company could be sold in an orderly disposition over a reasonable period of time between willing parties, other than in a forced or liquidation sale. The liquidity event whereby the Company ultimately exits an investment is generally the sale, the merger, the recapitalization or, in some cases, the initial public offering of the portfolio company.

There is no one methodology to determine fair value and, in fact, for any portfolio security, fair value may be expressed as a range of values, from which the Company derives a single estimate of fair value. To determine the fair value of a portfolio security, the Valuation Committee analyzes the portfolio company’s financial results and projections, publicly traded comparable companies when available, comparable private transactions when available, precedent transactions in the market when available, third-party real estate and asset appraisals if appropriate and available, discounted cash flow analysis, if appropriate, as well as other factors. The Company generally requires, where practicable, portfolio companies to provide annual audited and more regular unaudited financial statements, and/or annual projections for the upcoming fiscal year.

The fair value of our portfolio securities is inherently subjective. Because of the inherent uncertainty of fair valuation of portfolio securities and escrow receivables that do not have readily ascertainable market values, our estimate of fair value may significantly differ from the fair value that would have been used had a ready market existed for the securities. Such values also do not reflect brokers’ fees or other selling costs, which might become payable on disposition of such investments.

Our investments are carried at fair value in accordance with the 1940 Act and ASC 820. Unrestricted minority-owned publicly traded securities for which market quotations are readily available are valued at the closing market quote on the valuation date and majority-owned publicly traded securities and other privately held securities are valued as determined in good faith by the Valuation Committee of the Board of Directors. For legally or contractually restricted securities of companies that are publicly traded, the value is based on the closing market quote on the valuation date minus a discount for the restriction. At July 31, 2014, we did not hold restricted or unrestricted securities of publicly traded companies for which we have a majority-owned interest.

ASC 820 provides a framework for measuring the fair value of assets and liabilities and provides guidance regarding a fair value hierarchy which prioritizes information used to measure value. In determining fair value, the Valuation Committee primarily uses the level 3 inputs referenced in ASC 820. See "Determination of Company's Net Asset Value — Valuation Methodology" on page 88.

DISTRIBUTIONS

Currently, the Company has a policy of seeking to pay quarterly dividends to shareholders. Our quarterly dividends, if any, will be determined by our Board. Recently, on July 15, 2014, our Board declared a quarterly dividend of $0.135 per share, which was paid on July 31, 2014 to shareholders of record on July 25, 2014, and on October 17, 2014, our Board declared a quarterly dividend of $0.135 per share, which will be paid on October 31, 2014 to shareholders of record on October 27, 2014.

We intend to continue to qualify for treatment as a RIC under Subchapter M of the Code. In order to permit us to deduct from our taxable income dividends we distribute to our shareholders, in addition to meeting other requirements, we must distribute for each taxable year at least 90% of (i) our investment company taxable income (consisting generally of net investment income from interest and dividends and net realized short term capital gains) and (ii) our net tax-exempt interest, if any. See "Federal Income Tax Matters" on page 110.

DIVIDEND REINVESTMENT PLAN

All of our shareholders who hold shares of common stock in their own name will automatically be enrolled in our dividend reinvestment plan (the "Plan"). All such shareholders will have any cash dividends and distributions automatically reinvested by Computershare Ltd. (the "Plan Agent") in additional shares of our common stock. Any shareholder may, of course, elect to receive his or her dividends and distributions in cash. Currently, the Company has a policy of seeking to pay quarterly dividends to shareholders. For any of our shares that are held by banks, brokers or other entities that hold our shares as nominees for individual shareholders, the Plan Agent will administer the Plan on the basis of the number of shares certified by any nominee as being registered for shareholders that have not elected to receive dividends and distributions in cash. To receive your dividends and distributions in cash, you must notify the Plan Agent. You can contact Computershare Ltd. by calling toll free 1-800-426-5523 or by mail using the following principal business office: 250 Royall Street, Canton, Massachusetts 02021.

The Plan Agent serves as agent for the shareholders in administering the Plan. If we declare a dividend or distribution payable in cash or in additional shares of our common stock, those shareholders participating in the Plan will receive their dividend or distribution in additional shares of our common stock. Such shares will be either newly issued by us or purchased in the open market by the Plan Agent. If the market value of a share of our common stock on the payment date for such dividend or distribution equals or exceeds the net asset value per share on that date, we will issue new shares at the net asset value. If the net asset value exceeds the market price of our common stock, the Plan Agent will purchase in the open market such number of shares as is necessary to complete the distribution.

CORPORATE INFORMATION

Our principal executive office is located at 287 Bowman Avenue, 2nd Floor, Purchase, New York 10577 and our telephone number is (914) 510-9400.

Our Internet website address is http://www.mvccapital.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus unless otherwise indicated.

RISK FACTORS

An investment in MVC Capital involves certain significant risks relating to our business and investment objective. We have identified below a summary of these risks. For a more complete description of the risk factors impacting an investment in our securities, we urge you to read the "Risk Factors" section. There can be no assurance that we will achieve our investment objective and an investment in the Company should not constitute a complete investment program for an investor.

Business Risks

•	We depend on key personnel of TTG Advisers, especially Mr. Tokarz, in seeking to achieve our investment objective.

•	Our returns may be substantially lower than the average returns historically realized by the private equity industry as a whole.

•
Substantially all of our portfolio investments and escrow receivables are recorded at “fair value” and, as a result, there is a degree of uncertainty regarding the carrying values of our portfolio investments.

•
Economic recessions or downturns, including the current economic instability in Europe and the United States, could impair our portfolio companies and have a material adverse impact on our business, financial condition and results of operations.

•	We may not realize gains from our equity investments.

•
The market for private equity investments can be highly competitive. In some cases, our status as a regulated business development company may hinder our ability to participate in investment opportunities.

•	Our ability to use our capital loss carry forwards and certain other losses may be subject to limitations.

•	Loss of RIC status would substantially reduce net assets and income available for dividends.

•	There are certain risks associated with the Company holding debt obligations that are treated under applicable tax rules as having original issue discount.

•	Our ability to grow depends on our ability to raise capital.

•	Complying with the RIC requirements may cause us to forego otherwise attractive opportunities.

•	Regulations governing our operation as a business development company affect our ability to, and the way in which we, raise additional capital.

•	Any failure on our part to maintain our status as a business development company would reduce our operating flexibility.

•	Changes in the law or regulations that govern business development companies and RICs, including changes in tax law or regulations, may significantly impact our business.

•	Results may fluctuate and may not be indicative of future performance.

•	Our common stock price can be volatile.

•	We are subject to market discount risk.

•	We have not established a mandated minimum dividend payment level and we cannot assure you of our ability to make distributions to our shareholders in the future.

•
During certain periods, our distributions (dividends) have exceeded and may, in the future, exceed our taxable earnings and profits. Therefore, portions of the distributions that we make may represent a return of capital to you for tax purposes, which will reduce your tax basis in your shares.

•	We have borrowed and may continue to borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

•	Changes in interest rates may affect our cost of capital and net operating income and our ability to obtain additional financing.

•	A small portion of our existing investment portfolio was not selected by the investment team of TTG Advisers.

•
Under the Advisory Agreement, TTG Advisers is entitled to compensation based on our portfolio’s performance. This arrangement may result in riskier or more speculative investments in an effort to maximize incentive compensation. Additionally, because the base management fee payable under the Advisory Agreement is based on total assets, TTG Advisers may have an incentive to increase portfolio leverage in order to earn higher base management fees.

•	There are potential conflicts of interest that could impact our investment returns.

•
Our relationship with any investment vehicle we or TTG Advisers manage could give rise to conflicts of interest with respect to the allocation of investment opportunities between us on the one hand and the other vehicles on the other hand.

•	Wars, terrorist attacks, and other acts of violence may affect any market for our common stock, impact the businesses in which we invest and harm our operations and our profitability.

•	Our financial condition and results of operations will depend on our ability to effectively manage our future growth.

Investment Risks

•	Investing in private companies involves a high degree of risk.

•	Our investments in portfolio companies are generally illiquid.

•	Our investments in small and middle-market privately-held companies are extremely risky and the Company could lose its entire investment.

•	Our borrowers may default on their payments, which could adversely affect our financial performance.

•	Our investments in mezzanine and other debt securities may involve significant risks.

•
We are a non-diversified investment company within the meaning of the 1940 Act, and therefore may invest a significant portion of our assets in a relatively small number of portfolio companies, which subjects us to a risk of significant loss should the performance or financial condition of one or more portfolio companies deteriorate.

•
As a result of our significant portfolio investment in U.S. Gas & Electric, Inc., we are particularly subject to the risks of that company and the energy services industry, including extreme weather and heightened legal and regulatory scrutiny.

•
When we are a debt or minority equity investor in a portfolio company, we may not be in a position to control the entity, and management of the company may make decisions that could decrease the value of our portfolio holdings.

•	We may choose to waive or defer enforcement of covenants in the debt securities held in our portfolio, which may cause us to lose all or part of our investment in these companies.

•
Our portfolio companies may incur obligations that rank equally with, or senior to, our investments in such companies. As a result, the holders of such obligations may be entitled to payments of principal or interest prior to us, preventing us from obtaining the full value of our investment in the event of an insolvency, liquidation, dissolution, reorganization, acquisition, merger or bankruptcy of the relevant portfolio company.

•	Investments in foreign debt or equity may involve significant risks in addition to the risks inherent in U.S. investments.

•	Our investments in private equity funds, including the PE Fund, are subject to substantial risk, including a complete loss of investment.

Offering Risks

•	Our common stock price can be volatile.

•	Our common stock has historically traded at prices below our net asset value per share.

•	Investing in our securities may involve a high degree of risk.

•	We may allocate the net proceeds from this offering in ways with which you may not agree.

•	Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

•
Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which could dilute our existing shareholders and be senior to our common stock for the purposes of distributions, may harm the value of our common stock.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form N-2 together with all amendments and related exhibits under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement contains additional information about us and the common stock being offered by this prospectus. You may inspect the registration statement and the exhibits without charge at the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain copies from the SEC at prescribed rates.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect our SEC filings, without charge, at the public reference facilities of the SEC at 100 F Street, NE, Washington, DC 20549. The SEC also maintains a web site at http://www.sec.gov that contains our SEC filings. You can also obtain copies of these materials from the public reference section of the SEC at 100 F Street, NE, Washington, DC 20549, at prescribed rates. Please call the SEC at 1-202-551-8090 for further information on the public reference room. Copies may also be obtained, after paying a duplicating fee, by electronic request to publicinfo@sec.gov or by written request to Public Reference Section, Washington, DC 20549-0102. You can also inspect reports and other information we file at the offices of the NYSE, and you are able to inspect those at 20 Broad Street, New York, NY 10005.

FEES AND EXPENSES

This table describes the various costs and expenses that an investor in our common stock will bear directly or indirectly.

Shareholder Transaction Expenses (as a percentage of the offering price)
Sales load	%(1)
Offering expenses borne by us	%(2)
Dividend reinvestment plan expenses	%(3)
Total shareholder transaction expenses	%(4)
Estimated Annual Expenses (as a percentage of consolidated net assets attributable to common stock) (5)
Management fees	2.36%(6)
Incentive fees payable under Advisory Agreement (20% of net realized capital gains (on investments made after November 1, 2003) and 20% of pre-incentive fee net operating income)	4.66%(6)
Other expenses	1.33%(7)
Acquired fund fees and expenses	0.14%
Interest payments on borrowed funds	2.47%(8)
Total annual expenses	10.96%(9)

Example

The following example, required by the SEC, demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in us. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. See Note 8 below for additional information regarding certain assumptions regarding our level of leverage.

	1 Year	3 Years	5 Years	10 Years
You would pay the following cumulative expenses on a $1,000 investment, assuming a 5.0% annual return	$106	$300	$472	$819

Although the example assumes (as required by the SEC) a 5.0% annual return, our performance will vary and may result in a return of greater or less than 5.0%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in the dividend reinvestment plan may receive shares of common stock that we issue at net asset value or are purchased by the administrator of the dividend reinvestment plan, at the market price in effect at the time, which may be at or below net asset value. See "Dividend Reinvestment Plan."

The example should not be considered a representation of future expenses, and the actual expenses may be greater or less than those shown.

____________

(1)	In the event that the securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.

(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by us as a percentage of the offering price.

(3)	The expenses of administering our dividend reinvestment plan are included in “Other expenses”.

(4)	The related prospectus supplement will disclose the offering price and the total shareholder transaction expenses as a percentage of the offering price.

(5)
"Consolidated net assets attributable to common stock" equals the weighted average of the Company's consolidated net assets (i.e., total consolidated assets less total consolidated liabilities) estimated for the current fiscal year, including the anticipated net proceeds from an offering in the current fiscal year.

(6)
Pursuant to our Amended and Restated Investment Advisory and Management Agreement (the "Advisory Agreement"), the Company pays TTG Advisers a management fee and an incentive fee. The management fee is calculated at an annual rate of 2% of our total assets (excluding cash and the value of any investment by the Company not made in a portfolio company ("Non-Eligible Assets") but including assets purchased with borrowed funds that are not Non-Eligible Assets). (Although the Company's investments in the PE Fund may, as a technical matter, not be deemed a "Non-Eligible Asset," such investments, due to a separate provision in the Advisory Agreement, are excluded from any management fee or incentive fee calculation and thus are not subject to fees paid under the Advisory Agreement. See "Advisory Agreement" for more information.) The incentive fee, which has two parts – an incentive fee on income and an incentive fee on capital gains, is payable to TTG Advisers based on our performance, may not be paid unless we achieve certain goals and remains unpaid until certain realization events occur. Because the example above assumes a 5.0% return, as required by the SEC, no incentive fee on income would be payable during the current fiscal year. The amount of the incentive fee in the table is based on the actual realized gains and losses for the fiscal year ended October 31, 2013 and the unrealized appreciation of our investments as of such date and assumes that all such unrealized appreciation is converted to realized capital gains during the current fiscal year. For a more complete description of the management and incentive fees, see "Advisory Agreement" on page 102 below.

(7)
"Other expenses" are based on estimated amounts for the current fiscal year. Included in other expenses is estimated current or deferred tax expense incurred by the Company and its consolidated subsidiaries.

(8)
The estimate is based on borrowings outstanding as of July 31, 2014 and our assumption is that our borrowings will remain similar to the amounts outstanding as of that date. We had outstanding borrowings of $214,408,750 at July 31, 2014. The estimate also includes expected interest expense on borrowings during the current fiscal year.

(9)
TTG Advisers agreed to an expense cap for the fiscal years 2011, 2012 and 2013 pursuant to which it absorbs or reimburses operating expenses of the Company (promptly following the completion of such year), to the extent necessary to limit the Company's expense ratio (the consolidated expenses of the Company, including any amounts payable to TTG Advisers under the base management fee, but excluding the amount of any interest and other direct borrowing costs, taxes, incentive compensation, payments made by the general partner ("GP") of the MVC Private Equity Fund, L.P. to TTG Advisers pursuant to the Portfolio Management Agreement between the GP and TTG Advisers and extraordinary expenses taken as a percentage of the Company's average net assets) for such year to 3.5%. TTG Advisers has also voluntarily agreed to extend the expense cap of 3.5% through the fiscal year 2014. In addition, for the 2010 through 2013 fiscal years, TTG Advisers voluntarily agreed to waive $150,000 of expenses that the Company is obligated to reimburse to TTG Advisers under the Advisory Agreement (TTG Advisers has also voluntarily agreed to an extension of this waiver for fiscal 2014). TTG Advisers has also voluntarily agreed that any assets of the Company that were invested in exchange-traded funds and Octagon High Income Cayman Fund Ltd. ("Octagon Fund") would not be taken into account in the calculation of the base management fee due to TTG Advisers under the Advisory Agreement. Further, TTG Advisers has voluntarily agreed to waive any management fees on the Company’s assets invested in Equus common stock. The expense cap and voluntary waivers are described further in "Advisory Agreement" on page 102 below. If the expense cap and voluntary waivers were taken into account in the fee table, the Company's expense ratio for the current fiscal year would be 10.92%.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the condensed consolidated financial information below with the Consolidated Financial Statements and Notes thereto included in this prospectus. Financial information for the fiscal years ended October 31, 2013, 2012, 2011, 2010 and 2009 are derived from the consolidated financial statements, which have been audited by the Company's current independent registered public accounting firm. Quarterly financial information is derived from unaudited financial data but, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the financial condition and operating results for such interim periods. Interim results as of and for the nine months ended July 31, 2014 are not necessarily indicative of the results that may be expected for the year ending October 31, 2014. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 32 for more information.

Selected Consolidated Financial Data

	Nine MonthPeriod Ended	Year Ended October 31,
	July 31,
	2014	2013	2012	2011	2010	2009
	(Unaudited)
	(In thousands, except per share data)
Operating Data:
Interest and related portfolio income:
Interest and dividend income	$11,792	$19,622	$25,205	$11,450	$19,315	$21,755
Fee income	1,245	2,853	1,940	2,784	3,696	4,099
Fee income - asset management	1,493	1,795	2,300	396
Other income	962	493	442	1,341	510	255

Total operating income	15,492	24,763	29,887	15,971	23,521	26,109

Expenses:
Management fee	6,772	8,267	8,588	8,845	9,330	9,843
Portfolio fees - asset management	600	418	968	-	-	-
Management fee - asset management	480	929	757	297	-	-
Administrative	2,731	3,712	3,573	4,320	3,395	3,519
Interest and other borrowing costs	7,087	6,724	3,367	3,082	2,825	3,128
Net Incentive compensation	(6,145)	8,304	(5,937)	1,948	2,479	3,717

Total operating expenses	11,525	28,354	11,316	18,492	18,029	20,207

Total waiver by adviser	(113)	(150)	(2,554)	(251)	(150)	-

Total net operating expenses	11,412	28,204	8,762	18,241	17,879	20,207

Net operating income (loss) before taxes	4,080	(3,441)	21,125	(2,270)	5,642	5,902

Tax expense, net	2	4	4	14	8	1,377

Net operating income (loss)	4,078	(3,445)	21,121	(2,284)	5,634	4,525

Net realized and unrealized gain (loss):
Net realized gain (loss) on investments	3,156	43,665	(20,518)	(26,422)	32,188	(25,082)
Net unrealized (depreciation) appreciation on investments	(31,609)	(3,483)	(22,257)	35,677	(21,689)	34,804

Net realized and unrealized (loss) gain on investments	(28,453)	40,182	(42,775)	9,255	10,499	9,722

Net (decrease) increase in net assets resulting from operations	$(24,375)	$36,737	$(21,654)	$6,971	$16,133	$14,247

Per Share:
Net (decrease) increase in net assets per share resulting from operations	$(1.08)	$1.59	$(0.90)	$0.30	$0.66	$0.59
Dividends per share	$0.405	$0.540	$0.495	$0.480	$0.480	$0.480
Balance Sheet Data:
Portfolio at value	$448,896	$440,298	$404,171	$452,215	$433,901	$502,803
Portfolio at cost	412,249	371,932	332,432	358,219	375,582	422,794
Total assets	596,941	586,828	456,431	497,107	500,373	510,846
Shareholders’ equity	360,124	393,554	386,016	419,510	424,994	424,456
Shareholders’ equity per share (net asset value)	$15.86	$17.40	$16.14	$17.54	$17.71	$17.47
Common shares outstanding at period end	22,703	22,618	23,917	23,917	23,991	24,297
Other Data:
Number of Investments funded in period	20	15	11	13	5	6
Investments funded ($) in period	$61,608	$95,701	$11,300	$43,235	$8,332	$6,293
Repayment/sales in period	33,583	103,069	19,950	60,157	94,232	16,978
Net investment activity in period	28,025	(7,368)	(8,650)	(16,922)	(85,900)	(10,685)

	2014			2013				2012				2011

	Qtr3	Qtr2	Qtr1	Qtr4	Qtr3	Qtr2	Qtr 1	Qtr 4	Qtr 3	Qtr 2	Qtr 1	Qtr 4	Qtr 3	Qtr 2	Qtr 1
				(In thousands, except per share data)
Quarterly Data (Unaudited):

Total operating income	5,016	5,863	4,613	4,469	7,245	6,663	6,386	6,148	3,931	16,164	3,644	3,421	3,482	4,544	4,524

Management fee	2,162	2,306	2,304	2,221	2,101	1,865	2,080	2,027	2,127	2,177	2,257	2,155	2,183	2,022	2,485
Portfolio fees - asset management	153	341	106	106	103	103	106	106	338	462	62	-	-	-	-
Management fee - asset management	17	231	232	233	232	232	232	140	41	188	388	-	-	227	70
Administrative	1,096	727	908	1,023	897	902	890	862	971	817	923	1,105	1,049	990	1,176
Interest, fees and other borrowing costs	2,426	2,406	2,255	2,254	2,115	1,418	937	886	854	832	795	783	784	745	770
Net Incentive compensation	(1,831)	(4,868)	554	2,160	3,961	1,008	1,175	(1,410)	(2,415)	(175)	(1,937)	3,483	(463)	531	(1,603)
Total waiver by adviser	(38)	(37)	(38)	(37)	(38)	(37)	(38)	(38)	(37)	(2,383)	(96)	(38)	(37)	(38)	(138)
Tax expense	1	-	1	1	1	1	1	3	-	-	1	2	-	2	10
Net operating income (loss) before
net realized and unrealized gains	1,030	4,757	(1,709)	(3,492)	(2,127)	1,171	1,003	3,572	2,052	14,246	1,251	(4,069)	(34)	65	1,754
Net (decrease) increase in net
assets resulting from operations	(7,876)	(18,546)	2,047	3,855	18,114	7,892	6,876	(3,556)	(10,595)	1,515	(9,018)	13,282	(2,369)	2,302	(6,244)
Net (decrease) increase in net assets
resulting from operations per share	(0.35)	(0.83)	0.10	0.18	0.79	0.33	0.29	(0.14)	(0.45)	0.06	(0.37)	0.56	(0.10)	0.10	(0.26)
Net asset value per share	15.86	16.42	17.36	17.40	17.36	16.56	16.29	16.14	16.42	16.99	17.04	17.54	17.10	17.32	17.33

RISK FACTORS

Investing in MVC Capital involves a number of significant risks relating to our business and investment objective. As a result, there can be no assurance that we will achieve our investment objective. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. The Company's risk factors include those directly related to the Company's business, its investments, and potential offerings.

BUSINESS RISKS

Business risks are risks that are associated with general business conditions, the economy, and the operations of the Company. Business risks are not risks associated with our specific investments or an offering of our securities.

We depend on key personnel of TTG Advisers, especially Mr. Tokarz, in seeking to achieve our investment objective.

We depend on the continued services of Mr. Tokarz and certain other key management personnel of TTG Advisers. If we were to lose access to any of these personnel, particularly Mr. Tokarz, it could negatively impact our operations and we could lose business opportunities. There is a risk that Mr. Tokarz’s expertise may be unavailable to the Company, which could significantly impact the Company’s ability to achieve its investment objective.

Our returns may be substantially lower than the average returns historically realized by the private equity industry as a whole.

Past performance of the private equity industry is not necessarily indicative of that sector’s future performance, nor is it necessarily a good proxy for predicting the returns of the Company. We cannot guarantee that we will meet or exceed the rates of return historically realized by the private equity industry as a whole. Additionally, our overall returns are impacted by certain factors related to our structure as a publicly-traded business development company, including:

•	The substantially lower return we are likely to realize on short-term liquid investments during the period in which we are identifying potential investments, and

•	The periodic disclosure required of business development companies, which could result in the Company being less attractive as an investor to certain potential portfolio companies.

Substantially all of our portfolio investments and escrow receivables are recorded at “fair value” and, as a result, there is a degree of uncertainty regarding the carrying values of our portfolio investments.

Pursuant to the requirements of the 1940 Act, because our portfolio company investments do not have readily ascertainable market values, we record these investments at fair value in accordance with our Valuation Procedures adopted by our Board of Directors. As permitted by the SEC, the Board of Directors has delegated the responsibility of making fair value determinations to the Valuation Committee, subject to the Board of Directors’ supervision and pursuant to the Valuation Procedures.

At July 31, 2014, approximately 76.2% of our total assets represented portfolio investments and escrow receivables recorded at fair value.

There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. In determining the fair value of a portfolio investment, the Valuation Committee analyzes, among other factors, the portfolio company’s financial results and projections and publicly traded comparable companies when available, which may be dependent on general economic conditions. We specifically value each individual investment and record unrealized depreciation for an investment that we believe has become impaired, including where collection of a loan or realization of an equity security is doubtful. Conversely, we will record unrealized appreciation if we have an indication (based on a significant development) that the underlying portfolio company has appreciated in value and, therefore, our equity security has also appreciated in value, where appropriate. Without a readily ascertainable market value and because of the inherent uncertainty of fair valuation, fair value of our investments may differ significantly from the values that would have been used had a ready market existed for the investments, and the differences could be material.

Pursuant to our Valuation Procedures, our Valuation Committee (which is currently comprised of three Independent Directors) reviews, considers and determines fair valuations on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). Any changes in valuation are recorded in the consolidated statements of operations as “Net change in unrealized appreciation (depreciation) on investments.”

Economic recessions or downturns, including the current economic instability in Europe and the United States, could impair our portfolio companies and have a material adverse impact on our business, financial condition and results of operations.

Many of the companies in which we have made or will make investments may be susceptible to adverse economic conditions. Adverse economic conditions may affect the ability of a company to engage in a liquidity event. These conditions could lead to financial losses in our portfolio and a decrease in our revenues, net income and assets. Conditions in the public debt and equity markets have been volatile and pricing levels have performed similarly. As a result, depending on market conditions, we could incur substantial realized losses and suffer unrealized losses in future periods, which could have a material adverse impact on our business, financial condition and results of operations. If current market conditions continue, or worsen, it may adversely impact our ability to deploy our investment strategy and achieve our investment objective.

Our overall business of making loans or private equity investments may be affected by current and future market conditions. The absence of an active mezzanine lending or private equity environment may slow the amount of private equity investment activity generally. As a result, the pace of our investment activity may slow, which could impact our ability to achieve our investment objective. In addition, significant changes in the capital markets could have an effect on the valuations of private companies and on the potential for liquidity events involving such companies. This could affect the amount and timing of any gains realized on our investments and thus have a material adverse impact on our financial condition.

Depending on market conditions, we could incur substantial realized losses and suffer unrealized losses in future periods, which could have a material adverse impact on our business, financial condition and results of operations. In addition, the global financial markets have not fully recovered from the global financial crisis and the economic factors which gave rise to the crisis. The continuation of current global market conditions, uncertainty or further deterioration, including the economic instability in Europe, could result in further declines in the market values of the Company investments. Such declines could also lead to diminished investment opportunities for the Company, prevent the Company from successfully executing its investment strategies or require the Company to dispose of investments at a loss while such adverse market conditions prevail.

We may not realize gains from our equity investments.

When we invest in mezzanine and senior debt securities, we may acquire warrants or other equity securities as well. We may also invest directly in various equity securities. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive or invest in may not appreciate in value and, in fact, may decline in value. In addition, the equity securities we receive or invest in may be subject to restrictions on resale during periods in which it would be advantageous to sell. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

The market for private equity investments can be highly competitive. In some cases, our status as a regulated business development company may hinder our ability to participate in investment opportunities.

We face competition in our investing activities from private equity funds, other business development companies, investment banks, investment affiliates of large industrial, technology, service and financial companies, small business investment companies, wealthy individuals and foreign investors. As a regulated business development company, we are required to disclose quarterly the name and business description of portfolio companies and the value of any portfolio securities. Many of our competitors are not subject to this disclosure requirement. Our obligation to disclose this information could hinder our ability to invest in certain portfolio companies. Additionally, other regulations, current and future, may make us less attractive as a potential investor to a given portfolio company than a private equity fund not subject to the same regulations. Furthermore, some of our competitors have greater resources than we do. Increased competition would make it more difficult for us to purchase or originate investments at attractive prices. As a result of this competition, sometimes we may be precluded from making certain investments.

Our ability to use our capital loss carry forwards and certain other losses may be subject to limitations.

On October 31, 2014, the Company had a net capital loss carry forward of $906,240, all of which will expire in the year 2019. To the extent future capital gains are offset by capital loss carry forwards, such gains need not be distributed. If, over a three-year period, we experience an aggregate shift of more than 50% in the ownership of our common stock attributable to transactions involving one or more "5% shareholders" (e.g., if a shareholder acquires 5% or more of our outstanding shares of common stock, or if a shareholder who owns 5% or more of our outstanding shares of common stock significantly increases or decreases its investment in the Company), our ability to utilize our capital loss carry forwards and losses from Legacy Investments to offset future capital gains may be severely limited. Further, in the event that we are deemed to have failed to meet the requirements to qualify as a RIC, our ability to use our capital loss carry forwards could be adversely affected.

Loss of RIC status tax treatment would substantially reduce net assets and income available for dividends.

We have operated so as to qualify as a RIC. If we meet source of income, diversification and distribution requirements, we will qualify for effective “pass-through” tax treatment. We would cease to qualify for such pass-through tax treatment if we were unable to comply with these requirements. In addition, we may have difficulty meeting the requirement to make distributions to our shareholders because in certain cases we may recognize income before or without receiving cash representing such income, such as in the case of debt obligations that are treated as having original issue discount. If we fail to qualify as a RIC, unless certain cure provisions apply, we will have to pay corporate-level taxes on all of our income whether or not we distribute it, which would substantially reduce the amount of assets and income available for distribution to our shareholders, and all of our distributions will be taxed to our shareholders as corporate distributions. Even if we qualify as a RIC, we generally will be subject to a corporate-level income tax on the income we do not distribute. Moreover, if we do not distribute at least (1) 98% of our ordinary income during each calendar year, (2) 98.2% of our capital gain net income realized in the period from November 1 of the prior year through October 31 of the current year, and (3) all such ordinary income and capital gains for previous years that were not distributed during those years, we generally will be subject to a 4% excise tax on certain undistributed amounts.

There are certain risks associated with the Company holding debt obligations that are treated under applicable tax rules as having original issue discount.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount ("OID") (such as debt instruments with payment-in-kind, or PIK, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute OID or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discount and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Any OID or other amounts accrued will be included in our investment company taxable income for the year of the accrual. Therefore, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code, even though we will not have received any corresponding cash amount. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax, as described in the previous risk factor regarding loss of RIC status.

Additionally, the higher interest rates of OID instruments reflect the payment deferral and increased credit risk associated with these instruments, and OID instruments generally represent a significantly higher credit risk than coupon loans. Even if the accounting conditions for income accrual are met, the borrower could still default when the Company's actual collection is supposed to occur at the maturity of the obligation.

OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. OID income may also create uncertainty about the source of the Company's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested by the shareholders, the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital. PIK interest has the effect of generating investment income and potentially increasing the incentive fees payable to TTG Advisers at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate. Furthermore, OID creates the risk that fees will be paid to TTG Advisers based on non-cash accruals that ultimately may not be realized, while TTG Advisers will be under no obligation to reimburse the Company for these fees.

Our ability to grow depends on our ability to raise capital.

To fund new investments, we may need to issue periodically equity securities, borrow from financial and other institutions or obtain debt sources of capital. Unfavorable economic conditions could increase our funding costs, limit our access to the public markets or result in a decision by lenders not to extend credit to us. If we fail to obtain capital to fund our investments, it could limit both our ability to grow our business and our profitability. With certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. The amount of leverage that we employ depends on TTG Advisers’ and our Board's assessment of market and other factors at the time of any proposed borrowing. We cannot assure you that we will be able to maintain our current facility or obtain other lines of credit at all or on terms acceptable to us.

Complying with the RIC requirements may cause us to forego otherwise attractive opportunities.

In order to qualify as a RIC for U.S. federal income tax purposes, we must satisfy tests concerning the sources of our income, the nature and diversification of our assets and the amounts we distribute to our shareholders. We may be unable to pursue investments that would otherwise be advantageous to us in order to satisfy the source of income or asset diversification requirements for qualification as a RIC. In particular, to qualify as a RIC, at least 50% of our assets must be in the form of cash and cash items, Government securities, securities of other RICs, and other securities that represent not more than 5% of our total assets and not more than 10% of the outstanding voting securities of the issuer. We have from time to time held a significant portion of our assets in the form of securities that exceed 5% of our total assets or more than 10% of the outstanding voting securities of an issuer, and compliance with the RIC requirements currently limits us from making investments that represent more than 5% of our total assets or more than 10% of the outstanding voting securities of the issuer. Thus, compliance with the RIC requirements may hinder our ability to take advantage of investment opportunities believed to be attractive, including potential follow-on investments in certain of our portfolio companies. Furthermore, as a result of the foregoing restrictions, the Board has approved an amended policy for the allocation of investment opportunities, which requires TTG Advisers to give first priority to the PE Fund only for all equity investments that would represent more than 5% of our total assets or more than 10% of the outstanding voting securities of the issuer. For a further discussion of this allocation policy, please see "MVC Capital – Our Investment Strategy – Allocation of Investment Opportunities" below.

Regulations governing our operation as a business development company affect our ability to, and the way in which we, raise additional capital.

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock or warrants at a price below the then-current net asset value per share of our common stock if our Board determines that such sale is in the best interests of the Company and its stockholders, and, if required by law or regulation, our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board, closely approximates the market value of such securities (less any distributing commission or discount). If we raise additional funds by issuing more common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease, and you might experience dilution.

Any failure on our part to maintain our status as a business development company would reduce our operating flexibility.

We intend to continue to qualify as a business development company (“BDC”) under the 1940 Act. The 1940 Act imposes numerous constraints on the operations of BDCs. For example, BDCs are required to invest at least 70% of their total assets in specified types of securities, primarily in private companies or thinly-traded U.S. public companies, cash, cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less. Furthermore, any failure to comply with the requirements imposed on BDCs by the 1940 Act could cause the SEC to bring an enforcement action against us and/or expose us to claims of private litigants. In addition, upon approval of a majority of our stockholders, we may elect to withdraw our status as a business development company. If we decide to withdraw our election, or if we otherwise fail to qualify as a business development company, we may be subject to the substantially greater regulation under the 1940 Act as a closed-end investment company. Compliance with such regulations would significantly decrease our operating flexibility, and could significantly increase our costs of doing business.

Changes in the law or regulations that govern business development companies and RICs, including changes in tax laws or regulations, may significantly impact our business.

We and our portfolio companies are subject to regulation by laws at the local, state and federal levels, including federal securities law and federal taxation law. These laws and regulations, as well as their interpretation, may change from time to time. A change in these laws or regulations may significantly affect our business.

Results may fluctuate and may not be indicative of future performance.

Our operating results will fluctuate and, therefore, you should not rely on current or historical period results to be indicative of our performance in future reporting periods. In addition to many of the above-cited risk factors, other factors could cause operating results to fluctuate including, among others, variations in the investment origination volume and fee income earned, variation in timing of prepayments, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions.

Our common stock price can be volatile.

The trading price of our common stock may fluctuate substantially. The price of the common stock may be higher or lower than the price you pay for your shares, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include the following:

•	Price and volume fluctuations in the overall stock market from time to time;

•	Significant volatility in the market price and trading volume of securities of business development companies or other financial services companies;

•
Volatility resulting from trading by third parties in derivative instruments that use our common stock as the referenced asset, including puts, calls, long-term equity participation securities, or LEAPs, or short trading positions;

•	Changes in regulatory policies or tax guidelines with respect to business development companies or RICs;

•	Our adherence to applicable regulatory and tax requirements, including the current restriction on our ability to make Non-Diversified Investments;

•	Actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations of securities analysts;

•	General economic conditions and trends;

•	Loss of a major funding source, which would limit our liquidity and our ability to finance transactions; or

•	Departures of key personnel of TTG Advisers.

We are subject to market discount risk.

As with any stock, the price of our shares will fluctuate with market conditions and other factors. If shares are sold, the price received may be more or less than the original investment. Whether investors will realize gains or losses upon the sale of our shares will not depend directly upon our NAV, but will depend upon the market price of the shares at the time of sale. Since the market price of our shares will be affected by such factors as the relative demand for and supply of the shares in the market, general market and economic conditions and other factors beyond our control, we cannot predict whether the shares will trade at, below or above our NAV. Although our shares, from time to time, have traded at a premium to our NAV, currently, our shares are trading at a discount to NAV, which discount may fluctuate over time. Our common stock has historically traded at prices below our net asset value per share and was trading as of July 31, 2014 at an approximately 21.9% discount to NAV. Therefore, shareholders selling their shares will likely have to sell at a significant discount to their purchase price.

We have not established a mandated minimum dividend payment level and we cannot assure you of our ability to make distributions to our shareholders in the future.

We cannot assure that we will achieve investment results that will allow us to make cash distributions or year-to-year increases in cash distributions. Our ability to make distributions is impacted by, among other things, the risk factors described in this prospectus. In addition, the asset coverage test applicable to us as a business development company can limit our ability to make distributions. Any distributions will be made at the discretion of our Board and will depend on our earnings, our financial condition, maintenance of our RIC status and such other factors as our Board may deem relevant from time to time. We cannot assure you of our ability to make distributions to our shareholders.

During certain periods, our distributions (dividends) have exceeded and may, in the future, exceed our taxable earnings and profits. Therefore, portions of the distributions that we make may represent a return of capital to you for tax purposes, which will reduce your tax basis in your shares.

During certain periods, our distributions have exceeded and may, in the future, exceed our earnings. For example, in the event that we encounter delays in locating suitable investment opportunities, we may pay all or a portion of our distributions from the proceeds of any securities offering, from borrowings in anticipation of future cash flow or from available funds. Therefore, portions of the distributions that we make may be a return of the money that you originally invested and represent a return of capital to you for tax purposes. A return of capital generally is a return of your investment rather than a return of earnings or gains derived from our investment activities and will be made after deducting the fees and expenses payable in connection with the offering. Such a return of capital is not immediately taxable, but reduces your tax basis in your shares, which may result in higher taxes (or a smaller loss) for you even if your shares are sold at a price below your original investment.

We have borrowed and may continue to borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

We have borrowed and may continue to borrow money (subject to the 1940 Act limits) in seeking to achieve our investment objective going forward. Borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, can increase the risks associated with investing in our securities.

Under the provisions of the 1940 Act, we are permitted, as a business development company, to borrow money or “issue senior securities” only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to sell a portion of our investments and, depending on the nature of our leverage, repay a portion of our indebtedness at a time when such sales may be disadvantageous.

We have borrowed from and may continue to borrow from, and issue senior debt securities to, banks, insurance companies and other private and public lenders. Lenders of these senior securities have fixed dollar claims on our assets that are superior to the claims of our common shareholders. If the value of our assets increases, then leveraging would cause the NAV attributable to our common stock to increase more sharply than it would had we not used leverage. Conversely, if the value of our consolidated assets decreases, leveraging would cause the NAV to decline more sharply than it otherwise would have had we not used leverage. Similarly, any increase in our consolidated income in excess of consolidated interest expense on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our consolidated income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock dividend payments. Leverage is generally considered a speculative investment technique.

As of July 31, 2014, we had $100 million in borrowings under our short-term credit facility, Credit Facility II (as defined below). Further, we have approximately $114.4 million in aggregate principal amount of senior unsecured notes (the “Senior Notes”) outstanding. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Subsequent Events” for further information on our indebtedness.

Our ability to service our debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. The amount of leverage that we employ at any particular time will depend on our management’s and our Board of Director’s assessments of market and other factors at the time of any proposed borrowing. The Senior Notes and Credit Facility II impose certain financial and operating covenants that may restrict a portion of our business activities, including limitations that could hinder our ability to obtain additional financings. A failure to add new or replacement debt facilities or issue additional debt securities or other evidences of indebtedness could have an adverse effect on our business, financial condition or results of operations.

The following table is designed to illustrate the effect on return to a holder of our common stock of the leverage created by our use of borrowing, at the weighted annualized average interest rate of 4.6% for the nine month period ended July 31, 2014 and assuming hypothetical annual returns on our portfolio of minus 20 to plus 20 percent. As shown in the table, leverage generally increases the return to stockholders when the portfolio return is positive and decreases the return to stockholders when the portfolio return is negative. Actual returns to stockholders may be greater or less than those appearing in the table.

Assumed Return on Our Portfolio

Assumed Return on Portfolio (net of expenses) (1)	-20%	-15%	-10%	-5%	0%	5%	10%	15%	20%
Corresponding Return to Common Stockholders (2)	-32.2%	-24.8%	-17.3%	-9.9%	-2.4%	5.0%	12.5%	20.0%	27.4%

(1)	The assumed portfolio return is required by regulation of the SEC and is not a prediction of, and does not represent, our projected or actual performance.

(2)
In order to compute the "Corresponding Return to Common Stockholders," the "Assumed Return on Portfolio" is multiplied by the total value of our assets at the beginning of the period to obtain an assumed return to us. From this amount, all interest expense accrued during the period is subtracted to determine the return available to stockholders. The return available to stockholders is then divided by the total value of our net assets as of the beginning of the period to determine the "Corresponding Return to Common Stockholders."

Changes in interest rates may affect our cost of capital and net operating income and our ability to obtain additional financing.

Because we have borrowed and may continue to borrow money to make investments, our net investment income before net realized and unrealized gains or losses, or net investment income, may be dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. As a result, there can be no assurance that a significant change in market interest rates would not have a material adverse effect on our net investment income. In periods of declining interest rates, we may have difficulty investing our borrowed capital into investments that offer an appropriate return. In periods of sharply rising interest rates, our cost of funds would increase, which could reduce our net investment income. We may use a combination of long-term and short-term borrowings and equity capital to finance our investing activities. We may utilize our short-term credit facility as a means to bridge to long-term financing. Our long-term fixed-rate investments are financed primarily with equity and intermediate or long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. Additionally, we cannot assure you that financing will be available on acceptable terms, if at all. Recent turmoil in the credit markets has greatly reduced the availability of debt financing. Deterioration in the credit markets, which could delay our ability to sell certain of our loan investments in a timely manner, could also negatively impact our cash flows.

A small portion of our existing investment portfolio was not selected by the investment team of TTG Advisers.

As of July 31, 2014, 1.00% of the Company’s assets were represented by Legacy Investments. These investments were made pursuant to the Company’s prior investment objective of seeking long-term capital appreciation from venture capital investments in information technology companies.

Generally, a cash return may not be received on these investments until a “liquidity event,” i.e., a sale, public offering or merger, occurs. Until then, these Legacy Investments remain in the Company’s portfolio. The Company is managing them to seek to realize maximum returns.

Under the Advisory Agreement, TTG Advisers is entitled to compensation based on our portfolio’s performance. This arrangement may result in riskier or more speculative investments in an effort to maximize incentive compensation. Additionally, because the base management fee payable under the Advisory Agreement is based on total assets, TTG Advisers may have an incentive to increase portfolio leverage in order to earn higher base management fees.

The way in which the compensation payable to TTG Advisers is determined may encourage the investment team to recommend riskier or more speculative investments and to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would adversely affect our shareholders, including investors in this offering. In addition, key criteria related to determining appropriate investments and investment strategies, including the preservation of capital, might be under-weighted if the investment team focuses exclusively or disproportionately on maximizing returns.

There are potential conflicts of interest that could impact our investment returns.

Our officers and directors, and members of the TTG Advisers investment team, may serve other entities, including the PE Fund and others that operate in the same or similar lines of business as we do. Accordingly, they may have obligations to those entities, the fulfillment of which might not be in the best interests of us or our shareholders. It is possible that new investment opportunities that meet our investment objective may come to the attention of one of the management team members or our officers or directors in his or her role as an officer or director of another entity or as an investment professional associated with that entity, and, if so, such opportunity might not be offered, or otherwise made available, to us.

Additionally, as an investment adviser, TTG Advisers has a fiduciary obligation to act in the best interests of its clients, including us. To that end, if TTG Advisers manages any additional investment vehicles or client accounts (which includes its current management of the PE Fund), TTG Advisers will endeavor to allocate investment opportunities in a fair and equitable manner. When the investment professionals of TTG Advisers identify an investment, they will have to choose which investment fund should make the investment. As a result, there may be times when the management team of TTG Advisers has interests that differ from those of our shareholders, giving rise to a conflict. In an effort to mitigate situations that give rise to such conflicts, TTG Advisers adheres to a policy (which was approved by our Board of Directors) relating to allocation of investment opportunities, which generally requires, among other things, that TTG Advisers continue to offer the Company investment opportunities in mezzanine and debt securities as well as non-control equity investments in small and middle market U.S. companies. For a further discussion of this allocation policy, please see "MVC Capital – Our Investment Strategy – Allocation of Investment Opportunities" below.

Our relationship with any investment vehicle we or TTG Advisers manage could give rise to conflicts of interest with respect to the allocation of investment opportunities between us on the one hand and the other vehicles on the other hand.

Our subsidiaries are authorized to and serve as a general partner or managing member to a private equity or other investment vehicle(s) (“Other Vehicles”). We or TTG Advisers may serve as an investment manager, sub-adviser or portfolio manager to the Other Vehicles. This raises a potential conflict of interest with respect to allocation of investment opportunities to us, on the one hand and to the Other Vehicles on the other hand. In fact, our Board has authorized the establishment of the PE Fund that would have the ability, among other things, to make Non-Diversified Investments. (See discussion on PE Fund in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”) The Board and TTG Advisers have adopted an allocation policy (referenced above) to help mitigate potential conflicts of interest among us and similarly managed vehicles. The PE Fund has generally been given priority only on all Non-Diversified Investments, which investments would otherwise have been made available to us. (We note that the Company is currently limited in its ability to make Non-Diversified Investments.)

Wars, terrorist attacks, and other acts of violence may affect any market for our common stock, impact the businesses in which we invest and harm our operations and our profitability.

Wars, terrorist attacks and other acts of violence are likely to have a substantial impact on the U.S. and world economies and securities markets. The nature, scope and duration of the unrest, wars and occupation cannot be predicted with any certainty. Furthermore, terrorist attacks may harm our results of operations and your investment. We cannot assure you that there will not be further terrorist attacks against the United States or U.S. businesses. Such attacks and armed conflicts in the United States or elsewhere may impact the businesses in which we invest directly or indirectly, by undermining economic conditions in the United States. Losses resulting from terrorist events are generally uninsurable.

Our financial condition and results of operations will depend on our ability to effectively manage our future growth.

Our ability to achieve our investment objective can depend on our ability to sustain continued growth. Accomplishing this result on a cost-effective basis is largely a function of our marketing capabilities, our management of the investment process, our ability to provide competent, attentive and efficient services and our access to financing sources on acceptable terms. As we grow, TTG Advisers may need to hire, train, supervise and manage new employees. Failure to effectively manage our future growth could have a material adverse effect on our business, financial condition and results of operations.

INVESTMENT RISKS

Investment risks are risks associated with our determination to execute on our business objective. These risks are not risks associated with general business conditions or those relating to an offering of our securities.

Investing in private companies involves a high degree of risk.

Our investment portfolio generally consists of loans to, and investments in, private companies. Investments in private businesses involve a high degree of business and financial risk, which can result in substantial losses and, accordingly, should be considered speculative. There is generally very little publicly available information about the companies in which we invest, and we rely significantly on the due diligence of the members of the investment team to obtain information in connection with our investment decisions.

Our investments in portfolio companies are generally illiquid.

We generally acquire our investments directly from the issuer in privately negotiated transactions. Most of the investments in our portfolio (other than cash or cash equivalents and certain other investments made pending investments in portfolio companies such as investments in exchange-traded funds) are typically subject to restrictions on resale or otherwise have no established trading market. We may exit our investments when the portfolio company has a liquidity event, such as a sale, recapitalization or initial public offering. The illiquidity of our investments may adversely affect our ability to dispose of equity and debt securities at times when it may be otherwise advantageous for us to liquidate such investments. In addition, if we were forced to immediately liquidate some or all of the investments in the portfolio, the proceeds of such liquidation could be significantly less than the current fair value of such investments.

Our investments in small and middle-market privately-held companies are extremely risky and the Company could lose its entire investment.

Investments in small and middle-market privately-held companies are subject to a number of significant risks including the following:

•
Small and middle-market companies may have limited financial resources and may not be able to repay the loans we make to them. Our strategy includes providing financing to companies that typically do not have capital sources readily available to them. While we believe that this provides an attractive opportunity for us to generate profits, this may make it difficult for the borrowers to repay their loans to us upon maturity.

•
Small and middle-market companies typically have narrower product lines and smaller market shares than large companies. Because our target companies are smaller businesses, they may be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. In addition, smaller companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing and other capabilities, and a larger number of qualified managerial and technical personnel.

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There is generally little or no publicly available information about these privately-held companies. There is generally little or no publicly available operating and financial information about privately-held companies. As a result, we rely on our investment professionals to perform due diligence investigations of these privately-held companies, their operations and their prospects. We may not learn all of the material information we need to know regarding these companies through our investigations. It is difficult, if not impossible, to protect the Company from the risk of fraud, misrepresentation or poor judgment by our portfolio companies.

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Small and middle-market companies generally have less predictable operating results. We expect that our portfolio companies may have significant variations in their operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, may require substantial additional capital to support their operations, finance expansion or maintain their competitive position, may otherwise have a weak financial position or may be adversely affected by changes in the business cycle. Our portfolio companies may not meet net income, cash flow and other coverage tests typically imposed by their senior lenders.

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Small and middle-market businesses are more likely to be dependent on one or two persons. Typically, the success of a small or middle-market company also depends on the management talents and efforts of one or two persons or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us.

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Small and middle-market companies are likely to have greater exposure to economic downturns than larger companies. We expect that our portfolio companies will have fewer resources than larger businesses and an economic downturn may thus more likely have a material adverse effect on them.

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Small and middle-market companies may have limited operating histories. We may make debt or equity investments in new companies that meet our investment criteria. Portfolio companies with limited operating histories are exposed to the operating risks that new businesses face and may be particularly susceptible to, among other risks, market downturns, competitive pressures and the departure of key executive officers.

Our borrowers may default on their payments, which could adversely affect our financial performance.

We may make long-term unsecured, subordinated loans, which may involve a higher degree of repayment risk than conventional secured loans. We primarily invest in companies that may have limited financial resources and that may be unable to obtain financing from traditional sources. In addition, numerous factors may adversely affect a portfolio company’s ability to repay a loan we make to it, including the failure to meet a business plan, a downturn in its industry or operating results, or negative economic conditions. Deterioration in a borrower’s financial condition and prospects may be accompanied by deterioration in any related collateral.

Our investments in mezzanine and other debt securities may involve significant risks.

Our investment strategy contemplates investments in mezzanine and other debt securities of privately held companies. “Mezzanine” investments typically are structured as subordinated loans (with or without warrants) that carry a fixed rate of interest. We may also make senior secured and other types of loans or debt investments. Our debt investments are not, and typically will not be, rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade quality (rated lower than “Baa3” by Moody’s or lower than “BBB-” by Standard & Poor’s, commonly referred to as “junk bonds”). Loans of below investment grade quality have predominantly speculative characteristics with respect to the borrower’s capacity to pay interest and repay principal. Our debt investments in portfolio companies may thus result in a high level of risk and volatility and/or loss of principal.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore may invest a significant portion of our assets in a relatively small number of portfolio companies, which subjects us to a risk of significant loss should the performance or financial condition of one or more portfolio companies deteriorate.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, and therefore we may invest a significant portion of our assets in a relatively small number of portfolio companies in a limited number of industries. As of July 31, 2014, the fair value of our largest investment, U.S. Gas & Electric, Inc. (“U.S. Gas”), comprised 26.2% of our net assets. Beyond the asset diversification requirements associated with our qualification as a RIC, we do not have fixed guidelines for diversification, and while we are not targeting any specific industries, relatively few industries may continue to be significantly represented among our investments. To the extent that we have large positions in the securities of a small number of portfolio companies, we are subject to an increased risk of significant loss should the performance or financial condition of these portfolio companies or their respective industries deteriorate. We may also be more susceptible to any single economic or regulatory occurrence as a result of holding large positions in a small number of portfolio companies. See the risk factors below regarding the industry in which U.S. Gas operates.

As a result of our significant portfolio investment in U.S. Gas, we are particularly subject to the risks of that company and the energy services industry.

Given the extent of our investment in U.S. Gas, the Company is particularly subject to the risks impacting U.S. Gas and the energy services industry.

As with others in its industry, U.S. Gas's operating results may fluctuate on a seasonal or quarterly basis and with general economic conditions. Weather conditions and other natural phenomena can also have an adverse impact on earnings and cash flows. Unusually mild weather in the future could diminish U.S. Gas's results of operations and harm its financial condition.

U.S. Gas enters into contracts to purchase and sell electricity and natural gas as part of its operations. With respect to such transactions, the rate of return on its capital investments is not determined through mandated rates, and its revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in its regional markets and other competitive markets. These market prices can fluctuate substantially over relatively short periods of time. Trading margins may erode as markets mature and there may be diminished opportunities for gain should volatility decline. Fuel prices may also be volatile, and the price U.S. Gas can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce U.S. Gas's margins and therefore diminish its revenues and results of operations.

U.S. Gas, like others in its industry, relies on a firm supply source to meet its energy management obligations for its customers. Should U.S. Gas's suppliers fail to deliver supplies of natural gas and electricity, there could be a material impact on its cash flows and statement of operations. U.S. Gas depends on natural gas pipelines and other storage and transportation facilities owned and operated by third parties to deliver natural gas to wholesale markets and to provide retail energy services to customers. If transportation or storage of natural gas is disrupted, including for reasons of force majeure, the ability of U.S. Gas to sell and deliver its services may be hindered. As a result, it may be responsible for damages incurred by its customers, such as the additional cost of acquiring alternative supply at then-current market rates. Additionally, U.S. Gas depends on transmission facilities owned and operated by other unaffiliated power companies to deliver the power it sells at wholesale. If transmission is disrupted, or transmission capacity is inadequate, U.S. Gas may not be able to sell and deliver its wholesale power.

U.S. Gas is subject to substantial regulation from federal, state and local regulatory authorities. It is required to comply with numerous laws and regulations and to obtain numerous authorizations, permits, approvals and certificates from governmental agencies. U.S. Gas cannot predict the impact of any future revisions or changes in interpretations of existing regulations or the adoption of new laws and regulations applicable to it. Changes in regulations or the imposition of additional regulations could influence its operating environment and may result in substantial costs to U.S. Gas.

The Recent ‘Polar Vortex’

A confluence of issues in January and February 2014 associated with the winter season’s ‘polar vortex’ resulted in extraordinarily large spikes in the prices of wholesale electricity and, to some extent, natural gas in markets where U.S. Gas and other retail providers purchase their supply. U.S. Gas responded by taking various actions, including providing rebates and implementing other programs to retain customers, especially those hardest hit.

A repeat of these or comparable circumstances could negatively impact margins and profitability in the future, and U.S. Gas could find it necessary to take similar or other actions that may have a negative impact on its financial condition and results of operations in order to mitigate the impact of extreme weather and retain customers.

As a result of price increases caused by the ‘polar vortex,’ customers of U.S. Gas and other industry competitors filed claims or complaints regarding their bills during the winter season, many of which have been reported to local public utility commissions and other regulatory bodies. In addition to dealing with any private litigation, regulatory bodies may take action to counter actual or perceived violations of regulations that could have a negative impact on retail energy providers such as U.S. Gas, even if such actions are successfully defended. Legislators and regulators may enact or modify laws or regulations to prevent the repetition of the price spikes discussed above, which could negatively impact U.S. Gas’ financial condition and results of operation.

When we are a debt or minority equity investor in a portfolio company, we may not be in a position to control the entity, and management of the company may make decisions that could decrease the value of our portfolio holdings.

We anticipate making debt and minority equity investments; therefore, we will be subject to the risk that a portfolio company may make business decisions with which we disagree, and the shareholders and management of such company may take risks or otherwise act in ways that do not serve our interests. Due to the lack of liquidity in the markets for our investments in privately held companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We may choose to waive or defer enforcement of covenants in the debt securities held in our portfolio, which may cause us to lose all or part of our investment in these companies.

Some of our loans to our portfolio companies may be structured to include customary business and financial covenants placing affirmative and negative obligations on the operation of each company’s business and its financial condition. However, from time to time, we may elect to waive breaches of these covenants, including our right to payment, or waive or defer enforcement of remedies, such as acceleration of obligations or foreclosure on collateral, depending upon the financial condition and prospects of the particular portfolio company. These actions may reduce the likelihood of our receiving the full amount of future payments of interest or principal and be accompanied by a deterioration in the value of the underlying collateral as many of these companies may have limited financial resources, may be unable to meet future obligations and may go bankrupt. This could negatively impact our ability to pay dividends and cause you to lose all or part of your investment.

Our portfolio companies may incur obligations that rank equally with, or senior to, our investments in such companies. As a result, the holders of such obligations may be entitled to payments of principal or interest prior to us, preventing us from obtaining the full value of our investment in the event of an insolvency, liquidation, dissolution, reorganization, acquisition, merger or bankruptcy of the relevant portfolio company.

Our portfolio companies may have other obligations that rank equally with, or senior to, the securities in which we invest. By their terms, such other securities may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of securities ranking senior to our investment in the relevant portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying investors that are more senior than us, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of other securities ranking equally with securities in which we invest, we would have to share on an equal basis any distributions with other investors holding such securities in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company. As a result, we may be prevented from obtaining the full value of our investment in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Investments in foreign debt or equity may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy has resulted in some investments in debt or equity of foreign companies (subject to applicable limits prescribed by the 1940 Act). These risks may be even more pronounced for investments in less developed or emerging market countries. Investing in foreign companies can expose us to additional risks not typically associated with investing in U.S. companies. These risks include exchange rates, changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility, including developing or emerging market countries. A portion of our investments are located in countries that use the euro as their official currency. The USD/euro exchange rate, like foreign exchange rates in general, can be volatile and difficult to predict. This volatility could materially and adversely affect the value of the Company’s shares and our interests in affected portfolio companies.

Our investments in private equity funds, including the PE Fund, are subject to substantial risk, including a complete loss of investment.

The PE Fund is not, and other private equity funds in which the Company may invest, will not be registered as an investment company under the 1940 Act. Therefore, with respect to its investments in such funds, the Company will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies, such as the limitations applicable to the use of leverage and the requirements concerning custody of assets, composition of boards of directors and approvals of investment advisory arrangements. Additionally, the interests in the PE Fund are privately placed and are not registered under the Securities Act, and the PE Fund is not a reporting company under the Securities Exchange Act of 1934. Accordingly, the amount of information available to investors about the PE Fund will be limited.

Investment in a private equity fund involves the same types of risks associated with an investment in any operating company. However, the investments made by private equity funds will entail a high degree of risk and in most cases be highly illiquid and difficult to value since no ready market typically exists for the securities of companies held in a private equity fund's portfolio. (See "Determination of Company's Net Asset Value — Valuation Methodology" on page 88, which discusses our valuation policy respecting our interest in the PE Fund.) Investing in private equity investments is intended for long-term investment by investors who can accept the risks associated with making highly speculative, primarily illiquid investments in privately negotiated transactions, and who can bear the risk of loss of their entire investment. Attractive investment opportunities in private equity may occur only periodically, if at all. Furthermore, private equity has generally been dependent on the availability of debt or equity financing to fund the acquisitions of their investments. Due to recent market conditions, however, the availability of such financing has been reduced dramatically, limiting the ability of private equity to obtain the required financing.

OFFERING RISKS

Offering risks are risks that are associated with an offering of our securities.

Our common stock price can be volatile.

The trading price of our common stock may fluctuate substantially. The price of the common stock may be higher or lower than the price you pay for your shares, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of securities of business development companies or other financial services companies;

•	volatility resulting from trading in derivative securities related to our common stock including puts, calls, long-term equity participation securities, or LEAPs, or short trading positions;

•	changes in regulatory policies or tax guidelines with respect to business development companies or RICs;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations of securities analysts;

•	general economic conditions and trends;

•	loss of a major funding source; or

•	departures of key personnel of TTG Advisers.

Our common stock has historically traded at prices below our net asset value per share.

It is not possible to predict whether any common stock offered under this offering will trade at, above or below net asset value. Our common stock has historically traded at prices below our net asset value per share and was trading as of October 31, 2012 at an approximately 23.4% discount to NAV. Therefore, shareholders selling their shares will likely have to sell at a significant discount to their purchase price.

Investing in our securities may involve a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive, and therefore, an investment in our securities may not be suitable for someone with a low risk tolerance.

We may allocate the net proceeds from this offering in ways with which you may not agree.

We have significant flexibility in investing the net proceeds of an offering of our securities and may use the net proceeds from the offering in ways with which you may not agree.

Sales of substantial amounts of our securities may have an adverse effect on the market price of our securities.

Sales of substantial amounts of our securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which could dilute our existing shareholders and be senior to our common stock for the purposes of distributions, may harm the value of our common stock.

In the future, we may attempt to increase our capital resources by making additional offerings of equity or debt securities, including medium-term notes, senior or subordinated notes and classes of preferred stock or common stock. Upon the liquidation of our Company, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings by us may dilute the holdings of our existing shareholders or reduce the value of our common stock, or both. Any preferred stock we may issue would have a preference on distributions that could limit our ability to make distributions to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. However, it is the Company's current expectation that, in the current fiscal year, it may issue debt securities that would be senior to the Company's common stock. Our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in this prospectus may contain "forward-looking statements" which can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate" or "continue" or the negative thereof or other variations or similar words or phrases. The matters described in "Risk Factors" and certain other factors noted throughout this prospectus and in any exhibits to the registration statement of which this prospectus is a part, constitute cautionary statements identifying important factors with respect to any such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be incorrect. Important assumptions include our ability to originate new investments, maintain certain margins and levels of profitability, access the capital markets for equity and debt capital, the ability to meet regulatory requirements and the ability to maintain certain debt to asset ratios. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus and any exhibits of the registration statement of which this prospectus is a part. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. The forward-looking statements contained in this prospectus and any accompanying prospectus supplement are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of our securities for general corporate purposes, including, for example, investing in portfolio companies in accordance with our investment objective and strategy, funding distributions, funding our subsidiaries' activities, repurchasing our shares pursuant to the most recent share repurchase program adopted by the Board on April 3, 2013 and/or for general corporate purposes. Pending such uses, we will hold the net proceeds from the sale of our securities in cash or invest all or a portion of such net proceeds in short term, liquid investments. The supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock is traded on the NYSE under the symbol "MVC." The following table lists the high and low closing sales prices for our common stock, and the closing sales price as a percentage of net asset value. On October 17, 2014, the last reported sale price on the NYSE for our common stock was $11.07 and on July 31, 2014, the Company's net asset value per share was $15.86.* To view the Company's latest net asset value per share, visit the Company's Internet website address at http://www.mvccapital.com.

	NAV	Closing Sale Price High	Closing Sale Price Low	Premium/(Discount) of High Sales Price to NAV	Premium/(Discount) of Low Sales Price to NAV	Declared Dividends

Fiscal Year ending October 31, 2010
First Quarter	17.64	12.27	9.22	-30.44%	-47.73%	0.12
Second Quarter	17.89	14.71	10.98	-17.78%	-38.62%	0.12
Third Quarter	17.35	14.80	12.55	-14.70%	-27.67%	0.12
Fourth Quarter	17.71	13.44	12.32	-24.11%	-30.43%	0.12
Fiscal Year ending October 31, 2011
First Quarter	17.33	15.12	13.07	-12.75%	-24.58%	0.12
Second Quarter	17.32	14.74	12.96	-14.90%	-25.17%	0.12
Third Quarter	17.10	13.70	12.51	-19.88%	-26.84%	0.12
Fourth Quarter	17.54	13.14	10.23	-25.09%	-41.68%	0.12
Fiscal Year ending October 31, 2012
First Quarter	17.04	12.98	11.01	-23.83%	-35.39%	0.12
Second Quarter	16.99	13.30	12.28	-21.72%	-27.72%	0.12
Third Quarter	16.42	13.13	12.33	-20.04%	-24.91%	0.12
Fourth Quarter	16.14	12.86	12.26	-20.32%	-24.04%	0.135
Fiscal Year ending October 31, 2013
First Quarter	16.29	12.40	11.65	-23.88%	-28.48%	0.135
Second Quarter	16.56	13.05	12.06	-21.20%	-27.17%	0.135
Third Quarter	17.36	13.09	12.46	-24.60%	-28.23%	0.135
Fourth Quarter	17.40	14.09	12.20	-19.02%	-29.89%	0.135
Fiscal Year ending October 31, 2014
First Quarter	17.36	14.52	13.24	-16.36%	-23.73%	0.135
Second Quarter	16.42	14.73	12.94	-10.29%	-21.19%	0.135
Third Quarter	15.86	13.11	12.14	-17.34%	-23.46%	0.135
Fourth Quarter (through October 17, 2014	__.__*	12.72	10.71	__.__%*	__.__%*	0.135

*	The NAV calculation for the fiscal quarter ended October 31, 2014 is not available.

Our common stock price per share has generally traded at a significant discount to our net asset value per share. We cannot predict whether our shares of common stock will trade at a premium or discount to net asset value in the future.

Currently, the Company has a policy of seeking to pay quarterly dividends to shareholders. Our quarterly dividends, if any, will be determined by our Board. Recently, on July 15, 2014, our Board declared a quarterly dividend of $0.135 per share, which was paid on July 31, 2014 to shareholders of record on July 25, 2014, and on October 17, 2014, our Board declared a quarterly dividend of $0.135 per share, which will be paid on October 31, 2014 to shareholders of record on October 27, 2014.

We maintain a dividend reinvestment plan for our registered shareholders. As a result, if our Board declares a dividend or distribution, certain shareholders can have any cash dividends and distributions automatically reinvested in additional shares of our common stock. See "Dividend Reinvestment Plan."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. The Company’s investment objective is to seek to maximize total return from capital appreciation and/or income.

On November 6, 2003, Mr. Tokarz assumed his positions as Chairman and Portfolio Manager of the Company. He and the Company’s investment professionals (who, effective November 1, 2006, provide their services to the Company through the Company’s investment adviser, TTG Advisers) are seeking to implement our investment objective (i.e., to maximize total return from capital appreciation and/or income) through making a broad range of private investments in a variety of industries.

The investments can include senior or subordinated loans, convertible debt and convertible preferred securities, common or preferred stock, equity interests, warrants or rights to acquire equity interests, and other private equity transactions, among other investments. During the fiscal year ended October 31, 2013, the Company made six new investments and made nine follow-on investments in five existing portfolio companies committing a total of $95.7 million of capital to these investments. During the nine month period ended July 31, 2014, the Company made three new investments and 17 follow-on investments in 12 existing portfolio companies, committing capital totaling $63.8 million.

Prior to the adoption of our current investment objective, the Company's investment objective had been to achieve long-term capital appreciation from venture capital investments in information technology companies. The Company's investments had thus previously focused on investments in equity and debt securities of information technology companies. As of July 31, 2014, approximately 1.0% of the current fair value of our assets consisted of Legacy Investments. We are, however, seeking to manage these Legacy Investments to try and realize maximum returns. We generally seek to capitalize on opportunities to realize cash returns on these investments when presented with a potential “liquidity event,” i.e., a sale, public offering, merger or other reorganization.

Our portfolio investments are made pursuant to our current objective and strategy. We are concentrating our investment efforts on small and middle-market companies that, in our view, provide opportunities to maximize total return from capital appreciation and/or income. More recently, the Company has been focusing its strategy more on yield generating investments. Under our investment approach, we are permitted to invest, without limit, in any one portfolio company, subject to any diversification limits required in order for us to continue to qualify as a RIC under Subchapter M of the Code. Due to our asset growth and composition, compliance with the RIC requirements limits our ability to make Non-Diversified Investments.

We participate in the private equity business generally by providing privately negotiated long-term equity and/or debt investment capital to small and middle-market companies. Our financings are generally used to fund growth, buyouts, acquisitions, recapitalizations, note purchases and/or bridge financings. We generally invest in private companies, though, from time to time, we may invest in public companies that may lack adequate access to public capital.

We may also seek to achieve our investment objective by establishing a subsidiary or subsidiaries that would serve as general partner to a private equity or other investment fund(s). In fact, during fiscal year 2006, we established MVC Partners for this purpose. Furthermore, the Board of Directors authorized the establishment of a PE Fund, for which an indirect wholly-owned subsidiary of the Company serves as the GP and which may raise up to $250 million. On October 29, 2010, through MVC Partners and MVCFS, the Company committed to invest approximately $20.1 million in the PE Fund. The PE Fund closed on approximately $104 million of capital commitments. The Company's Board of Directors authorized the establishment of, and investment in, the PE Fund for a variety of reasons, including the Company's ability to make Non-Diversified Investments through the PE Fund. As previously disclosed, the Company is restricted in its ability to make Non-Diversified Investments. For services provided to the PE Fund, the GP and MVC Partners are together entitled to receive 25% of all management fees and other fees paid by the PE Fund and its portfolio companies and up to 30% of the carried interest generated by the PE Fund. Further, at the direction of the Board of Directors, the GP retained TTG Advisers to serve as the portfolio manager of the PE Fund. In exchange for providing those services, and pursuant to the Board of Directors' authorization and direction, TTG Advisers is entitled to receive the balance of the fees and any carried interest generated by the PE Fund and its portfolio companies. Given this separate arrangement with the GP and the PE Fund, under the terms of the Company's Advisory Agreement with TTG Advisers, TTG Advisers is not entitled to receive from the Company a management fee or an incentive fee on assets of the Company that are invested in the PE Fund. During the fiscal year ended October 31, 2012 and thereafter, MVC Partners was consolidated with the operations of the Company as MVC Partners’ limited partnership interest in the PE Fund is a substantial portion of MVC Partners operations. Previously, MVC Partners was presented as a portfolio company on the Consolidated Schedules of Investments. The consolidation of MVC Partners has not had any material effect on the financial position or net results of operations of the Company. Please see Note 2 of our consolidated financial statements “Consolidation” for more information.

As a result of the closing of the PE Fund, consistent with the Board-approved policy concerning the allocation of investment opportunities, the PE Fund will receive a priority allocation of all private equity investments that would otherwise be Non-Diversified Investments for the Company during the PE Fund's investment period. For a further discussion of this allocation policy, please see "Our Investment Strategy – Allocation of Investment Opportunities" below.

Additionally, in pursuit of our objective, we may acquire a portfolio of existing private equity or debt investments held by financial institutions or other investment funds should such opportunities arise.

Furthermore, pending investments in portfolio companies pursuant to the Company’s principal investment strategy, the Company may invest in certain securities on a short-term or temporary basis. In addition to cash-equivalents and other money market-type investments, such short-term investments may include exchange-traded funds and private investment funds offering periodic liquidity.

OPERATING INCOME

For the Nine Month Periods Ended July 31, 2014 and 2013. Total operating income was $15.5 million and $20.3 million for the nine month periods ended July 31, 2014 and 2013, respectively, a decrease of approximately $4.8 million.

For the Nine Month Period Ended July 31, 2014

Total operating income was $15.5 million for the nine month period ended July 31, 2014. The decrease in operating income over the same period last year was primarily due to a decrease in dividend income from portfolio companies, specifically U.S. Gas, which was partially offset by an increase in interest income from portfolio companies. The main components of operating income for the nine month period ended July 31, 2014 were interest earned on loans and fee income from portfolio companies and asset management. The Company earned approximately $11.8 million in interest and dividend income from investments in portfolio companies. Of the $11.8 million recorded in interest/dividend income, approximately $3.4 million was “payment in kind” interest/dividends. The “payment in kind” interest/dividends are computed at the contractual rate specified in each investment agreement and added to the principal balance of each investment. The Company’s debt investments yielded rates from 5% to 16%. The Company also received fee income from asset management of the PE Fund and its portfolio companies totaling approximately $1.5 million and fee income from the Company’s portfolio companies of approximately $1.2 million, totaling approximately $2.7 million. Of the $1.5 million of fee income from asset management activities, 75% of the income is obligated to be paid to TTG Advisers. However, under the PE Fund’s agreements, a significant portion of the portfolio fees that are paid by the PE Fund’s portfolio companies to the GP and TTG Advisers is subject to recoupment by the PE Fund in the form of an offset to future management fees paid by the PE Fund.

For the Nine Month Period Ended July 31, 2013

Total operating income was $20.3 million for the nine month period ended July 31, 2013. The decrease in operating income over the same period last year was primarily due to a decrease in dividend income and fee income from asset management partially offset by an increase in fee income from portfolio companies. The main components of operating income for the nine month period ended July 31, 2013, was dividend income from portfolio companies and the interest earned on loans. The Company earned approximately $16.3 million in interest and dividend income from investments in portfolio companies. Of the $16.3 million recorded in interest/dividend income, approximately $2.4 million was “payment in kind” interest/dividends. The “payment in kind” interest/dividends are computed at the contractual rate specified in each investment agreement and added to the principal balance of each investment. The Company’s debt investments yielded rates from 6% to 16%. The Company also received fee income from asset management of the PE Fund and its portfolio companies totaling approximately $1.3 million and fee income from the Company’s portfolio companies of approximately $2.4 million, totaling approximately $3.7 million. Of the $1.3 million of fee income from asset management activities, 75% of the income is obligated to be paid to TTG Advisers. However, under the PE Fund’s agreements, a significant portion of the portfolio fees that are paid by the PE Fund’s portfolio companies to the GP and TTG Advisers is subject to recoupment by the PE Fund in the form of an offset to future management fees paid by the PE Fund.

OPERATING EXPENSES

For the Nine Month Periods Ended July 31, 2014 and 2013. Operating expenses, net of Voluntary Waivers, were approximately $11.4 million and $20.2 million for the nine month periods ended July 31, 2014 and 2013, respectively, a decrease of approximately $8.8 million.

For the Nine Month Period Ended July 31, 2014

Operating expenses, net of the Voluntary Waivers (as described below), were approximately $11.4 million or 3.99% of the Company’s average net assets, when annualized, for the nine month period ended July 31, 2014. Significant components of operating expenses for the nine month period ended July 31, 2014 were management fee expense paid by the Company of approximately $6.8 million and interest and other borrowing costs of approximately $7.1 million.

The approximately $8.8 million decrease in the Company’s net operating expenses for the nine month period ended July 31, 2014 compared to the nine month period ended July 31, 2013, was primarily due to the approximately $12.3 million decrease in the estimated provision for incentive compensation expense, which was partially offset by an increase in interest and other borrowing costs of approximately $2.6 million and an increase in the Company’s management fee expense of approximately $727,000. The portfolio fees - asset management are payable to TTG Advisers for monitoring and other customary fees received by the GP from portfolio companies of the PE Fund. To the extent the GP or TTG Advisers receives advisory, monitoring, organization or other customary fees from any portfolio company of the PE Fund or management fees related to the PE Fund, 25% of such fees shall be paid to or retained by the GP and 75% of such fees shall be paid to or retained by TTG Advisers. For the 2014 fiscal year, TTG Advisers voluntarily agreed to waive $150,000 of expenses that the Company is obligated to reimburse to TTG Advisers under the Advisory Agreement (the “Voluntary Waiver”). TTG Advisers voluntarily agreed that any assets of the Company that were invested in exchange-traded funds would not be taken into account in the calculation of the base management fee due to TTG Advisers under the Advisory Agreement. TTG Advisers has voluntarily agreed to waive any management fees on the Company’s assets invested in Equus common stock. The Company and the Adviser have agreed to continue the expense cap of 3.5% (on consolidated expenses of the Company, including any amounts payable to TTG Advisers under the base management fee, but excluding the amount of any interest and other direct borrowing costs, taxes, incentive compensation, payments made by the GP of the PE Fund to TTG Advisers pursuant to the Portfolio Management Agreement between the GP and TTG Advisers respecting the PE Fund and extraordinary expenses taken as a percentage of the Company’s average net assets) into fiscal year 2014, though they may determine to revise the present calculation methodology later in the year. For fiscal year 2013 and the nine month period ended July 31, 2014, the Company’s expense ratio was 3.04% and 3.27%, respectively, (taking into account the same carve outs as those applicable to the expense cap).

Pursuant to the terms of the Advisory Agreement, during the nine month period ended July 31, 2014, the provision for incentive compensation was decreased by a net amount of approximately $6.1 million to approximately $17.8 million. The net decrease in the provision for incentive compensation during the nine month period ended July 31, 2014 primarily reflects the Valuation Committee’s determination to decrease the fair values of fourteen of the Company’s portfolio investments (MVC Automotive, G3K, Ohio Medical, NPWT, U.S. Gas, Velocitius, Octagon, Tekers, JSC Tekers, SGDA Europe, Security Holdings, Centile, Biovation and Turf) by a total of approximately $43.2 million. The net decrease in the provision also reflects the Valuation Committee’s determination to increase the fair values of seven of the Company’s portfolio investments (Custom Alloy, Advantage, Biogenic, PrePaid Legal, RuMe, Freshii and Vestal) by a total of approximately $7.8 million. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $2.9 million due to a PIK distribution, which was treated as a return of capital. For the nine month period ended July 31, 2014, no provision was recorded for the net operating income portion of the incentive fee as pre-incentive fee net operating income did not exceed the hurdle rate. Please see Note 11 of our consolidated financial statements “Incentive Compensation” for more information.

For the Nine Month Period Ended July 31, 2013

Operating expenses, net of the Voluntary Waivers (as described below), were approximately $20.2 million or 6.99% of the Company’s average net assets, when annualized, for the nine month period ended July 31, 2013. Significant components of operating expenses for the nine month period ended July 31, 2013 were management fee expense related to the Company of approximately $6.0 million, interest and other borrowing costs of approximately $4.5 million and incentive compensation expense of approximately $6.1 million.

The approximately $14.0 million increase in the Company’s net operating expenses for the nine month period ended July 31, 2013 compared to the nine month period ended July 31, 2012, was primarily due to the approximately $13.0 million increase in the estimated provision for incentive compensation expense, which includes the voluntary incentive fee waiver by TTG Advisers during the nine month period ended July 31, 2012 and an approximately $2.0 million increase in interest and other borrowing costs offset by a decrease of approximately $500,000 in management fee expense related to the Company and a decrease of approximately $500,000 in portfolio management fees related to the PE Fund. The portfolio fees are payable to TTG Advisers for monitoring and other customary fees received by the GP from portfolio companies of the PE Fund. To the extent the GP or TTG Advisers receives advisory, monitoring, organization or other customary fees from any portfolio company of the PE Fund or management fees related to the PE Fund, 25% of such fees shall be paid to or retained by the GP and 75% of such fees shall be paid to or retained by TTG Advisers. For the 2011 and 2012 fiscal years, TTG Advisers voluntarily agreed to waive $150,000 of expenses that the Company is obligated to reimburse to TTG Advisers under the Advisory Agreement (the “Voluntary Waiver”). On October 23, 2012, TTG Advisers and the Company entered into an agreement to extend the expense cap of 3.5% and the Voluntary Waiver to the 2013 fiscal year. TTG Advisers had also voluntarily agreed that any assets of the Company that were invested in exchange-traded funds and the Octagon Fund would not be taken into account in the calculation of the base management fee due to TTG Advisers under the Advisory Agreement. For fiscal year 2012 and for the nine month period ended July 31, 2013 annualized, the Company’s expense ratio was 2.95% and 2.97%, respectively, (taking into account the same carve outs as those applicable to the expense cap).

Pursuant to the terms of the Advisory Agreement, during the nine month period ended July 31, 2013, the provision for incentive compensation was increased by a net amount of approximately $6.1 million to approximately $21.8 million. The net increase in the provision for incentive compensation during the nine month period ended July 31, 2013 reflects the Valuation Committee’s determination to increase the fair values of twelve of the Company’s portfolio investments (Custom Alloy, Octagon, Prepaid Legal, RuMe, MVC Automotive, Security Holdings, Turf, Vestal, U.S. Gas, Centile, Biovation and SIA Tekers) by a total of approximately $36.1 million and the difference between the amount received from the sale of Summit and Summit’s carrying value at January 31, 2013, which was an increase of approximately $3.8 million. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $201,000 due to a PIK distribution, which was treated as a return of capital. The net increase in the provision also reflects the Valuation Committee’s determination to decrease the fair values of seven of the Company’s portfolio investments (Ohio Medical, SGDA Europe, NPWT, Freshii, HH&B, Velocitius and JSC Tekers) by a total of approximately $8.8 million and the $84,000 realized gain related to NPWT. For the nine month period ended July 31, 2013, there was no provision recorded for the net operating income portion of the incentive fee as pre-incentive fee net operating income did not exceed the hurdle rate. Please see Note 11 of our consolidated financial statements “Incentive Compensation” for more information.

REALIZED GAINS AND LOSSES ON PORTFOLIO SECURITIES

For the Nine Month Periods Ended July 31, 2014 and 2013. Net realized gains for the nine month periods ended July 31, 2014 and 2013 were approximately $3.2 million and approximately $43.5 million, respectively, a decrease of approximately $40.3 million.

For the Nine Month Period Ended July 31, 2014

Net realized gains for the nine month period ended July 31, 2014 were approximately $3.2 million. The significant component of the Company’s net realized gains for the nine month period ended July 31, 2014 was primarily due to the sale of Octagon’s limited liability company interest, which resulted in a realized gain of approximately $3.2 million.

On November 7, 2013, the Company recorded a realized gain of approximately $25,000 associated with the SHL Group Limited escrow.

On November 11, 2013, the Company recorded a realized gain of approximately $19,000 associated with the Vendio escrow.

On January 30, 2014, BPC II, LLC completed the dissolution of its operations. The Company realized a loss of $180,000 as a result of this dissolution.

On May 1, 2014, the Company converted the JSC Tekers $12.0 million secured loan to preferred equity. The cost and fair value assigned to the preferred equity was approximately $11.8 million. As a result of the loan conversion, the Company realized a loss of approximately $190,000.

On July 29, 2014, the Company sold its limited liability company interest in Octagon for approximately $6.3 million resulting in a realized gain of approximately $3.2 million.

During the nine month period ended July 31, 2014, the Company recorded realized losses of approximately $131,000 with the sale of its short-term investments and realized gains of approximately $446,000 related to a Summit distribution.

For the Nine Month Period Ended July 31, 2013

Net realized gains for the nine month period ended July 31, 2013 were approximately $43.5 million. The significant components of the Company’s net realized gains for the nine month period ended July 31, 2013 were primarily due to the realized gain on Summit and the realized losses on Lockorder Limited and DPHI, Inc.

On December 17, 2012, the Company realized a loss of approximately $2.0 million on the 21,064 common shares of Lockorder Limited, a Legacy Investment, which had a fair value of $0.

On December 31, 2012, the Company received a distribution from NPWT of approximately $89,000, which was characterized as a return of capital. Of the $89,000 distribution, approximately $5,000 was related to the common stock and reduced the cost basis. The remaining $84,000 was related to the preferred stock and recorded as a capital gain, as the cost basis of the preferred stock had already been reduced to $0.

On February 13, 2013, the Company announced the signing of a definitive agreement to sell Summit to an affiliate of One Rock Capital Partners, LLC, subject to regulatory approvals, which were received on February 25, 2013, and the satisfaction of other customary closing conditions, including an escrow. Prior to the completion of the transaction, the Company and other existing Summit shareholders purchased SCSD from Summit. The Company invested approximately $5.5 million for 784 shares of class B common stock. SCSD provides custom spray drying products to the food, pharmaceutical, nutraceutical, flavor and fragrance industries. On March 29, 2013, the Company received gross equity proceeds of approximately $66.3 million, resulting in a realized gain of approximately $49.7 million from the transaction, a $3.8 million premium to the last reported fair market value placed on Summit by the Company’s Valuation Committee as of January 31, 2013. The $66.3 million of proceeds includes approximately $6.3 million held in escrow, which had a fair value of approximately $5.7 million as of July 31, 2013. The decrease in the escrow fair value of approximately $600,000 was recorded as a realized loss.

On February 27, 2013, the Company realized a loss of approximately $4.5 million on the 602,131 preferred shares of DPHI, Inc., a Legacy Investment formerly DataPlay, Inc, which had a fair value of $0.

On May 31, 2013, the Company recorded a realized gain of approximately $82,000 associated with the Vitality escrow.

During the nine month period ended July 31, 2013, the Company recorded a realized gain of approximately $150,000 with the repayments of the loans associated with Prepaid Legal and Teleguam.

UNREALIZED APPRECIATION AND DEPRECIATION ON PORTFOLIO SECURITIES

For the Nine Month Periods Ended July 31, 2014 and 2013. The Company had a net change in unrealized depreciation on portfolio investments of approximately $31.6 million and $10.6 million for the nine month periods ended July 31, 2014 and 2013, respectively, a net increase of approximately $21.0 million.

For the Nine Month Period Ended July 31, 2014

The Company had a net change in unrealized depreciation on portfolio investments of approximately $31.6 million for the nine month period ended July 31, 2014. The change in unrealized depreciation for the nine month period ended July 31, 2014 primarily resulted from the Valuation Committee’s decision to decrease the fair value of the Company’s investments in Foliofn, Inc. preferred stock by approximately $1.1 million, MVC Automotive equity interest by approximately $21.5 million, G3K loan by approximately $5.6 million, NPWT common stock by approximately $8,000 and preferred stock by approximately $140,000, U.S. Gas preferred stock by $9.0 million, Velocitius equity interest by approximately $2.7 million, Ohio Medical series A preferred stock by $800,000, Security Holdings equity interest by $446,000, Biovation warrants by $70,000, Centile equity interest by $48,000, SGDA Europe equity interest by approximately $1.4 million, Biovation bridge loan by approximately $18,000, Octagon equity interest by approximately $750,000, Tekers common stock by $116,000, JSC Tekers common and preferred stock by approximately $499,000 and the Turf guarantee by $92,000. These changes in unrealized depreciation were partially off-set by the Valuation Committee determinations to increase the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $12,000 and series B preferred stock by approximately $2.7 million, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $3.5 million, PrePaid Legal loan by $100,000, Freshii warrant by approximately $23,000, RuMe series C preferred stock by approximately $75,000, Biogenic senior convertible note by $275,000, Advantage preferred stock by $96,000 and Vestal common stock by approximately $4.5 million. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $2.9 million due to a PIK distribution, which was treated as a return of capital. The reclassification from unrealized depreciation to a realized loss caused by the dissolution of BPC II, LLC of $180,000 was also a component in the change in unrealized depreciation.

For the Nine Month Period Ended July 31, 2013

The Company had a net change in unrealized depreciation on portfolio investments of approximately $10.6 million for the nine month period ended July 31, 2013. The change in unrealized depreciation for the nine month period ended July 31, 2013 primarily resulted from the reclassification from unrealized to realized caused by the sale of Summit of $46.5 million and the Valuation Committee’s decision to decrease the fair value of the Company’s investments in Ohio Medical Preferred stock by $4.6 million, SGDA Europe equity interest by approximately $1.3 million, NPWT preferred and common stock by a total of approximately $224,000, Freshii warrant by approximately $3,000, HH&B common stock by $100,000, Velocitius equity interest by approximately $2.4 million, JSC Tekers secured loan by $1.0 million and the Biovation warrant by $87,000. The Valuation Committee also determined to remove the liability associated with the Ohio Medical guarantee which had a net change of $825,000. These changes in unrealized depreciation were off-set by the reclassification from unrealized depreciation to realized losses caused by Lockorder Limited and DPHI, Inc., Legacy Investments, totaling approximately $6.5 million and the Valuation Committee determinations to increase the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $26,000 and series B preferred stock by approximately $5.8 million, Octagon equity interest by $450,000, Pre-Paid Legal term loans A and B by a total of approximately $119,000, RuMe preferred stock by $423,000, MVC Automotive equity interest by approximately $2.9 million, Security Holdings equity interest by approximately $8.9 million, Turf equity interest by $592,000, Vestal common stock by approximately $4.1 million, U.S. Gas convertible series I preferred stock by $11.6 million, Centile equity interest by $1.1 million, Biovation loan by approximately $90,000, Tekers common stock by $16,000 and the MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $1.6 million. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $201,000 due to a PIK distribution, which was treated as a return of capital.

PORTFOLIO INVESTMENTS

For the Nine Month Period Ended July 31, 2014 and the Year Ended October 31, 2013. The cost of the portfolio investments held by the Company at July 31, 2014 and at October 31, 2013 was $412.2 million and $372.0 million, respectively, an increase of $40.2 million. The aggregate fair value of portfolio investments at July 31, 2014 and at October 31, 2013 was $448.9 million and $440.3 million, respectively, an increase of $8.6 million. The Company held unrestricted cash, cash equivalents and restricted cash equivalents at July 31, 2014 and at October 31, 2013 of $35.8 million and $81.0 million, respectively, a decrease of approximately $45.2 million. The Company held no short-term investments at July 31, 2014 and at October 31, 2013 held short-term investments with a cost and fair value of approximately $49.9 million and approximately $49.8 million, respectively.

For the Nine Month Period Ended July 31, 2014

During the nine month period ended July 31, 2014, the Company made three new investments, committing capital totaling approximately $25.4 million. The investments were made in G3K ($6.0 million), Inland ($15.0 million) and Equus ($4.4 million).

During the nine month period ended July 31, 2014, the Company made 17 follow-on investments into 12 existing portfolio companies totaling approximately $38.4 million. On November 13, 2013, the Company loaned $4.0 million to Security Holdings in the form of a 5% cash bridge loan with a maturity date of February 15, 2014. On November 19, 2013, the Company increased its common equity interest in Centile by $100,000. Also on November 19, 2013, the Company invested $5.0 million into MVC Automotive in the form of common equity interest and converted its bridge loan of approximately $1.8 million, including accrued interest, to common equity interest. On December 23, 2013, the Company made a senior secured loan of $3.3 million to RuMe with a cash interest rate of 12% and a maturity date of April 4, 2014. The Company also purchased warrants for shares of common stock in RuMe for a nominal amount and allocated a portion of the cost basis of the loan to the warrants at the time the investment was made. On January 2, 2014, the Company loaned $7.0 million to Morey’s, increasing its second lien loan amount to $15.0 million. The interest rate on the total loan was increased to 10% cash and 3% PIK. On March 5, 2014, the Company invested an additional $4.0 million into MVC Automotive in the form of common equity interest. On March 10, 2014, the Company exercised its warrant in RuMe at a cost of approximately $43,000 and received 4,297,549 shares of common stock. On March 5, 2014 and April 1, 2014, the Company contributed a total of approximately $2.8 million to the PE Fund related to expenses, an additional investment in Plymouth Rock Energy, LLC and an investment in Advanced Oilfield Services, LLC. As of July 31, 2014, the PE Fund had invested in Plymouth Rock Energy, LLC, Gibdock Limited, Focus Pointe Holdings, Inc. and Advanced Oilfield Services, LLC. On April 1, 2014, the Company loaned $1.5 million to Marine in the form of a second lien loan with an interest rate of 11%. The loan matures on June 30, 2014. On May 2, 2014, the Company loaned $1.5 million to SCSD in the form of a secured loan. The loan has an interest rate of 12% and a maturity date of May 2, 2019. On May 7, 2014, the Company converted RuMe’s $3.3 million senior secured loan and accrued interest of approximately $161,000 into 23,896,634 shares of series C preferred stock. On May 9, 2014, the Company loaned an additional $500,000 to Biovation increasing the total amount outstanding on the bridge loan to $3.8 million and extended the maturity date of the loan to October 31, 2014. The Company also received a warrant at no cost and allocated a portion of the cost basis of the loan to the warrant at the time the investment was made. On May 14, 2014, the Company signed a share exchange agreement with Equus, another publicly traded business development company, as part of a plan of reorganization adopted by the Equus Board of Directors. Under the terms of the reorganization, Equus will pursue a merger or consolidation with the Company, a subsidiary of the Company, or one or more of the Company’s portfolio companies. Absent Equus merging or consolidating with/into the Company itself (whereby the Company would own a majority of Equus shares), the current intention is for Equus to (i) be restructured into a publicly-traded operating company focused on the energy and/or financial services sectors and (ii) seek to terminate its election as a business development company. Pursuant to the share exchange agreement, the Company has received 2,112,000 shares of Equus in exchange for 395,839 shares of the Company. The exchange was calculated based upon each company’s respective net asset value per share. As part of the reorganization, the Company may acquire additional Equus shares from time to time, either through Equus’ direct sale of newly issued shares to the Company or through the purchase of outstanding Equus shares. The consummation of the reorganization is anticipated to occur within one year, and Equus currently intends to maintain its common stock listing on the New York Stock Exchange after that point, unless Equus is merged with the Company. TTG Advisers has voluntarily agreed to waive any management fees on the Company’s assets invested in Equus common stock. Also, as part of the Equus plan of reorganization, on May 21, 2014, June 3, 2014 and June 12, 2014, the Company purchased 512,557, 850,000 and 970,087 additional outstanding common shares of Equus, respectively, at a cost of approximately $1.2 million, $2.1 million and $2.4 million, respectively. On May 27, 2014, the Company purchased 2,893 common shares of Ohio Medical from Champlain Capital Partners at a nominal cost. On May 30, 2014, the Company loaned $3.0 million to U.S. Gas. The loan has an interest rate of 14% and a maturity date of July 1, 2018.

On November 1, 2013, Turf repaid its $1.0 million junior revolving note in full, including all accrued interest. The junior revolving note is no longer a commitment of the Company. Turf also made a $4.5 million principal payment on its senior subordinated loan, resulting in an outstanding balance of approximately $3.9 million as of July 31, 2014. The Company also guaranteed $1.0 million of Turf’s indebtedness to Berkshire Bank. The guarantee was valued at negative $92,000 at July 31, 2014.

On November 11, 2013, MVC Automotive Group B.V. completed a tax free reorganization into MVC Automotive Group GmbH “MVC Automotive”, an Austrian parent company, to increase operating efficiencies.

On December 16, 2013, the Company announced the termination of its agreement to sell U.S. Gas to United States Gas & Electric Holdings, Inc. (“US Holdings”), a company organized to acquire U.S. Gas. US Holdings was unable to satisfy the closing conditions of the original agreement (October 4, 2013) and subsequently submitted a transaction termination notice to the Company on December 10, 2013.

On January 30, 2014, BPC II, LLC completed the dissolution of its operations. The Company realized a loss of $180,000 as a result of this dissolution.

On April 14, 2014, the Company agreed to provide G3K a $10.0 million loan in three installments and made its first loan of $6.0 million. The closing of the Company’s G3K investment and first loan occurred following extensive due diligence, including receipt of an unqualified audit report on G3K’s financial statements and a separate quality of earnings review by an accounting firm. The Company has initiated legal action in the Superior Court of New Jersey, Chancery Division, against G3K, its three shareholders and certain corporate officers for fraudulently misrepresenting G3K’s financial records in order to secure financing from the Company. The Company is working diligently to uncover the full extent of what it believes to be a highly sophisticated fraud and is seeking to recover loan proceeds. All legal options available are being examined. The Company did recover $375,000 in principal prior to July 31, 2014. The loan had an outstanding balance of approximately $5.6 million and had a fair value of $0 as of July 31, 2014.

On May 1, 2014, the Company converted the JSC Tekers $12.0 million secured loan and accrued interest to preferred equity. The cost and fair value assigned to the preferred equity was approximately $11.8 million. As a result of the loan conversion, the Company realized a loss of approximately $190,000.

On May 19, 2014, the Company loaned an additional $2.0 million to Inland. The total amount outstanding of the senior secured loan as of July 31, 2014 was $15.0 million.

On May 30, 2014, the Company received an approximately $2.9 million principal payment from U.S. Gas on its second lien loan. The second lien loan interest rate was adjusted to 13% and the maturity date was extended to July 1, 2019.

On June 30, 2014, the Company converted its SGDA $6.5 million term loan and accrued interest of approximately $1.9 million to additional common equity interest in SGDA Europe.

On July 1, 2014, Marine repaid its $11.7 million senior subordinated and $1.5 million second lien loans in full including all accrued interest. The 20,000 shares of Marine’s preferred stock was also sold for approximately $3.8 million, which resulted in no gain or loss from the sale. During the nine month period ended July 31, 2014, the Company also received a dividend of $700,000 from Marine.

On July 29, 2014, the Company sold its limited liability company interest in Octagon for approximately $6.3 million resulting in a realized gain of approximately $3.2 million.

During the nine month period ended July 31, 2014, Custom Alloy made $1.0 million of principal payments on its loan.

During the nine month period July 31, 2014, the Company received a dividend of approximately $67,000 from NPWT.

During the quarter ended January 31, 2014, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $18,000 and series B preferred stock by approximately $4.0 million, NPWT common stock by $1,000 and preferred stock by $34,000, Vestal common stock by $3.0 million, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $2.2 million, Biovation warrants by $162,000, and Freshii warrant by approximately $15,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii, Biogenic and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $1,008,665. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $949,000 due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in SGDA Europe equity interest by approximately $57,000, Centile equity interest by $29,000, Security Holdings equity interest by $304,000, Octagon equity interest by approximately $1.2 million, MVC Automotive equity interest by approximately $1.9 million, Velocitius equity interest by approximately $1.9 million, Biovation bridge loan by approximately $102,000, Foliofn, Inc. preferred stock by approximately $1.1 million, Turf guarantee by $92,000 and Tekers common stock by $12,000. Also, during the quarter ended January 31, 2014, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $101,000.

During the quarter ended April 30, 2014, the Valuation Committee increased the fair value of the Company’s investments in Foliofn, Inc. preferred stock by $127,000, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $900,000, Octagon equity interest by approximately $1.1 million, Security Holdings equity interest by $422,000, SGDA Europe equity interest by approximately $350,000, PrePaid Legal loan by $100,000, Centile equity interest by $57,000, Freshii warrant by approximately $8,000 and Tekers common stock by $7,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii, Biogenic, Morey’s and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $1,118,793. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $987,000 due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $6,000 and series B preferred stock by approximately $1.3 million, MVC Automotive equity interest by approximately $11.2 million, G3K loan by approximately $5.6 million, NPWT common stock by approximately $4,000 and preferred stock by approximately $70,000, U.S. Gas preferred stock by $9.0 million, Velocitius equity interest by approximately $606,000 and the Biovation bridge loan by approximately $20,000. Also, during the quarter ended April 30, 2014, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased only the cost basis of this investment by approximately $181,000.

During the quarter ended July 31, 2014, the Valuation Committee increased the fair value of the Company’s investments in MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $359,000, Vestal common stock by approximately $1.5 million, RuMe series C preferred stock by approximately $75,000, Biogenic senior convertible note by $275,000, Biovation bridge loan by approximately $103,000 and Advantage preferred stock by $96,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii, Biogenic, Morey’s and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $1,094,938. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $1.0 million due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in Foliofn, Inc. preferred stock by approximately $109,000, MVC Automotive equity interest by approximately $8.4 million, Velocitius equity interest by approximately $198,000, Octagon equity interest by approximately $730,000, Ohio Medical series A preferred stock by $800,000, NPWT common stock by $5,000 and preferred stock by $104,000, Tekers common stock by $111,000, SGDA Europe equity interest by approximately $1.7 million, Security Holdings equity interest by $564,000, Centile equity interest by $76,000, JSC Tekers common and preferred stock by approximately $499,000 and the Biovation warrants by approximately $232,000. Also, during the quarter ended July 31, 2014, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis of this investment by approximately $204,000.

During the nine month period ended July 31, 2014, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $12,000 and series B preferred stock by approximately $2.7 million, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $3.5 million, PrePaid Legal loan by $100,000, Freshii warrant by approximately $23,000, RuMe series C preferred stock by approximately $75,000, Biogenic senior convertible note by $275,000, Advantage preferred stock by $96,000 and Vestal common stock by approximately $4.5 million. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii, Biogenic, Morey’s and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $3,221,596. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $2.9 million due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in Foliofn, Inc. preferred stock by approximately $1.1 million, MVC Automotive equity interest by approximately $21.5 million, G3K loan by approximately $5.6 million, NPWT common stock by approximately $8,000 and preferred stock by approximately $140,000, U.S. Gas preferred stock by $9.0 million, Velocitius equity interest by approximately $2.7 million, Ohio Medical series A preferred stock by $800,000, Security Holdings equity interest by $446,000, Biovation warrants by $70,000, Centile equity interest by $48,000, SGDA Europe equity interest by approximately $1.4 million, Biovation bridge loan by approximately $18,000, Octagon equity interest by approximately $750,000, Tekers common stock by $116,000, JSC Tekers common and preferred stock by approximately $499,000 and the Turf guarantee by $92,000. Also, during the nine month period ended July 31, 2014, the undistributed allocation of flow through income from the Company’s equity investment in Octagon totaled approximately $486,000. The $486,000 increased the cost basis and $101,000 increased the fair value of this investment.

At July 31, 2014, the fair value of all portfolio investments, exclusive of short-term investments and escrow receivables, was $448.9 million with a cost basis of $412.2 million. At July 31, 2014, the fair value and cost basis of portfolio investments of the Legacy Investments was $5.9 million and $23.8 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team was $443.0 million and $388.4 million, respectively. At October 31, 2013, the fair value of all portfolio investments, exclusive of short-term investments and escrow receivables, was $440.3 million with a cost basis of $372.0 million. At October 31, 2013, the fair value and cost basis of the Legacy Investments was $7.0 million and $23.8 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team was $433.3 million and $348.2 million, respectively.

For the Fiscal Year Ended October 31, 2013

During the year ended October 31, 2013, the Company made six new investments, committing capital totaling approximately $62.4 million. The investments were made in Summit Research Labs, Inc. (“Summit”) ($22.0 million), U.S. Spray Drying Holding Company (“SCSD”) ($5.5 million), Prepaid Legal Services, Inc. (“Prepaid Legal”) ($9.9 million), Morey’s ($8.0 million), Biogenic ($9.5 million) and Advantage Insurance Holdings LTD (“Advantage”) ($7.5 million).

During the year ended October 31, 2013, the Company made nine follow-on investments into five existing portfolio companies totaling approximately $33.3 million. On November 26, 2012, the Company loaned an additional $8.0 million to JSC Tekers, increasing the secured loan amount to $12.0 million. The interest rate remained at 8% per annum and the maturity date was extended to December 31, 2014. On February 15, 2013 and May 7, 2013, the Company contributed a total of approximately $1.1 million to the PE Fund related to expenses and an additional investment in Plymouth Rock Energy, LLC. As of October 31, 2013, the PE Fund had invested in Plymouth Rock Energy, LLC, Gibdock Limited and Focus Pointe Holdings, Inc. On June 11, 2013, the Company invested $22.6 million in Ohio Medical in the form of 7,477 shares of series C convertible preferred stock. This follow-on investment replaced the guarantee the Company had with Ohio Medical. The guarantee is no longer a commitment of the Company. On August 2, 2013, the Company increased its common equity interest in MVC Automotive by approximately $133,000. During the year ended October 31, 2013, the Company loaned an additional $1.5 million to Biovation, increasing the loan amount to approximately $3.1 million. The Company also received warrants at no cost. The Company allocated a portion of the cost basis of the additional loan to the warrants at the time the investment was made.

On December 17, 2012, the Company received a dividend from Vestal of approximately $426,000.

On December 17, 2012, the Company realized a loss of approximately $2.0 million on the 21,064 common shares of Lockorder Limited, a Legacy Investment, which had a fair value of $0.

On December 19, 2012, MVC Automotive made a principal payment of approximately $2.0 million on its bridge loan. As of October 31, 2013, the balance of the bridge loan was approximately $1.6 million.

On December 31, 2012, the Company received a distribution from NPWT of approximately $89,000, which was characterized as a return of capital. Of the $89,000 distribution, approximately $5,000 was related to the common stock and reduced its cost basis. The remaining $84,000 was related to the preferred stock and recorded as a capital gain as the cost basis of the preferred stock had already been reduced to $0.

On February 8, 2013, the Company received a $70,000 dividend from Marine.

On February 13, 2013, the Company announced the signing of a definitive agreement to sell Summit to an affiliate of One Rock Capital Partners, LLC, subject to regulatory approvals, which were received on February 25, 2013, and the satisfaction of other customary closing conditions, including an escrow. Prior to the completion of the transaction, the Company and other existing Summit shareholders purchased SCSD from Summit. The Company invested approximately $5.5 million for 784 shares of class B common stock. SCSD provides custom spray drying products to the food, pharmaceutical, nutraceutical, flavor and fragrance industries. On March 29, 2013, the Company received gross equity proceeds of approximately $66.3 million, resulting in a realized gain of approximately $49.5 million from the transaction, a $3.6 million premium to the last reported fair market value placed on Summit by the Company’s Valuation Committee as of January 31, 2013. The $66.3 million of proceeds included approximately $6.3 million held in escrow, which had a fair value of approximately $5.9 million as of October 31, 2013. The decrease in the escrow fair value of approximately $400,000 was recorded as a realized loss. Also, as part of the sale, the $12.1 million second lien loan to Summit was repaid in full, including all accrued interest. The Company then provided Summit with a $22.0 million second lien loan due October 1, 2018 with an annual interest rate of 14%.

On February 27, 2013, the Company realized a loss of approximately $4.5 million on the 602,131 preferred shares of DPHI, Inc., a Legacy Investment formerly DataPlay, Inc., which had a fair value of $0.

On June 10, 2013, Teleguam repaid its $7.0 million second lien loan in full, including all accrued interest.

On July 1, 2013, Prepaid Legal repaid its tranches A and B term loans in full including all accrued interest. Total proceeds received were approximately $6.8 million.

During the year ended October 31, 2013, the Company received dividend payments from U.S. Gas totaling approximately $7.6 million.

During the year ended October 31, 2013, Marine made principal payments totaling $900,000 on its senior subordinated loan. As of October 31, 2013, the balance of the loan was approximately $11.4 million.

During the year ended October 31, 2013, Custom Alloy made principal payments of approximately $8.2 million on its loan. As of October 31, 2013, the outstanding balance of the loan was approximately $7.5 million.

During the quarter ended January 31, 2013, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $4,000 and series B preferred stock by approximately $836,000, Turf equity interest by $180,000, MVC Automotive equity interest by approximately $2.2 million, Octagon equity interest by $450,000, Tekers common stock by $234,000, Vestal common stock by approximately $1.7 million, Pre-Paid Legal term loans A and B by a total of approximately $119,000, RuMe preferred stock by $423,000, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $12,000, Centile equity interest by $90,000 and Security Holdings equity interest by $3.0 million. In addition, increases in the cost basis and fair value of the loans to Custom Alloy, Marine, Summit, Freshii and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $648,977. The Valuation Committee also decreased the fair value of the Company’s investments in SGDA Europe equity interest by approximately $1.7 million, HH&B common stock by $100,000, NPWT preferred stock by approximately $84,000 due to the distribution received, and Velocitius equity interest by approximately $1.1 million. The Valuation Committee also determined to increase the liability associated with the Ohio Medical guarantee by $350,000. Also, during the quarter ended January 31, 2013, the undistributed allocation of flow through losses from the Company’s equity investment in Octagon decreased the cost basis and fair value of this investment by approximately $30,000.

During the quarter ended April 30, 2013, the Valuation Committee increased the fair value of the Company’s investments in MVC Automotive equity interest by approximately $665,000, NPWT preferred and common stock by a total of approximately $70,000, Security Holdings equity interest by approximately $4.0 million, SGDA Europe equity interest by approximately $614,000, Turf equity interest by $412,000, Vestal common stock by approximately $1.4 million, Centile equity interest by $505,000, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $1.7 million and Freshii warrant by approximately $5,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $453,990. The Valuation Committee also decreased the fair value of the Company’s investments in Ohio Medical Preferred stock by $4.6 million, Tekers common stock by $218,000, Velocitius equity interest by approximately $1.2 million, JSC Tekers secured loan by $1.0 million and the Biovation loan and warrant by a total of approximately $50,000. The Valuation Committee also determined to remove the liability associated with the Ohio Medical guarantee, which had a fair value as of January 31, 2013 of approximately $1.2 million. Also, during the quarter ended April 30, 2013, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $110,000.

During the quarter ended July 31, 2013, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $22,000 and series B preferred stock by approximately $5.0 million, Security Holdings equity interest by approximately $1.9 million, U.S. Gas convertible series I preferred stock by $11.6 million, Vestal common stock by $1.0 million, Centile equity interest by $474,000 and the Biovation bridge loan by approximately $135,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii, Biovation and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $1,198,394. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $201,000 due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in NPWT preferred and common stock by a total of approximately $210,000, SGDA Europe equity interest by approximately $187,000, Velocitius equity interest by approximately $116,000, Freshii warrant by approximately $8,000, Biovation warrant by $82,000 and the MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $85,000. Also, during the quarter ended July 31, 2013, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $70,000.

During the quarter ended October 31, 2013, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $18,000 and series B preferred stock by approximately $4.1 million, Security Holdings equity interest by approximately $3.4 million, Vestal common stock by $2.7 million, Centile equity interest by $568,000, MVC Automotive equity interest by approximately $779,000, NPWT preferred and common stock by a total of approximately $19,000, SGDA Europe equity interest by approximately $141,000, Velocitius equity interest by approximately $505,000, Tekers common stock by $214,000, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $649,000, Pre-Paid Legal second lien loan by approximately $144,000 and the Biovation bridge loan by approximately $87,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii, Biovation, Biogenic and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $968,538. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $900,000 due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in the Freshii warrant by approximately $12,000, RuMe preferred stock by $750,000, Ohio Medical Preferred stock by $1.9 million and Foliofn preferred stock by approximately $3.8 million. Also, during the quarter ended October 31, 2013, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $97,000.

During the year ended October 31, 2013, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $44,000 and series B preferred stock by approximately $9.9 million, Octagon equity interest by $450,000, Pre-Paid Legal term loans A and B by a total of approximately $119,000, MVC Automotive equity interest by approximately $3.7 million, Security Holdings equity interest by approximately $12.2 million, Turf equity interest by $592,000, Vestal common stock by approximately $6.8 million, U.S. Gas convertible series I preferred stock by $11.6 million, Pre-Paid Legal second lien loan by approximately $144,000, Centile equity interest by approximately $1.7 million, Biovation loan by approximately $177,000, Tekers common stock by $230,000 and the MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $2.2 million. In addition, increases in the cost basis and fair value of the loans to Custom Alloy, Marine, Summit, Freshii, Biogenic and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $3,269,909. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $1.1 million due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in Ohio Medical Preferred stock by $6.5 million, SGDA Europe equity interest by approximately $1.2 million, NPWT preferred and common stock by a total of approximately $205,000, Freshii warrant by approximately $15,000, Foliofn preferred stock by approximately $3.8 million, RuMe preferred stock by $327,000, HH&B common stock by $100,000, Velocitius equity interest by approximately $1.9 million, JSC Tekers secured loan by $1.0 million and the Biovation warrant by $87,000. The Valuation Committee also determined to remove the liability associated with the Ohio Medical guarantee that had a net valuation change of $825,000. Also, during the fiscal year ended October 31, 2013, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $247,000.

At October 31, 2013, the fair value of all portfolio investments, exclusive of short-term investments and escrow receivables, was $440.3 million with a cost basis of $372.0 million. At October 31, 2013, the fair value and cost basis of the Legacy Investments was $7.0 million and $23.8 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team was $433.3 million and $348.2 million, respectively. At October 31, 2012, the fair value of all portfolio investments, exclusive of short-term investments and escrow receivables, was $404.2 million with a cost basis of $332.4 million. At October 31, 2012, the fair value and cost basis of the Legacy Investments were $10.8 million and $30.3 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team were $393.4 million and $302.1 million, respectively.

PORTFOLIO COMPANIES

During the nine month period ended July 31, 2014, the Company had investments in the following portfolio companies:

Actelis Networks, Inc.

Actelis Networks, Inc. (“Actelis”), Fremont, California, a Legacy Investment, provides authentication and access control solutions designed to secure the integrity of e-business in Internet-scale and wireless environments.

At October 31, 2013 and July 31, 2014, the Company’s investment in Actelis consisted of 150,602 shares of Series C preferred stock at a cost of $5.0 million. The investment has been fair valued at $0.

Advantage Insurance Holdings

Advantage, Cayman Islands, is a provider of specialty insurance, reinsurance and related services to business owners and high net worth individuals.

At October 31, 2013, the Company’s investment in Advantage consisted of 750,000 shares of preferred stock with a cost basis and fair value of $7.5 million.

During the nine month period ended July 31, 2014, the Valuation Committee increased the fair value of the preferred stock by $96,000.

At July 31, 2014, the 750,000 shares of preferred stock had a cost basis of $7.5 million and a fair value of approximately $7.6 million.

Biogenic Reagents

Biogenic, Minneapolis, Minnesota, is a producer of high-performance activated carbon products made from renewable biomass.

At October 31, 2013, the Company’s investment in Biogenic consisted of a senior note and a senior convertible note. The notes have an interest rate of 16% and a maturity date of July 21, 2018. The loans had a combined outstanding balance, cost basis and fair value of $9.6 million.

During the nine month period ended July 31, 2014, the Valuation Committee increased the fair value of the senior convertible note by $275,000.

At July 31, 2014, the Company’s loans had a combined outstanding balance and cost basis of approximately $9.9 million and a combined fair value of approximately $10.1 million. The increase in cost and fair value of the loans is due to the capitalization of “payment in kind” interest. These increases were approved by the Company’s Valuation Committee.

Biovation Holdings Inc.

Biovation, Montgomery, Minnesota, is a manufacturer and marketer of environmentally friendly, organic and sustainable laminate materials and composites.

At October 31, 2013, the Company’s investment in Biovation consisted of a bridge loan with an annual interest of 12% and a maturity date of August 31, 2014. The loan had an outstanding balance of approximately $3.1 million, a cost basis of approximately $3.0 million and a fair value of approximately $3.2 million. The warrants had a cost of $288,000 and a fair value of $201,000.

On May 9, 2014, the Company loaned an additional $500,000 to Biovation and extended the maturity date of the loan to October 31, 2014. The Company also received a warrant at no cost and allocated a portion of the cost basis of the loan to the warrant at the time the investment was made.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair values of the loan by approximately $18,000 and the warrants by approximately $70,000.

At July 31, 2014, the Company’s investment consisted of a bridge loan with an outstanding balance of approximately $3.8 million, a cost basis of approximately $3.7 million and a fair value of approximately $3.8 million. The warrants had a cost of $398,000 and a fair value of $240,000. The increase in cost and fair value of the loan is due to the capitalization of “payment in kind” interest. The increase in the fair value was approved by the Company’s Valuation Committee.

Peter Seidenberg and Jim Lynch, representatives of the Company, serve as directors of Biovation.

BPC II, LLC

BPC, Arcadia, California, is a company that designs, manufactures, markets and distributes women’s apparel under several brand names.

On December 12, 2011, BP filed for Chapter 11 protection in New York with agreement to turn ownership over to secured lenders under a bankruptcy reorganization plan. Secured lenders, including the Company, agreed to support a Chapter 11 reorganization.

On June 20, 2012, BP completed the bankruptcy process that resulted in a realized loss of approximately $23.4 million on the Company’s second lien loan, term loan A and term loan B. As a result of the bankruptcy process, the Company received limited liability company interest in BPC.

At October 31, 2013, the equity investment had a cost basis of $180,000 and a fair value of $0.

On January 30, 2014, BPC completed the dissolution of its operations. The Company realized a loss of $180,000 as a result of this dissolution.

At July 31, 2014, the Company no longer held an investment in BPC.

Centile Holding B.V.

Centile, Sophia-Antipolis, France, is a leading European innovator of unified communications, network platforms, hosted solutions, applications and tools that help mobile, fixed and web-based communications service providers serve the needs of enterprise end users.

At October 31, 2013, the Company’s investment in Centile consisted of common equity interest at a cost of $3.2 million and a fair value of approximately $4.8 million.

On November 19, 2013, the Company increased its common equity interest in Centile by $100,000.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair value of the common equity interest by approximately $48,000.

At July 31, 2014, the Company’s investment in Centile consisted of common equity interest at a cost of $3.3 million and a fair value of approximately $4.8 million.

Christopher Sullivan, a representative of the Company, serves as a director of Centile.

Custom Alloy Corporation

At October 31, 2013, the Company’s investment in Custom Alloy consisted of nine shares of convertible series A preferred stock at a cost of $44,000 and a fair value of approximately $88,000 and 1,991 shares of convertible series B preferred stock at a cost of $10.0 million and fair value of approximately $19.9 million. The unsecured subordinated loan, which bears annual interest at 12% and has a maturity date of September 4, 2016, had a cost basis, outstanding balance and fair value of approximately $7.5 million.

During the nine month period ended July 31, 2014, Custom Alloy made $1.0 million in principal payments on its loan.

During the nine month period ended July 31, 2014, the Valuation Committee increased the fair value of the series A preferred stock by approximately $12,000 and the series B preferred stock by approximately $2.7 million.

At July 31, 2014, the Company’s investment in Custom Alloy consisted of nine shares of convertible series A preferred stock at a cost of $44,000 and a fair value of approximately $100,000 and the 1,991 shares of convertible series B preferred stock at a cost of approximately $10.0 million and a fair value of approximately $22.6 million. The unsecured subordinated loan had a cost basis, outstanding balance and fair value of approximately $6.5 million.

Michael Tokarz, Chairman of the Company, and Shivani Khurana, representative of the Company, serve as directors of Custom Alloy.

Equus Total Return, Inc.

Equus is a publicly traded business development company and regulated investment company listed on the New York Stock Exchange (NYSE:EQS).

On May 14, 2014, the Company signed a share exchange agreement with Equus as part of a plan of reorganization adopted by the Equus Board of Directors. Under the terms of the reorganization, Equus will pursue a merger or consolidation with the Company, a subsidiary of the Company, or one or more of the Company’s portfolio companies. Absent Equus merging or consolidating with/into the Company itself (whereby the Company would own a majority of Equus shares), the current intention is for Equus to (i) be restructured into a publicly-traded operating company focused on the energy and/or financial services sectors and (ii) seek to terminate its election as a business development company. Pursuant to the share exchange agreement, the Company has received 2,112,000 shares of Equus in exchange for 395,839 shares of MVC. The exchange was calculated based upon each company’s respective net asset value per share. As part of the reorganization, the Company may acquire additional Equus shares from time to time, either through Equus’ direct sale of newly issued shares to the Company or through the purchase of outstanding Equus shares. The consummation of the reorganization is anticipated to occur within one year, and Equus currently intends to maintain its common stock listing on the New York Stock Exchange after that point, unless Equus is merged with the Company. TTG Advisers has voluntarily agreed to waive any management fees on the Company’s assets invested in Equus common stock. Consistent with the Company’s valuation procedures, the Company has valued the common stock to its market price.

On May 21, 2014, June 3, 2014 and June 12, 2014, as part of the Equus plan of reorganization, the Company purchased 512,557, 850,000 and 970,087 additional outstanding common shares of Equus, respectively, at a cost of approximately $1.2 million, $2.1 million and $2.4 million, respectively.

At July 31, 2014, the Company’s investment in Equus consisted of 4,444,644 shares of common stock with a cost of approximately $10.0 million and a market value of approximately $11.0 million.

Foliofn, Inc.

Foliofn, Vienna, Virginia, a Legacy Investment, is a financial services technology company that offers investment solutions to financial services firms and investors.

At October 31, 2013, the Company’s investment in Foliofn consisted of 5,802,259 shares of Series C preferred stock with a cost of $15.0 million and a fair value of $7.0 million.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair value of the preferred stock by approximately $1.1 million.

At July 31, 2014, the Company’s investment in Foliofn consisted of 5,802,259 shares of Series C preferred stock with a cost of $15.0 million and a fair value of $5.9 million.

Bruce Shewmaker, an officer of the Company, serves as a director of Foliofn.

Freshii USA, Inc.

Freshii, Chicago, Illinois, is a chain of “fast casual” restaurants serving fresh and healthy food for breakfast, lunch and dinner. Freshii currently has 33 locations in 21 cities and four countries.

At October 31, 2013, the Company’s investment in Freshii consisted of a senior secured loan, bearing annual interest of 12% and a maturity date of January 11, 2017. The loan had an outstanding balance, cost basis and fair value of approximately $1.1 million. The warrant had a cost of approximately $34,000 and a fair value of approximately $19,000.

During the nine month period ended July 31, 2014, the Valuation Committee increased the fair value of the warrant by approximately $23,000.

At July 31, 2014, the Company’s investment in Freshii consisted of a senior secured loan with an outstanding balance of approximately $1.2 million and a cost basis and fair value of approximately $1.1 million. The warrant had a cost of approximately $34,000 and a fair value of approximately $42,000. The increase in cost and fair value of the loan is due to the amortization of loan origination fees, the capitalization of “payment in kind” interest and the discount associated with the warrant. The increase in the fair value was approved by the Company’s Valuation Committee.

G3K Displays, Inc.

G3K, Hoboken, New Jersey, is a custom designer, manufacturer and installer of in-store environments, signage, displays and fixtures for major retailers such as Foot Locker, adidas and Luxottica.

On April 14, 2014, the Company agreed to provide G3K a $10.0 million loan in three installments and made its first loan of $6.0 million. The closing of the Company’s G3K investment and first loan occurred following extensive due diligence, including receipt of an unqualified audit report on G3K’s financial statements by an accounting firm and a separate quality of earnings review by another accounting firm. The Company has initiated legal action in the Superior Court of New Jersey, Chancery Division, against G3K, its three shareholders and certain corporate officers for fraudulently misrepresenting G3K’s financial records in order to secure financing from the Company. The Company is working diligently to uncover the full extent of what it believes to be a highly sophisticated fraud and is seeking to recover loan proceeds. All legal options available are being examined. The Company did recover $375,000 in principal prior to July 31, 2014.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair value of the loan by approximately $5.6 million.

At July 31, 2014, the Company’s investment in G3K consisted of a senior loan with an outstanding balance and cost basis of $5.6 million and a fair value of $0. The senior loan has an interest rate of 13% and a maturity date of April 11, 2019. The Company has reserved in full against all of the accrued interest starting April 14, 2014.

Harmony Health & Beauty, Inc.

Harmony Health & Beauty, Purchase, New York, purchased the assets of Harmony Pharmacy on November 30, 2010, during a public UCC sale for approximately $6.4 million. HH&B is a distributor of health and beauty products. The Company’s initial investment consisted of 100,010 shares of common stock.

At October 31, 2013 and July 31, 2014, the Company’s investment in HH&B consisted of 147,621 shares of common stock with a cost of $6.7 million and fair value of $0.

Michael Tokarz, Chairman of the Company, serves as a director of HH&B.

Inland Environmental & Remediation LP

Inland, Columbus, Texas, has developed a patented, environmentally-friendly recycling process to transform waste produced from oil field drilling sites into a road base product used in road construction.

On April 17, 2014, the Company loaned $13.0 million of its $15.0 million commitment to Inland in the form of a senior secured loan with a cash interest rate of 12% and a maturity date of April 17, 2019. The Company also received warrants for shares of common stock in Inland and allocated a portion of the cost basis of the loan to the warrants at the time the investment was made.

On May 19, 2014, the Company loaned an additional $2.0 million to Inland.

At July 31, 2014, the Company’s investment in Inland consisted of a senior secured loan with an outstanding balance of $15.0 million and a cost basis and fair value of approximately $14.3 million. The warrants had a cost basis and fair value of $713,000.

JSC Tekers Holdings

JSC Tekers, Latvia, is an acquisition company focused on real estate management.

At October 31, 2013 and July 31, 2014, the Company’s investment in JSC Tekers consisted of a secured loan with an outstanding balance and cost basis of $12.0 million and a fair value of $11.0 million and 2,250 shares of common stock with a cost basis and fair value of $4,500. The secured loan had an interest rate of 8% and a maturity date of December 31, 2014. The Company has reserved in full against all of the accrued interest starting February 1, 2013.

On May 1, 2014, the Company converted its $12.0 million secured loan to preferred equity. The cost and fair value assigned to the preferred equity was approximately $11.8 million. As a result of the loan conversion, the Company realized a loss of approximately $190,000.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair values of the common stock and preferred stock by a total of approximately $499,000.

At July 31, 2014, the Company’s investment in JSC Tekers consisted of preferred equity with a cost basis of $11.8 million and a fair value of $11.3 million and 2,250 shares of common stock with a cost basis of $4,500 and a fair value of $4,300.

Mainstream Data, Inc.

Mainstream Data, Inc. (“Mainstream”), Salt Lake City, Utah, a Legacy Investment, builds and operates satellite, internet and wireless broadcast networks for information companies. Mainstream networks deliver text news, streaming stock quotations and digital images to subscribers around the world.

At October 31, 2013 and July 31, 2014, the Company’s investment in Mainstream consisted of 5,786 shares of common stock with a cost of $3.75 million. The investment has been fair valued at $0.

Marine Exhibition Corporation

Marine, Miami, Florida, owns and operates the Miami Seaquarium. The Miami Seaquarium is a family-oriented entertainment park.

At October 31, 2013, the Company’s investment in Marine consisted of a senior secured loan and 20,000 shares of preferred stock. The senior secured loan had an outstanding balance, cost basis and fair value of approximately $11.4 million. The senior secured loan bears annual interest at 11% and matures on August 30, 2017. The preferred stock was fair valued at approximately $3.5 million. The dividend rate on the preferred stock is 12% per annum.

On April 1, 2014, the Company loaned $1.5 million to Marine in the form of a second lien loan with an interest rate of 11%. The loan matures on June 30, 2014.

During the nine month period ended July 31, 2014, Marine made principal payments totaling $100,000 on its senior subordinated loan and paid $700,000 in dividends to the Company.

On July 1, 2014, Marine repaid its $11.7 million senior subordinated and $1.5 million second lien loans in full including all accrued interest. The 20,000 shares of preferred stock were also sold for approximately $3.8 million, which resulted in no gain or loss from the sale.

At July 31, 2014, the Company no longer held an investment in Marine.

Morey’s Seafood International LLC

Morey’s, Motley, Minnesota, is a manufacturer, marketer and distributor of fish and seafood products.

At October 31, 2013, the Company’s investment in Morey’s consisted of a $8.0 million second lien loan. The loan had an interest rate of 10% and a maturity date of August 12, 2018.

On January 2, 2014, the Company loaned $7.0 million to Morey’s, increasing the second lien loan amount to $15.0 million. The interest rate on the total loan amount was increased to 13%.

At July 31, 2014, the loan had an outstanding balance, cost basis and fair value of $15.2 million. The increase in cost and fair value of the loan is due to the capitalization of PIK interest. The increase in the fair value was approved by the Company’s Valuation Committee.

MVC Automotive Group GmbH

MVC Automotive, an Amsterdam-based parent company, owns and operates ten Ford, Jaguar, Land Rover, Mazda, and Volvo dealerships located in Austria, Belgium, and the Czech Republic.

At October 31, 2013, the Company’s investment in MVC Automotive consisted of an equity interest with a cost of approximately $34.9 million and a fair value of approximately $37.3 million. The bridge loan, which bears annual interest at 10% and matures on December 31, 2013, had a cost and fair value of approximately $1.6 million. The guarantee for MVC Automotive was equivalent to approximately $5.4 million at October 31, 2013.

On November 11, 2013, MVC Automotive Group B.V. completed a tax free reorganization into MVC Automotive Group GmbH, an Austrian parent company, to increase operating efficiencies.

On November 19, 2013, the Company invested an additional $5.0 million into MVC Automotive in the form of common equity interest and converted its bridge loan, of approximately $1.8 million including accrued interest, to common equity interest.

On March 5, 2014, the Company invested an additional $4.0 million into MVC Automotive in the form of common equity interest.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair value of the equity interest by approximately $21.5 million.

At July 31, 2014, the Company’s investment in MVC Automotive consisted of an equity interest with a cost of approximately $45.7 million and a fair value of approximately $26.6 million. The mortgage guarantee for MVC Automotive was equivalent to approximately $5.4 million at July 31, 2014. This guarantee was taken into account in the valuation of MVC Automotive.

Michael Tokarz, Chairman of the Company, and Christopher Sullivan, a representative of the Company, serve as directors of MVC Automotive.

MVC Private Equity Fund, L.P.

MVC Private Equity Fund, L.P., Purchase, New York, is a private equity fund focused on control equity investments in the lower middle market. MVC GP II, an indirect wholly-owned subsidiary of the Company, serves as the GP to the PE Fund and is exempt from the requirement to register with the Securities and Exchange Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940. MVC GP II is wholly-owned by MVCFS, a subsidiary of the Company. The Company’s Board of Directors authorized the establishment of, and investment in, the PE Fund for a variety of reasons, including the Company’s ability to participate in Non-Diversified Investments made by the PE Fund. As previously disclosed, the Company is limited in its ability to make Non-Diversified Investments. For services provided to the PE Fund, the GP and MVC Partners are together entitled to receive 25% of all management fees and other fees paid by the PE Fund and its portfolio companies and up to 30% of the carried interest generated by the PE Fund. Further, at the direction of the Board of Directors, the GP retained TTG Advisers to serve as the portfolio manager of the PE Fund. In exchange for providing those services, and pursuant to the Board of Directors’ authorization and direction, TTG Advisers is entitled to the remaining 75% of the management and other fees generated by the PE Fund and its portfolio companies and any carried interest generated by the PE Fund. A significant portion of the portfolio fees that are paid by the PE Fund’s portfolio companies to the GP and TTG Advisers is subject to recoupment by the PE Fund in the form of an offset to future management fees paid by the PE Fund. Given this separate arrangement with the GP and the PE Fund, under the terms of the Company’s Advisory Agreement with TTG Advisers, TTG Advisers is not entitled to receive from the Company a management fee or an incentive fee on assets of the Company that are invested in the PE Fund. The PE Fund’s term will end on October 29, 2016; unless the GP, in its sole discretion, extends the term of the PE Fund for two additional periods of one year each.

On October 29, 2010, through MVC Partners and MVCFS, the Company committed to invest approximately $20.1 million in the PE Fund. Of the $20.1 million total commitment, MVCFS, through its wholly-owned subsidiary MVC GP II, has committed $500,000 to the PE Fund as its general partner. See MVC Partners for more information on the other portion of the Company’s commitment to the PE Fund. The PE Fund has closed on approximately $104 million of capital commitments.

During the fiscal year ended October 31, 2012 and thereafter, MVC Partners was consolidated with the operations of the Company as MVC Partners’ limited partnership interest in the PE Fund is a substantial portion of MVC Partners’ operations.

At October 31, 2013, the cost basis of the limited partnership interest in the PE Fund was equal to the investments made in the PE Fund of approximately $9.1 million and had a fair value of approximately $11.4 million. The Company’s general partnership interest in the PE Fund had a cost basis of approximately $232,000 and fair value of approximately $288,000.

On March 5, 2014 and April 1, 2014, the Company contributed a total of approximately $2.8 million to the PE Fund related to expenses, an additional investment in Plymouth Rock Energy, LLC and an investment in Advanced Oilfield Services, LLC.

During the nine month period ended July 31, 2014, the Valuation Committee increased the fair values of the limited partnership and general partnership interests totaling approximately $3.5 million.

At July 31, 2014, the limited partnership interest in the PE Fund had a cost of approximately $11.8 million and a fair value of approximately $17.5 million. The Company’s general partnership interest in the PE Fund had a cost basis of approximately $302,000 and a fair value of approximately $441,000. As of July 31, 2014, the PE Fund had invested in Plymouth Rock Energy, LLC, Gibdock Limited, Focus Pointe Holdings, Inc. and Advanced Oilfield Services, LLC.

NPWT Corporation

NPWT, Gurnee, Illinois, is a medical device manufacturer and distributor of negative pressure wound therapy products.

At October 31, 2013, the Company’s investment in NPWT consisted of 281 shares of common stock with a cost basis of approximately $1.2 million and a fair value of approximately $14,000 and 5,000 shares of convertible preferred stock with a cost basis of $0 and a fair value of $241,000.

During the nine month period ended July 31, 2014, the Company received a dividend of approximately $67,000 from NPWT.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair values of the common stock and preferred stock totaling approximately $148,000.

At July 31, 2014, the common stock had a cost basis of approximately $1.2 million and a fair value of approximately $6,000. The convertible preferred stock had a cost basis of $0 and a fair value of approximately $101,000.

Scott Schuenke, an officer of the Company, serves as a director of NPWT.

Octagon Credit Investors, LLC

Octagon, is a New York-based asset management company that manages leveraged loans and high yield bonds through collateralized debt obligations (“CDO”) funds.

At October 31, 2013, the Company’s investment in Octagon consisted of an equity investment with a cost basis of approximately $2.6 million and a fair value of approximately $6.9 million.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair value of the equity investment by approximately $750,000.

On July 29, 2014, the Company sold its limited liability company interest in Octagon for approximately $6.3 million resulting in a realized gain of approximately $3.2 million.

At July 31, 2014, the Company no longer held an investment in Octagon.

Ohio Medical Corporation

Ohio Medical, Gurnee, Illinois, is a manufacturer and supplier of suction and oxygen therapy products, medical gas equipment, and input devices.

At October 31, 2013, the Company’s investment in Ohio Medical consisted of 5,620 shares of common stock with a cost basis of approximately $15.8 million and a fair value of $0, 24,773 shares of series A convertible preferred stock with a cost basis of $30.0 million and a fair value of $24.6 million and 7,845 shares of series C convertible preferred stock with a cost basis of $22.6 million and a fair value of $23.7 million.

On May 27, 2014, the Company purchased 2,893 common shares of Ohio Medical from Champlain Capital Partners at a nominal cost.

During the nine month period ended July 31, 2014, the fair value of the series C convertible preferred stock was increased by approximately $2.9 million due to a PIK distribution, which was treated as a return of capital.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair value of the common stock by approximately $800,000.

At July 31, 2014, the Company’s investment in Ohio Medical consisted of 8,512shares of common stock with a cost basis of approximately $15.8 million and a fair value of $0, 27,866 shares of series A convertible preferred stock with a cost basis of $30.0 million and a fair value of $23.8 million and 8,825 shares of series C convertible preferred stock with a cost basis of $22.6 million and a fair value of $26.7 million.

Michael Tokarz, Chairman of the Company, Peter Seidenberg and Jim O’Connor, representatives of the Company, serve as directors of Ohio Medical.

Prepaid Legal Services, Inc.

Prepaid Legal, Ada, Oklahoma, is the leading marketer of legal counsel and identity theft solutions to families and small businesses in the U.S. and Canada.

At October 31, 2013 the Company’s investment in Prepaid Legal consisted of a $9.9 million second lien loan, which was purchased at a discount. The interest rate on the loan is the greater of LIBOR plus 8.50% with a LIBOR floor of 1.25% or the Alternate Base rate (“ABR”) plus 7.5% with an ABR floor of 2.25% per annum. The loan matures on July 1, 2020. The loan had an outstanding balance of $10.0 million, a cost basis of approximately $9.9 million and a fair value of approximately $10.0 million.

During the nine month period ended July 31, 2014, the Valuation Committee increased the fair value of the loan by $100,000.

At July 31, 2014, the Company’s investment in Prepaid Legal consisted of a $9.9 million second lien loan, which was purchased at a discount. The interest rate on the loan is the greater of LIBOR plus 8.50% with a LIBOR floor of 1.25% or the ABR plus 7.5% with an ABR floor of 2.25% per annum. The loan matures on July 1, 2020. The loan had an outstanding balance of $10.0 million, a cost basis of approximately $9.9 million and a fair value of $10.1 million. The increase in the cost of the loan is due to the amortization of the original issue discount.

RuMe, Inc.

RuMe, Denver, Colorado, produces functional, affordable and responsible products for the environmentally and socially-conscious consumer reducing dependence on single-use products.

At October 31, 2013, the Company’s investment in RuMe consisted of 999,999 shares of common stock with a cost basis and fair value of approximately $160,000 and 4,999,076 shares of series B-1 preferred stock with a cost basis of approximately $1.0 million and a fair value of approximately $1.1 million.

On December 23, 2013, the Company loaned $3.3 million to RuMe in the form of a senior secured loan with a cash interest rate of 12% and had a maturity date of April 4, 2014. The Company also purchased warrants for shares of common stock in RuMe for a nominal amount and allocated a portion of the cost basis of the loan to the warrants at the time the investment was made.

On March 10, 2014, the Company exercised its warrant in RuMe at a cost of approximately $43,000 and received 4,297,549 shares of common stock.

On May 7, 2014, the Company converted its $3.3 million senior secured loan and accrued interest of approximately $161,000 into 23,896,634 shares of series C preferred stock.

During the nine month period ended July 31, 2014, the Valuation Committee increased the fair value of the series C preferred stock by approximately $75,000.

At July 31, 2014, the Company’s investment in RuMe consisted of 5,297,548 shares of common stock with a cost basis and fair value of approximately $924,000, 4,999,076 shares of series B-1 preferred stock with a cost basis of approximately $1.0 million and a fair value of approximately $1.1 million and 23,896,634 shares of series C preferred stock with a cost basis of approximately $3.4 million and a fair value of approximately $3.5 million.

Christopher Sullivan, a representative of the Company, serves as a director of RuMe.

Security Holdings, B.V.

Security Holdings is an Amsterdam-based parent company that owns FIMA, a Lithuanian security and engineering solutions company.

On April 26, 2011, the Company agreed to collateralize a 5.0 million Euro letter of credit from JPMorgan Chase Bank, N.A., which is classified as restricted cash on the Company’s consolidated balance sheet. This letter of credit is being used as collateral for a project guarantee by AB DnB NORD bankas to Security Holdings.

At October 31, 2013, the Company’s common equity interest in Security Holdings had a cost basis of approximately $40.2 million and a fair value of $36.3 million.

On November 13, 2013, the Company loaned $4.0 million to Security Holdings in the form of a 5% cash bridge loan and had a maturity date of February 15, 2014.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair value of the common equity interest by approximately $446,000.

At July 31, 2014, the Company’s common equity interest in Security Holdings had a cost basis of approximately $40.2 million and a fair value of approximately $35.8 million and the loan had an outstanding balance, cost basis and fair value of $4.0 million.

Christopher Sullivan, a representative of the Company, serves as a director of Security Holdings.

SGDA Europe B.V.

SGDA Europe is an Amsterdam-based parent company that pursues environmental and remediation opportunities in Romania.

At October 31, 2013, the Company’s equity investment had a cost basis of approximately $20.1 million and a fair value of $6.7 million.

On June 30, 2014, the Company converted the SGDA $6.5 million term loan and accrued interest of approximately $1.9 million to additional common equity interest in SGDA Europe.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair value of the common equity interest by approximately $1.4 million.

At July 31, 2014, the Company’s equity investment had a cost basis of approximately $28.5 million and a fair value of approximately $13.8 million.

Christopher Sullivan, a representative of the Company, serves as a director of SGDA Europe.

SGDA Sanierungsgesellschaft fur Deponien und Altasten GmbH

SGDA, Zella-Mehlis, Germany, is a company that is in the business of landfill remediation and revitalization of contaminated soil.

At October 31, 2013, the Company’s investment in SGDA consisted of a term loan with an outstanding balance, cost basis and fair value of approximately $6.5 million. The term loan bears annual interest at 7.0% and matures on August 31, 2014.

On June 30, 2014, the Company converted its $6.5 million term loan and accrued interest of approximately $1.9 million to additional common equity interest in SGDA Europe.

At July 31, 2014, the Company no longer held an investment in SGDA.

SIA Tekers Invest

Tekers, Riga, Latvia, is a port facility used for the storage and servicing of vehicles.

At October 31, 2013, the Company’s investment in Tekers consisted of 68,800 shares of common stock with a cost of $2.3 million and a fair value of approximately $1.5 million. The Company guaranteed a 1.4 million Euro mortgage for Tekers. The guarantee was equivalent to approximately $68,000 at October 31, 2013 for Tekers.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair value of the common stock by approximately $116,000.

At July 31, 2014, the Company’s investment in Tekers consisted of 68,800 shares of common stock with a cost of $2.3 million and a fair value of approximately $1.4 million. There was no balance on the guarantee for Tekers at July 31, 2014. This guarantee was taken into account in the valuation of Tekers.

Summit Research Labs, Inc.

Summit, Huguenot, New York, is a specialty chemical company that manufactures antiperspirant actives.

At October 31, 2013, the Company’s investment in Summit consisted of a second lien loan that had an outstanding balance, cost basis and fair value of approximately $23.1 million. The second lien loan bears annual interest at 14% and matures on October 1, 2018.

At July 31, 2014, the Company’s second lien loan had an outstanding balance, cost basis and a fair value of approximately $24.7 million. The increase in cost and fair value of the loan is due to the capitalization of “payment in kind” interest. The increase in the fair value was approved by the Company’s Valuation Committee.

Turf Products, LLC

Turf, Enfield, Connecticut, is a wholesale distributor of golf course and commercial turf maintenance equipment, golf course irrigation systems and consumer outdoor power equipment.

At October 31, 2013, the Company’s investment in Turf consisted of a senior subordinated loan, bearing interest at 13% per annum with a maturity date of January 31, 2014, a junior revolving note, bearing interest at 6% per annum with a maturity date of January 31, 2014, LLC membership interest, and warrants. The senior subordinated loan had an outstanding balance, cost basis and a fair valued of $8.4 million. The junior revolving note had an outstanding balance, cost, and fair value of $1.0 million. The membership interest has a cost and fair value of approximately $3.5 million. The warrants had a cost of $0 and a fair value of $0.

On November 1, 2013, Turf repaid its $1.0 million junior revolving note in full including all accrued interest. The junior revolving note is no longer a commitment of the Company. Turf also made a $4.5 million principal payment on its senior subordinated loan. The interest rate on the loan was decreased to 11% per annum with a new maturity date of November 1, 2018. The Company also guaranteed $1.0 million of Turf’s indebtedness to Berkshire Bank.

At July 31, 2014, the senior subordinated loan had an outstanding balance, cost basis and a fair value of approximately $3.9 million. The membership interest has a cost and fair value of approximately $3.5 million. The warrants had a cost and fair value of $0 and the guarantee was fair valued at negative $92,000.

Michael Tokarz, Chairman of the Company, and Puneet Sanan and Shivani Khurana, representatives of the Company, serve as directors of Turf.

U.S. Gas & Electric, Inc.

U.S. Gas, North Miami Beach, Florida, is a licensed Energy Service Company (“ESCO”) that markets and distributes natural gas to small commercial and residential retail customers in the state of New York.

At October 31, 2013, the Company’s investment in U.S. Gas consisted of a second lien loan with an outstanding balance, cost and fair value of $10.1 million. The second lien loan bears annual interest at 14% and has a maturity date of July 25, 2015. The 32,200 shares of convertible Series I preferred stock had a fair value of $92.7 million and a cost of $500,000 and the 8,216 shares of convertible Series J preferred stock had a cost and fair value of $0.

On December 16, 2013, the Company announced the termination of its agreement to sell U.S. Gas to US Holdings, a company organized to acquire U.S. Gas. US Holdings was unable to satisfy the closing conditions of the original agreement (October 4, 2013) and subsequently submitted a transaction termination notice to the Company on December 10, 2013.

On May 30, 2014, the Company received an approximately $2.9 million principal payment from U.S. Gas on its second lien loan. The second lien loan interest rate was adjusted to 13% and the maturity date was extended to July 1, 2019. Also on May 30, 2014, the Company loaned $3.0 million to U.S. Gas. The loan has an interest rate of 14% and a maturity date of July 1, 2018.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair value of the preferred stock by approximately $9.0 million.

At July 31, 2014, the loans had a combined outstanding balance, cost basis and a fair value of approximately $10.5 million. The increases in the outstanding balance, cost and fair value of the loan are due to the capitalization of “payment in kind” interest. The increase in the fair value was approved by the Company’s Valuation Committee. The convertible Series I preferred stock had a fair value of approximately $83.7 million and a cost basis of $500,000 and the convertible Series J preferred stock had a cost basis and fair value of $0.

Puneet Sanan and Peter Seidenberg, representatives of the Company, serve as Chairman and director, respectively, of U.S. Gas and Warren Holtsberg, a director of the Company, also serves as a director of U.S. Gas.

U.S. Spray Drying Holding Company

SCSD, Huguenot, New York, provides custom spray drying products to the food, pharmaceutical, nutraceutical, flavor and fragrance industries.

At October 31, 2013, the Company’s investment in SCSD consisted of 784 shares of class B common stock with a cost and fair value of approximately $5.5 million.

On May 2, 2014, the Company loaned $1.5 million to SCSD) in the form of a secured loan. The secured loan has an interest rate of 12% and a maturity date of May 2, 2019.

At July 31, 2014, the Company’s investment in SCSD consisted of 784 shares of class B common stock with a cost and fair value of approximately $5.5 million and a secured loan with an outstanding balance, cost basis and fair value of $1.5 million.

Puneet Sanan and Shivani Khurana, representatives of the Company, serve as directors of SCSD.

Velocitius B.V.

Velocitius, a Netherlands based parent company, manages wind farms based in Germany through operating subsidiaries.

At October 31, 2013, the Company’s investment in Velocitius consisted of an equity investment with a cost of $11.4 million and a fair value of $19.9 million.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair value of the equity investment by approximately $2.7 million.

At July 31, 2014, the equity investment in Velocitius had a cost of approximately $11.4 million and a fair value of approximately $17.2 million.

Peter Seidenberg, a representative of the Company, serves as a director of Velocitius.

Vestal Manufacturing Enterprises, Inc.

Vestal, Sweetwater, Tennessee, is a market leader for steel fabricated products to brick and masonry segments of the construction industry. Vestal manufactures and sells both cast iron and fabricated steel specialty products used in the construction of single-family homes.

At October 31, 2013, the Company’s investment in Vestal consisted of a senior subordinated promissory note and 81,000 shares of common stock. The senior subordinated note had an annual interest of 12%, a maturity date of April 29, 2015 and an outstanding balance, cost, and fair value of $600,000. The 81,000 shares of common stock had a cost basis of $1.9 million and a fair value of approximately $12.5 million.

During the nine month period ended July 31, 2014, the Valuation Committee increased the fair value of the common stock by approximately $4.5 million.

At July 31, 2014, the Company’s investment in Vestal consisted of a senior subordinated promissory note and 81,000 shares of common stock. The senior subordinated note had an outstanding balance, cost, and fair value of $600,000. The 81,000 shares of common stock had a cost basis of approximately $1.9 million and a fair value of $16.9 million.

Bruce Shewmaker and Scott Schuenke, officers of the Company, serve as directors of Vestal.

LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are derived from our public offering of securities, our credit facility and cash flows from operations, including investment sales and repayments and income earned. Our primary use of funds includes investments in portfolio companies and payments of fees and other operating expenses we incur. We have used, and expect to continue to use, proceeds generated from our portfolio investments and/or proceeds from public and private offerings of securities to finance pursuit of our investment objective.

At July 31, 2014, the Company had investments in portfolio companies totaling $448.9 million. Also, at July 31, 2014, the Company had approximately $11.4 million in cash equivalents, approximately $17.7 million in cash and approximately $6.7 million in restricted cash equivalents related to the project guarantee for Security Holdings. The Company considers all money market and other cash investments purchased with an original maturity of less than three months to be cash equivalents. U.S. government securities and cash equivalents are highly liquid. Pending investments in portfolio companies pursuant to our principal investment strategy, the Company may make other short-term or temporary investments, including in exchange-traded funds and private investment funds offering periodic liquidity.

During the nine month period ended July 31, 2014, the Company made three new investments, committing capital totaling approximately $25.4 million. The investments were made in G3K ($6.0 million), Inland ($15.0 million) and Equus ($4.4 million).

During the nine month period ended July 31, 2014, the Company made 17 follow-on investments into 12 existing portfolio companies totaling approximately $38.4 million. On November 13, 2013, the Company loaned $4.0 million to Security Holdings in the form of a 5% cash bridge loan with a maturity date of February 15, 2014. On November 19, 2013, the Company increased its common equity interest in Centile by $100,000. Also on November 19, 2013, the Company invested $5.0 million into MVC Automotive in the form of common equity interest and converted its bridge loan of approximately $1.8 million, including accrued interest, to common equity interest. On December 23, 2013, the Company made a senior secured loan of $3.3 million to RuMe with a cash interest rate of 12% and a maturity date of April 4, 2014. The Company also purchased warrants for shares of common stock in RuMe for a nominal amount and allocated a portion of the cost basis of the loan to the warrants at the time the investment was made. On January 2, 2014, the Company loaned $7.0 million to Morey’s, increasing its second lien loan amount to $15.0 million. The interest rate on the total loan was increased to 10% cash and 3% PIK. On March 5, 2014, the Company invested an additional $4.0 million into MVC Automotive in the form of common equity interest. On March 10, 2014, the Company exercised its warrant in RuMe at a cost of approximately $43,000 and received 4,297,549 shares of common stock. On March 5, 2014 and April 1, 2014, the Company contributed a total of approximately $2.8 million to the PE Fund related to expenses, an additional investment in Plymouth Rock Energy, LLC and an investment in Advanced Oilfield Services, LLC. As of July 31, 2014, the PE Fund had invested in Plymouth Rock Energy, LLC, Gibdock Limited, Focus Pointe Holdings, Inc. and Advanced Oilfield Services, LLC. On April 1, 2014, the Company loaned $1.5 million to Marine in the form of a second lien loan with an interest rate of 11%. The loan matures on June 30, 2014. On May 2, 2014, the Company loaned $1.5 million to SCSD in the form of a secured loan. The loan has an interest rate of 12% and a maturity date of May 2, 2019. On May 7, 2014, the Company converted RuMe’s $3.3 million senior secured loan and accrued interest of approximately $161,000 into 23,896,634 shares of series C preferred stock. On May 9, 2014, the Company loaned an additional $500,000 to Biovation increasing the total amount outstanding on the bridge loan to $3.8 million and extended the maturity date of the loan to October 31, 2014. The Company also received a warrant at no cost and allocated a portion of the cost basis of the loan to the warrant at the time the investment was made. On May 14, 2014, the Company signed a share exchange agreement with Equus, another publicly traded business development company, as part of a plan of reorganization adopted by the Equus Board of Directors. Under the terms of the reorganization, Equus will pursue a merger or consolidation with the Company, a subsidiary of the Company, or one or more of the Company’s portfolio companies. Absent Equus merging or consolidating with/into the Company itself (whereby the Company would own a majority of Equus shares), the current intention is for Equus to (i) be restructured into a publicly-traded operating company focused on the energy and/or financial services sectors and (ii) seek to terminate its election as a business development company. Pursuant to the share exchange agreement, the Company has received 2,112,000 shares of Equus in exchange for 395,839 shares of the Company. The exchange was calculated based upon each company’s respective net asset value per share. As part of the reorganization, the Company may acquire additional Equus shares from time to time, either through Equus’ direct sale of newly issued shares to the Company or through the purchase of outstanding Equus shares. The consummation of the reorganization is anticipated to occur within one year, and Equus currently intends to maintain its common stock listing on the New York Stock Exchange after that point, unless Equus is merged with the Company. TTG Advisers has voluntarily agreed to waive any management fees on the Company’s assets invested in Equus common stock. Also, as part of the Equus plan of reorganization, on May 21, 2014, June 3, 2014 and June 12, 2014, the Company purchased 512,557, 850,000 and 970,087 additional outstanding common shares of Equus, respectively, at a cost of approximately $1.2 million, $2.1 million and $2.4 million, respectively. On May 27, 2014, the Company purchased 2,893 common shares of Ohio Medical from Champlain Capital Partners at a nominal cost. On May 30, 2014, the Company loaned $3.0 million to U.S. Gas. The loan has an interest rate of 14% and a maturity date of July 1, 2018.

Current commitments include:

Commitments of the Company:

At July 31, 2014 and October 31, 2013, the Company’s existing commitments to portfolio companies consisted of the following:

Portfolio Company	Amount Committed	Amount Funded at July 31, 2014
MVC Private Equity Fund LP	$20.1 million	$12.1 million
Total	$20.1 million	$12.1 million

Portfolio Company	Amount Committed	Amount Funded at October 31, 2013
Turf	$1.0 million	$1.0 million
MVC Private Equity Fund LP	$20.1 million	$9.3 million
Total	$20.1 million	$10.1 million

Guarantees

At July 31, 2014 and October 31, 2013, the Company had the following commitments to guarantee various loans and mortgages:

Guarantee	Amount Committed	Amount Funded at July 31, 2014
MVC Automotive	$5.4 million	-
Tekers	-	-
Turf	$1.0 million	-
Total	$6.4 million	-

Guarantee	Amount Committed	Amount Funded at October 31, 2013
MVC Automotive	$5.4 million	-
Tekers	$68,000	-
Total	$5.5 million	-

ASC 460, Guarantees, requires the Company to estimate the fair value of the guarantee obligation at its inception and requires the Company to assess whether a probable loss contingency exists in accordance with the requirements of ASC 450, Contingencies. At July 31, 2014, the Valuation Committee estimated the fair values of the guarantee obligations noted above to be negative $92,000.

These guarantees are further described below, together with the Company’s other commitments.

On July 19, 2007, the Company agreed to guarantee a 1.4 million Euro mortgage for Tekers. The guarantee did not have an outstanding balance as of July 31, 2014.

On January 16, 2008, the Company agreed to support a 4.0 million Euro mortgage for a Ford dealership owned and operated by MVC Automotive (equivalent to approximately $5.4 million at July 31, 2014) through making financing available to the dealership and agreeing under certain circumstances not to reduce its equity stake in MVC Automotive. The Company has consistently reported the amount of the guarantee as 4.0 million Euro. The Company and MVC Automotive continue to view this amount as the full amount of our commitment. Erste Bank, the bank extending the mortgage to MVC Automotive, believes, based on a different methodology, that the balance of the guarantee as of July 31, 2014 is approximately 6.7 million Euro (equivalent to approximately $9.0 million).

On July 31, 2008, the Company extended a $1.0 million loan to Turf in the form of a secured junior revolving note. The note had an annual interest at 6.0% and was to expire on January 31, 2014. On November 1, 2013, Turf repaid its junior revolving note in full including all accrued interest. The junior revolving note is no longer a commitment of the Company. The Company also guaranteed $1.0 million of Turf’s indebtedness to Berkshire Bank, which had a fair value of negative $92,000 as of July 31, 2014.

On March 31, 2010, the Company pledged its Series I and Series J preferred stock of U.S. Gas to Macquarie Energy, LLC (“Macquarie Energy”) as collateral for Macquarie Energy’s trade supply credit facility to U.S. Gas.

On October 29, 2010, through MVC Partners and MVCFS, the Company committed to invest approximately $20.1 million in the PE Fund, for which an indirect wholly-owned subsidiary of the Company serves as GP. The PE Fund closed on approximately $104 million of capital commitments. During the fiscal year ended October 31, 2012 and thereafter, MVC Partners was consolidated with the operations of the Company as MVC Partners’ limited partnership interest in the PE Fund is a substantial portion of MVC Partners operations. As of July 31, 2014, $12.1 million of the Company’s commitment has been contributed.

On April 26, 2011, the Company agreed to collateralize a 5.0 million Euro letter of credit from JPMorgan Chase Bank, N.A., which is classified as restricted cash on the Company’s consolidated balance sheet. This letter of credit is being used as collateral for a project guarantee by AB DnB NORD bankas to Security Holdings.

On November 30, 2011, the Company pledged its common stock and series A convertible preferred stock of Ohio Medical to collateralize a loan made to Ohio Medical by another financial institution. On June 27, 2013, the Company pledged its series C convertible preferred stock of Ohio Medical to further collateralize the same third party loan made to Ohio Medical in 2011.

On April 17, 2014, the Company loaned $13.0 million of its $15.0 million commitment to Inland in the form of a senior secured loan with a cash interest rate of 12% and a maturity date of April 17, 2019. The Company also received warrants for shares of common stock in Inland and allocated a portion of the cost basis of the loan to the warrants at the time the investment was made. On May 19, 2014, the Company loaned an additional $2.0 million to Inland, which increased the total amount outstanding as of July 31, 2014 to $15.0 million.

Commitments of the Company

Effective November 1, 2006, under the terms of the Investment Advisory and Management Agreement with TTG Advisers, which has since been amended and restated (the “Advisory Agreement”), and described in Note 10 of the consolidated financial statements, “Management”, TTG Advisers is responsible for providing office space to the Company and for the costs associated with providing such office space. The Company’s offices continue to be located on the second floor of 287 Bowman Avenue, Purchase, New York 10577.

On April 27, 2006, the Company and MVCFS, as co-borrowers, entered into a four-year, $100 million credit facility (the “Credit Facility”), consisting of $50.0 million in term debt and $50.0 million in revolving credit, with Guggenheim as administrative agent for the lenders. On April 13, 2010, the Company renewed the Credit Facility for three years. The Credit Facility consisted of a $50.0 million term loan with an interest rate of LIBOR plus 450 basis points with a 1.25% LIBOR floor and had a maturity date of April 27, 2013.

On February 19, 2013, the Company sold $70.0 million of senior unsecured notes (the “Senior Notes”) in a public offering. The Senior Notes will mature on January 15, 2023 and may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after April 15, 2016. The Senior Notes bear interest at a rate of 7.25% per year payable quarterly on January 15, April 15, July 15, and October 15 of each year, beginning April 15, 2013. The Company had also granted the underwriters a 30-day option to purchase up to an additional $10.5 million of Senior Notes to cover overallotments. The additional $10.5 million in principal was purchased and the total principal amount of the Senior Notes totaled $80.5 million. The net proceeds to the Company from the sale of the Senior Notes, after offering expenses, were approximately $77.4 million. The offering expenses incurred are amortized over the term of the Senior Notes.

On February 26, 2013, the Company received the funds related to the Senior Notes offering, net of expenses, and subsequently repaid the Credit Facility in full, including all accrued interest. The Company intends to use the excess net proceeds after the repayment of the Credit Facility for general corporate purposes, including, for example, investing in portfolio companies according to our investment objective and strategy, repurchasing shares pursuant to the share repurchase program adopted by our Board of Directors, funding distributions, and/or funding the activities of our subsidiaries.

On May 3, 2013, the Company sold approximately $33.9 million of additional Senior Notes in a direct offering. The additional Senior Notes will also mature on January 15, 2023 and may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after April 15, 2016. The Notes will also bear interest at a rate of 7.25% per year payable quarterly on January 15, April 15, July 15, and October 15 of each year. As of July 31, 2014, the total outstanding amount of the Senior Notes was approximately $114.4 million with a market value of approximately $116.4 million. The market value of the Senior Notes is based on the closing price of the security as of July 31, 2014 on the New York Stock Exchange (NYSE:MVCB).

On July 31, 2013, the Company entered into a one-year, $50 million revolving credit facility (“Credit Facility II”) with Branch Banking and Trust Company (“BB&T”). At October 31, 2013, the balance of Credit Facility II was $50.0 million. On January 31, 2014, Credit Facility II was increased to a $100 million revolving credit facility. On July 30, 2014, Credit Facility II was renewed for an additional one-year period. Credit Facility II will now expire on July 31, 2015, at which time all outstanding amounts under it will be due and payable. During the nine month period ended July 31, 2014, the Company’s net borrowings on Credit Facility II were $50.0 million, resulting in an outstanding balance of $100 million at July 31, 2014. Credit Facility II will be used to provide the Company with better overall financial flexibility in managing its investment portfolio. Borrowings under Credit Facility II bear interest at LIBOR plus 100 basis points. In addition, the Company is also subject to a 25 basis point commitment fee for the average amount of Credit Facility II that is unused during each fiscal quarter. The Company paid closing fees, legal and other costs associated with these transactions. These costs will be amortized over the life of the facility. Borrowings under Credit Facility II will be secured by cash, short-term and long-term U.S. Treasury securities and other governmental agency securities.

The Company enters into contracts with Portfolio Companies and other parties that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements is unknown. However, the Company has not experienced claims or losses pursuant to these contracts and believes the risk of loss related to indemnifications to be remote.

SUBSEQUENT EVENTS

On August 26, 2014, the Company invested approximately $12.7 million in Security Holdings in the form of additional common equity interest.

On September 2, 2014, Security Holdings repaid its bridge loan in full including all accrued interest.

SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its consolidated financial statements:

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In June 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-08, Financial Services—Investment Companies. ASU 2013-08 provides clarifying guidance to determine if an entity qualifies as an investment company. ASU 2013-08 also requires an investment company to measure non-controlling interests in other investment companies at fair value. The following disclosures will also be required upon adoption of ASU 2013-08: (i) whether an entity is an investment company and is applying the accounting and reporting guidance for investment companies; (ii) information about changes, if any, in an entity’s status as an investment company; and (iii) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The requirements of ASU 2013-08 are effective for the Company beginning in the first quarter of 2014. These updates had no impact on the Company’s financial condition or results of operations.

Tax Status and Capital Loss Carryforwards

As a RIC, the Company is not subject to federal income tax to the extent that it distributes all of its investment company taxable income and net realized capital gains for its taxable year (see Notes 12 and 13. “Notes to Consolidated Financial Statements”). This allows us to attract different kinds of investors than other publicly held corporations. The Company is also exempt from excise tax if it distributes at least (1) 98% of its ordinary income during each calendar year, (2) 98.2% of its capital gain net income realized in the period from November 1 of the prior year through October 31 of the current year, and (3) all such ordinary income and capital gains for previous years that were not distributed during those years. During fiscal year 2013, the Company had net realized gains of approximately $44.2 million, net of book/tax difference related to the treatment of partnership income, and as a result, the Company had approximately $906,240 in capital loss carryforwards as of October 31, 2013. The Company also has approximately $16.8 million in unrealized losses associated with Legacy Investments.

Valuation of Portfolio Securities

ASC 820 defines fair value in terms of the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The price used to measure the fair value is not adjusted for transaction costs while the cost basis of our investments may include initial transaction costs. Under ASC 820, the fair value measurement also assumes that the transaction to sell an asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset. The principal market is the market in which the reporting entity would sell or transfer the asset with the greatest volume and level of activity for the asset to which the reporting entity has access as of the measurement date. If no market for the asset exists or if the reporting entity does not have access to the principal market, the reporting entity should use a hypothetical market.

Pursuant to our Valuation Procedures, the Valuation Committee (which is comprised of three Independent Directors) determines fair values of portfolio company investments on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). In doing so, the Committee considers, among other things, the recommendations of TTG Advisers. Any changes in valuation are recorded in the consolidated statements of operations as “Net change in unrealized appreciation (depreciation) on investments.” Currently, our NAV per share is calculated and published on a quarterly basis. The Company calculates our NAV per share by subtracting all liabilities from the total value of our portfolio securities and other assets and dividing the result by the total number of outstanding shares of our common stock on the date of valuation. Fair values of foreign investments determined as of quarter end reflect exchange rates, as applicable, in effect on the last business day of the quarter. Exchange rates fluctuate on a daily basis, sometimes significantly.

At July 31, 2014, approximately 76.2% of our total assets represented portfolio investments and escrow receivables recorded at fair value (“Fair Value Investments”).

Under most circumstances, at the time of acquisition, Fair Value Investments are carried at cost (absent the existence of conditions warranting, in management’s and the Valuation Committee’s view, a different initial value). During the period that an investment is held by the Company, its original cost may cease to approximate fair value as the result of market and investment specific factors. No pre-determined formula can be applied to determine fair value. Rather, the Valuation Committee analyzes fair value measurements based on the value at which the securities of the portfolio company could be sold in an orderly disposition over a reasonable period of time between willing parties, other than in a forced or liquidation sale. The liquidity event whereby the Company ultimately exits an investment is generally the sale, the merger, the recapitalization or, in some cases, the initial public offering of the portfolio company.

There is no one methodology to determine fair value and, in fact, for any portfolio security, fair value may be expressed as a range of values, from which the Company derives a single estimate of fair value. To determine the fair value of a portfolio security, the Valuation Committee analyzes the portfolio company’s financial results and projections, publicly traded comparable companies when available, comparable private transactions when available, precedent transactions in the market when available, third-party real estate and asset appraisals if appropriate and available, discounted cash flow analysis, if appropriate, as well as other factors. The Company generally requires, where practicable, portfolio companies to provide annual audited and more regular unaudited financial statements, and/or annual projections for the upcoming fiscal year.

The fair value of our portfolio securities is inherently subjective. Because of the inherent uncertainty of fair valuation of portfolio securities and escrow receivables that do not have readily ascertainable market values, our estimate of fair value may significantly differ from the fair value that would have been used had a ready market existed for the securities. Such values also do not reflect brokers’ fees or other selling costs, which might become payable on disposition of such investments.

Our investments are carried at fair value in accordance with the 1940 Act and Accounting Standards Codification, ASC 820. Unrestricted minority-owned publicly traded securities for which market quotations are readily available are valued at the closing market quote on the valuation date and majority-owned publicly traded securities and other privately held securities are valued as determined in good faith by the Valuation Committee of our Board of Directors. For legally or contractually restricted securities of companies that are publicly traded, the value is based on the closing market quote on the valuation date minus a discount for the restriction. At July 31, 2014, we did not hold restricted or unrestricted securities of publicly traded companies for which we have a majority-owned interest.

ASC 820 provides a framework for measuring the fair value of assets and liabilities and provides guidance regarding a fair value hierarchy which prioritizes information used to measure value. In determining fair value, the Valuation Committee primarily uses the level 3 inputs referenced in ASC 820.

If a security is publicly traded, the fair value is generally equal to market value based on the closing price on the principal exchange on which the security is primarily traded.

For equity securities of portfolio companies, the Valuation Committee estimates the fair value based on market and/or income approach with value then attributed to equity or equity like securities using the enterprise value waterfall (“Enterprise Value Waterfall”) valuation methodology. Under the Enterprise Value Waterfall valuation methodology, the Valuation Committee estimates the enterprise fair value of the portfolio company and then waterfalls the enterprise value over the portfolio company’s securities in order of their preference relative to one another. To assess the enterprise value of the portfolio company, the Valuation Committee weighs some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing assets may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third party valuations of the portfolio company, considering offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company, and third-party asset and real estate appraisals. For non-performing assets, the Valuation Committee may estimate the liquidation or collateral value of the portfolio company’s assets. The Valuation Committee also takes into account historical and anticipated financial results.

In assessing enterprise value, the Valuation Committee considers the mergers and acquisitions (“M&A”) market as the principal market in which the Company would sell its investments in portfolio companies under circumstances where the Company has the ability to control or gain control of the board of directors of the portfolio company (“Control Companies”). This approach is consistent with the principal market that the Company would use for its portfolio companies if the Company has the ability to initiate a sale of the portfolio company as of the measurement date, i.e., if it has the ability to control or gain control of the board of directors of the portfolio company as of the measurement date. In evaluating if the Company can control or gain control of a portfolio company as of the measurement date, the Company takes into account its equity securities on a fully diluted basis, as well as other factors.

For non-Control Companies, consistent with ASC 820, the Valuation Committee considers a hypothetical secondary market as the principal market in which it would sell investments in those companies. The Company also considers other valuation methodologies such as the Option Pricing Method and liquidity preferences when valuing minority equity positions of a portfolio company.

For loans and debt securities of non-Control Companies (for which the Valuation Committee has identified the hypothetical secondary market as the principal market), the Valuation Committee determines fair value based on the assumptions that a hypothetical market participant would use to value the security in a current hypothetical sale using a market yield (“Market Yield”) valuation methodology. In applying the Market Yield valuation methodology, the Valuation Committee determines the fair value based on such factors as third party broker quotes (if available) and market participant assumptions, including synthetic credit ratings, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date.

Estimates of average life are generally based on market data of the average life of similar debt securities. However, if the Valuation Committee has information available to it that the debt security is expected to be repaid in the near term, the Valuation Committee would use an estimated life based on the expected repayment date.

The Valuation Committee determines fair value of loan and debt securities of Control Companies based on the estimate of the enterprise value of the portfolio company. To the extent the enterprise value exceeds the remaining principal amount of the loan and all other debt securities of the company, the fair value of such securities is generally estimated to be their cost. However, where the enterprise value is less than the remaining principal amount of the loan and all other debt securities, the Valuation Committee may discount the value of such securities to reflect an impairment.

For the Company’s or its subsidiary’s investment in the PE Fund, for which an indirect wholly-owned subsidiary of the Company serves as the general partner (the “GP”) of the PE Fund, the Valuation Committee relies on the GP’s determination of the Fair Value of the PE Fund which will be generally valued, as a practical expedient, utilizing the net asset valuations provided by the GP, which will be made: (i) no less frequently than quarterly as of the Company’s fiscal quarter end and (ii) with respect to the valuation of PE Fund investments in portfolio companies, will be based on methodologies consistent with those set forth in the valuation procedures. The determination of the net asset value of the Company’s or its subsidiary’s investment in the PE Fund will follow the methodologies described for valuing interests in private investment funds (“Investment Vehicles”) described below. Additionally, when both the Company and the PE Fund hold investments in the same portfolio company, the GP’s Fair Value determination shall be based on the Valuation Committee’s determination of the Fair Value of the Company’s portfolio security in that portfolio company.

As permitted under GAAP, the Company’s interests in private investment funds are generally valued, as a practical expedient, utilizing the net asset valuations provided by management of the underlying Investment Vehicles, without adjustment, unless TTG Advisers is aware of information indicating that a value reported does not accurately reflect the value of the Investment Vehicle, including any information showing that the valuation has not been calculated in a manner consistent with GAAP. Net unrealized appreciation (depreciation) of such investments is recorded based on the Company’s proportionate share of the aggregate amount of appreciation (depreciation) recorded by each underlying Investment Vehicle. The Company’s proportionate investment interest includes its share of interest and dividend income and expense, and realized and unrealized gains and losses on securities held by the underlying Investment Vehicles, net of operating expenses and fees. Realized gains and losses on withdrawals from Investment Vehicles are generally recognized on a first in, first out basis.

The Company applies the practical expedient to interests in Investment Vehicles on an investment by investment basis, and consistently with respect to the Company’s entire interest in an investment. The Company may adjust the valuation obtained from an Investment Vehicle with a premium, discount or reserve if it determines that the net asset value is not representative of fair value.

If the Company intends to sell all or a portion of its interest in an Investment Vehicle to a third-party in a privately negotiated transaction, the Company will consider offers from third parties to buy the interest in an Investment Vehicle in valuations that may be discounted for both probability of close and time.

When the Company receives nominal cost warrants or free equity securities (“nominal cost equity”) with a debt security, the Company typically allocates its cost basis in the investment between debt securities and nominal cost equity at the time of origination.

Interest income, adjusted for amortization of premium and accretion of discount on a yield to maturity methodology, is recorded on an accrual basis to the extent that such amounts are expected to be collected. Origination and/or closing fees associated with investments in portfolio companies are recorded as income at the time the investment is made. Upon the prepayment of a loan or debt security, any unamortized original issue discount or market discount is recorded as a realized gain. Prepayment premiums are recorded on loans when received. Dividend income, if any, is recognized on an accrual basis on the ex-dividend date to the extent that the Company expects to collect such amounts.

For loans, debt securities, and preferred securities with contractual payment-in-kind interest or dividends, which represent contractual interest/dividends accrued and added to the loan balance or liquidation preference that generally becomes due at maturity, the Company will not ascribe value to payment-in-kind interest/dividends, if the portfolio company valuation indicates that the payment-in-kind interest is not collectible. However, the Company may ascribe value to payment-in-kind interest if the health of the portfolio company and the underlying securities are not in question. All payment-in-kind interest that has been added to the principal balance or capitalized is subject to ratification by the Valuation Committee.

Escrows from the sale of a portfolio company are generally valued at an amount that may be expected to be received from the buyer under the escrow’s various conditions discounted for both risk and time.

ASC 460, Guarantees, requires the Company to estimate the fair value of the guarantee obligation at its inception and requires the Company to assess whether a probable loss contingency exists in accordance with the requirements of ASC 450, Contingencies. The Valuation Committee typically will look at the pricing of the security in which the guarantee provided support for the security and compare it to the price of a similar or hypothetical security without guarantee support. The difference in pricing will be discounted for time and risk over the period in which the guarantee is expected to remain outstanding.

Investment Classification

We classify our investments by level of control. As defined in the 1940 Act, “Control Investments” are investments in those companies that we are deemed to “Control.” “Affiliate Investments” are investments in those companies that are “Affiliated Companies” of us, as defined in the 1940 Act, other than Control Investments. “Non-Control/Non-Affiliate Investments” are those that are neither Control Investments nor Affiliate Investments. Generally, under the 1940 Act, we are deemed to control a company in which we have invested if we own 25% or more of the voting securities of such company or have greater than 50% representation on its board. We are deemed to be an affiliate of a company in which we have invested if we own 5% or more and less than 25% of the voting securities of such company.

Investment Transactions and Related Operating Income

Investment transactions and related revenues and expenses are accounted for on the trade date (the date the order to buy or sell is executed). The cost of securities sold is determined on a first-in, first-out basis, unless otherwise specified. Dividend income and distributions on investment securities is recorded on the ex-dividend date. The tax characteristics of such distributions received from our portfolio companies will be determined by whether or not the distribution was made from the investment’s current taxable earnings and profits or accumulated taxable earnings and profits from prior years. Interest income, which includes accretion of discount and amortization of premium, if applicable, is recorded on the accrual basis to the extent that such amounts are expected to be collected. Fee income includes fees for guarantees and services rendered by the Company or its wholly-owned subsidiary to portfolio companies and other third parties such as due diligence, structuring, transaction services, monitoring services, and investment advisory services. Guaranty fees are recognized as income over the related period of the guaranty. Due diligence, structuring, and transaction services fees are generally recognized as income when services are rendered or when the related transactions are completed. Monitoring and investment advisory services fees are generally recognized as income as the services are rendered. Any fee income determined to be loan origination fees is recorded as income at the time that the investment is made and any original issue discount and market discount are capitalized and then amortized into income using the effective interest method. Upon the prepayment of a loan or debt security, any unamortized original issue discount or market discount is recorded as a realized gain. For investments with PIK interest and dividends, we base income and dividend accrual on the valuation of the PIK notes or securities received from the borrower. If the portfolio company indicates a value of the PIK notes or securities that is not sufficient to cover the contractual interest or dividend, we will not accrue interest or dividend income on the notes or securities.

Cash Equivalents

For the purpose of the Consolidated Balance Sheets and Consolidated Statements of Cash Flows, the Company considers all money market and all highly liquid temporary cash investments purchased with an original maturity of less than three months to be cash equivalents. As of July 31, 2014, the Company had approximately $18.1 million in cash equivalents and restricted cash equivalents and approximately $17.7 million in cash totaling approximately $35.8 million.

Restricted Cash and Cash Equivalents

Cash and cash equivalent accounts that are not available to the Company for day—to-day use are classified as restricted cash. Restricted cash and cash equivalents are carried at cost, which approximates fair value. On April 26, 2011, the Company agreed to collateralize a 5.0 million Euro letter of credit from JPMorgan Chase Bank, N.A., which is related to a project guarantee by AB DnB NORD bankas to Security Holdings B.V., a portfolio company investment, and is classified as restricted cash equivalents on the Company’s Consolidated Balance Sheets (equivalent to approximately $6.7 million at July 31, 2014 and approximately $6.8 million at October 31, 2013).

Restricted Securities

The Company will invest in privately-placed restricted securities. These securities may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and a prompt sale at an acceptable price may be difficult.

Distributions to Shareholders

Distributions to shareholders are recorded on the ex-dividend date.

Income Taxes

It is the policy of the Company to meet the requirements for qualification as a RIC under Subchapter M of the Code. As a RIC, the Company is not subject to income tax to the extent that it distributes all of its investment company taxable income and net realized capital gains for its taxable year. The Company is also exempt from excise tax if it distributes at least 98% of its income and 98.2% of its capital gain net income during each calendar year.

Our consolidated operating subsidiary, MVCFS, is subject to federal and state income tax. We use the liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

ASC 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions deemed to meet a “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current period. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the consolidated statement of operations. During the fiscal year ended October 31, 2013, the Company did not incur any interest or penalties. Although we file federal and state tax returns, our major tax jurisdiction is federal for the Company and MVCFS. The fiscal years 2010, 2011, 2012 and 2013 for the Company and MVCFS remain subject to examination by the IRS.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has procedures in place for the review, approval and monitoring of transactions involving the Company and certain persons related to the Company. For example, the Company has a Code of Ethics that generally prohibits, among others, any officer or director of the Company from engaging in any transaction where there is a conflict between such individual’s personal interest and the interests of the Company. As a business development company, the 1940 Act also imposes regulatory restrictions on the Company’s ability to engage in certain related party transactions. However, the Company is permitted to co-invest in certain portfolio companies with its affiliates to the extent consistent with applicable law or regulation and, if necessary, subject to specified conditions set forth in an exemptive order obtained from the SEC. Since the Company’s current management team joined the Company in 2003, no transactions have been effected pursuant to the exemptive order. As a matter of policy, our Board has required that any related-party transaction (as defined in Item 404 of Regulation S-K) must be subject to the advance consideration and approval of the Independent Directors, in accordance with applicable procedures set forth in Section 57(f) of the 1940 Act.

The principal equity owner of the Adviser is Mr. Tokarz, our Chairman. Our senior officers and Mr. Holtsberg have other financial interests in the Adviser (i.e., based on the Adviser’s performance). In addition, our officers and the officers and employees of the Adviser may serve as officers, directors or principals of entities that operate in the same or related line of business as we do or of investment funds managed by the Adviser or our affiliates. These related businesses currently include a private equity fund (the “PE Fund”), the establishment of which was authorized by our Board. As previously disclosed in our 10-K Reports for the last three fiscal years, an indirect wholly-owned subsidiary of the Company serves as the general partner and the Adviser serves as the portfolio manager of the PE Fund, and both entities receives a portion of the carried interest and management fees generated from the PE Fund. The Adviser intends to allocate investment opportunities in a fair and equitable manner. Our Board has approved a specific policy regarding the allocation of investment opportunities, which was set forth in this prospectus. For a further discussion of this allocation policy, please see "MVC Capital – Our Investment Strategy – Allocation of Investment Opportunities" below.

SENIOR SECURITIES

Information about our senior securities is shown in the following table as of October 31 for the years indicated in the table unless otherwise noted. The report of Ernst & Young LLP, the Company's current independent registered public accounting firm, on the senior securities table as of October 31, 2013, is attached as an exhibit to the Registration Statement of which this prospectus is a part. The "—" indicates information which the SEC expressly does not require to be disclosed for certain types of senior securities.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit
Lines of Credit
2004	$10,025,000	$12,527.91	$ —	N/A (4)
2005	$ —	$ —	$ —	N/A (4)
2006	$100,000,000	$3,369.93	$ —	N/A (4)
2007	$80,000,000	$5,613.71	$ —	N/A (4)
2008	$69,000,000	$7,114.07	$ —	N/A (4)
2009	$62,300,000	$7,813.09	$ —	N/A (4)
2010	$50,000,000	$9,499.89	$ —	N/A (4)
2011	$50,000,000	$9,390.19	$ —	N/A (4)
2012	$50,000,000	$8,720.32	$ —	N/A (4)
2013	$50,000,000	$3,393.75	$ —	N/A (4)
2014 (as of July 31, 2014, unaudited) (5)	$100,000,000	$2,679.61	$ —	N/A (4)

Notes Due 2023
2013	$114,408,750	$3,393.75	$ —	$25.21
2014 (as of July 31, 2014, unaudited) (5)	$114,408,750	$2,679.61	$ —	$25.42
____________
(1)	Total amount of each class of senior securities outstanding at the end of the period presented.

(2)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage Per Unit.

(3)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it.

(4)	Not applicable, as senior securities are not registered for public trading.

(5)	As of October 17, 2014, there was $0 outstanding under Credit Facility II and $114,408,750 outstanding under the Senior Notes (unaudited).

ABOUT MVC CAPITAL

Overview

MVC Capital is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. MVC Capital provides debt and equity investment capital to fund growth, acquisitions and recapitalizations of small and middle-market companies in a variety of industries primarily located in the United States. Our investments can take the form of common and preferred stock and warrants or rights to acquire equity interests, senior and subordinated loans, or convertible securities. Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MVC."

Our Corporate History

From 2000 through 2003, the Company experienced significant valuation declines from investments made by the original management team. During fiscal 2002, the Company's largest shareholder at the time launched a proxy contest against the former management. In late February 2003, a shareholder meeting was held which replaced the entire Board of Directors who then removed the former management of the Company.

In September 2003, the Company's shareholders voted to implement the Board of Director's long-term plan to adopt and amend the investment objective and strategy of the Company, seeking to maximize total return from more traditional mezzanine investments, senior and subordinated loans and other private equity investments and to elect a new Chairman and Portfolio Manager, Michael Tokarz. Also as part of the long-term plan of the Board, the Company decided to conduct a tender offer for 25% of the Company's outstanding shares at a price of 95% of the net asset value of the Company.

While the Company has been in operation since 2000, fiscal 2004 marked a new beginning for the Company as this period reflects when Mr. Tokarz and his management team assumed portfolio management responsibilities for the Company. As part of this change, Mr. Tokarz and his team determined to manage the existing investments made by the prior management which we refer to as our Legacy Investments. After only three quarters of operations under the new management team, the Company posted a profitable third quarter for fiscal year 2004, reversing a trend of 12 consecutive quarters of net investment losses and earned a profit for the entire fiscal year.

As described above, the current management team determined to manage the Legacy Investments, which were comprised of all the remaining portfolio investments made by the original management team. At the time that the current management team took over the portfolio responsibilities of the Company, the fair market value of the Legacy Investments was $24.1 million. Through active management of these assets, current management was able to realize $58.6 million of cash from the Legacy Investments, providing more than $34 million of value to the Company’s shareholders. As of July 31, 2014, the Legacy Investments represent 1.00% of the Company's assets.

During fiscal 2006, the Company found itself being presented with a number of opportunities to manage and invest in various private funds and offshore enterprises. Under the internal management structure, due to regulatory and tax constraints on the Company, due to its status as a business development company and regulated investment company, the Company was restricted in its ability to participate in many of these opportunities. During fiscal 2006, the Board developed a structure that would allow the Company's stockholders to benefit from a broader range of investment and management opportunities and, in this connection, determined to externalize the Company's management. The Board proposed the externalization to shareholders for a vote, which was overwhelmingly approved in September 2006. As a result, beginning on November 1, 2006, TTG Advisers began serving as the Company's external investment adviser. (All of the employees of the Company immediately prior to that date became employees of TTG Advisers.)

Our Management

The Company is managed by TTG Advisers, the Company's investment adviser, which is headed by Michael Tokarz, who has over 35 years of lending and investment experience. TTG Advisers has a dedicated originations and transaction development investment team with significant experience in private equity, leveraged finance, investment banking, distressed debt transactions and business operations. The members of the investment team have invested in and managed businesses during both recessionary and expansionary periods, through interest rate cycles and a variety of financial market conditions. TTG Advisers has 13 full-time investment professionals and two part-time investment professionals. TTG Advisers also uses the services of other investment professionals with whom it has developed long-term relationships, on an as-needed basis.

In addition, TTG Advisers employs six other full-time professionals and one part-time professional who manage the operations of the Company and provide investment support functions both directly and indirectly to our portfolio companies. As TTG Advisers grows, it expects to hire, train, supervise and manage new employees at various levels, many of whom would be expected to provide services to the Company.

When the current management team began managing the Company in fiscal 2004, total assets after the tender offer were $108.3 million. Since then and through July 31, 2014, the Company generated approximately $243 million of bottom line performance (net change in net assets resulting from operations). The current management team has also earned approximately $198.6 million in realized and unrealized gains (net of realized and unrealized losses) thus far on the portfolio (through July 31, 2014) and has repurchased approximately $57.3 million of stock below NAV, including the shares purchased during the 2004 tender offer. Since announcing its expanded share repurchase program in the second fiscal quarter of 2013, the Company has repurchased $20.8 million worth of stock.

Beginning in fiscal 2004, after nearly three years of not paying a dividend under the previous management team, the Company began paying a $0.12 per share dividend, with an average annual distribution rate of $0.42 per share since that time. From fiscal 2004 through the third fiscal quarter of 2014, the Company paid over $107 million in dividends, of which $92.1 million was paid from ordinary income, $2.2 million was paid from capital gains and $3.9 million represented a return of capital on a tax basis. During fiscal 2013, the Company paid $0.54 per share in dividends. Since the fourth fiscal quarter of 2012, the Company has declared a 13.5 cent per share dividend for each fiscal quarter. The most recent distribution represents the thirty-seventh consecutive quarterly dividend paid by the Company since implementing a dividend policy in July 2005.

Our Portfolio

We continue to perform due diligence and seek new investments that are consistent with our objective of maximizing total return from capital appreciation and/or income. We believe that we have extensive relationships with private equity firms, investment banks, business brokers, commercial banks, accounting firms, law firms, hedge funds, other investment firms, industry professionals and management teams of several companies, which can continue to provide us with investment opportunities.

We are currently working on an active pipeline of potential new investment opportunities with a view to move the composition of our portfolio to a more yielding portfolio, over time. As of July 31, 2014, our portfolio is currently comprised of approximately 76% equity and 24% debt investments. Our goal is that, over time, yielding investments (i.e., investments that produce regular income or cash distributions) will comprise the majority of our portfolio.

We also continue to seek to monetize our investments. In August 2014, we sold our limited liability company interest in Octagon Credit Investors, LLC, a former portfolio company. Octagon is a New York-based asset management company that manages leveraged loans and high yield bonds, for approximately $6.3 million, resulting in a realized gain of approximately $3.2 million (and an estimated IRR of 39% (including all fees and income earned over the life of the investment but not including any fees and income generated from the initial debt investment). We sold this interest to Octagon as part of a put option negotiated in 2008. Also in 2014, we sold our preferred stake in Marine Exhibition Corporation and received full repayment of outstanding debt, generating an IRR of 16% on the equity and 12% on the debt. We continue to actively pursue opportunities to monetize our investments and create value for our shareholders. In February 2013, we sold one of our larger portfolio companies, Summit Research Labs, Inc., a specialty chemical company that manufactures and markets antiperspirant actives globally. The sale generated gross proceeds of $66.3 million, with an approximate realized gain of $49.5 million (an estimated gross IRR of 31%, calculated as of August 2006, the time of the original investment). As part of the sale, we provided Summit with a $22 million second lien loan with a 14% coupon.

We expect that our loan and equity investments will generally range between $3 million and $25 million each, although we may occasionally invest smaller or greater amounts of capital depending upon the particular investment. While the Company does not adhere to a specific equity and debt asset allocation mix, no more than 25% of the value of our total assets may be invested in the securities of one issuer (other than U.S. government securities), or of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses, determined as of the close of each quarter. Our portfolio company investments are typically illiquid and are made through privately negotiated transactions. We generally target companies with annual revenues of between $10.0 million and $150.0 million and annual EBITDA (earnings before net interest expense, income tax expense, depreciation and amortization) of between $3.0 million and $25.0 million. We generally seek to invest in companies with a history of strong, predictable, positive EBITDA.

Due to our asset growth and composition, compliance with the RIC (as defined below) requirements currently restricts our ability to make to make additional investments that represent more than 5% of our total assets or more than 10% of the outstanding voting securities of the issuer (“Non-Diversified Investments”). Among the key factors resulting in this current restriction is that, at the time of original investment, certain portfolio investments were “Diversified” because they represented (on a cost basis) significantly less than 5% of the Company’s total assets. However, since then, the fair values of certain of these investments (e.g., U.S. Gas) have grown significantly thereby causing the investment to be reclassified as “Non-Diversified” as it surpassed the 5% threshold. Accordingly, to maintain adherence to the diversification requirements, the Company currently is limited in its ability to make additional Non-Diversified Investments. This restriction causes us to forgo certain investment opportunities that we may otherwise deem attractive (including in existing portfolio companies that are deemed “Non-Diversified”). See the discussion on the Company's diversification compliance in "Federal Income Tax Matters" on page 110 and the "Risk Factors" on page 15 for more information (including the risk that complying with this limitation can cause us to forego otherwise attractive opportunities).

As of July 31, 2014, the Company's net assets were approximately $360 million compared with net assets of approximately $137 million at October 31, 2003 (immediately prior to Mr. Tokarz assuming portfolio management responsibilities for the Company), an approximate $139.7 million or 102% cumulative increase (this increase does not include $83.3 million in net capital contributions since the beginning of fiscal 2004). Since Mr. Tokarz and his team assumed portfolio management control of the Company through July 31, 2014, the Company's market value per share increased from $8.10 to $12.39, a return of 53%. Over the same period, the net asset value per share increased from $8.48 as of October 31, 2003 to $15.86 as of July 31, 2014 (which includes the effects of the capital contributions mentioned above). At the same time, the Company's common stock price discount to NAV was (4.5)% as of October 31, 2003 and (21.9)% as of July 31, 2014, with an average annual market discount rate of (14.8)% based on the common stock price and NAV per share on the last day of each fiscal year from 2004 to 2013. The Company's average annual yield was 2.8% based on net assets per share as of the last day of each fiscal year from 2004 to 2013 and 3.5% based on common stock price on the last day of each fiscal year from 2004 to 2013.

Fiscal year 2013 and the nine-month period through July 31, 2014 have been a period where we continued to allocate capital at a deliberate pace into new opportunities while supporting our existing portfolio companies. In fiscal year 2013, the Company made six new investments in Summit, SCSD, Prepaid Legal, Advantage Insurance, Morey’s and Biogenic and nine follow-on investments in the following five existing portfolio companies: the PE Fund, JSC Tekers, Biovation, Ohio Medical and MVC Auto. The total capital committed in fiscal year 2013 was $95.7 million compared to $11.3 million and $43.2 million in fiscal years 2012 and 2011, respectively.

More recently, during the nine month period ended July 31, 2014, the Company made three new investments, committing capital totaling approximately $25.4 million compared to $46.9 million during the nine month period ended July 31, 2013. The investments were made in G3K, Inland and Equus. During this period, the Company also made 17 follow-on investments totaling approximately $38.4 million into the following 12 existing portfolio companies: Security Holdings, Centile, MVC Auto, RuMe, Morey’s, the PE Fund, Marine, SCSD, Biovation, Equus, Ohio Medical, and U.S. Gas.

MVC Private Equity Fund, L.P. In seeking to achieve our investment objective, we established subsidiaries to sponsor, and provide services to, a private equity fund, the PE Fund. Specifically, on October 29, 2010, the Company committed to invest approximately $20.1 million in the PE Fund. MVC GP II, LLC, an indirect wholly-owned subsidiary of the Company, serves as the general partner of the PE Fund (the “GP”). Substantially all of the Company's commitment was made by our wholly-owned subsidiary, MVC Partners, as a limited partner investor in the PE Fund. Additionally, pursuant to the direction of the Company and the GP, MVC Partners, as the anchor investor and sponsor of the PE Fund, was designated as the “Carried Interest Partner,” entitling it to up to 30% of the carried interest generated by the PE Fund. The GP’s general partnership interest capital commitment is nominal – approximately $500,000 of the total $20.1 million capital commitment attributable to the Company. The Company’s capital commitment (i.e., its investment in the PE Fund) was made mostly through MVC Partners’ limited partnership interest for tax efficiency reasons, including that, for tax purposes, MVC Partners is a partnership (i.e., a look through vehicle), which can help limit the Company’s taxable income associated with its investment in the PE Fund. The PE Fund has closed on approximately $104 million of capital commitments. As of July 31, 2014, the Company has contributed to the PE Fund $11.8 million of its $19.6 million limited partner capital commitment, and the GP has contributed approximately $302,000 of its general partner capital commitment. As of July 31, 2014, the PE Fund has invested in Plymouth Rock Energy, LLC, Gibdock Limited, Advanced Oilfield Services, LLC and Focus Pointe Holdings, Inc. We may continue to establish additional subsidiaries for similar purposes and/or sponsor additional private equity or other investment funds in seeking to achieve our investment objective.

Our portfolio company investments currently consist of common and preferred stock, other forms of equity interest and warrants or rights to acquire equity interests, senior and subordinated loans, and convertible securities in addition to our interest in the PE Fund. At July 31, 2014, the value of all investments in portfolio companies was approximately $448.9 million and our gross assets were approximately $596.9 million.

We expect that our investments in senior loans, subordinated debt, mezzanine debt and other yielding instruments will generally have stated terms of three to ten years. However, there is no limit on the maturity or duration of any security in our portfolio. Our debt investments are not, and typically will not be, rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than "Baa3" by Moody's or lower than "BBB-" by Standard & Poor's). We may invest without limit in debt of any rating and debt that has not been rated by any nationally recognized statistical rating organization.

Our Board has the authority to change any of the strategies described in this prospectus without seeking the approval of our shareholders. However, the 1940 Act prohibits us from altering or changing our investment objective, strategies or policies such that we cease to be a business development company and prohibits us from voluntarily withdrawing our election to be regulated as a business development company, without the approval of the holders of a "majority of the outstanding voting securities," as defined in the 1940 Act, of the Company.

Corporate History and Offices

The Company was organized on December 2, 1999. Prior to July 2004, our name was meVC Draper Fisher Jurvetson Fund I, Inc. On March 31, 2000, the Company raised $330.0 million in an initial public offering whereupon it commenced operations as a closed-end investment company. On December 4, 2002, the Company announced it had commenced doing business under the name MVC Capital. We are a Delaware corporation and a non-diversified closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act. On July 16, 2004, the Company formed MVCFS.

Although the Company has been in operation since 2000, the year 2003 marked a new beginning for the Company. In February 2003, shareholders elected an entirely new board of directors. All but two of the independent members of the current Board were first elected at the February 28, 2003 Annual Meeting of the shareholders, replacing the previous Board in its entirety. The new Board then worked on developing a new long-term strategy for the Company. Then, in September 2003, upon the recommendation of the Board, shareholders voted to adopt our new investment objective. With the recommendation of the Board, shareholders also voted to appoint Mr. Tokarz as Chairman and Portfolio Manager to lead the implementation of our new objective and strategy and to stabilize the existing portfolio. Mr. Tokarz and his team managed the Company under an internal structure through October 31, 2006. On September 7, 2006, the shareholders of the Company approved the Advisory Agreement (with over 92% of the votes cast on the agreement voting in its favor) that provided for the Company to be externally managed by TTG Advisers. The agreement took effect on November 1, 2006. TTG Advisers is a registered investment adviser that is controlled by Mr. Tokarz. All of the individuals (including the Company's investment professionals) who had been previously employed by the Company as of the fiscal year ended October 31, 2006 became employed by TTG Advisers.

Our principal executive office is located at 287 Bowman Avenue, Purchase, New York 10577 and our telephone number is (914) 701-0310. Our website address is www.mvccapital.com.

Our Investment Strategy

On November 6, 2003, Mr. Tokarz assumed his current positions as Chairman and Portfolio Manager. We seek to implement our investment objective (i.e., to maximize total return from capital appreciation and/or income) through making a broad range of private investments in a variety of industries. The investments can include common and preferred stock, other forms of equity interests and warrants or rights to acquire equity interests, senior and subordinated loans, or convertible securities. Since assuming responsibilities in 2003, as of July 31, 2014, the Company made 61 new investments and 90 follow-on investments, committing a total of $797.8 million of capital to these investments.

We are concentrating our investment efforts on small and middle-market companies that, in our view, provide opportunities to maximize total return from capital appreciation and/or income. Under our investment approach, we have the authority to invest, without limit, in any one portfolio company, subject to any diversification limits that may be required in order for us to continue to qualify as a RIC under Subchapter M of the Code. See the discussion above regarding the Company's current diversification restrictions.

We participate in the private equity business generally by providing negotiated equity and/or long-term debt investment capital. Our financing is generally used to fund growth, buyouts, acquisitions, recapitalizations, note purchases, and/or bridge financings. We are typically the lead investor in such transactions but may also provide equity and debt financing to companies led by private equity firms. We generally invest in private companies, though, from time to time, we may invest in small public companies that may lack adequate access to public capital.

At July 31, 2014, October 31, 2012, October 31, 2011 and October 31, 2010, the fair value of the invested portion (excluding cash and short-term securities) as a percentage of our net assets consisted of the following:

		Fair Value as a Percentage of Our Net Assets
Type of Investment	As of July 31, 2014	As of October 31, 2013	As of October 31, 2012	As of October 31, 2011	As of October 31, 2010
Senior/Subordinated Loans and credit facility	29.55%	28.75%	23.18%	20.40%	26.17%
Common Stock	6.85%	4.98%	18.05%	22.41%	18.56%
Warrants	0.28%	0.06%	0.01%	0.00%	0.00%
Preferred Stock	51.74%	45.83%	35.77%	34.89%	35.06%
Other Equity Investments (Common Equity Interest, LP Interest, GP Interest, LLC Interest)	33.21%	32.26%	27.90%	30.09%	22.30%
Guarantees	(0.03)%	0.00%	(0.21)%	-	-
Escrow Receivables	1.65%	1.58%	0.26%	0.27%	0.49%

Substantially all amounts not invested in securities of portfolio companies are invested in short-term, highly liquid money market investments, U.S. Government issued securities, or held in cash in an interest bearing account. As of July 31, 2014, these investments were valued at approximately $35.8 million or 9.94% of net assets.

The current portfolio has investments in a variety of industries, including energy, specialty chemicals, automotive dealerships, medical devices, consumer products, value-added distribution, industrial manufacturing, financial services, and information technology in a variety of geographical areas, including the United States and Europe.

Market. We have developed and maintain relationships with intermediaries, including investment banks, industry executives, financial services companies and private mezzanine and equity sponsors, through which we source investment opportunities. Through these relationships, we have been able to strengthen our position as an investor. For the transactions in which we may provide debt capital, an equity sponsor can provide a source of additional equity capital if a portfolio company requires additional financing. Private equity sponsors also assist us in confirming due diligence findings when assessing a new investment opportunity, and they may provide assistance and leadership to the portfolio company's management throughout our investment period.

Investment Criteria. Prospective investments are evaluated by TTG Advisers' investment team based upon criteria that may be modified from time to time. The criteria currently being used by management in determining whether to make an investment in a prospective portfolio company include, but are not limited to, management's view of:

•	Opportunity to revitalize and redirect a company's resources and strategy;

•	Businesses with secure market niches and predictable profit margins;

•	The presence or availability of highly qualified management teams;

•	The line of products or services offered and their market potential;

•	The presence of a sustainable competitive advantage;

•	Favorable industry and competitive dynamics;

•	Stable free cash flow of the business; and

•	Yield potential offered by an investment in such company.

Due diligence includes a thorough review and analysis of the business plan and operations of a potential portfolio company. We generally perform financial and operational due diligence, study the industry and competitive landscape, and meet with current and former employees, customers, suppliers and/or competitors. In addition, as applicable, we engage attorneys, independent accountants and other consultants to assist with legal, environmental, tax, accounting and marketing due diligence.

Investment Sourcing. Mr. Tokarz and the other investment professionals have established an extensive network of investment referral relationships. Our network of relationships with investors, lenders and intermediaries includes:

•	Private mezzanine and equity investors;

•	Investment banks;

•	Industry executives;

•	Business brokers;

•	Merger and acquisition advisors;

•	Financial services companies; and

•	Banks, law firms and accountants.

Allocation of Investment Opportunities. In allocating investment opportunities, TTG Advisers adheres to the following policy, which was approved by the Board: TTG Advisers will give the Company priority with respect to all investment opportunities in (i) mezzanine and debt securities and (ii) equity or other "non-debt" investments that are (a) expected to be equal to or less than the lesser of 10% of the Company's net assets or $25.0 million, and (b) issued by U.S. companies with less than $150.0 million in revenues during the prior twelve months. However, as a result of the PE Fund's close, the PE Fund will now receive only a priority allocation of all new equity investments (i.e., not follow-on investments in existing MVC Capital portfolio companies) that would otherwise be Non-Diversified Investments for the Company, which will terminate on the deployment of 80% of the committed capital of the PE Fund.

Investment Structure. Portfolio company investments typically will be negotiated directly with the prospective portfolio company or its affiliates. The investment professionals will structure the terms of a proposed investment, including the purchase price, the type of security to be purchased or financing to be provided and the future involvement of the Company and affiliates in the portfolio company's business (including potential representation on its board of directors). TTG Advisers will seek to structure the terms of the investment as to provide for the capital needs of the portfolio company and at the same time seek to maximize the Company's total return.

Once we have determined that a prospective portfolio company is suitable for investment, we work with the management and, in certain cases, other capital providers, such as senior, junior and/or equity capital providers, to structure an investment. We negotiate on how our investment is expected to relate relative to the other capital in the portfolio company's capital structure.

We make preferred and common equity investments in companies as a part of our investing activities, particularly when we see an opportunity to profit from the growth of a company and the potential to enhance our returns. At times, we may invest in companies that are undergoing new strategic initiatives or a restructuring but have several of the above attributes and a management team that we believe has the potential to successfully execute their plans. Preferred equity investments may be structured with a dividend yield, which may provide us with a current return, if earned and received by the Company.

Our senior, subordinated and mezzanine debt investments are tailored to the facts and circumstances of the deal. The specific structure is negotiated over a period of several weeks and is designed to seek to protect our rights and manage our risk in the transaction. We may structure the debt instrument to require restrictive affirmative and negative covenants, default penalties, lien protection, equity calls, take control provisions and board observation. Our debt investments are not, and typically will not be, rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade quality (rated lower than "Baa3" by Moody's or lower than "BBB-" by Standard & Poor's, commonly referred to as "junk bonds").

Our mezzanine debt investments are typically structured as subordinated loans (with or without warrants) that carry a fixed rate of interest. The loans may have interest-only payments in the early years and payments of both principal and interest in the later years, with maturities of three to ten years, although debt maturities and principal amortization schedules vary.

Our mezzanine debt investments may include equity features, such as warrants or options to buy a minority interest in a portfolio company. Any warrants or other rights we receive with our debt securities generally require only a nominal cost to exercise, and thus, as the portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide minority rights provisions and event-driven puts. We may seek to achieve additional investment return from the appreciation and sale of our warrants.

Under certain circumstances, we may acquire more than 50% of the common stock of a company in a control buyout transaction, including in foreign holding companies. In addition to our common equity investment, we may also provide additional capital to the controlled portfolio company in the form of senior loans, subordinated debt or preferred stock.

We fund new investments using cash, the reinvestment of accrued interest and dividends in debt and equity securities, or the current reinvestment of interest and dividend income through the receipt of a debt or equity security (payment-in-kind income). From time to time, we may also opt to reinvest accrued interest receivable in a new debt or equity security, in lieu of receiving such interest in cash and funding a subsequent investment. We may also acquire investments through the issuance of common or preferred stock, debt, or warrants representing rights to purchase shares of our common or preferred stock. The issuance of our stock as consideration may provide us with the benefit of raising equity without having to access the public capital markets in an underwritten offering, including the added benefit of the elimination of any commissions payable to underwriters.

Providing Management Assistance. As a business development company, we are required to make significant managerial assistance available to the companies in our investment portfolio. In addition to the interest and dividends received from our investments, we often generate additional fee income for the structuring, diligence, transaction, administration and management services and financial guarantees we provide to our portfolio companies through the Company or our wholly-owned subsidiary, MVCFS. In some cases, officers, directors and employees of the Company or TTG Advisers may serve as members of the board of directors of portfolio companies or fill officer roles within portfolio companies. The Company may provide guidance and management assistance to portfolio companies with respect to such matters as budgets, profit goals, business and financing strategies, management additions or replacements and plans for liquidity events for portfolio company investors such as a merger or initial public offering. MVCFS may also generate additional fee income for providing administrative and other management services to other entities, including private equity firms or other business development companies.

Portfolio Company Monitoring. We monitor our portfolio companies closely to determine whether or not they continue to be attractive candidates for further investment. Specifically, we monitor their ongoing performance and operations and provide guidance and assistance where appropriate. We would decline additional investments in portfolio companies that, in TTG Advisers' view, do not continue to show promise. However, we may make follow on investments in portfolio companies that we believe may perform well in the future.

TTG Advisers follows established procedures for monitoring the Company's equity and loan investments. The investment professionals have developed a multi-dimensional flexible rating system for all of the Company's portfolio investments. The rating grids are updated regularly and reviewed by the Portfolio Manager, together with the investment team. Additionally, the Valuation Committee meets at least quarterly, to review a written valuation memorandum for each portfolio company and to discuss business updates. Furthermore, the Company's Chief Compliance Officer administers the Company's compliance policies and procedures, specifically as they relate to the Company's investments in portfolio companies.

We exit our investments generally when a liquidity event takes place, such as the sale, recapitalization or initial public offering of a portfolio company. Our equity holdings, including shares underlying warrants, after the exercise of such warrants, typically include registration rights which would allow us to sell the securities if the portfolio company completes a public offering.

Investment Approval Procedures. Generally, prior to approving any new investment, we follow the process outlined below. We usually conduct one to four months of due diligence and structuring before an investment is considered for approval. However, depending on the type of investment being contemplated, this process may be longer or shorter.

The typical key steps in our investment approval process are:

•	Initial investment screening by deal person or investment team;

•	Investment professionals present an investment proposal containing key terms and understandings (verbal and written) to the entire investment team;

•	Our Chief Compliance Officer reviews the proposed investment for compliance with the 1940 Act, the Code and all other relevant rules and regulations;

•	Investment professionals are provided with authorization to commence due diligence;

•
Any investment professional can call a meeting, as deemed necessary, to: (i) review the due diligence reports; (ii) review the investment structure and terms; or (iii) to obtain any other information deemed relevant;

•
Once all due diligence is completed, the proposed investment is rated using a rating system which tests several factors including, but not limited to, cash flow, EBITDA growth, management and business stability. We use this rating system as the base line for tracking the investment in the future;

•	Our Chief Compliance Officer confirms that the proposed investment will not cause us to violate the 1940 Act, the Code or any other applicable rule or regulation;

•	Mr. Tokarz approves the transaction; and

•	The investment is funded.

The Investment Team

Mr. Tokarz is responsible for the day-to-day management of the Company's portfolio. Mr. Tokarz draws upon the experience of the 13 full-time investment professionals and two part-time investment professionals of TTG Advisers. TTG Advisers also uses the services of other investment professionals, with whom it has developed long-term relationships, on an as-needed basis. TTG Advisers looks to benefit from the combined resources and investment experience of all of its investment professionals. In addition, TTG Advisers employs six other full-time professionals and one part-time professional who manage the operations of the Company and provide investment support functions both directly and indirectly to our portfolio companies. As the Company grows, TTG Advisers expects to hire, train, supervise and manage new employees at various levels, many of which would be expected to provide services to the Company. The following information contains biographical information for key personnel of TTG Advisers (including their titles with TTG Advisers).

Senior Management Team

Michael T. Tokarz, Manager, New York

Mr. Tokarz is a senior investment professional with over 30 years of lending and investment experience. Prior to assuming his position as Chairman and Portfolio Manager of MVC Capital (NYSE:MVC), and prior to founding The Tokarz Group (in 2002), a private merchant bank of which he is Chairman, Mr. Tokarz was a General Partner with Kohlberg Kravis Roberts & Co. ("KKR"), one of the world's most experienced private equity firms. During his 18-year tenure at KKR, he participated in diverse leveraged buyouts, financings, restructurings and dispositions. Mr. Tokarz currently serves as Chairman of Walter Energy, Inc. (NYSE:WLT), as well as on corporate boards for Mueller Water Products, Inc., Walter Investment Management Corp., IDEX Corporation and CNO Financial Group (formerly Conseco, Inc.). In addition, Mr. Tokarz is on the Board of Managers of Illinois Ventures, a University of Illinois-focused venture capital seed fund and high technology incubator, and is Chairman of a related private equity follow-on investment fund. Mr. Tokarz also serves as the Chairman Emeritus of the University of Illinois Foundation and on its Finance, Investment Policy and Executive Committees. Prior to his tenure at KKR, Mr. Tokarz was a commercial banker at Continental Illinois where he was renowned for innovation and buyout financings. Mr. Tokarz rose to run the East Coast operation of Continental Illinois from New York. He was active on the Endowment Committee and Board of Directors of the National Wildlife Federation. He received his undergraduate degree with High Distinction in Economics and an MBA in Finance from the University of Illinois and is a Certified Public Accountant. He was selected as one of the "The Best Corporate Directors in America" by Outstanding Directors Exchange in 2007. Mr. Tokarz also holds board seats with certain portfolio companies of MVC Capital, Inc. and with portfolio companies of the MVC Private Equity Fund, L.P.

Warren E. Holtsberg, Co-Head of Portfolio Management, Chicago

Mr. Holtsberg is Co-Head of Portfolio Management of the Company and is a member of the Board of Directors of MVC Capital. Mr. Holtsberg, who joined TTG Advisers in 2007, is a senior investment professional with over 20 years of lending and investment experience. In his role at TTG Advisers, he sources and executes new investments and helps manage the Company's global portfolio of private equity, venture, and small and mid-cap debt and equity investments across a broad range of industries including technology, consumer/retail, energy and finance. He also heads the Chicago Office of TTG Advisers. Previously, Mr. Holtsberg founded Motorola Ventures, the venture capital and private equity investment arm for Motorola, Inc. (NYSE:MOT) where he led the worldwide fund for eight years. Mr. Holtsberg was also a Corporate Vice President and Director of Equity Investments at Motorola. Before Motorola, Mr. Holtsberg spent two decades with the U.S. Government where he held a number of senior executive positions in the Aviation, Defense and Intelligence communities. Mr. Holtsberg serves on the Advisory Board of Arcapita Ventures, the private equity and venture capital arm of Arcapita Bank. Mr. Holtsberg is also a member of the Board of Directors of the Illinois Venture Capital Association, the Chicagoland Entrepreneurship Center, Big Shoulders Fund for the Archdiocese of Chicago's inner-city school fund, and Illinois Ventures, a University of Illinois focused venture capital seed fund and high technology incubator, where he is also a Director of a related private equity follow-on investment fund, and he serves as Chairman of the Board of UI LABS, an independent research and commercialization organization created to enable scientists and engineers from academia, industry and government to collaborate on advanced manufacturing, energy, transportation, food production and healthcare technology. Mr. Holtsberg is a graduate of the University of Illinois and the Kellogg Management Institute at Northwestern University J.L. Kellogg Graduate School of Management. Mr. Holtsberg also holds board seats with certain portfolio companies of MVC Capital, Inc. and may also hold board seats with portfolio companies of the MVC Private Equity Fund, L.P.

Bruce W. Shewmaker, Managing Director, New York

Mr. Shewmaker is a senior investment professional with over 30 years of private equity and investment banking experience. Prior to becoming a Managing Director of MVC in November 2003, Mr. Shewmaker served as a member of the Board of MVC from March 2003 and served out his one year term. Mr. Shewmaker was a Co-founder of Merrill Lynch Venture Capital, Inc. where he initiated several private equity investment partnerships, including three business development companies. During his ten year career at Merrill Lynch, he participated in sourcing, negotiating and monitoring over 40 private equity transactions including leveraged buyouts and venture capital investments, of which seven companies completed initial public offerings. More recently, Mr. Shewmaker served as President and CEO of The US Russia Investment Fund, with committed capital of $440 million, where he managed a staff of 60 people, including eight private equity professionals, in seven offices across the Russian Federation. As a Managing Director of E*OFFERING Corp., he helped this investment banking firm participate in underwriting more than 50 initial public offerings of domestic companies and was responsible for organizing a global investment banking network. While Mr. Shewmaker has spent the majority of his career with registered investment companies or investment management divisions of NYSE listed firms (divisions of The Chase Manhattan Bank and Time Inc.), in the late 1990's Mr. Shewmaker Co-founded Crossbow Ventures, a regionally focused private equity partnership located in Florida. He earned his undergraduate degree in Finance from The Ohio State University and has passed the Series 7 and 63 NASD qualifying examinations.

Investment Team

Chris Ferguson, Associate, New York

Mr. Ferguson joined TTG Advisers in April of 2012 and is responsible for sourcing, executing and monitoring investments. Prior to joining TTG Advisers Mr. Ferguson has worked in Private Equity at CCMP Capital, and as a member of a corporate cash management team at Credit Suisse. Mr. Ferguson holds a BA (Government) from Franklin and Marshall College in Lancaster Pennsylvania, and a MBA with a dual concentration in Finance and Management from Seton Hall University's Stillman School of Business.

John P. Kelly, Vice President, Chicago

Mr. Kelly is an investment professional with over six years of experience in private equity, leveraged finance and investment banking. Mr. Kelly is a Vice President of TTG Advisers with responsibilities for deal sourcing, executing and monitoring of investments. Prior to joining TTG Advisers in 2008, Mr. Kelly worked in the investment banking group of Bear, Stearns & Co., where he executed leverage buyouts, mergers and acquisitions and equity and debt offerings. Mr. Kelly holds a Bachelors of Business Administration in Finance from the University of Notre Dame and an MBA from the University of Chicago's Booth School of Business.

Shivani Khurana, Managing Director, New York

Ms. Khurana is a senior investment professional with over 11 years of experience in private equity, leveraged finance, investment banking and investment management. Ms. Khurana joined TTG Advisers in March 2004 and has played a key role in the Company's growth and sourcing, execution and monitoring of several of the Company's equity and debt investments across a variety of industries. She also serves as a Managing Director of MVC Financial Services, Inc. Before joining TTG Advisers, Ms. Khurana worked at Cadigan Investment Partners, a middle-market leveraged buyout firm where she was involved in originating, structuring, financing and negotiating leveraged and management buyout and recapitalization transactions. Previously, Ms. Khurana worked in the leveraged finance group of Wachovia Securities where she specialized in restructuring advisory, distressed debt investing and turnaround financing; and the investment banking group of Merrill Lynch. Ms. Khurana's prior experience includes independently managing $20 million in diversified U.S. and European equities at Al-Ahlia Investment Company. Ms. Khurana received a Bachelor of Commerce with accounting honors from Panjab University, India; an MBA in Finance from University of Sheffield, UK; and an M.S. in Finance from University of Rochester, New York.

Jennifer Kosiba, Analyst, New York

Ms. Kosiba first joined TTG Advisers in June 2006. After spending a year at Harmony Pharmacy & Health Center, Inc. to help launch the start-up, Ms. Kosiba returned to TTG Advisers on a full time basis through the externalization to The Tokarz Group Advisers. Ms. Kosiba is responsible for supporting the Investor Relations functions and daily operations of the Company. Prior to joining TTG Advisers on a full time basis, Ms. Kosiba was a full-time student spending her summers working with TTG Advisers or its portfolio companies. Ms. Kosiba earned a Bachelor’s of Science in Finance from the University of Illinois at Urbana-Champaign, where she graduated with honors.

James D. Lynch, Managing Director, Chicago

Mr. Lynch is a senior investment professional with over 13 years of consulting, operations and private equity experience. Mr. Lynch is a Managing Director of TTG Advisers with responsibilities for deal sourcing, execution and monitoring of portfolio investments. Prior to joining TTG Advisers in 2007, Mr. Lynch was a Managing Director at FTI Consulting (NYSE:FCN) and a Leader of the Intellectual Property Transactions practice. Previously, Mr. Lynch worked at Deloitte & Touche Financial Advisory Services as a Practice Leader of Deloitte's Intellectual Asset Management service line and the Venture Strategy Group. At both Deloitte and FTI, he managed global teams that performed innovation and corporate finance engagements for Fortune 500 corporations, financial institutions, entrepreneurial ventures and public sector institutions. The client engagements included corporate finance, M&A and intellectual property transactions, strategic innovation and operational consulting, technology commercialization and the creation of new business enterprises. Before Deloitte, Mr. Lynch worked in business competitive intelligence and internal audit for Owens Corning Corporation (NYSE:OC). Mr. Lynch is a member of the Board of Advisors of DRI Capital and Illinois Business Consulting. He holds a Bachelor of Science (Accounting) from Purdue University and an MBA from the University of Illinois.

James J. O'Connor, Managing Director, Chicago

Mr. O'Connor is a senior investment professional with over a decade of private equity and venture capital experience. Prior to joining TTG Advisers, Mr. O'Connor held senior management positions within Motorola, Inc. (NYSE:MOT). Mr. O'Connor was Co-Founder and Managing Director of Motorola Ventures, the venture capital and private equity investment arm for Motorola, where he led numerous global transactions. In 2006, Mr. O'Connor was named to the American Ventures Magazine (AVM) "40 UNDER 40" list. In his most recent role, Mr. O'Connor also led Motorola's Innovation Program where he built several high growth businesses for the corporation, including the initial successful launch of the development team for the Google – Motorola "Droid" product. Before Motorola, he worked for A.T. Kearney as a management consultant and the U.S. Treasury Department in the areas of Domestic and International Finance as a White House Fellow. Additionally, he held roles at Ariel Capital Management, Sidley & Austin, the U.S. House Ways & Means Committee and the City of Chicago Finance Committee. Mr. O'Connor is Co-Chair of the Chicago Entrepreneurial Center (CEC) and a Board member of the Chicagoland Chamber of Commerce, the Chicago Urban League, Kohl Children's Museum, Children's Home + Aid, the Big Shoulders Fund for the Archdiocese of Chicago's inner-city school fund and serves as a Trustee on the Board of the Field Museum of National History. He is a Henry Crown Leadership Fellow of the Aspen Institute. He holds a BA (Government) and JD from Georgetown University and an MBA from the Northwestern University J.L. Kellogg Graduate School of Management.

Puneet Sanan, Managing Director, New York

Mr. Sanan is a senior investment professional with over 15 years of experience in private equity, leveraged/corporate finance and investment banking. Mr. Sanan joined MVC in March 2004 and has played a key role in MVC's growth, debt and equity capital raise, and sourcing, execution and monitoring of investments. He also serves as a Managing Director of MVC Financial Services, Inc. Before joining MVC, Mr. Sanan worked at Cadigan Investment Partners, a leveraged buyout firm, and was involved in originating, developing, analyzing, structuring, financing and negotiating leveraged and management buyouts, recapitalizations and growth capital financing for middle-market companies. Previously, Mr. Sanan was a Vice President and managed the Investment Banking Division of Fano Securities, where he received international recognition for financial advisory work in alternative energy technology. Prior to joining Fano, Mr. Sanan was an Associate Director at UBS Warburg's Leveraged Finance/Financial Sponsors group where he advised leading private equity firms on leveraged buyouts, mergers and acquisitions and private equity investments. Mr. Sanan has held various corporate finance and industry positions at PaineWebber, Legg Mason, Royal Dutch/Shell Group and Gist Brocades (now DSM N.V.). In 2003 and 2004, Mr. Sanan was named to the International Who's Who of Professionals. Mr. Sanan received a Bachelor of Engineering (Honors) in Chemical Engineering from Panjab University, India; and an MBA in Finance from The University of Texas at Austin; and has passed the Series 7 and 63 NASD qualifying examinations.

Kevin Scoby, Analyst, Chicago

Mr. Scoby joined TTG Advisers full time in January of 2012 and is responsible for sourcing, executing and monitoring investments. Prior to joining TTG Advisers on a full time basis, Mr. Scoby had interned at Connaught Real Estate Finance. Mr. Scoby earned a Bachelor's of Science in Economics with a concentration in Finance from The Wharton School of the University of Pennsylvania.

Peter F. Seidenberg, Managing Director, New York

Mr. Seidenberg previously served as the Chief Financial Officer of MVC. As a Managing Director with over 15 years of experience in private equity and venture capital investing, corporate finance, operations and general management. Mr. Seidenberg joined MVC in April of 2005 and has played a key role in MVC's growth, debt and equity capital raises, execution and monitoring of investments. He previously served as a Principal and Chief Financial Officer of Nebraska Heavy Industries and worked on engagements including serving as CFO of Commerce One, Inc. (NASDAQ:CMRC). Prior to his tenure at NHI, Mr. Seidenberg served as the Director of Finance and Business Development and as Corporate Controller for Plumtree Software, Inc. (NASDAQ:PLUM) where he was responsible for driving strategic initiatives and managing the finance and accounting staff. Before joining Plumtree, Mr. Seidenberg worked at AlliedSignal. While at AlliedSignal, Mr. Seidenberg held a variety of roles including Controller and Manager of Financial Operations. Mr. Seidenberg has served in a variety of roles including General Manager at several small manufacturing companies. Mr. Seidenberg received his bachelor degree and MBA from Cornell University.

Kashyap Shah, Associate, New York

Kashyap Shah joined TTG Advisers in June 2010 and has been involved in sourcing, evaluating and executing investment opportunities. Before joining TTG Advisers, Mr. Shah held several roles at Edelweiss Capital Limited in Mumbai, where he was most recently the COO of its investment banking group. In that capacity, Mr. Shah was responsible for high priority strategic initiatives including the setting-up of the financial sponsors and country coverage groups and establishing strategic alliances. Prior to this role, Mr. Shah was a Senior Manager responsible for managing investment banking transactions across product and sector groups. His experience spans across M&A, private placements, structured finance and ECM transactions. Prior to Edelweiss Capital, Mr. Shah worked with KPMG in its Mumbai office. Mr. Shah received a Bachelor of Commerce from Mumbai University, India where he was on the Dean's list and is a Chartered Accountant from The Institute of Chartered Accountants of India. Mr. Shah holds an MBA degree with concentrations in Finance, Strategic Management and Entrepreneurship from The University of Chicago Booth School of Business.

Christopher P. Sullivan, Managing Director, Boston

Mr. Sullivan is a senior investment professional with over 10 years of experience in private equity, investment banking and equity capital markets. Mr. Sullivan is a Managing Director of TTG Advisers with responsibilities for deal sourcing, execution and monitoring of portfolio investments. Since joining MVC in 2004, Mr. Sullivan has led nine investments in the current portfolio. Mr. Sullivan was responsible for MVC's successful exits of Baltic Motors Corporation and BM Auto. Prior to joining MVC, Mr. Sullivan worked as an Associate at Credit Suisse First Boston in Equity Capital Markets, where he worked with numerous issuers and financial sponsors to execute initial public offerings and follow-on stock offerings. Prior to his employment at Credit Suisse First Boston, Mr. Sullivan worked as an Analyst in Equity Capital Markets at CIBC World Markets. Mr. Sullivan holds a BA in History from Dartmouth College and an MBA, with a concentration in Finance, from the Carroll School of Management at Boston College.

Corporate Finance & Compliance

Scott Schuenke, Chief Financial Officer and Chief Compliance Officer

Mr. Schuenke originally joined the Company in June 2004 as its Corporate Controller and later in the year became the Company’s Chief Compliance Officer. Currently, Mr. Schuenke is employed by TTG Advisers where he is the Chief Financial Officer and Chief Compliance Officer. He retains his Chief Compliance Officer position with the Company and is now also its Chief Financial Officer and is responsible for overseeing the financial operations of TTG Advisers, the Company and its wholly-owned subsidiaries. Mr. Schuenke also provides financial expertise and monitoring to various portfolio companies, including serving on the Board of Directors of Vestal Manufacturing Enterprises, Inc., and he assists investment professionals in deal sourcing, due diligence, modeling and closing activities. As Chief Compliance Officer, Mr. Schuenke is responsible for overseeing the Company and TTG Advisers' compliance programs. Before joining the Company, Mr. Schuenke was a compliance officer with US Bancorp Fund Services, LLC, where he was responsible for financial reporting and compliance oversight of more than 15 open- and closed-end registered investment companies. Previously, Mr. Schuenke worked in the audit and assurance services area with PricewaterhouseCoopers, LLP ("PWC"). While with PWC, he performed audit and review services for financial services clients including several large mutual fund complexes. Mr. Schuenke received his Bachelor of Business Administration from the University of Wisconsin, Milwaukee, a Masters of Professional Accountancy from the University of Wisconsin, Whitewater and an MBA from the Northwestern University Kellogg School of Management. Mr. Schuenke is a Certified Public Accountant licensed in the State of Wisconsin.

Kevin M. Byrne, Compliance Consultant, New York

Mr. Byrne joined in November 2013 as a Compliance Consultant, and assists with the administration and monitoring of the Company and TTG Advisers' compliance programs. Since 1998, Mr. Byrne has been a Member of Fisher Capital Corp. LLC. where he assists in analyzing investment opportunities in financial services and oversees all compliance and administrative functions. Prior to Fisher Capital, Mr. Byrne was an executive in the Financial Services Division of American Re-Insurance Company in Princeton, NJ where he headed up the Tax Consulting and Administration Department. Prior to American Re, he worked in public accounting. Mr. Byrne holds a B.S. Degree in Accounting from Georgetown University, an M.S. Degree in Taxation from the Villanova University School of Law and is a member of the American Institute of Certified Public Accountants.

Patrick Mullins, Controller, New York

Mr. Mullins is the Controller of TTG Advisers. His responsibilities include overseeing the financial operations of the Company and its wholly owned subsidiary MVC Financial Services, Inc. Mr. Mullins has over ten years of experience in public and private accounting. Previously, Mr. Mullins worked at the Designtex Group a textile distribution company where he was the Accounting Manager and was involved with audits and reviews of small and mid-size companies at Huth Thompson LLP. He received his Bachelors of Arts in Accounting from Moravian College in Bethlehem PA.

Operations and Investor Relations

Jaclyn Shapiro-Rothchild, Vice President and Secretary, New York

Ms. Shapiro-Rothchild serves as Vice President and Secretary of MVC Capital and TTG Advisers and as Director of Investor Relations. She is responsible for board and shareholder matters, portfolio development and fund administration, monitoring the Company’s legacy portfolio, and directing the Company and TTG Advisers’ operations. Prior to joining MVC Capital and TTG Advisers, Ms. Shapiro-Rothchild was an Associate and Business Manager with Draper Fisher Jurvetson meVC Management Co. LLC, the former sub-advisor of the Company. Before joining the Company’s former sub-advisor, Ms. Shapiro-Rothchild was an Associate at The Bank Companies (acquired by Newmark & Co. Real Estate), where she was responsible for analyzing the various real estate trends in the Washington, D.C. greater metropolitan area. Previously, Ms. Shapiro-Rothchild worked as a Research Analyst to a Senior Portfolio Manager at Gruntal & Co. and began her business career as a Marketing Consultant at Archstone-Smith, formerly known as Charles E. Smith & Co. Ms. Shapiro-Rothchild received her Bachelors of Business Administration degree in Entrepreneurship and Small Business Management from George Washington University in Washington, DC.

Kathleen A. Buenik, Office Administrator and LP Investor Relations, Chicago

Ms. Buenik joined TTG Advisers in August of 2007 as Office Administrator for the Chicago office, as well as Manager Investor Relations. In her role, Ms. Buenik supports the Co-Head of Portfolio Management, manages the office's daily operations and administration of the Limited Partner database. Prior to joining TTG Advisers, Ms. Buenik was employed for 15 years as the Office Administrator for Goldstick & Associates, Ltd., a law firm and securities broker/dealer in Chicago. Ms. Buenik was previously employed by Oppenheimer & Co. and Bear Stearns as a Series 7 Registered Sales Assistant. Ms. Buenik holds a Bachelor of Science degree in Business Administration from Elmhurst College.

Martha Frommert Kausch, Corporate Operations, New York

Ms. Kausch joined TTG Advisers in September 2005. During her tenure with TTG Advisers her role has expanded to include the management of healthcare benefits, information technology, vendor management as well as supporting portfolio company initiatives, including her role as CEO of Harmony Health & Beauty. In addition, Ms. Kausch is responsible for managing the Quarterly Valuation Process of the Board of Directors. Prior to joining TTG Advisers, Ms. Kausch worked at Xerox Corporation for fifteen years. During her tenure, she held various positions including managing a digital manufacturing line with 50 direct reports, in addition to roles in distribution, supply chain, quality control and within the headquarters administrative organization.

Maura E. O'Brien, Executive Assistant, Chicago

Ms. O'Brien joined TTG Advisers in September of 2008 as Executive Assistant in Chicago. Ms. O'Brien was previously an Assistant Vice President at Diners Club International, an Office Manager at a boutique executive search firm in Chicago, and a Personal Assistant for the Clara Williams Company. She is on the Chicago Sister Cities International - Galway Board, a Ronald McDonald House Volunteer, a St. Patrick's Day Parade Judge, and was a Member of the Young Irish Fellowship Executive Board and a Mentor with Big Shoulders. Ms. O'Brien attended Spring Hill College in Mobile, AL, where she received her Bachelor of Science degree in Marketing.

Renata Quin, Executive Assistant, New York

Ms. Quin joined TTG Advisers in August 2005 and is responsible for all aspects of administrative and operational support including managing the quarterly board book process. Prior to joining TTG Advisers, Ms. Quin worked at the office of the Westchester District Attorney directly supporting the District Attorney for two years. Prior to that Ms. Quin worked for the Space and Naval Warfare Systems Command for the military in San Diego, CA. Prior to her tenure with the military, Ms. Quin worked directly for the Chief Operating Officer of Island Destinations, a large luxury travel agency based in New York. Ms. Quin received her Bachelor degree in Business Administration from Berkeley College where she majored in International Business.

Other Accounts Managed

Mr. Tokarz, our Portfolio Manager, is also responsible for the day-to-day management of the PE Fund, a pooled investment vehicle for which TTG Advisers is entitled to receive a performance-based fee. As of October 31, 2013, the PE Fund has approximately $104 million in committed assets. For a further discussion of the Board approved allocation of investment opportunities policy, please see "MVC Capital – Our Investment Strategy – Allocation of Investment Opportunities."

Compensation of the Portfolio Manager

Mr. Tokarz does not receive compensation from TTG Advisers in the form of salary, bonus, deferred compensation or pension and retirement plans. However, as the sole controlling equity owner of TTG Advisers, he has a significant equity interest in the profits generated by TTG Advisers from its management of the Company.

Company Ownership

Mr. Tokarz owns, as of October 31, 2013, over $1,000,000 worth of our common shares. Mr. Tokarz purchased each share on his own behalf. The Company did not grant any shares to him or any other member of the team.

Portfolio Diversity

Our portfolio is not currently concentrated and we currently do not have a policy with respect to "concentrating" (i.e., investing 25% or more of our total assets) in any industry or group of industries and currently our portfolio is not concentrated. We may or may not concentrate in any industry or group of industries in the future.

PORTFOLIO COMPANIES

The following is a listing of our portfolio companies in which we had an investment at July 31, 2014. The portfolio companies are presented in three categories — companies more than 25% owned which represent portfolio companies where we directly or indirectly own more than 25% of the outstanding voting securities of such portfolio company and, therefore, are deemed controlled by us under the 1940 Act; companies owned 5% to 25% which represent portfolio companies where we directly or indirectly own 5% to 25% of the outstanding voting securities of such portfolio company and, therefore, are deemed to be an affiliated person under the 1940 Act; and companies less than 5% owned which represent portfolio companies where we directly or indirectly own less than 5% of the outstanding voting securities of such portfolio company.

We make available significant managerial assistance to our portfolio companies. We generally receive rights to observe the meetings of our portfolio companies' board of directors, and may have one or more voting seats on their boards.

For further information relating to the amount and nature of our investments in portfolio companies, see our Consolidated Schedule of Investments for July 31, 2014, on pages F-68 to F-70.

MVC Capital, Inc.
Consolidated Schedule of Investments
July 31, 2014 (Unaudited)

Company Name and Address	Nature of its Principal Business	Titles of Securities Held	Percent of Class Held
Non-control/Non-affiliated investments - 25.94%

Actelis Networks, Inc.	Technology Investment	Preferred Stock	10.81%
6150 Stevenson Blvd.
Fremont, CA 94538
Biogenic Reagents	Renewable energy	Senior Note	N/A
133 1st Ave N		Senior Convertible Note	N/A
Minneapolis, MN 55401
Biovation Holdings, Inc.	Manufacturer of Laminate	Bridge Loan, 10/31/2014	N/A
110 Deer Place	Material & Composites	Warrants	100.00%
Mankato, MN 56001
FOLIOfn, Inc.	Technology Investments	Preferred Stock	61.33%
8180 Greensboro Drive
8th Floor
McLean, VA 22102
Freshii USA, Inc.	Food Services	Senior Secured Loan, 1/11/2017	N/A
1 North Franklin		Warrants	100.00%
Suite 3310
Chicago, IL 60606
G3K Display, Inc.	Retail Store Fixtures	Senior Lien Loan, 4/11/2019	N/A
321 Newark Street		Warrants
Hoboken, NJ 07030
Inland Environmental & Remediation LP	Environmental Services	Senior Secured Loan, 4/17/2019	N/A
1022 Schultz Rd		Warrants	100.00%
Columbus, TX 78934-1090
MainStream Data, Inc.	Technology Investments	Common Stock	0.46%
375 Chipeta Way
Suite B
Salt Lake City, UT 84108-1261
Morey's Seafood International	Food Services	Second Lien Loan, 08/12/2018	N/A
742 Decatur Avenue North
Golden Valley, MN 55427

NPWT Corporation	Medical Device Manufacturer	Series B Common Stock	100.00%
1111 Lakeside Drive		Series A Convertible Preferred Stock	100.00%
Gurnee, IL 60031
Prepaid Legal Services, Inc.	Consumer Services	Second Lien Term Loan, 07/01/2020	N/A
One Pre-Paid Way
Ada, Oklahoma 74820
Summit Research Labs, Inc.	Specialty Chemicals	Second Lien Loan, 10/01/2018	N/A
45 River Road
Suite 300
Flemington, NJ 08822-6036
U.S. Spray Drying Holding Company	Specialty Chemicals	Class B Common Stock	100.00%
109 Elbow Lane		Secured Loan, 5/02/2019	N/A
Burlington, New Jersey 08016

Affiliate investments - 55.72%

Advantage Insurance Holdings LTD	Insurance	Preferred Stock	14.85%
Regatta Office Park
Windward 3
West Bay Road
5th Floor
Grand Cayman, KY1-1105
Centile Holdings B.V.	Software	Common Equity Interest	98.00%
Emerald Square- Bat. B
Rue Evariste Galois
06410 Biot Sophia-Antipolis
Custom Alloy Corporation	Manufacturer of Pipe Fittings	Unsecured Subordinated Loan, 09/04/2016	N/A
3 Washington Avenue		Convertible A Preferred Stock	100.00%
High Bridge, NJ 08829		Convertible B Preferred Stock	100.00%
JSC Tekers Holdings	Real Estate Management	Common Stock	9.00%
15-3 Jauniela Street		Preferred Stock	100.00%
Riga, LV-1050
Latvia
Security Holdings B.V.	Electrical Engineering	Common Equity Interest	98.00%
411 Strawinskylaan
World Trade Center Tower A
XX 1077
Amsterdam, Netherlands

SGDA Europe B.V.	Soil Remediation	Common Equity Interest	99.90%
2 Daniel Danielopolu Street
BCR Building, 3rd floor, Sector 1
Bucharest, Romania 014134
U.S. Gas & Electric, Inc.	Energy Services	Second Lien Loan, 07/1/2019	N/A
290 N.W. 165th Street		Unsecured Loan, 07/1/2018	N/A
PH5 (4th floor)		Convertible Series I Preferred Stock	100.00%
North Miami Beach, FL 33169		Convertible Series J Preferred Stock	100.00%

Control Investments - 42.99%

Equus Total Return, Inc.	Regulated Investment Company	Common Stock	35.07%
8 Greenway Plaza, Suite 930
Houston, TX 77046
Harmony Health & Beauty, Inc.	Health & Beauty - Retail	Common Stock	99.90%
287 Bowman Avenue, 2nd Floor
Purchase, NY 10577
MVC Automotive Group B.V.	Automotive Dealerships	Common Equity Interest	100.00%
33 Hamburgas St
Riga, LV-1013
Latvia
MVC Private Equity Fund LP	Private Equity	Limited Partnership Interest	19.03%
71 South Wacker Drive		General Partnership Interest	100.00%
Suite 2760
Chicago, IL 60606
Ohio Medical Corporation	Medical Device Manufacturer	Common Stock	85.12%
1111 Lakeside Drive		Series A Convertible Preferred Stock	74.62%
Gurnee, IL 60031		Series C Convertible Preferred Stock	100.00%
RuMe Inc.	Consumer Products	Common Stock	9.08%
7022 South Revere Parkway		Series C Preferred Stock	100.00%
Suite 240		Series B-1 Preferred Stock	8.53%
Centennial, CO 80112
SIA Tekers Invest	Port Facilities	Common Stock	100.00%
15 Atlantijas Street
Riga, LV-1015
Latvia

Turf Products, LLC	Distributor - Landscaping and	Senior Subordinated Debt, 11/1/2018	N/A
157 Moody Road	Irrigation Equipment	Limited Liability Company Interest	45.00%
PO Box 1200		Guarantee	45.00%
Enfield, CT 06083		Warrants	100.00%
Velocitius B.V.	Renewable Energy	Common Equity Interest	100.00%
Telestone 8 - Teleport
Naritaweg 165
Amsterdam, 1007 JE
Netherlands
Vestal Manufacturing Enterprises, Inc.	Iron Foundries	Senior Subordinated Loan, 4/29/2015	N/A
176 Industrial Park Road		Common Stock	90.00%
Sweetwater, TN 37874

For companies held by the Company at July 31, 2014, please reference pages 44 to 56 for a brief description of each portfolio company's business. In addition, we have provided below a more detailed description for each portfolio company which represented more than 5% of our assets as of July 31, 2014.

Ohio Medical Corporation

Ohio Medical, Gurnee, Illinois, is a manufacturer and supplier of suction and oxygen therapy products, medical gas equipment, and input devices.

At October 31, 2013, the Company’s investment in Ohio Medical consisted of 5,620 shares of common stock with a cost basis of approximately $15.8 million and a fair value of $0, 24,773 shares of series A convertible preferred stock with a cost basis of $30.0 million and a fair value of $24.6 million and 7,845 shares of series C convertible preferred stock with a cost basis of $22.6 million and a fair value of $23.7 million.

On May 27, 2014, the Company purchased 2,893 common shares of Ohio Medical from Champlain Capital Partners at a nominal cost.

During the nine month period ended July 31, 2014, the fair value of the series C convertible preferred stock was increased by approximately $2.9 million due to a PIK distribution, which was treated as a return of capital.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair value of the common stock by approximately $800,000.

At July 31, 2014, the Company’s investment in Ohio Medical consisted of 8,512shares of common stock with a cost basis of approximately $15.8 million and a fair value of $0, 27,866 shares of series A convertible preferred stock with a cost basis of $30.0 million and a fair value of $23.8 million and 8,825 shares of series C convertible preferred stock with a cost basis of $22.6 million and a fair value of $26.7 million.

Security Holdings, B.V.

Security Holdings is an Amsterdam-based parent company that owns FIMA, a Lithuanian security and engineering solutions company.

On April 26, 2011, the Company agreed to collateralize a 5.0 million Euro letter of credit from JPMorgan Chase Bank, N.A., which is classified as restricted cash on the Company’s consolidated balance sheet. This letter of credit is being used as collateral for a project guarantee by AB DnB NORD bankas to Security Holdings.

At October 31, 2013, the Company’s common equity interest in Security Holdings had a cost basis of approximately $40.2 million and a fair value of $36.3 million.

On November 13, 2013, the Company loaned $4.0 million to Security Holdings in the form of a 5% cash bridge loan and had a maturity date of February 15, 2014.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair value of the common equity interest by approximately $446,000.

At July 31, 2014, the Company’s common equity interest in Security Holdings had a cost basis of approximately $40.2 million and a fair value of approximately $35.8 million and the loan had an outstanding balance, cost basis and fair value of $4.0 million.

U.S. Gas & Electric, Inc.

U.S. Gas, North Miami Beach, Florida, is a licensed Energy Service Company (“ESCO”) that markets and distributes natural gas to small commercial and residential retail customers in the state of New York.

At October 31, 2013, the Company’s investment in U.S. Gas consisted of a second lien loan with an outstanding balance, cost and fair value of $10.1 million. The second lien loan bears annual interest at 14% and has a maturity date of July 25, 2015. The 32,200 shares of convertible Series I preferred stock had a fair value of $92.7 million and a cost of $500,000 and the 8,216 shares of convertible Series J preferred stock had a cost and fair value of $0.

On December 16, 2013, the Company announced the termination of its agreement to sell U.S. Gas to US Holdings, a company organized to acquire U.S. Gas. US Holdings was unable to satisfy the closing conditions of the original agreement (October 4, 2013) and subsequently submitted a transaction termination notice to the Company on December 10, 2013.

On May 30, 2014, the Company received an approximately $2.9 million principal payment from U.S. Gas on its second lien loan. The second lien loan interest rate was adjusted to 13% and the maturity date was extended to July 1, 2019. Also on May 30, 2014, the Company loaned $3.0 million to U.S. Gas. The loan has an interest rate of 14% and a maturity date of July 1, 2018.

During the nine month period ended July 31, 2014, the Valuation Committee decreased the fair value of the preferred stock by approximately $9.0 million.

At July 31, 2014, the loans had a combined outstanding balance, cost basis and a fair value of approximately $10.5 million. The increases in the outstanding balance, cost and fair value of the loan are due to the capitalization of “payment in kind” interest. The increase in the fair value was approved by the Company’s Valuation Committee. The convertible Series I preferred stock had a fair value of approximately $83.7 million and a cost basis of $500,000 and the convertible Series J preferred stock had a cost basis and fair value of $0.

DETERMINATION OF COMPANY'S NET ASSET VALUE

Pursuant to the requirements of the 1940 Act and in accordance with the Accounting Standards Codification (“ASC”), Fair Value Measurements and Disclosures (“ASC 820”), we value our portfolio securities at their current market values or, if market quotations are not readily available, at their estimates of fair values. Because our portfolio company investments generally do not have readily ascertainable market values, we record these investments at fair value in accordance with our Valuation Procedures adopted by the Board of Directors, which are consistent with ASC 820. As permitted by the SEC, the Board of Directors has delegated the responsibility of making fair value determinations to the Valuation Committee, subject to the Board of Directors’ supervision and pursuant to our Valuation Procedures. Our Board of Directors may also hire independent consultants to review our Valuation Procedures or to conduct an independent valuation of one or more of our portfolio investments.

Pursuant to our Valuation Procedures, the Valuation Committee (which is comprised of three Independent Directors) determines fair values of Portfolio Company investments on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). In doing so, the Committee considers the recommendations of TTG Advisers. Any changes in valuation are recorded in the consolidated statements of operations as “Net unrealized appreciation (depreciation) on investments.”

Currently, our NAV per share is calculated and published on a quarterly basis. The Company calculates our NAV per share by subtracting all liabilities from the total value of our portfolio securities and other assets and dividing the result by the total number of outstanding shares of our common stock on the date of valuation. Fair values of foreign investments reflect exchange rates, as applicable, in effect on the last business day of the quarter end. Exchange rates fluctuate on a daily basis, sometimes significantly.

At July 31, 2014, approximately 76.2% of total assets represented investments in portfolio companies and escrow receivables recorded at fair value (“Fair Value Investments”).

Under most circumstances, at the time of acquisition, Fair Value Investments are carried at cost (absent the existence of conditions warranting, in management’s and the Valuation Committee’s view, a different initial value). During the period that an investment is held by the Company, its original cost may cease to approximate fair value as the result of market and investment specific factors. No pre-determined formula can be applied to determine fair value. Rather, the Valuation Committee analyzes fair value measurements based on the value at which the securities of the portfolio company could be sold in an orderly disposition over a reasonable period of time between willing parties, other than in a forced or liquidation sale. The liquidity event whereby the Company ultimately exits an investment is generally the sale, the merger, the recapitalization or, in some cases, the initial public offering of the portfolio company.

Valuation Methodology

There is no one methodology to determine fair value and, in fact, for any portfolio security, fair value may be expressed as a range of values, from which the Company derives a single estimate of fair value. To determine the fair value of a portfolio security, the Valuation Committee analyzes the portfolio company’s financial results and projections, publicly traded comparable companies when available, comparable private transactions when available, precedent transactions in the market when available, third-party real estate and asset appraisals if appropriate and available, discounted cash flow analysis, if appropriate, as well as other factors. The Company generally requires, where practicable, portfolio companies to provide annual audited and more regular unaudited financial statements, and/or annual projections for the upcoming fiscal year.

The fair value of our portfolio securities is inherently subjective. Because of the inherent uncertainty of fair valuation of portfolio securities and escrow receivables that do not have readily ascertainable market values, our estimate of fair value may significantly differ from the fair value that would have been used had a ready market existed for the securities. Such values also do not reflect brokers’ fees or other selling costs, which might become payable on disposition of such investments.

Our investments are carried at fair value in accordance with the 1940 Act and ASC 820. Unrestricted minority-owned publicly traded securities for which market quotations are readily available are valued at the closing market quote on the valuation date and majority-owned publicly traded securities and other privately held securities are valued as determined in good faith by the Valuation Committee of the Board of Directors. For legally or contractually restricted securities of companies that are publicly traded, the value is based on the closing market quote on the valuation date minus a discount for the restriction. At July 31, 2014, we did not hold restricted or unrestricted securities of publicly traded companies for which we have a majority-owned interest.

ASC 820 provides a framework for measuring the fair value of assets and liabilities and provides guidance regarding a fair value hierarchy which prioritizes information used to measure value. In determining fair value, the Valuation Committee primarily uses the level 3 inputs referenced in ASC 820.

ASC 820 defines fair value in terms of the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The price used to measure the fair value is not adjusted for transaction costs while the cost basis of our investments may include initial transaction costs. Under ASC 820, the fair value measurement also assumes that the transaction to sell an asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset. The principal market is the market in which the reporting entity would sell or transfer the asset with the greatest volume and level of activity for the asset to which the reporting entity has access to as of the measurement date. If no market for the asset exists or if the reporting entity does not have access to the principal market, the reporting entity should use a hypothetical market.

In June 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-08, Financial Services—Investment Companies. ASU 2013-08 provides clarifying guidance to determine if an entity qualifies as an investment company. ASU 2013-08 also requires an investment company to measure non-controlling interests in other investment companies at fair value. The following disclosures will also be required upon adoption of ASU 2013-08: (i) whether an entity is an investment company and is applying the accounting and reporting guidance for investment companies; (ii) information about changes, if any, in an entity’s status as an investment company; and (iii) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The requirements of ASU 2013-08 were effective for the Company beginning in the first quarter of 2014. These updates had no impact on the Company’s financial condition or results of operations.

Unrestricted minority-owned publicly traded securities for which market quotations are readily available are valued at the closing market quote on the valuation date and majority-owned publicly traded securities and other privately held securities are valued as determined in good faith by the Valuation Committee of the Board of Directors. For legally or contractually restricted securities of companies that are publicly traded, the value is based on the closing market quote on the valuation date minus a discount for the restriction. At July 31, 2014, we did not hold restricted or unrestricted securities of publicly traded companies for which we have a majority-owned interest.

If a security is publicly traded, the fair value is generally equal to market value based on the closing price on the principal exchange on which the security is primarily traded unless restricted and a restricted discount is applied.

ASC 820 provides a framework for measuring the fair value of assets and liabilities and provides guidance regarding a fair value hierarchy, which prioritizes information used to measure value. In determining fair value, the Valuation Committee primarily uses the level 3 inputs referenced in ASC 820.

For equity securities of portfolio companies, the Valuation Committee estimates the fair value based on market and/or income approach with value then attributed to equity or equity like securities using the enterprise value waterfall (“Enterprise Value Waterfall”) valuation methodology. Under the Enterprise Value Waterfall valuation methodology, the Valuation Committee estimates the enterprise fair value of the portfolio company and then waterfalls the enterprise value over the portfolio company’s securities in order of their preference relative to one another. To assess the enterprise value of the portfolio company, the Valuation Committee weighs some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing assets may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third party valuations of the portfolio company, considering offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company, and third-party asset and real estate appraisals. For non-performing assets, the Valuation Committee may estimate the liquidation or collateral value of the portfolio company’s assets. The Valuation Committee also takes into account historical and anticipated financial results.

In assessing enterprise value, the Valuation Committee considers the mergers and acquisitions (“M&A”) market as the principal market in which the Company would sell its investments in portfolio companies under circumstances where the Company has the ability to control or gain control of the board of directors of the portfolio company (“Control Companies”). This approach is consistent with the principal market that the Company would use for its portfolio companies if the Company has the ability to initiate a sale of the portfolio company as of the measurement date, i.e., if it has the ability to control or gain control of the board of directors of the portfolio company as of the measurement date. In evaluating if the Company can control or gain control of a portfolio company as of the measurement date, the Company takes into account its equity securities on a fully diluted basis, as well as other factors.

For non-Control Companies, consistent with ASC 820, the Valuation Committee considers a hypothetical secondary market as the principal market in which it would sell investments in those companies. The Company also considers other valuation methodologies such as the Option Pricing Method and liquidity preferences when valuing minority equity positions of a portfolio company.

For loans and debt securities of non-Control Companies (for which the Valuation Committee has identified the hypothetical secondary market as the principal market), the Valuation Committee determines fair value based on the assumptions that a hypothetical market participant would use to value the security in a current hypothetical sale using a market yield (“Market Yield”) valuation methodology. In applying the Market Yield valuation methodology, the Valuation Committee determines the fair value based on such factors as third party broker quotes (if available) and market participant assumptions, including synthetic credit ratings, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date.

Estimates of average life are generally based on market data of the average life of similar debt securities. However, if the Valuation Committee has information available to it that the debt security is expected to be repaid in the near term, the Valuation Committee would use an estimated life based on the expected repayment date.

The Valuation Committee determines fair value of loan and debt securities of Control Companies based on the estimate of the enterprise value of the portfolio company. To the extent the enterprise value exceeds the remaining principal amount of the loan and all other debt securities of the company, the fair value of such securities is generally estimated to be their cost.

However, where the enterprise value is less than the remaining principal amount of the loan and all other debt securities, the Valuation Committee may discount the value of such securities to reflect an impairment.

For the Company’s or its subsidiary’s investment in the PE Fund, for which an indirect wholly-owned subsidiary of the Company serves as the general partner (the “GP”) of the PE Fund, the Valuation Committee relies on the GP’s determination of the fair value of the PE Fund which will be generally valued, as a practical expedient, utilizing the net asset valuations provided by the GP, which will be made: (i) no less frequently than quarterly as of the Company’s fiscal quarter end and (ii) with respect to the valuation of PE Fund investments in portfolio companies, will be based on methodologies consistent with those set forth in the Company’s valuation procedures. In making its determinations, the GP considers and generally relies on TTG Advisers’ recommendations. The determination of the net asset value of the Company’s or its subsidiary’s investment in the PE Fund will follow the methodologies described for valuing interests in private investment funds (“Investment Vehicles”) described below. Additionally, when both the Company and the PE Fund hold investments in the same portfolio company, the GP’s Fair Value determination shall be based on the Valuation Committee’s determination of the Fair Value of the Company’s portfolio security in that portfolio company.

As permitted under GAAP, the Company’s interests in private investment funds are generally valued, as a practical expedient, utilizing the net asset valuations provided by management of the underlying Investment Vehicles, without adjustment, unless TTG Advisers is aware of information indicating that a value reported does not accurately reflect the value of the Investment Vehicle, including any information showing that the valuation has not been calculated in a manner consistent with GAAP. Net unrealized appreciation (depreciation) of such investments is recorded based on the Company’s proportionate share of the aggregate amount of appreciation (depreciation) recorded by each underlying Investment Vehicle. The Company’s proportionate investment interest includes its share of interest and dividend income and expense, and realized and unrealized gains and losses on securities held by the underlying Investment Vehicles, net of operating expenses and fees. Realized gains and losses on distributions from Investment Vehicles are generally recognized on a first in, first out basis.

The Company applies the practical expedient to interests in Investment Vehicles on an investment by investment basis, and consistently with respect to the Company’s entire interest in an investment. The Company may adjust the valuation obtained from an Investment Vehicle with a premium, discount or reserve if it determines that the net asset value is not representative of fair value.

If the Company intends to sell all or a portion of its interest in an Investment Vehicle to a third-party in a privately negotiated transaction near the valuation date, the Company will consider offers from third parties to buy the interest in an Investment Vehicle in valuations which may be discounted for both probability of close and time.

When the Company receives nominal cost warrants or free equity securities (“nominal cost equity”) with a debt security, the Company typically allocates its cost basis in the investment between debt securities and nominal cost equity at the time of origination.

Interest income, adjusted for amortization of premium and accretion of discount on a yield to maturity methodology, is recorded on an accrual basis to the extent that such amounts are expected to be collected. Origination and/or closing fees associated with investments in portfolio companies are recorded as income at the time the investment is made. Upon the prepayment of a loan or debt security, any unamortized original issue discount or market discount is recorded as a realized gain. Prepayment premiums are recorded on loans when received. Dividend income, if any, is recognized on an accrual basis on the ex-dividend date to the extent that the Company expects to collect such amounts.

For loans, debt securities, and preferred securities with contractual payment-in-kind interest or dividends, which represent contractual interest/dividends accrued and added to the loan balance or liquidation preference that generally becomes due at maturity, the Company will not ascribe value to payment-in-kind interest/dividends, if the portfolio company valuation indicates that the payment-in-kind interest is not collectible. However, the Company may ascribe value to payment-in-kind interest if the health of the portfolio company and the underlying securities are not in question. All payment-in-kind interest that has been added to the principal balance or capitalized is subject to ratification by the Valuation Committee.

Escrows from the sale of a portfolio company are generally valued at an amount, which may be expected to be received from the buyer under the escrow’s various conditions and discounted for both risk and time.

ASC 460, Guarantees, requires the Company to estimate the fair value of the guarantee obligation at its inception and requires the Company to assess whether a probable loss contingency exists in accordance with the requirements of ASC 450, Contingencies. The Valuation Committee typically will look at the pricing of the security in which the guarantee provided support for the security and compare it to the price of a similar or hypothetical security without guarantee support. The difference in pricing will be discounted for time and risk over the period in which the guarantee is expected to remain outstanding.

MANAGEMENT

The overall responsibility for oversight of the Company rests with the Company's Board. The day-to-day operations of the Company are delegated to TTG Advisers, subject to the supervision of our Board.

The Board currently has seven members. The Board maintains an Audit Committee, a Valuation Committee, a Compensation Committee, and a Nominating/Corporate Governance/Strategy Committee, and may establish additional committees in the future.

The Company is externally managed by TTG Advisers pursuant to the Advisory Agreement. The investment professionals of TTG Advisers collectively have extensive experience in managing investments in private businesses in a variety of industries, and are familiar with the Company's approach of lending and investing. Because the Company is externally managed, it pays a base management fee and an incentive fee. The Advisory Agreement and fees paid by the Company to TTG Advisers pursuant to the Advisory Agreement are described under "Advisory Agreement" below.

Information regarding the directors and the executive officers of the Company, including brief biographical information, is set forth below.

(1) Name, Address and Age	(2) Position(s) Held with the Company	(3) Term of Office/ Length of Time Served	(4) Principal Occupation(s) During Past 5 Years	(5) Number of Portfolios in Fund Complex Overseen by Director	(6) Other Directorships Held by Director During Past 5 Years
Independent Directors
Emilio Dominianni 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 83	Director	1 year/11 years, 8 months
Mr. Dominianni is a retired Partner of, and was Special Counsel to, Coudert Brothers LLP, a law firm. He is currently a director of Stamm International Corporation, Powrmatic Inc., and Powrmatic of Canada Ltd., manufacturers and distributors of heating, ventilating, and air conditioning equipment.
				None(1)	See column 4

(1) Name, Address and Age	(2) Position(s) Held with the Company	(3) Term of Office/ Length of Time Served	(4) Principal Occupation(s) During Past 5 Years	(5) Number of Portfolios in Fund Complex Overseen by Director	(6) Other Directorships Held by Director During Past 5 Years
Phillip Goldstein 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 70	Director	1 year/2 years, 1 month
Mr. Goldstein is a principal of Bulldog Holdings, LLC, the owner of several entities serving as the general partner of several investment partnerships in the Bulldog Investors group of private funds, and the owner of Kimball & Winthrop, LLC, the managing general partner of Bulldog Investors General Partnership, since 2012; he was also a principal of the general partner of several investment partnerships in the Bulldog Investors group of private funds from 1992-2012; additionally, Mr. Goldstein is a principal of Brooklyn Capital Management, LLC, the investment adviser for the Special Opportunities Fund and several private investment funds, since 2009. Mr. Goldstein is (or was previously) a Director of the following closed-end funds: Mexico Equity and Income Fund since 2000; Special Opportunities Fund since 2009; ASA Gold and Precious Metals Ltd. from 2008 to 2013; Korea Equity Fund from 2010-2012; Brantley Capital Corporation from 2001 to 2013; and Chairman and Director of Imperial Holdings, Inc., a specialty finance company, since 2012.
			None(1)	See column 4

(1) Name, Address and Age	(2) Position(s) Held with the Company	(3) Term of Office/ Length of Time Served	(4) Principal Occupation(s) During Past 5 Years	(5) Number of Portfolios in Fund Complex Overseen by Director	(6) Other Directorships Held by Director During Past 5 Years
Gerald Hellerman 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 76	Director	1 year/11 years, 8 months
Mr. Hellerman owned and served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, from the firm's inception in 1993 until it ceased operations in 2013. Mr. Hellerman currently serves as a director and chief compliance officer for The Mexico Equity and Income Fund, Inc. and for Special Opportunities Fund, Inc. Mr. Hellerman was previously a director of Brantley Capital Corporation, a director of the Old Mutual registered hedge fund complex, and a director of TM Entertainment and Media, Inc.
			None(1)	See column 4
Robert Knapp Ironsides Partners LLC 100 Summer Street 27th Floor Boston, MA 02108 Age: 47	Director	1 year/11 years, 8 months
Mr. Knapp is the Founder and Managing Director of Ironsides Partners LLC and Ironsides Partners Opportunity Fund (fund complex) and specializes in closed end funds, emerging markets, distressed debt, and corporate restructurings. He serves as a director of the Africa Opportunity Partners Ltd. and its related fund vehicles, including the Africa Opportunity Fund Ltd. (LSE AIM: LSE). Mr. Knapp is an independent, non-executive director of Pacific Alliance Asia Opportunity Fund (fund complex) and Pacific Alliance Group Asset Management Ltd., as well as Castle Private Equity AG (SWX: CPEN) Mr. Knapp also serves as a member of the Board of Managers of Veracity Worldwide LLC and Waterloo Oil & Gas LLC. In addition to his directorships named above, Mr. Knapp is a Trustee of Princeton-in-Asia, Regional Plan Association, and the Sea Education Association. Mr. Knapp was previously a director of Pacific Alliance Investment Management Ltd. and the Vietnam Opportunity Fund. Mr. Knapp was previously a managing director with Millennium Partners.
			None(1)	See column 4

(1) Name, Address and Age	(2) Position(s) Held with the Company	(3) Term of Office/ Length of Time Served	(4) Principal Occupation(s) During Past 5 Years	(5) Number of Portfolios in Fund Complex Overseen by Director	(6) Other Directorships Held by Director During Past 5 Years
William Taylor 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 71	Director	1 year/8 years, 8 months
Mr. Taylor is a Certified Public Accountant and retired Partner of Deloitte & Touche. Mr. Taylor is currently a director of Northern Illinois University Foundation and President and a director of The William & Dian Taylor Foundation. Mr. Taylor was previously a trustee of Writers Theatre. From 1976 through May 2005, Mr. Taylor was a Partner at Deloitte & Touche. From 1997 to 2001, Mr. Taylor was a director of Deloitte & Touche USA and from 1999 to 2003 Mr. Taylor was a director of Deloitte Touche Tohmatsu.
			None(1)	See column 4

(1) Name, Address and Age	(2) Position(s) Held with the Company	(3) Term of Office/ Length of Time Served	(4) Principal Occupation(s) During Past 5 Years	(5) Number of Portfolios in Fund Complex Overseen by Director	(6) Other Directorships Held by Director During Past 5 Years
Officer and Interested Directors
Warren Holtsberg(2) 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 63	Director	1 year/7 years, 7 months
Mr. Holtsberg currently serves as Co-Head of Portfolio Management of The Tokarz Group Advisers LLC (the “Adviser”), the investment adviser to the Company. Mr. Holtsberg founded Motorola Ventures, the venture capital and private equity investment arm for Motorola, Inc. where he led the worldwide fund for eight years. He was also Corporate Vice President and Director of Equity Investments at Motorola. Mr. Holtsberg currently serves as a member of the Board of Directors of the Illinois Venture Capital Association, Sportvision, the Big Shoulders Fund, the Chicagoland Entrepreneurship Center, Illinois Ventures, the venture investment arm for the University of Illinois, and UI LABS. Mr. Holtsberg serves on the advisory board of the Arcapita Fund. Mr. Holtsberg serves as a director for U.S. Gas & Electric, Inc. and MVC Partners LLC, portfolio companies of the Company.

			None(1)	See column 4

(1) Name, Address and Age	(2) Position(s) Held with the Company	(3) Term of Office/ Length of Time Served	(4) Principal Occupation(s) During Past 5 Years	(5) Number of Portfolios in Fund Complex Overseen by Director	(6) Other Directorships Held by Director During Past 5 Years
Michael Tokarz(3) 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 64	Director	1 year/11 years
Mr. Tokarz currently serves as Chairman and Portfolio Manager of the Company and as Manager of the Adviser. Mr. Tokarz also is the Managing Member of The Tokarz Group, a private merchant bank, since 2002. Prior to this, Mr. Tokarz was a senior General Partner and Administrative Partner at Kohlberg Kravis Roberts & Co., a private equity firm specializing in management buyouts. He also currently serves on the corporate boards of CNO Financial Group, Inc., Walter Energy, Inc. (Chairman of the board), Walter Investment Management Corp., Mueller Water Products, Inc., and IDEX Corporation. He is Chairman Emeritus and is a member of the Board of the University of Illinois Foundation, and serves on its executive committee, investment policy committee and finance committee. He is also a member of the Board of Managers for Illinois Ventures, LLC and Illinois Emerging Technology Fund LLC. Mr. Tokarz serves as a director for the following portfolio companies of the Company: Custom Alloy Corporation, Harmony Health and Beauty, Inc., MVC Automotive Group B.V., MVC Partners LLC, Ohio Medical Corporation and Turf Products, LLC. He also serves as a director of Focus Pointe Global, Gibdock Limited, and Plymouth Rock Energy, LLC, all portfolio companies of MVC Private Equity Fund, L.P. He was previously on the board of Lomonosov, Althleta, Inc. and Apertio Ltd. In addition, he was on the boards of Timberland Machines & Irrigation, Inc., Dakota Growers Pasta Company, Harmony Pharmacy & Health Centers, Inc., Summit Research Labs, Inc. and Huamei Capital Company, formerly portfolio companies of the Company.
			None(1)	See column 4

(1) Name, Address and Age	(2) Position(s) Held with the Company	(3) Term of Office/ Length of Time Served	(4) Principal Occupation(s) During Past 5 Years	(5) Number of Portfolios in Fund Complex Overseen by Director	(6) Other Directorships Held by Director During Past 5 Years
Executive Officers
Bruce Shewmaker 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 68	Managing Director	Indefinite term/11 years
Mr. Shewmaker currently serves as Managing Director of the Adviser and the Company. Mr. Shewmaker worked directly for the Company from November 2003 through October 2006. Previously, Mr. Shewmaker served as an Independent Director of the Company in 2003. Mr. Shewmaker currently serves on the boards of Harris & Harris Group, Inc. and Garrison Capital Inc. Mr. Shewmaker served as a director for the following portfolio companies of the Company: Baltic Motors Corporation, Phoenix Coal Corporation, Processclaims, Inc. and Vendio Services, Inc. He currently serves on the Boards of Foliofn, Inc., MVC Partners LLC, Velocitius B.V., Vestal Manufacturing Enterprises, Inc. and Advantage Insurance Holdings Ltd.
			N/A	N/A
Scott Schuenke 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 35	Chief Financial Officer/Chief Compliance Officer	Indefinite term/1 year; Indefinite term/10 years, 1 month
Mr. Schuenke currently serves as the Chief Financial Officer and Chief Compliance Officer of the Adviser, in addition to his service as Chief Financial Officer and Compliance Officer of the Company. Prior to joining the Company in June 2004, Mr. Schuenke served as a compliance officer with U.S. Bancorp Fund Services, LLC, from 2002 until he joined the Company in 2004. Mr. Schuenke also served as the secretary of The Mexico Equity & Income Fund, Inc. and assistant secretary of Tortoise Energy Infrastructure Corporation during his tenure at U.S. Bancorp Fund Services, LLC. He serves on the Board of Vestal Manufacturing Enterprises, Inc. and NPWT Corporation, portfolio companies of the Company. Mr. Schuenke is a Certified Public Accountant.

			N/A	N/A

(1) Name, Address and Age	(2) Position(s) Held with the Company	(3) Term of Office/ Length of Time Served	(4) Principal Occupation(s) During Past 5 Years	(5) Number of Portfolios in Fund Complex Overseen by Director	(6) Other Directorships Held by Director During Past 5 Years
Jaclyn Shapiro-Rothchild 287 Bowman Avenue 2nd Floor Purchase, NY 10577 Age: 36	Vice President/ Secretary	Indefinite term/9 years, 11 months; Indefinite term/10 years 9 months
Ms. Shapiro-Rothchild currently serves as Vice President and Secretary of the Adviser, in addition to her service as Vice President and Secretary of the Company. Prior to joining the Company in June 2002, she was an Associate and Business Manager with Draper Fisher Jurvetson meVC Management Co. LLC, the former investment sub-adviser to the Company, and an Associate at The Bank Companies (acquired by Newmark & Co. Real Estate), a commercial real estate company. Ms. Rothchild serves as Chief Operating Officer of Eleventh Street Partners, Inc. and is a member of the Advisory Board of Forward Health. Ms. Shapiro-Rothchild serves on the Board of MVC Partners LLC, a portfolio company of the Company.
			N/A	N/A
_______________

(1)	Other than the Company.

(2)	Mr. Holtsberg is an "interested person," as defined in the 1940 Act, of the Company (an "Interested Director") because of his employment with the Adviser.

(3)	Mr. Tokarz is an Interested Director because he serves as an officer of the Company.

Board Meetings and Committees

The Board currently has an Audit Committee, a Valuation Committee, a Nominating/Corporate Governance/Strategy Committee and a Compensation Committee.

The current members of the Audit Committee are Messrs. Dominianni, Hellerman and Taylor, each of whom is an independent audit committee member, as defined in Sections 303.01(B)(2)(a) and (3) of the NYSE's listing standards, and an Independent Director. Mr. Hellerman is the Chairman of the Audit Committee. The Audit Committee's primary purposes are:

•
oversight responsibility with respect to: (a) the adequacy of the Company's accounting and financial reporting processes, policies and practices; (b) the integrity of the Company's financial statements and the independent audit thereof; (c) the adequacy of the Company's overall system of internal controls and risk management processes (to the extent not separately evaluated and monitored by the full Board), as appropriate, the internal controls of certain service providers; (d) the Company's compliance with certain legal and regulatory requirements; (e) determining the qualification and independence of the Company's independent auditors; and (f) the Company's internal audit function, if any; and

•
oversight of the preparation of any report required to be prepared by the Audit Committee pursuant to the rules of the SEC for inclusion in the Company's annual proxy statement with respect to the election of directors.

The most recent fiscal year of the Company ended on October 31, 2013. During that fiscal year, the Audit Committee held six (6) meetings. The Board has adopted a written charter for the Audit Committee, a copy of which is currently available on the Company's website at http://www.mvccapital.com.

During the fiscal year ended October 31, 2013, the Board held twelve (12) meetings. During the last fiscal year, each of the Directors attended more than 75% of the aggregate of the total number of meetings of the Board and the total number of meetings of any committee of the Board on which such Director served. Currently, a majority of the Directors are not “interested persons”, as defined in the Investment Company Act of 1940 (the “1940 Act”), of the Company (the “Independent Directors”). Mr. Knapp has been appointed by the Independent Directors to serve as the “Lead” Independent Director and, in that role, serves as the Presiding Director over executive sessions of non-management directors. Mr. Tokarz, the Portfolio Manager and principal executive officer of the Company and TTG Adviser, serves as Chairman of the Board. Although he is an Interested Director ( i.e. , not independent), the Board believes that by having the principal executive serve as Chairman, it can more effectively conduct the regular business of the Company and that through its regularly-scheduled executive sessions, the Independent Directors have adequate opportunity to serve as an independent, effective check on management and protect stockholders’ interests. Furthermore, as described below, the Board has three committees performing critical functions for the Company’s governance and operations: the Audit, Valuation and Nominating/Corporate Governance/Strategy Committees and all three are comprised exclusively of Independent Directors.

The Valuation Committee, the principal purpose of which is to determine the fair values of securities in the Company's portfolio for which market quotations are not readily available, is currently comprised of Messrs. Dominianni, Hellerman and Knapp. Mr. Knapp is the Chairman of the Valuation Committee. The Valuation Committee held four (4) meetings during the fiscal year ended October 31, 2013.

The Nominating/Corporate Governance/Strategy Committee (the "Nominating Committee"), the principal purposes of which are to consider and nominate persons to serve as Independent Directors and oversee the composition and governance of the Board and its committees and to provide strategic direction with respect to the Company, is currently comprised of Messrs. Dominianni, Goldstein, Hellerman, Knapp and Taylor, each of whom is an Independent Director. Mr. Dominianni is the Chairman of the Nominating Committee. The Nominating Committee was established in January 2004. The Board has adopted a written charter for the Nominating Committee, a copy of which is available on the Company's website at http://www.mvccapital.com. The Nominating Committee held two (2) meetings during the fiscal year ended October 31, 2013.

The Nominating Committee considers director candidates nominated by shareholders in accordance with procedures set forth in the Company's By-Laws. The Company's By-Laws provide that nominations may be made by any shareholder of record of the Company entitled to vote for the election of directors at a meeting, provided that such nominations are made pursuant to timely notice in writing to the Secretary. The Nominating Committee then determines the eligibility of any nominated candidate based on criteria described below. To be timely, a shareholder's notice must be received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the scheduled date of a meeting. A shareholder's notice to the Secretary shall set forth: (a) as to each shareholder-proposed nominee, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class, series and number of shares of capital stock of the Company that are owned beneficially by the nominee, (iv) a statement as to the nominee's citizenship, and (v) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations promulgated thereunder; and (b) as to the shareholder giving the notice, (i) the name and record address of the shareholder and (ii) the class, series and number of shares of capital stock of the corporation that are owned beneficially by the shareholder. The Company or the Nominating Committee may require a shareholder who proposes a nominee to furnish any such other information as may reasonably be required by the Company to determine the eligibility of the proposed nominee to serve as director of the Company. In addition, the Nominating Committee considers potential director candidates with input from various sources, which may include: current Directors, members of the management team, or an outside search firm. The Nominating Committee seeks to identify candidates that possess, in its view, strong character, judgment, business experience and acumen. As a minimum requirement, any eligible candidate who is not proposed to serve as an Interested Director (i.e., a candidate who is not employed or proposed to be employed by the Company or TTG Advisers) must not be an "interested person" (as defined by the 1940 Act) of the Company. The Nominating Committee also considers, among other factors, certain other relationships (beyond those delineated in the 1940 Act) that might impair the independence of a proposed Director. Although the Board does not have a formal diversity policy, it endeavors to comprise itself of members with a variety of professional backgrounds.

In determining to select each of the Directors, the Nominating Committee and the Board considered a variety of factors, including each of the Directors' performance as current Directors and their professional background and experience. In particular, the Nominating Committee and the Board noted that during the tenures of Messrs. Dominianni, Hellerman, Knapp and Tokarz, which began in 2003, the Company has witnessed a significant turnaround in performance. In considering Mr. Goldstein's recent appointment, the Nominating Committee took into account, among other things, Mr. Goldstein's unique career professional focus on creating shareholder value from closed-end funds and BDCs. The Board also noted the Directors' collective knowledge and experience in financial services, legal and financial analysis, corporate finance, portfolio management and accounting, all of which strengthen the Board's collective qualifications. The Nominating Committee members considered that Messrs. Tokarz and Holtsberg are not Independent Directors but recognized that they represent TTG Advisers, and, as such, help foster the Board's direct access to information regarding TTG Advisers, which is the Company's most significant service provider.

The Compensation Committee, the principal purpose of which is to oversee the compensation of the Independent Directors, is currently comprised of Messrs. Hellerman and Knapp. Mr. Hellerman is the Chairman of the Compensation Committee. The Compensation Committee was established in March 2003. The Compensation Committee annually reviews the overall compensation principles of the Company governing the compensation and benefits of the Directors and officers, including developing and recommending, for the Board's adoption, compensation for members of the Board. The Compensation Committee held one (1) meeting during the fiscal year ended October 31, 2013. The Board has adopted a written charter for the Compensation Committee, a copy of which is available on the Company's website at http://www.mvccapital.com.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Director and Executive Officer Compensation

The Company's officers do not receive any direct compensation from the Company. The Company does not currently have any employees and does not expect to have any employees. Services necessary for its business are provided by individuals who are employees of TTG Advisers, and the Company's administrator, U.S. Bancorp Fund Services, LLC (the "Administrator"), pursuant to the terms of the Company's Advisory Agreement and administration agreement. Each of the Company's executive officers is an employee of TTG Advisers. The Company's day-to-day investment operations are managed by TTG Advisers.

The following table sets forth compensation paid by the Company in all capacities during the fiscal year ended October 31, 2013 to all of our Directors. Our Directors have been divided into two groups — Interested Directors and Independent Directors. The Interested Directors are "interested persons," as defined in the 1940 Act, of the Company. No compensation is paid to the Interested Directors. (The Company is not part of any Fund Complex.) No information has been provided with respect to executive officers of the Company because the Company's executive officers do not receive any direct compensation from the Company.

Name of Person, Position	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation (1)	Total
Interested Directors
Warren Holtsberg, Director	None	None	None	None
Michael Tokarz, Chairman and Portfolio Manager	None	None	None	None
Independent Directors
Emilio Dominianni, Director	$70,000	None	None	$70,000
Phillip Goldstein, Director	$70,000	None	None	$70,000
Gerald Hellerman, Director	$80,000	None	None	$80,000
Robert Knapp, Director	$80,000	None	None	$80,000
William Taylor, Director	$70,000	None	None	$70,000
____________
(1)	Directors do not receive any pension or retirement benefits from the Company.

Effective May 1, 2014, the fees payable to Independent Directors and the fees payable to the Chairman of the Audit Committee, Valuation Committee, and Nominating Committee are as follows: Each Independent Director is paid an annual retainer of $70,000 ($80,000 for the Chairman of the Audit Committee and the non-Chairman members of the Valuation Committee and $90,000 for the Chairman of the Valuation Committee) for up to five in-person Board meetings and committee meetings per year. In the event that more than five in-person Board meetings and committee meetings occur, each Director will be paid an additional $1,000 for an in-person meeting. Each Independent Director is also reimbursed by the Company for reasonable out-of-pocket expenses. The Directors do not receive any pension or retirement benefits from the Company.

Director Equity Ownership

The following table sets forth, as of the date of this prospectus, with respect to each Director, certain information regarding the dollar range of equity securities beneficially owned in the Company. The Company does not belong to a family of investment companies.

(1) Name of Director or Nominee	(2) Dollar Range of Equity Securities in the Company	(3) Aggregate Dollar Range of Equity Securities of All Funds Overseen or to be Overseen by Director or Nominee in Family of Investment Companies
Independent Directors
Emilio Dominianni	Over $100,000	Over $100,000
Phillip Goldstein	Over $100,000	Over $100,000
Gerald Hellerman	Over $100,000	Over $100,000
Robert Knapp	Over $100,000	Over $100,000
William Taylor	Over $100,000	Over $100,000
Interested Directors
Warren Holtsberg (1)	$50,000 to $100,000	$50,000 to $100,000
Michael Tokarz (2)	Over $100,000	Over $100,000
____________
(1)	Mr. Holtsberg is an Interested Director because of his employment with TTG Advisers.

(2)	Mr. Tokarz is an Interested Director because he serves as an officer of the Company and controls TTG Advisers.

ADVISORY AGREEMENT

Under the terms of the Advisory Agreement, TTG Advisers determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes, identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies), closes and monitors the investments we make, determines the securities and other assets that we purchase, retain or sell and oversees the administration, recordkeeping and compliance functions of the Company and/or third parties performing such functions for the Company. TTG Advisers' services under the Advisory Agreement are not exclusive, and it may furnish similar services to other entities.

Pursuant to the Advisory Agreement, the Company pays TTG Advisers a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee.

The base management fee is calculated at an annual rate of 2% of our total assets (excluding: (i) cash, (ii) the value of any investment in a third-party vehicle covered by a separate agreement, and (iii) the value of any investment by the Company not made in a portfolio company ("Non-Eligible Assets"); but including assets purchased with borrowed funds that are not Non-Eligible Assets) (the "Base Management Fee"). The Base Management Fee is payable quarterly in arrears. The Base Management Fee is calculated based on the value of our total assets (excluding Non-Eligible Assets, but including assets purchased with borrowed funds that are not Non-Eligible Assets) at the end of the most recently completed fiscal quarter. Base Management Fees for any partial month or quarter will be appropriately prorated. Because the Base Management Fee payable is based on total assets, TTG Advisers may have an incentive to increase portfolio leverage in order to earn higher Base Management Fees.

The incentive fee is comprised of the following two parts:

The income portion of the incentive fee is calculated and payable quarterly in arrears based on our pre-incentive fee net operating income. Pre-incentive fee net operating income means interest income, dividend income and any other income (including any other fees paid to the Company and MVCFS, such as directors', commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the fiscal quarter, minus the Company's and MVCFS' operating expenses for the quarter (including the Base Management Fee and any interest expense and dividends paid on any outstanding preferred stock, but excluding the incentive fee (whether paid or accrued)). Pre-incentive fee net operating income includes, in the case of investments with a deferred interest feature (such as market discount, debt instruments with payment-in-kind interest, preferred stock with payment-in-kind dividends and zero coupon securities), accrued income that we have not yet received in cash. TTG Advisers is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never receive as a result of a default by an entity on the obligation that resulted in the accrual of such income.

Pre-incentive fee net operating income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss. For example, if we receive pre-incentive fee net operating income in excess of the hurdle amounts (explained below) for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses.

In calculating the income portion of the incentive fee (the "Income Incentive Fee") pre-incentive fee net operating income, at the end of the immediately preceding fiscal quarter, will be compared to two "hurdle amounts": 1.75% of the Company's net assets (defined as total assets less total liabilities) ("Lower Hurdle Amount") and 2.1875% of the Company's net assets ("Higher Hurdle Amount"). The Company would pay the TTG Advisers the Income Incentive Fee with respect to the Company's pre-incentive fee net operating income in each fiscal quarter as follows:

•	no Income Incentive Fee in any fiscal quarter in which our pre-incentive fee net operating income does not exceed the Lower Hurdle Amount;

•
100% of our pre-incentive fee net operating income with respect to that portion of such pre-incentive fee net operating income, if any, that exceeds the Lower Hurdle Amount but is less than the Higher Hurdle Amount in any fiscal quarter; and

•	20% of the amount of our pre-incentive fee net operating income, if any, that exceeds the Higher Hurdle Amount in any fiscal quarter.

The second part of the incentive fee (the "Capital Gains Fee") is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Advisory Agreement, as of the termination date), commencing with the fiscal year ended on October 31, 2009, and equals 20% of: (i) the Company's cumulative aggregate net realized capital gains, during such fiscal year, on the Company's investments made after November 1, 2003 (the "Company's New Portfolio") (exclusive of any realized gains on an investment in a third-party vehicle covered by a separate agreement or that are subject to an SPV Incentive Allocation, as defined below); minus (ii) the cumulative aggregate unrealized capital depreciation of the Company's New Portfolio calculated from November 1, 2003. If the Capital Gains Fee is positive at the end of such year, then the aggregate amount of Capital Gains Fees paid in all prior years shall be subtracted from the Capital Gains Fee for such year. For purposes of this calculation, neither the Company's contribution of an investment to a wholly-owned subsidiary nor the Company's distribution of an investment to the Company's stockholders shall be deemed to be a realization event.

In addition, the Company has authorized TTG Advisers to create or arrange for the creation of one or more special purpose vehicles for which it may serve as the general partner or managing member for purposes of making investments on behalf of the Company (each, an "SPV"). It is proposed that TTG Advisers, in its role as the general partner or managing member of an SPV, receive an incentive allocation equal to 20% of the net profits of the SPV (the "SPV Incentive Allocation"). In no event would any SPV Incentive Allocation received by TTG Advisers cause the total compensation received by TTG Advisers under the Advisory Agreement to exceed the limits imposed by the Investment Advisers Act of 1940, as amended.

Notwithstanding the foregoing, in no event shall the sum of the Capital Gains Fee and the SPV Incentive Allocation, if any, for any fiscal year exceed: (i) 20% of (a) the Company's cumulative aggregate realized capital gains on the Company's investments (the "Company's Total Portfolio") (including any realized gains attributable to an SPV Incentive Allocation), minus (b) the sum of the Company's cumulative aggregate realized capital losses on, and aggregate unrealized capital depreciation of, the Company's Total Portfolio; minus (ii) the aggregate amount of Capital Gains Fees paid and the value of SPV Incentive Allocations made in all prior years (the "Cap"). For purposes of calculating the Cap: (i) the initial value of any investment held by the Company on November 1, 2003 shall equal the fair value of such investment on November 1, 2003; and (ii) the initial value of any investment made by the Company after November 1, 2003 shall equal the accreted or amortized cost basis of such investment. Furthermore, in the event that the Capital Gains Fee for any fiscal year exceeds the Cap ("Uncollected Capital Gains Fees"), all or a portion of such amount shall be accrued and payable to TTG Advisers following any subsequent fiscal year in which the Advisory Agreement is in effect, but only to the extent the Capital Gains Fee, plus the amount of Uncollected Capital Gains Fees, each calculated as of the end of such subsequent fiscal year, do not exceed the Cap. Any remaining Uncollected Capital Gains Fees shall be paid following subsequent fiscal years in accordance with the same process, provided the Advisory Agreement is in effect during such fiscal year.

In addition, for fiscal years 2010 through 2014, TTG Advisers voluntarily agreed to waive $150,000 of expenses that the Company is obligated to reimburse to TTG Advisers under the Advisory Agreement (the “Voluntary Waiver”). TTG Advisers also voluntarily agreed that any assets of the Company that are invested in exchange-traded funds or the Octagon Fund would not be taken into account in the calculation of the base management fee due to TTG Advisers under the Advisory Agreement. Further, TTG Advisers has voluntarily agreed to waive any management fees on the Company’s assets invested in Equus common stock.

Examples of Incentive Fee Calculations

Example 1: Income Related Portion of Incentive Fee(1):

Assumptions

•	Hurdle rate(2) = 1.75%

•	Management fee(3) = 2.00%

•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = maximum value of 3.5% of the Company's average net asset value including management fee

Alternative 1

Additional Assumptions

•	Operating income (including interest, dividends, fees, etc.) = 4.00%

•	Pre-incentive fee net operating income

(operating income - (management fee + other expenses)) = .075%

Pre-incentive fee net operating income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2

Additional Assumptions

•	Operating income (including interest, dividends, fees, etc.) = 5.25%

•	Pre-incentive fee net operating income

(operating income - (management fee + other expenses)) = 2.00%

Pre-incentive fee net operating income exceeds hurdle rate, therefore there is an incentive fee.

Incentive Fee

=      100% × "Catch-Up" + the greater of 0% AND (20% × (pre-incentive fee net operating income - 2.1875%)

=      (100% × (2.00% - 1.75%)) + 0%

=      0.25%

Alternative 3

Additional Assumptions

•	Operating income (including interest, dividends, fees, etc.) = 6.00%

•	Pre-incentive fee net operating income

(operating income - (management fee + other expenses)) = 2.75%

Pre-incentive fee net operating income exceeds hurdle rate, therefore there is an incentive fee.

Incentive Fee

	=	100% × "Catch-Up" + the greater of 0% AND (20% × (pre-incentive fee net operating income -2.1875%)

	=	(100% × (2.1875% - 1.75%)) + (20% × (2.75% - 2.1875%))

	=	0.4375% + (20% × 0.5625%)

	=	0.4375% + 0.1125%

	=	0.55%

(1)	The hypothetical amount of pre-incentive fee net operating income shown is based on a percentage of total net assets.

(2)	Represents 1.75% annualized hurdle rate.

(3)	Represents 2.00% annualized management fee.

(4)	Excludes offering expenses.

Example 2: Capital Gains Portion of Incentive Fee

Assumptions

Year 1:

$20 million investment made in Company A ("Investment A"), $30 million investment made in Company B ("Investment B") and $10 million investment in Company C ("Investment C").

Year 2:

Investment A is sold for $50 million, fair market value ("FMV") of Investment B is $32 million and FMV of Investment C is $5 million.

Year 3:

FMV of Investment B is $32 million and FMV of Investment C is $0.

Year 4:

Investment B is sold for $50 million and FMV of Investment C is $0.

Calculation of Capital Gains Fee (20% of: cumulative aggregate net realized capital gains on the Company's investments made after November 1, 2003 (the "Fund's New Portfolio") minus the cumulative aggregate unrealized capital depreciation on the Company's New Portfolio calculated from November 1, 2003)  If the Capital Gains Fee is positive at the end of a year, then the aggregate amount of the Capital Gains Fee paid in all prior years shall be subtracted from the Capital Gains Fee.

Year 1
20% of: ($0 cumulative aggregate realized capital gains on the Company's New Portfolio minus $0 cumulative aggregate realized losses on the Company's New Portfolio) minus ($0 cumulative aggregate unrealized capital depreciation on the Company's New Portfolio) = $0

Year 2
20% of: ($30 million cumulative aggregate realized capital gains on the Company's New Portfolio minus $0 cumulative aggregate realized losses on the Company's New Portfolio) minus ($5 million cumulative aggregate unrealized capital depreciation on the Company's New Portfolio) = $5 million

Year 3
(i) 20% of: ($30 million cumulative aggregate realized capital gains on the Company's New Portfolio minus $0 cumulative aggregate realized losses on the Company's New Portfolio) minus ($10 million cumulative aggregate unrealized capital depreciation on the Company's New Portfolio) less (ii) $5 million capital gains fee received in Year 2 = $0

Year 4
(i) 20% of: ($50 million cumulative aggregate realized capital gains on the Company's New Portfolio minus $0 cumulative aggregate realized losses on the Company's New Portfolio) minus ($10 million cumulative aggregate unrealized capital depreciation on the Company's New Portfolio) less (ii) $5 million capital gains fee received in Year 2 = $3 million

Payment of our expenses

Pursuant to the Advisory Agreement, all investment professionals of TTG Advisers and its staff, when and to the extent engaged in providing services required to be provided by TTG Advisers under the Advisory Agreement, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by TTG Advisers and not by the Company, except that costs or expenses relating to the following items are borne by the Company: (i) the cost and expenses of any independent valuation firm; (ii) expenses incurred by TTG Advisers payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for the Company and in monitoring the Company's investments and performing due diligence on its prospective portfolio companies, provided, however, the retention by TTG Advisers of any third party to perform such services shall require the advance approval of the Board (which approval shall not be unreasonably withheld) if the fees for such services are expected to exceed $30,000; once the third party is approved, any expenditure to such third party will not require additional approval from the Board; (iii) interest payable on debt and other direct borrowing costs, if any, incurred to finance the Company's investments or to maintain its tax status; (iv) offerings of the Company's common stock and other securities; (v) investment advisory and management fees; (vi) fees and payments due under any administration agreement between the Company and its administrator; (vii) transfer agent and custodial fees; (viii) federal and state registration fees; (ix) all costs of registration and listing the Company's shares on any securities exchange; (x) federal, state and local taxes; (xi) Independent Directors' fees and expenses; (xii) costs of preparing and filing reports or other documents required by governmental bodies (including the SEC); (xiii) costs of any reports, proxy statements or other notices to stockholders, including printing and mailing costs; (xiv) the cost of the Company's fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums; (xv) direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, independent auditors and outside legal costs; (xvi) the costs and expenses associated with the establishment of an SPV; (xvii) the allocable portion of the cost (excluding office space) of the Company's Chief Financial Officer, Chief Compliance Officer and Secretary in an amount not to exceed $200,000, per year, in the aggregate; (xviii) subject to a cap of $150,000 in any fiscal year of the Company, fifty percent of the unreimbursed travel and other related (e.g., meals) out-of-pocket expenses (subject to item (ii) above) incurred by TTG Advisers in sourcing investments for the Company; provided that, if the investment is sourced for multiple clients of TTG Advisers, then the Company shall only reimburse fifty percent of its allocable pro rata portion of such expenses; and (xix) all other expenses incurred by the Company in connection with administering the Company's business (including travel and other out-of-pocket expenses (subject to item (ii) above) incurred in providing significant managerial assistance to a portfolio company). Notwithstanding the foregoing, absent the consent of the Board, any fees or income earned, on the Company's behalf, by any officer, director, employee or agent of TTG Advisers in connection with the monitoring or closing of an investment or disposition by the Company or for providing managerial assistance to a portfolio company (which includes, for example, service on the board of directors of a portfolio company but does not include TTG Advisers' furnishing of portfolio management or other management services to a third-party vehicle) shall inure to the Company.

The Expense Cap

In addition, for fiscal year 2014, TTG Advisers has voluntarily agreed to extend the expense cap (which was in effect during the 2009 through 2013 fiscal years) to absorb or reimburse operating expenses of the Company (promptly following the completion of such year), to the extent necessary to limit the Company's Expense Ratio for such year to 3.5% (the "Expense Cap.  For purposes of this paragraph, the Company's "Expense Ratio" is calculated as of October 31 of any such year in which an expense cap applies and mean: (i) the consolidated expenses of the Company (which expenses include any amounts payable to TTG Advisers under the Base Management Fee, but exclude the amount of any interest, taxes, incentive compensation, amount of any payments made by the general partner ("GP") of the PE Fund to TTG Advisers pursuant to the Portfolio Management Agreement between the GP and TTG Advisers, and extraordinary expenses (including, but not limited to, any legal claims and liabilities and litigation costs and any indemnification related thereto, and the costs of any spin-off or other similar type transaction contemplated by the Advisory Agreement)), as a percentage of (ii) the average net assets of the Company (i.e., average consolidated assets less average consolidated liabilities) during such fiscal year as set forth in the Company's financial statements contained in the Company's annual report on Form 10-K.

In addition, for the 2010 through 2014 fiscal years, TTG Advisers voluntarily agreed to waive $150,000 of expenses that the Company is obligated to reimburse to TTG Advisers under the Advisory Agreement.  TTG Advisers has also voluntarily agreed that any assets of the Company that were invested in exchange-traded funds and the Octagon High Income Fund would not be taken into account in the calculation of the base management fee due to TTG Advisers under the Advisory Agreement.

Indemnification

The Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, TTG Advisers, its members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (collectively, the "Indemnified Parties") are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys' fees and amounts reasonably paid in settlement) arising from the rendering of TTG Advisers' services under the Advisory Agreement or otherwise as an investment adviser of the Company. In addition, TTG Advisers has agreed to indemnify the Company for losses or damages arising out of the willful misfeasance, bad faith or gross negligence in the performance of an Indemnified Party's duties or by reason of the reckless disregard of its duties and obligations under the Advisory Agreement.

The Opportunities to Manage Other Entities

We may also seek to achieve our investment objective by establishing a subsidiary or subsidiaries that would serve as general partner to a private equity or other investment fund(s). In fact, during fiscal year 2006, we established MVC Partners for this purpose. Furthermore, the Board of Directors authorized the establishment of a private equity fund (the “PE Fund”), for which an indirect wholly-owned subsidiary of the Company serves as the general partner (the “GP”). On October 29, 2010, through MVC Partners and MVCFS, the Company committed to invest approximately $20.1 million in the PE Fund. The PE Fund closed on approximately $104 million of capital commitments. The Company’s Board of Directors authorized the establishment of, and investment in, the PE Fund for a variety of reasons, including the Company’s ability to make Non-Diversified Investments through the PE Fund. As previously disclosed, the Company is currently restricted from making Non-Diversified Investments. For services provided to the PE Fund, the GP and MVC Partners are together entitled to receive 25% of all management fees paid by the PE Fund and up to 30% of the carried interest generated by the PE Fund. Further, at the direction of the Board of Directors, the GP retained TTG Advisers to serve as the portfolio manager of the PE Fund. In exchange for providing those services, and pursuant to the Board of Directors’ authorization and direction, TTG Advisers is entitled to receive the balance of the fees and any carried interest generated by the PE Fund. Given this separate arrangement with the GP and the PE Fund, under the terms of the Company’s Advisory Agreement with TTG Advisers, TTG Advisers is not entitled to receive from the Company a management fee or an incentive fee on assets of the Company that are invested in the PE Fund.

As a result of the closings of the PE Fund, consistent with the Board-approved policy concerning the allocation of investment opportunities, the PE Fund will receive a priority allocation of all private equity investments that would otherwise be Non-Diversified Investments for the Company during the PE Fund’s investment period. In allocating investment opportunities, TTG Advisers adheres to the following policy, which was approved by the Board of Directors: TTG Advisers will give the Company priority with respect to all investment opportunities in (i) mezzanine and debt securities and (ii) equity or other “non-debt” investments that are (a) expected to be equal to or less than the lesser of 10% of the Company’s net assets or $25.0 million, and (b) issued by U.S. companies with less than $150.0 million in revenues during the prior twelve months. However, as a result of the PE Fund’s close, the PE Fund will now receive a priority allocation of all new equity investments (i.e., not follow-on investments in existing MVC Capital portfolio companies) that would otherwise be Non-Diversified Investments for the Company, which will terminate on the deployment of 80% of the committed capital of the PE Fund.

Additionally, in pursuit of our objective we may acquire a portfolio of existing private equity or debt investments held by financial institutions or other investment funds should such opportunities arise.

Principal Executive Officers

The following individuals are the principal executive officers of TTG Advisers. The principal business address of each such person is c/o The Tokarz Group Advisers LLC, at 287 Bowman Avenue, 2nd Floor, Purchase, NY 10577. The principal occupations of the following individuals are set forth under "Management" above.

Name	Position
Michael Tokarz	Manager
Warren Holtsberg	Co-Head of Portfolio Management
Bruce Shewmaker	Managing Director
Scott Schuenke	Chief Financial Officer and Chief Compliance Officer
Jaclyn Shapiro-Rothchild	Vice President and Secretary

Duration and Termination of Agreement

The Advisory Agreement was last renewed by the Independent Directors on October 29, 2013. The continuance  of the Advisory Agreement must be specifically approved at least annually by: (i) the vote of the Board, or by the vote of stockholders holding a majority of the outstanding voting securities of the Company; and (ii) the vote of a majority of the Company's directors who are not parties to the Advisory Agreement and are not "interested persons" (as such term is defined in Section 2(a)(19) of the 1940 Act) of either the Company or TTG Advisers, in accordance with the requirements of the 1940 Act.  The Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days' written notice, by: (i) TTG Advisers in the event (a) a majority of the current Independent Directors cease to serve as Directors of the Company or (b) the Company undergoes a change in "control" (as such term is defined by Section 2(a)(9) of the 1940 Act) not caused by TTG Advisers; (ii) TTG Advisers, following the initial two year term of the Advisory Agreement; (iii) by the vote of the stockholders holding a "majority of the outstanding voting securities" of the Company (as such term is defined by Section 2(a)(42) of the 1940 Act); or (iv) by the action of the Company's Directors. Furthermore, the Advisory Agreement shall automatically terminate in the event of its "assignment" (as such term is defined for purposes of Section 15(a)(4) of the 1940 Act).

Mr. Tokarz's Commitment to the Company

TTG Advisers has entered into an agreement with Mr. Tokarz pursuant to which Mr. Tokarz agreed to serve as the portfolio manager primarily responsible for the day-to-day management of the Company's portfolio. In addition, the Company and TTG Advisers have acknowledged that Mr. Tokarz is the current Portfolio Manager of the Company and TTG Advisers has covenanted that throughout the term of the Advisory Agreement it will not undertake any action that would cause Mr. Tokarz to cease to serve as the Company's primary Portfolio Manager, including, without limitation, transferring any controlling interest in TTG Advisers to another entity or person.

CONTROL PERSONS AND PRINCIPAL HOLDERS OF SECURITIES

As of September 30, 2014, there were no persons that owned 25% or more of our outstanding voting securities, and no person would be deemed to control us, as such term is defined in the 1940 Act.

The following table sets forth, as of September 30, 2014, information with respect to the beneficial ownership of our common stock by the shareholders who own more than 5% of our outstanding shares of common stock and our current Directors and executive officers. Unless otherwise indicated, we believe that each beneficial owner set forth in the table has sole voting and investment power. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ownership information for those persons who beneficially own 5% or more of our shares of common stock is based upon publicly available filings with the SEC.

Shareholder Name and Address	Amount of Shares Owned		Percentage of Fund Held
Bulldog Investors LLC	1,412,685	(1)	6.22%
Park 80 West, 250 Pehle Ave Suite 708 Saddle Brook, NJ 07663
Royce & Associates, LLC	1,203,700	(2)	5.30%
745 Fifth Avenue New York, NY 10151

(1)	Based on information contained in Form 13F filed with the SEC on August 12, 2014.

(2)	Based on information contained in Form 13F filed with the SEC on August 11, 2014.

FEDERAL INCOME TAX MATTERS

This summary of certain aspects of the federal income tax treatment of the Company and its shareholders is based upon the Code, judicial decisions, Treasury Regulations and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code which could change certain of the tax consequences of an investment in shares of our common stock.

You should consult your own tax adviser with respect to the tax considerations applicable to the holding of shares of our common stock. This discussion does not address all aspects of federal income taxation relevant to holders of our common stock in light of their personal circumstances, or to certain types of holders subject to special treatment under federal income tax laws, including foreign taxpayers. This discussion does not address any aspects of foreign, state or local tax laws. The Company is actively managed and its investment strategies may be employed without regard to the tax consequences of the Company's transactions on the Company's shareholders.

We have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code and for the favorable tax treatment accorded RICs.  In order to permit us to deduct from our taxable income dividends we distribute to our shareholders, in addition to meeting other requirements, we must distribute for each taxable year at least 90% of (i) our investment company taxable income (consisting generally of net investment income from interest and dividends and net realized short term capital gains) and (ii) our net tax-exempt interest, if any. We must also meet several additional requirements, including:

•
At least 90% of our gross income for each taxable year must be from dividends, interest, payments with respect to securities loans, gains from sales or other dispositions of stock, securities or foreign currencies, other income derived with respect to our business of investing in such stock, securities or currencies, or net income derived from an interest in a "qualified publicly traded partnership" (generally, a publicly traded partnership other than one where at least 90% of its gross income is gross income that would otherwise be qualifying gross income for a RIC),

•	As diversification requirements, as of the close of each quarter of our taxable year:

•
at least 50% of the value of our assets must consist of cash, cash items, U.S. government securities, the securities of other RICs and other securities to the extent that (1) we do not hold more than 10% of the outstanding voting securities of an issuer of such other securities and (2) such other securities of any one issuer do not represent more than 5% of our total assets, and

•
no more than 25% of the value of our total assets may be invested in the securities of one issuer (other than U.S. government securities or the securities of other RICs), of two or more issuers that are controlled by us and are engaged in the same or similar or related trades or businesses, or of one or more qualified publicly traded partnerships.

If we were unable to qualify for treatment as a RIC, we would be subject to tax on our ordinary income and realized capital gains (including gains realized on the distribution of appreciated property) at regular corporate rates. We would not be able to deduct distributions to shareholders, nor would they be required to be made. Distributions would be taxable to our shareholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends received deduction and individual distributees would qualify for the reduced tax rates applicable to "qualified dividends" under the Code. Distributions in excess of current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholder's tax basis, and any remaining distributions would be treated as a gain realized from the sale or exchange of property. If the Company fails to meet the requirements of Subchapter M for more than two consecutive taxable years and then seeks to requalify under Subchapter M, it may be required to recognize gain to the extent of any unrealized appreciation on its assets. In that case, any gain recognized by the Company likely would be distributed to shareholders as a taxable distribution.

Based on the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), there is a remedy for a failure of the Subchapter M asset diversification test, if the failure was due to reasonable cause and not willful neglect, subject to certain divestiture and procedural requirements and the payment of a tax.  The Modernization Act also sets forth a de minimis exception to a potential failure of the Subchapter M asset diversification test that would require corrective action but no tax.  In addition, the Modernization Act allows for the remedy of a failure of the source-of-income requirement, if the failure was due to reasonable cause and not willful neglect, subject to certain procedural requirements and the payment of a tax.

Certain portfolio companies have appreciated to levels where the Company appears to exceed the thresholds in Section 851(b)(3) of the Code.  However, in accordance with Section 851, because the thresholds were exceeded due to market appreciation of the assets, and not due either wholly or in part to an acquisition, the Company relies on the market value exception described in Section 851(d)(1) of the Code to maintain its Subchapter M status.  As disclosed in the "Risk Factors" section of the prospectus, the Company is restricted from making any additional non-diversified investments until it is under the thresholds set forth in Section 851(b)(3).

If we qualify as a RIC and distribute to shareholders each year in a timely manner the sum of (i) at least 90% of our "investment company taxable income" as defined in the Code and (ii) at least 90% of our net tax-exempt interest, if any, we will not be subject to federal income tax on the portion of our taxable income and gains we distribute to shareholders. In addition, if we distribute in a timely manner the sum of (i) 98% of our ordinary income for each calendar year, (ii) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (iii) any untaxed income or gains not distributed in prior years, we will not be subject to the 4% nondeductible federal excise tax on certain undistributed income of RICs. We will be subject to regular corporate income tax (currently at rates up to 35%) on any undistributed net investment income and any undistributed net capital gain. We will also be subject to alternative minimum tax, but any tax preference items would be apportioned between us and our shareholders in the same proportion that dividends (other than capital gain dividends) paid to each shareholder bear to our taxable income determined without regard to the dividends paid deduction.

The Company's net realized capital gains from securities transactions will be distributed only after reducing such gains by the amount of any available capital loss carry forwards. On October 31, 2013, the Company had a net capital loss carry forward of $906,240, all of which will expire in the year 2019. To the extent future capital gains are offset by capital loss carry forwards, such gains need not be distributed.

If we acquire debt obligations that were originally issued at a discount, or that bear interest at rates that are not fixed (or are not certain "qualified variable rates") or that is not payable, or payable at regular intervals over the life of the obligation, we will be required to include in taxable income each year a portion of the "original issue discount" that accrues over the life of the obligation, regardless of whether the income is received by us, and may be required to make distributions in order to continue to qualify for favorable RIC tax treatment or to avoid the 4% federal excise tax on certain undistributed income. In this event, we may be required to sell temporary investments or other assets to meet the distribution requirements.

The Company may invest a portion of its assets in a wholly-owned subsidiary (the "Subsidiary"), which may be classified as a corporation for U.S. federal tax purposes.  Foreign corporations will generally not be subject to U.S. federal income tax unless they are deemed to be engaged in a United States trade or business.  Even if not engaged in a United States trade or business, foreign corporations will generally be subject to a withholding tax at a rate of 30% on United States source income that is not effectively connected with a United States trade or business.

If the Subsidiary is treated as a controlled foreign corporation, and the Company is treated as a "U.S. Shareholder" of the Subsidiary, the Company will be required to include in its gross income all of the Subsidiary's "subpart F income."  "Subpart F income" is generally treated as ordinary income.  If a net loss is realized by such Subsidiary, such loss generally is not available to offset the income of the Company.  The recognition by the Company of the Subsidiary's "subpart F income" will increase the Company's tax basis in the Subsidiary.  Distributions by such Subsidiary to the Company will not be taxable to the extent of its previously undistributed "subpart F income," and will reduce the Company's tax basis in the Subsidiary.

As a RIC, the Company must derive at least 90% of its gross income for each taxable year from sources treated as “qualifying income” under Subchapter M of the Code. Commodity-linked investments generate income that is not “qualifying income” for purposes of meeting this 90% test. Although the Internal Revenue Service (the “IRS”) previously has issued a number of private letter rulings (“PLRs”) that indicate that certain income from a fund’s investment in a controlled foreign corporation will constitute “qualifying income” for purposes of Subchapter M of the Code, the IRS has suspended issuance of further PLRs pending a review of its position on the matter.  If the IRS were to change its position with respect to the conclusions reached in the PLRs (which change in position may be applied retroactively to the Company), the income from the Company’s investment in the Subsidiary might not be “qualifying income” and the Company might not qualify as a regulated investment company for one or more years, which would adversely affect the value of the Company and the favorable tax treatment of the Company.

For any period during which we qualify for treatment as a RIC for federal income tax purposes, distributions to shareholders attributable to our ordinary income (including dividends, interest and original issue discount) and net realized short term capital gains generally will be taxable as ordinary income to shareholders to the extent of our current or accumulated earnings and profits, except to the extent the we receive "qualified dividends" and designate such amounts for individual shareholders as "qualified dividends".  The lower tax rate for "qualified dividends" will apply only if the individual shareholder holds shares in the Company, and the Company holds shares in the dividend-paying corporation, at least 61 days during a prescribed period. The prescribed period is the 121-day period beginning 60 days before the date on which the shareholder or the Company, as the case may be, becomes entitled to receive the dividend. In determining the holding period for this purpose, any period during which the recipient's risk of loss is offset by means of options, short sales or similar transactions is not counted. Additionally, an individual shareholder would not benefit to the extent it is obligated (e.g., pursuant to a short sale) to make related payments with respect to positions in substantially similar or related property.

Corporate shareholders are generally eligible for the 70% dividends-received deduction with respect to ordinary income (but not capital gain) dividends to the extent such amount designated by us does not exceed the dividends received by us from domestic corporations. A corporate shareholder's dividends-received deduction will be disallowed unless it holds shares in the Company, and the Company holds shares in the dividend-paying corporation, at least 46 days during the 91-day period beginning 45 days before the date on which the shareholder or the Company, as the case may be, becomes entitled to receive the dividend. In determining the holding period for this purpose, any period during which the recipient's risk of loss is offset by means of options, short sales or similar transactions is not counted. Additionally, a corporate shareholder would not benefit to the extent it is obligated (e.g., pursuant to a short sale) to make related payments with respect to positions in substantially similar or related property. Furthermore, the dividends-received deduction will be disallowed to the extent a corporate shareholder's investment in shares of the Company, or the Company's investment in the shares of the dividend-paying corporation, is financed with indebtedness.

Distributions in excess of our earnings and profits will first be treated as a return of capital which reduces the shareholder's adjusted basis in his or her shares of common stock and then as gain from the sale of shares of our common stock. Distributions of our net realized long-term capital gains (designated by us as capital gain dividends) will be taxable to shareholders as long-term capital gains regardless of the shareholder's holding period in his or her common stock.

Any dividend declared by us in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it were paid by us and received by the shareholders on December 31 of the year in which it was declared. In addition, we may elect to relate a dividend back to the prior taxable year if we (i) declare such dividend prior to the due date (including extensions) for filing our return for that taxable year, (ii) make the election in that return, and (iii) distribute the amount in the 12-month period following the close of the taxable year but not later than the first regular dividend payment following the declaration. Any such election will not alter the general rule that a shareholder will be treated as receiving a dividend in the taxable year in which the distribution is made (subject to the October, November, December rule described above).

To the extent that we retain any capital gains, we may designate them as "deemed distributions" and pay a tax thereon for the benefit of our shareholders. In that event, the shareholders must report their share of retained realized long-term capital gains on their individual tax returns as if the share had been received, and may report a credit on such returns for the tax paid thereon by us. The amount of the deemed distribution net of such tax is then added to the shareholder's cost basis for his or her common stock. Since we expect to pay tax on capital gains at regular corporate tax rates and the maximum rate payable by individuals on such gains is currently 20% (plus the 3.8% Medicare tax discussed below), the amount of credit that individual shareholders may report is expected to exceed the amount of tax that they would be required to pay on the deemed distributions. Shareholders who are not subject to federal income tax or are unable to utilize fully the tax credit attributable to the deemed distribution should be able to file a return on the appropriate form and claim a refund for the excess credit.

Individuals, estates and trusts are subject to a Medicare tax of 3.8% on "net investment income" (or undistributed "net investment income", in the case of estates and trusts) for a taxable year, with such tax applying to the lesser of such income or the excess of such person's adjusted gross income (with certain adjustments) over a specified amount ($250,000 for married individuals filing jointly; $125,000 for married individuals filing separately, $200,000 for other individuals and the dollar amount at which the highest income tax bracket for estates and trusts begins).  Net investment income includes net income from interest, dividends, annuities, royalties and rents and net gain attributable to the disposition of investment property.  It is anticipated that net income and gain attributable to an investment in the Company will be included in an Investor's "net investment income" subject to this Medicare tax.

Section 1202 of the Code permits the exclusion, for federal income tax purposes, of 50% of any gain (subject to certain limitations) realized by noncorporate taxpayers upon the sale or exchange of "qualified small business stock" held for more than five years. A greater exclusion is permitted for gain realized on the sale or exchange of “qualified small business stock” acquired after February 17, 2009, and before January 1, 2014, that otherwise qualifies for the exclusion.  Generally, qualified small business stock is stock of a small business corporation acquired directly from the issuing corporation, which must (i) at the time of issuance and immediately thereafter have assets of not more than $50 million and (ii) throughout substantially all of the holder's holding period for the stock be actively engaged in the conduct of a trade or business not excluded by law. If we acquire qualified small business stock, hold such stock for more than five years and dispose of such stock at a profit, a noncorporate shareholder who held shares of our common stock at the time we purchased the qualified small business stock and at all times thereafter until we disposed of the stock would be entitled to exclude from such shareholder's taxable income 50% of such shareholder's share of such gain (or such greater percentage as applies to qualified small business stock acquired during the period described above). The amount that may be excluded cannot exceed the amount that would have been excluded if determined by reference to such shareholder’s interest on the date we acquired the qualified small business stock. Seven percent (7%) of any amount so excluded would currently be treated as a preference item for alternative minimum tax purposes. Comparable rules apply under the qualified small business stock "rollover" provisions of section 1045 of the Code, under which gain otherwise reportable by individuals with respect to sales by us of qualified small business stock held for more than six months can be deferred if we reinvest the sales proceeds within 60 days in other qualified small business stock.

A shareholder may recognize taxable gain or loss if the shareholder sells or exchanges such shareholder's shares of common stock. Any gain arising from the sale or exchange of common stock generally will be treated as capital gain or loss if the common stock is held as a capital asset, and will be treated as long-term capital gain or loss if the shareholder has held his or her shares of common stock for more than one year. However, any capital loss arising from a sale or exchange of shares of common stock held for six months or less will be treated as a long-term capital loss to the extent of the amount of long-term capital gain distributions received (or deemed to be received) with respect to such shares of common stock.

Pursuant to Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service (the "IRS") certain information on Form 8886 if they participate in a "reportable transaction". A transaction may be a "reportable transaction" based upon any of several indicia with respect to a shareholder, including the existence of significant book-tax differences or the recognition of a loss in excess of certain thresholds.  A significant penalty is imposed on taxpayers who participate in a "reportable transaction" and fail to make the required disclosure. Investors should consult their own tax advisors concerning any possible federal, state or local disclosure obligations with respect to their investment in shares of the Company.

We may be required to withhold U.S. federal income tax at the rate of 28% on all taxable distributions payable to non-corporate shareholders who fail to provide us with their correct taxpayer identification number or a certificate that the shareholder is exempt from backup withholding, or if the IRS notifies us that the shareholder is subject to backup withholding. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability.

There is generally no withholding tax to a shareholder who is not a U.S. person within the meaning of the Code ("Non-U.S. Person") on the portion of the Company's distributions that consist of long-term capital gains realized by the Company, and the remaining distributions to Non-U.S. Persons are generally subject to a 30% withholding tax, unless reduced or eliminated by treaty. This 30% withholding would not apply to amounts properly designated by us as an “interest-related dividend” or a “short-term capital gain dividend” paid with respect to taxable years beginning before 2014.  The aggregate amount treated as an interest-related dividend for a year is limited to our qualified net interest income for the year, which is the excess of our qualified interest income (generally, our U.S.-source interest income) over the deductions properly allocable to such income.  The aggregate amount treated as a “short-term capital gain dividend” is generally limited to the excess of our net short-term capital gain over our net long-term capital loss. Other rules may apply to Non-U.S. Persons whose income from the Company is effectively connected with the conduct of a U.S. trade or business by such Non-U.S. Person.  If the income from the Company is "effectively connected" with a U.S. trade or business carried on by a Non-U.S. Shareholder, then distributions of investment company taxable income, any capital gains distributions, any amounts retained by the Company that are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares will generally be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents or domestic corporations.  A corporate Non-U.S. Shareholder may also be subject to the branch profits tax imposed by the Code.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Person will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder's allocable share of the corporate-level tax we pay on the capital gains deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. Person must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Person would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

In the case of a Non-U.S. Shareholder, the Company may be required to withhold U.S. federal income tax from distributions that are otherwise exempt from withholding tax (or taxable at a reduced treaty rate) unless the Non-U.S. Shareholder certifies his foreign status under penalties of perjury or otherwise establishes an exemption.

Recent legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities (including financial intermediaries) of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Shareholders should consult their tax advisors regarding the possible implications of these rules on their investment in the Company.

A tax-exempt U.S. person investing in the Company will not realize unrelated business taxable income with respect to an unleveraged investment in shares. Tax-exempt U.S. persons are urged to consult their own tax advisors concerning the U.S. tax consequences of an investment in the Company.

From time to time, the Company may be considered under the Code to be a nonpublicly offered regulated investment company. Under Temporary Regulations, certain expenses of nonpublicly offered regulated investment companies, including advisory fees, may not be deductible by certain shareholders, generally including individuals and entities that compute their taxable income in the same manner as an individual (thus, for example, a qualified pension plan is not subject to this rule). Such a shareholder's pro rata portion of the affected expenses, including the management fee and incentive fee payable to the manager, will be treated as an additional dividend to the shareholder and will be deductible by such shareholder, subject to the 2% "floor" on miscellaneous itemized deductions and other limitations on itemized deductions set forth in the Code. A "nonpublicly offered regulated investment company" is a RIC whose shares are neither (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market nor (iii) held by at least 500 persons at all times during the taxable year.

Unless an exception applies, we will mail to each shareholder, as promptly as possible after the end of each fiscal year, a notice detailing, on a per distribution basis, the amounts includible in such shareholder's taxable income for such year as net investment income, as net realized capital gains (if applicable) and as "deemed" distributions of capital gains, including taxes paid by us with respect thereto. In addition, absent an exemption, the federal tax status of each year's distributions will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on each shareholder's particular situation. Shareholders should consult their own tax advisers with respect to the particular tax consequences to them of an investment in us.

Under our Plan, all cash distributions to shareholders will be automatically reinvested in additional whole and fractional shares of our common stock unless you elect to receive cash. For federal income tax purposes, however, you will be deemed to have constructively received cash and such amounts should be included in your income to the extent such constructive distribution otherwise represents a taxable dividend for the year in which such distribution is credited to your account. The amount of the distribution is the value of the shares of common stock acquired through the dividend reinvestment plan.

CERTAIN GOVERNMENT REGULATIONS

We operate in a highly regulated environment. The following discussion generally summarizes certain government regulations.

Business Development Company. A business development company is defined and subject to the regulations of the 1940 Act. A business development company must be organized in the United States for the purpose of investing in or lending to primarily private companies and making managerial assistance available to them. A business development company may use capital provided by public shareholders and from other sources to invest in long-term, private investments in businesses.

As a business development company, we may not acquire any asset other than "qualifying assets" unless, at the time we make the acquisition, the value of our qualifying assets represents at least 70% of the value of our total assets. The principal categories of qualifying assets relevant to our business are:

(1)        Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions):

(a) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

(i) is organized under the laws of, and has its principal place of business in, the United States;

(ii) is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(iii) satisfies one of the following:

•	does not have any class of securities with respect to which a broker or dealer may extend margin credit;

•
is controlled by a business development company or a group of companies including a business development company and the business development company has an affiliated person who is a director of the eligible portfolio company; or

•	is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

(b) is a company that meets the requirements of (a)(i) and (ii) above, but is not an eligible portfolio company because it has issued a class of securities on a national securities exchange, if:

(i) at the time of the purchase, we own at least 50% of the (x) greatest number of equity securities of such issuer and securities convertible into or exchangeable for such securities; and (y) the greatest amount of debt securities of such issuer, held by us at any point in time during the period when such issuer was an eligible portfolio company; and

(ii) we are one of the 20 largest holders of record of such issuer's outstanding voting securities; or

(c) is a company that meets the requirements of (a)(i) and (ii) above, but is not an eligible portfolio company because it has issued a class of securities on a national securities exchange, if the aggregate market value of such company's outstanding voting and non-voting common equity is less than $250.0 million.

(2)        Securities of any eligible portfolio company which we control.

(3)        Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)        Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(5)        Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)        Cash, cash equivalents, U.S. Government securities or high-quality debt maturing in one year or less from the time of investment.

To include certain securities described above as qualifying assets for the purpose of the 70% test, a business development company must make available to the issuer of those securities significant managerial assistance such as providing significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company, or making loans to a portfolio company. We offer to provide managerial assistance to each of our portfolio companies.

As a business development company, we are entitled to issue senior securities in the form of stock or senior securities representing indebtedness, including debt securities and preferred stock, as long as each class of senior security has an asset coverage ratio of at least 200% immediately after each such issuance. See "Risk Factors." We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our Independent Directors and, in some cases, prior approval by the SEC. On July 11, 2000, the SEC granted us an exemptive order permitting us to make co-investments with certain of our affiliates in portfolio companies, subject to certain conditions. Under the exemptive order, the Company is permitted to co-invest in certain portfolio companies with its affiliates, subject to specified conditions. Under the terms of the exemptive order, portfolio companies purchased by the Company and its affiliates are required to be approved by the Independent Directors and are required to satisfy certain other conditions established by the SEC.

As with other companies subject to the regulations of the 1940 Act, a business development company must adhere to certain other substantive ongoing regulatory requirements. A majority of our directors must be persons who are not "interested persons," as that term is defined in the 1940 Act. Additionally, we are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect the business development company. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to the company or our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office.

We and TTG Advisers maintain a code of ethics that establishes procedures for personal investment and restricts certain transactions by our personnel. The code of ethics generally does not permit investment by our employees in securities that may be purchased or held by us. You may read and copy the code of ethics at the SEC's Public Reference Room in Washington, D.C. You may obtain information on operations of the Public Reference Room by calling the SEC at (202) 942-8090. In addition, the code of ethics is available on the EDGAR Database on the SEC Internet site at http://www.sec.gov. You may obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, 100 F Street, NE, Washington, D.C. 20549. The code of ethics is also posted on our website at http://www.mvccapital.com.

We may not change the nature of our business so as to cease to be, or withdraw our election as, a business development company unless authorized by vote of a "majority of the outstanding voting securities," as defined in the 1940 Act, of our shares. A majority of the outstanding voting securities of a company is defined by the 1940 Act as the lesser of: (i) 67% or more of such company's shares present at a meeting if more than 50% of the outstanding shares of such company are present and represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

We are periodically examined by the SEC for compliance with the 1940 Act.

DIVIDEND REINVESTMENT PLAN

All of our shareholders who hold shares of common stock in their own name will automatically be enrolled in our dividend reinvestment plan (the "Plan"). All such shareholders will have any cash dividends and distributions automatically reinvested by Computershare Ltd. (the "Plan Agent"), in additional shares of our common stock. Any shareholder may, of course, elect to receive his or her dividends and distributions in cash. Currently, the Company has a policy of seeking to pay quarterly dividends to shareholders. For any of our shares that are held by banks, brokers or other entities that hold our shares as nominees for individual shareholders, the Plan Agent will administer the Plan on the basis of the number of shares certified by any nominee as being registered for shareholders that have not elected to receive dividends and distributions in cash. To receive your dividends and distributions in cash, you must notify the Plan Agent.

The Plan Agent serves as agent for the shareholders in administering the Plan. When we declare a dividend or distribution payable in cash or in additional shares of our common stock, those shareholders participating in the Plan will receive their dividend or distribution in additional shares of our common stock. Such shares will be either newly issued by us or purchased in the open market by the Plan Agent. If the market value of a share of our common stock on the payment date for such dividend or distribution equals or exceeds the net asset value per share on that date, we will issue new shares at the net asset value. If the net asset value exceeds the market price of our common stock, the Plan Agent will purchase in the open market such number of shares of our common stock as is necessary to complete the distribution.

The Plan Agent will maintain all shareholder accounts in the Plan and furnish written confirmation of all transactions. Shares of our common stock in the Plan will be held in the name of the Plan Agent or its nominee and such shareholder will be considered the beneficial owner of such shares for all purposes.

There is no charge to shareholders for participating in the Plan or for the reinvestment of dividends and distributions. We will not incur brokerage fees with respect to newly issued shares issued in connection with the Plan. Shareholders will, however, be charged a pro rata share of any brokerage fee charged for open market purchases in connection with the Plan.

We may terminate the Plan upon providing written notice to each shareholder participating in the Plan at least 60 days prior to the effective date of such termination. We may also materially amend the Plan at any time upon providing written notice to shareholders participating in the Plan at least 30 days prior to such amendment (except when necessary or appropriate to comply with applicable law or rules and policies of the SEC or other regulatory authority). You may withdraw from the Plan upon providing notice to the Plan Agent. You may obtain additional information about the Plan from the Plan Agent.

DESCRIPTION OF SECURITIES

The following summary of our capital stock and other securities does not purport to be complete and is subject to, and qualified in its entirety by, our Certificate of Incorporation.

Our authorized capital stock is 150,000,000 shares, $0.01 par value.

Common Stock

At September 30, 2014, there were 28,304,448 shares of common stock outstanding and 5,601,627 shares of common stock in our treasury. To date, no other classes of stock have been issued.

	(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amounts Shown Under (3)
MVC Capital, Inc.	Common Stock	150,000,000	5,601,627	22,702,821

All shares of common stock have equal rights as to earnings, assets, dividends and voting privileges and all outstanding shares of common stock are fully paid and non-assessable. Distributions may be paid to the holders of common stock if and when declared by our Board out of funds legally available therefore. Our common stock has no preemptive, conversion or redemption rights and is freely transferable. In the event of liquidation, each share of common stock is entitled to share ratably in all of our assets that are legally available for distributions after payment of all debts and liabilities and subject to any prior rights of holders of preferred stock, if any, then outstanding. Each share of common stock is entitled to one vote and does not have cumulative voting rights, which means that holders of a majority of the shares, if they so choose, could elect all of the directors, and holders of less than a majority of the shares would, in that case, be unable to elect any director. All shares of common stock offered hereby will be, when issued and paid for, fully paid and non-assessable.

Preferred Stock

In order to issue preferred stock, it will be necessary for our Board and shareholders to approve an amendment to our certificate of incorporation providing for such issuance. The Board may then authorize the issuance of preferred stock with such preferences, powers, rights and privileges as the Board deems appropriate; except that, such an issuance must adhere to the requirements of the 1940 Act. The 1940 Act requires, among other things, that (i) immediately after issuance and before any distribution is made with respect to common stock, the preferred stock, together with all other senior securities, must not exceed an amount equal to 50% of our total assets; and (ii) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on the preferred stock are in arrears by two years or more. We believe the availability of such stock will provide us with increased flexibility in structuring future financings and acquisitions. If we offer preferred stock under this prospectus, we will issue an appropriate prospectus supplement. You should read that prospectus supplement for a description of the preferred stock, including, but not limited to, whether there will be an arrearage in the payment of dividends or sinking fund installments, if any, restrictions with respect to the declaration of dividends, requirements in connection with the maintenance of any ratio or assets, or creation or maintenance of reserves, or provisions for permitting or restricting the issuance of additional securities.

Warrants

We may issue warrants to purchase shares of our common stock. Such warrants may be issued independently or together with shares of common stock and may be attached or separate from such shares of common stock. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

Under the 1940 Act, we may generally only offer warrants provided that (i) the warrants expire by their terms within ten years; (ii) the exercise or conversion price is not less than the current market value at the date of issuance; (iii) our shareholders authorize the proposal to issue such warrants, and our Board approves such issuance on the basis that the issuance is in the best interests of MVC Capital and its shareholders; and (iv) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also generally provides that the amount of our voting securities that would result from the exercise of all outstanding warrants at the time of issuance may not exceed 25% of our outstanding voting securities.

Debt Securities

At September 30, 2014, approximately $114.4 million in aggregate principal amount of Senior Notes were outstanding. To date, no other debt securities have been issued.

	(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amounts Shown Under (3)
MVC Capital, Inc.	7.25% Senior Notes due 2023	150,000,000	0	$114,408,750

We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in this prospectus and in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, including any supplemental indenture, you should read both this prospectus and the prospectus supplement relating to that particular series.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and U.S. Bank National Association, a financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “Events of Default—Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us.

Because this section is a summary, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. A copy of the form of indenture is attached to the registration statement of which this prospectus is a part. We will file a supplemental indenture with the SEC in connection with any debt offering, at which time the supplemental indenture would be publicly available. See " Where You Can Find Additional Information" for information on how to obtain a copy of the indenture.

A prospectus supplement, which will accompany this prospectus, will describe the particular terms of any series of debt securities being offered, including the following:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued and payable;

•
whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

•	the place or places, if any, other than or in addition to the City of New York, of payment, transfer, conversion and/or exchange of the debt securities;

•	the denominations in which the offered debt securities will be issued;

•	the provision for any sinking fund;

•	any restrictive covenants;

•	any Events of Default;

•	whether the series of debt securities are issuable in certificated form;

•	any provisions for defeasance or covenant defeasance;

•	if applicable, U.S. federal income tax considerations relating to original issue discount;

•
whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);

•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•	whether the debt securities are subject to subordination and the terms of such subordination;

•	the listing, if any, on a securities exchange; and

•	any other terms.

The debt securities may be secured or unsecured obligations. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

We are permitted, under specified conditions, to issue multiple classes of indebtedness if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any indebtedness and senior securities remain outstanding, we must make provisions to prohibit the distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. Specifically, we may be precluded from declaring dividends or repurchasing shares of our common stock unless our asset coverage is at least 200%. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors—Business Risks— We have borrowed and may continue to borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.”

General

The indenture provides that any debt securities proposed to be sold under this prospectus and the attached prospectus supplement (“offered debt securities”) and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities (“underlying debt securities”), may be issued under the indenture in one or more series.

For purposes of this prospectus, any reference to the payment of principal of or premium or interest, if any, on debt securities will include additional amounts if required by the terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities.” The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “Resignation of Trustee” section below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

Issuance of Securities in Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry only form represented by global securities.

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices,

•	whether it imposes fees or charges,

•	how it would handle a request for the holders’ consent, if ever required,

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities,

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests, and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “Special Situations when a Global Security Will Be Terminated”. As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•
An investor cannot cause the debt securities to be registered in his or her name, and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below.

•
An investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “Issuance of Securities in Registered Form” above.

•	An investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form.

•
An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective.

•
The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way.

•	If we redeem less than all the debt securities of a particular series being redeemed, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding that series.

•
An investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC’s records, to the applicable trustee.

•
DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds. Your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security.

•
Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations when a Global Security will be Terminated

In a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of legal holders and street name investors under “Issuance of Securities in Registered Form” above.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the names of the institutions in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and Paying Agents

We will pay interest to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, often approximately two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants.

Payments on Certificated Securities

We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder at his or her address shown on the trustee’s records as of the close of business on the regular record date. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee in New York, New York and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.

Alternatively, if the holder asks us to do so, we will pay any amount that becomes due on the debt security by wire transfer of immediately available funds to an account at a bank in New York City, on the due date. To request payment by wire, the holder must give the applicable trustee or other paying agent appropriate transfer instructions at least 15 business days before the requested wire payment is due. In the case of any interest payment due on an interest payment date, the instructions must be given by the person who is the holder on the relevant regular record date. Any wire instructions, once properly given, will remain in effect unless and until new instructions are given in the manner described above.

Payment when Offices are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “Event of Default” in respect of the debt securities of your series means any of the following (unless the prospectus supplement relating to such debt securities states otherwise):

•	we do not pay the principal of, or any premium on, a debt security of the series on its due date, and do not cure this default within five days;

•	we do not pay interest on a debt security of the series when due, and such default is not cured within 30 days;

•	we do not deposit any sinking fund payment in respect of debt securities of the series on its due date, and do not cure this default within five days;

•
we remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of debt securities of the series;

•	we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 60 days;

•	on the last business day of each of 24 consecutive calendar months, we have an asset coverage of less than 100%; and

•	any other Event of Default in respect of debt securities of the series described in the applicable prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the debt securities of the affected series.

The trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	the holder must give your trustee written notice that an Event of Default has occurred and remains uncured;

•
the holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity; and

•	the holders of a majority in principal amount of the debt securities must not have given the trustee a direction inconsistent with the above notice during that 60 day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Holders of a majority in principal amount of the debt securities of the affected series may waive any past defaults other than:

•	the payment of principal, any premium or interest; or

•	in respect of a covenant that cannot be modified or amended without the consent of each holder.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We may also be permitted to sell all or substantially all of our assets to another entity. However, unless the prospectus supplement relating to certain debt securities states otherwise, we may not take any of these actions unless all the following conditions are met:

•	where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for our obligations under the debt securities;

•	immediately after giving effect to such transaction, no Default or Event of Default shall have happened and be continuing;

•
under the indenture, no merger or sale of assets may be made if as a result any of our property or assets or any property or assets of one of our subsidiaries, if any, would become subject to any mortgage, lien or other encumbrance unless either (a) the mortgage, lien or other encumbrance could be created pursuant to the limitation on liens covenant in the indenture without equally and ratably securing the indenture securities or (b) the indenture securities are secured equally and ratably with or prior to the debt secured by the mortgage, lien or other encumbrance;

•	we must deliver certain certificates and documents to the trustee; and

•	we must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Approval

First, there are changes that we cannot make to debt securities without specific approval of all of the holders. The following is a list of those types of changes, unless the prospectus supplement relating to certain debt securities states otherwise:

•	change the stated maturity of the principal of or interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a security following a default;

•	adversely affect any right of repayment at the holder’s option;

•	change the place (except as otherwise described in the prospectus or prospectus supplement) or currency of payment on a debt security;

•	impair your right to sue for payment;

•	adversely affect any right to convert or exchange a debt security in accordance with its terms;

•	modify the subordination provisions in the indenture in a manner that is adverse to holders of the debt securities;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

•
modify any other aspect of the provisions of the indenture dealing with supplemental indentures, modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

•	change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval

Any other change to the indenture and the debt securities would require the following approval, unless the prospectus supplement relating to certain debt securities states otherwise:

•	if the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series; and

•
if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

The holders of a majority in principal amount of all of the series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “—Changes Requiring Approval.”

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security, unless the prospectus supplement relating to certain debt securities states otherwise:

•
for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default;

•	for debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement; and

•	for debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance

Under current U.S. federal tax law, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If applicable, you also would be released from the subordination provisions as described under the “Indenture Provisions—Subordination” section below. In order to achieve covenant defeasance, we must do the following, unless the prospectus supplement relating to certain debt securities states otherwise:

•
if the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates;

•
we must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity; and

•
we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid, unless the prospectus supplement relating to certain debt securities states otherwise:

•
if the debt securities of the particular series are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of such debt securities a combination of money and United States government or United States government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

•
we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves at maturity. Under current U.S. federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit;

•
we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with;

•	Defeasance must not result in a breach of the indenture or any other material agreements; and

•	Satisfy the conditions for covenant defeasance contained in any supplemental indentures.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If applicable, you would also be released from the subordination provisions described later under “Indenture Provisions—Subordination.”

Form, Exchange and Transfer of Certificated Registered Securities

Holders may exchange their certificated securities, if any, for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed.

Holders may exchange or transfer their certificated securities, if any, at the office of their trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, if any, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in your prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions—Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all senior indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on senior indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities before all senior indebtedness is paid in full, the payment or distribution must be paid over to the holders of the senior indebtedness or on their behalf for application to the payment of all the senior indebtedness remaining unpaid until all the senior indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the senior indebtedness. Subject to the payment in full of all senior indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the senior indebtedness to the extent of payments made to the holders of the senior indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Senior indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•
our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed (other than indenture securities issued under the indenture and denominated as subordinated debt securities), unless in the instrument creating or evidencing the same or under which the same is outstanding it is provided that this indebtedness is not senior or prior in right of payment to the subordinated debt securities; and

•	renewals, extensions, modifications and refinancings of any of this indebtedness.

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement to this prospectus will set forth the approximate amount of our senior indebtedness outstanding as of a recent date.

Secured Indebtedness

Certain of our indebtedness, including certain series of indenture securities, may be secured. The prospectus supplement for each series of indenture securities will describe the terms of any security interest for such series and will indicate the approximate amount of our secured indebtedness as of a recent date. In the event of a distribution of our assets upon our insolvency, the holders of unsecured indenture securities may recover less, ratably, than holders of any of our secured indebtedness.

The Trustee under the Indenture

U.S. Bank National Association will serve as the trustee under the indenture.

Certain Considerations Relating to Foreign Currencies

Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Limitation on Liability of Directors

We have adopted provisions in our certificate of incorporation limiting the liability of our directors for monetary damages. The effect of these provisions in the certificate of incorporation is to eliminate the rights of MVC Capital and its shareholders (through shareholders' derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent behavior) except in certain limited situations. These provisions do not limit or eliminate the rights of MVC Capital or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's or officer's duty of care. These provisions will not alter the liability of directors or officers under federal securities laws.

Delaware Law and Certain Charter And Bylaw Provisions; Anti-Takeover Measures

We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with "interested stockholders" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with his affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. Our certificate of incorporation and sixth amended and restated bylaws provide that:

•	directors may be removed only for cause by the affirmative vote of the holders of at least seventy-five percent of the shares then entitled to vote; and

•	any vacancy on the Board, however the vacancy occurs, including a vacancy due to an enlargement of the Board, may only be filled by vote of the directors then in office.

The limitations on removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire us, or of discouraging a third party from acquiring us.

Our certificate of incorporation and fifth amended and restated bylaws also provide that:

•	any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting; and

•	special meetings of the stockholders may only be called by a majority of our Board, Chairman, Vice Chairman, Chief Executive Officer, President, Secretary and any Vice President.

Our sixth amended and restated bylaws provide that, in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities.

Delaware's corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws requires a greater percentage. Our certificate of incorporation permits our Board to amend or repeal our bylaws. Our bylaws generally can be amended with the approval of at least sixty-six and two-thirds percent (66 2/3%) of the total number of authorized directors subject to certain exceptions, which provisions will require the vote of seventy-five percent (75%) of the total number of authorized directors to be amended. The affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding shares of stock entitled to vote is required to amend or repeal any of the provisions of our sixth amended and restated bylaws. Generally our certificate of incorporation may be amended by holders of a majority of the shares of our stock issued and outstanding and entitled to vote. However, the vote of at least sixty-six and two-thirds percent (66 2/3%) of the shares of our stock entitled to vote is required to amend or repeal any provision pertaining to the Board, limitation of liability, indemnification or stockholder action.

PLAN OF DISTRIBUTION

We may sell the securities in any of three ways (or in any combination): (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The securities may be sold "at-the-market" to or through a market maker or into an existing trading market for the securities, on an exchange or otherwise. The prospectus supplement will set forth the terms of the offering of such securities, including:

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them;

•	the offering price of the securities and the proceeds to us and any discounts, commissions or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

Any offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters' obligations to purchase the securities will be subject to certain conditions precedent.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for soliciting these contracts.  The maximum aggregate commission or discount to be received by any member of FINRA or independent broker-dealer will not be greater than 8% of the gross proceeds of the sale of securities offered pursuant to this prospectus and any applicable prospectus supplement.

Agents and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter identified in the applicable prospectus supplement. We may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

LEGAL COUNSEL

Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York 10036, acts as legal counsel to the Company.

SAFEKEEPING, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our securities are held under custody agreements by US Bank National Association, whose address is 1555 North River Center Drive, Suite 302, Milwaukee, WI 53212, Branch Banking and Trust Company, whose address is 223 West Nash Street, Wilson, NC 27893, and JPMorgan Chase Bank, N.A., whose address is 500 Stanton Christiana Road, 1/OPS, Newark, DE 19713.

The Company employs Computershare Ltd. as its transfer agent to record transfers of the shares, maintain proxy records, process distributions and to act as agent for each participant in the Company's Plan. Computershare's principal business office is 250 Royall Street, Canton, Massachusetts 02021.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of business.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audited financial statements and schedules included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Ernst & Young LLP for the years ended October 31, 2013, October 31, 2012, October 31, 2011, October 31, 2010 and October 31, 2009, as set forth in its reports thereon and included elsewhere herein and are included in reliance upon such reports given on the authority of said firm as experts in accounting and auditing.

MVC CAPITAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Balance Sheets
October 31, 2013 and October 31, 2012	F-3

Consolidated Schedule of Investments
October 31, 2013	F-4
October 31, 2012	F-8

Consolidated Statement of Operations
For the Year Ended October 31, 2013,
the Year Ended October 31, 2012 and
the Year Ended October 31, 2011	F-11

Consolidated Statement of Cash Flows
For the Year Ended October 31, 2013,
the Year Ended October 31, 2012 and
the Year Ended October 31, 2011	F-13

Consolidated Statement of Changes in Net Assets
For the Year Ended October 31, 2013,
the Year Ended October 31, 2012 and
the Year Ended October 31, 2011	F-15

Consolidated Selected Per Share Data and Ratios
For the Year Ended October 31, 2013,
the Year Ended October 31, 2012,
the Year Ended October 31, 2011,
the Year Ended October 31, 2010 and
the Year Ended October 31, 2009	F-16

Notes to Consolidated Financial Statements	F-17

Reports of Independent Registered Public Accounting Firm	F-54

Schedule 12-14	F-56

Consolidated Balance Sheets
July 31, 2014 (unaudited) and October 31, 2013	F-58

Consolidated Statements of Operations
For the Period November 1, 2013 to July 31, 2014 (unaudited) and
For the Period November 1, 2012 to July 31, 2013 (unaudited)	F-59

Consolidated Statements of Operations
For the Period May 1, 2014 to July 31, 2014 (unaudited) and
For the Period May 1, 2013 to July 31, 2013 (unaudited)	F-61

Consolidated Statements of Cash Flows
For the Period November 1, 2013 to July 31, 2014 (unaudited) and
For the Period November 1, 2012 to July 31, 2013 (unaudited)	F-63

Consolidated Statements of Changes in Net Assets
For the Period November 1, 2013 to July 31, 2014 (unaudited),
For the Period November 1, 2012 to July 31, 2013 (unaudited) and
For the Year ended October 31, 2013	F-65

Consolidated Selected Per Share Data and Ratios
For the Period November 1, 2013 to July 31, 2014 (unaudited),
For the Period November 1, 2012 to July 31, 2013 (unaudited) and
the Year Ended October 31, 2013	F-66

Consolidated Schedule of Investments
July 31, 2014	F-68
October 31, 2013	F-71

Notes to Consolidated Financial Statements	F-73

CONSOLIDATED FINANCIAL STATEMENTS

MVC Capital, Inc.
Consolidated Balance Sheets

	October 31,	October 31,
	2013	2012

ASSETS

Assets
Cash and cash equivalents	$74,234,560	$36,160,558
Restricted cash and cash equivalents	6,792,000	6,480,000
Investments at fair value
Short-term investments (cost $49,937,320 and $0)	49,826,893	—
Non-control/Non-affiliated investments (cost $92,139,375 and $54,629,419)	74,433,413	34,197,990
Affiliate investments (cost $136,499,386 and $128,521,214)	219,694,633	178,396,856
Control investments (cost $143,292,881 and $149,281,248)	146,169,917	191,575,802
Total investments at fair value (cost $421,868,962 and $332,431,881)	490,124,856	404,170,648
Escrow receivables, net of reserves	6,236,928	991,563
Dividends and interest receivables, net of reserves	3,528,899	4,559,703
Deferred financing fees	3,265,495	—
Fee and other receivables	2,109,538	3,314,116
Prepaid expenses	534,904	753,501
Prepaid taxes	336	591

Total assets	$586,827,516	$456,430,680

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Senior notes	$114,408,750	$—
Revolving credit facility	50,000,000	—
Provision for incentive compensation (Note 5)	23,959,109	15,655,438
Management fee payable	2,221,213	2,027,571
Professional fees payable	742,859	767,835
Accrued expenses and liabilities	655,615	725,473
Management fee payable - Asset Management	606,766	1,054,433
Interest payable	371,817	9,028
Consulting fees payable	167,968	34,476
Portfolio fees payable - Asset Management	140,347	140,293
Term loan	—	50,000,000

Total liabilities	193,274,444	70,414,547

Shareholders’ equity
Common stock, $0.01 par value; 150,000,000 shares authorized; 22,617,688 and 23,916,982 shares outstanding, respectively	283,044	283,044
Additional paid-in-capital	420,165,045	425,651,660
Accumulated earnings	66,030,475	64,524,665
Dividends paid to stockholders	(104,537,479)	(92,010,775)
Accumulated net realized loss	(2,201,455)	(46,401,983)
Net unrealized appreciation	68,255,894	71,738,767
Treasury stock, at cost, 5,686,760 and 4,387,466 shares held, respectively	(54,442,452)	(37,769,245)

Total shareholders’ equity	393,553,072	386,016,133

Total liabilities and shareholders’ equity	$586,827,516	$456,430,680

Net asset value per share	$17.40	$16.14

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Schedule of Investments
October 31, 2013

Company	Industry	Investment	Principal	Cost	Fair Value

Non-control/Non-affiliated investments - 18.91% (a, c, f, g)
Actelis Networks, Inc.	Technology Investment	Preferred Stock (150,602 shares) (d, i)		$5,000,003	$—
Biogenic Reagents	Manufacturer of Remediation Materials	Senior Note 12.0000% Cash, 4.0000% PIK, 07/21/2018 (b)	$5,039,444	5,039,444	5,039,444
		Senior Convertible Note 12.0000% Cash, 4.0000% PIK, 07/21/2018 (b)	4,535,500	4,535,500	4,535,500
				9,574,944	9,574,944
Biovation Holdings, Inc.	Manufacturer of Laminate Material and Composites	Bridge Loan 6.0000% Cash, 6.0000% PIK, 08/31/2014 (b)	3,105,038	2,985,749	3,156,172
		Warrants (d)		288,000	201,000
				3,273,749	3,357,172
BPC II, LLC	Apparel	Limited Liability Company Interest (d)		180,000	—
FOLIOfn, Inc.	Technology Investment	Preferred Stock (5,802,259 shares) (d, i)		15,000,000	6,982,000
Freshii USA, Inc.	Food Services	Senior Secured Loan 6.0000% Cash, 6.0000% PIK, 01/11/2017 (b)	1,109,296	1,081,242	1,087,636
		Warrants (d, l)		33,873	18,654
				1,115,115	1,106,290
MainStream Data, Inc.	Technology Investment	Common Stock (5,786 shares) (d, i)		3,750,000	—
Morey’s Seafood International, LLC	Food Services	Second Lien Loan 10.0000% Cash, 08/12/2018	8,000,000	8,000,000	8,000,000
NPWT Corporation	Medical Device Manufacturer	Series B Common Stock (281 shares) (d)		1,231,638	14,000
		Series A Convertible Preferred Stock (5,000 shares) (d)		—	241,000
				1,231,638	255,000
Prepaid Legal Services, Inc.	Consumer Services	2nd Lien Term Loan 9.7500% Cash, 07/01/2020	10,000,000	9,855,919	10,000,000
SGDA Sanierungsgesellschaft fur Deponien und Altlasten GmbH	Soil Remediation	Term Loan 7.0000% Cash, 08/31/2014 (e)	6,547,350	6,547,350	6,547,350
Summit Research Labs, Inc.	Specialty Chemicals	Second Lien Loan 4.2500% Cash, 9.7500% PIK , 10/01/2018 (b)	23,122,657	23,122,657	23,122,657
U.S. Spray Drying Holding Company	Specialty Chemicals	Class B Common Stock (784 shares)		5,488,000	5,488,000
Sub Total Non-control/Non-affiliated investments				92,139,375	74,433,413

Company	Industry	Investment	Principal	Cost	Fair Value

Affiliate investments - 55.83% (a, c, f, g)
Advantage Insurance Holdings LTD	Insurance	Preferred Stock (750,000 shares) (c, d, e)		7,500,000	7,500,000
Centile Holdings B.V.	Software	Common Equity Interest (d, e)		3,174,376	4,777,000
Custom Alloy Corporation	Manufacturer of Pipe Fittings	Unsecured Subordinated Loan 12.0000% Cash, 09/04/2016	7,500,000	7,500,000	7,500,000
		Convertible Series A Preferred Stock (9 shares) (d)		44,000	88,000
		Convertible Series B Preferred Stock (1,991 shares) (d)		9,956,000	19,912,000
				17,500,000	27,500,000
Harmony Health & Beauty, Inc	Health & Beauty - Retail	Common Stock (147,621 shares) (d)		6,700,000	—
JSC Tekers Holdings	Real Estate Management	Common Stock (2,250 shares) (d, e)		4,500	4,500
		Secured Loan 8.0000% Cash, 12/31/2014 (e, h)	12,000,000	12,000,000	11,000,000
				12,004,500	11,004,500
Marine Exhibition Corporation	Theme Park	Senior Subordinated Debt 7.0000% Cash, 4.0000% PIK, 06/30/2017 (b)	11,415,060	11,415,060	11,415,060
		Convertible Preferred Stock (20,000 shares) (b)		3,544,119	3,544,119
				14,959,179	14,959,179
Octagon Credit Investors, LLC	Financial Services	Limited Liability Company Interest		2,611,499	6,918,549
RuMe Inc.	Consumer Products	Common Stock (999,999 shares) (d)		160,000	160,000
		Series B-1 Preferred Stock (4,999,076 shares) (d)		999,815	1,090,000
				1,159,815	1,250,000
Security Holdings B.V.	Electrical Engineering	Common Equity Interest (d, e)		40,186,620	36,258,000
SGDA Europe B.V.	Soil Remediation	Common Equity Interest (d, e)		20,084,599	6,741,000
U.S. Gas & Electric, Inc.	Energy Services	Second Lien Loan 9.0000% Cash, 5.0000% PIK , 07/25/2015 (b)	10,118,798	10,118,798	10,118,798
		Convertible Series I Preferred Stock (32,200 shares) (k)		500,000	92,667,607
		Convertible Series J Preferred Stock (8,216 shares) (d)		—	—
				10,618,798	102,786,405

Sub Total Affiliate investments				136,499,386	219,694,633

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
 Consolidated Schedule of Investments - (Continued)
October 31, 2013

Company	Industry	Investment	Principal	Cost	Fair Value
Control investments - 37.14% (a, c, f, g)
MVC Automotive Group B.V.	Automotive Dealerships	Common Equity Interest (d, e)		$34,870,029	$37,276,000
		Bridge Loan 10.0000% Cash, 12/31/2013 (e)	$1,635,244	1,635,244	1,635,244
				36,505,273	38,911,244
MVC Private Equity Fund LP	Private Equity	Limited Partnership Interest (d, j)		9,097,164	11,384,168
		General Partnership Interest (d, j)		232,071	288,150
				9,329,235	11,672,318
Ohio Medical Corporation	Medical Device Manufacturer	Common Stock (5,620 shares) (d)		15,763,636	—
		Series A Convertible Preferred Stock (24,773 shares) (b)		30,000,000	24,600,000
		Series C Convertible Preferred Stock (7,845 shares) (b)		22,618,466	23,732,299
				68,382,102	48,332,299
SIA Tekers Invest	Port Facilities	Common Stock (68,800 shares) (d, e)		2,300,000	1,477,000
Turf Products, LLC	Distributor - Landscaping and	Senior Subordinated Debt 9.0000% Cash, 4.0000% PIK , 01/31/2014 (b)	8,395,262	8,395,262	8,395,262
	Irrigation Equipment	Junior Revolving Note 6.0000% Cash, 01/31/2014	1,000,000	1,000,000	1,000,000
		Limited Liability Company Interest (d)		3,535,694	3,466,794
		Warrants (d)		—	—
				12,930,956	12,862,056
Velocitius B.V.	Renewable Energy	Common Equity Interest (d, e)		11,395,315	19,865,000
Vestal Manufacturing Enterprises, Inc.	Iron Foundries	Senior Subordinated Debt 12.0000% Cash, 04/29/2015	600,000	600,000	600,000
		Common Stock (81,000 shares) (d)		1,850,000	12,450,000
				2,450,000	13,050,000

Sub Total Control investments				143,292,881	146,169,917

Short Term investments - 12.66% (f, g)
U.S. Treasury Bill	U.S. Government Securities	1.3750%, 09/30/2018 (m)	49,662,000	49,937,320	49,826,893

Sub Total Short Term investments				49,937,320	49,826,893

TOTAL INVESTMENT ASSETS - 124.54% (f)				$421,868,962	$490,124,856

(a)
These securities are restricted from public sale without prior registration under the Securities Act of 1933. The Company negotiates certain aspects of the method and timing of the disposition of these investments, including registration rights and related costs.

(b)	These securities accrue a portion of their interest/dividends in “payment in kind” interest/dividends which is capitalized to the investment.

(c)
All of the Company’s equity and debt investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940, except MVC Automotive Group B.V., Security Holdings B.V., SGDA Europe B.V., SGDA Sanierungsgesellschaft fur Deponien und Altlasten mbH, SIA Tekers Invest, JSC Tekers Holdings, Centile Holdings B.V., Velocitius B.V., MVC Private Equity Fund L.P., Freshii USA, Inc., and Advantage Insurance Holdings LTD. The Company makes available significant managerial assistance to all of the portfolio companies in which it has invested.

(d)	Non-income producing assets.

(e)
The principal operations of these portfolio companies are located outside of North America which represents approximately 23% of the total assets. The remaining portfolio companies are located in North America which represents approximately 52% of the total assets.

(f)	Percentages are based on net assets of $393,553,072 as of October 31, 2013.

(g)	See Note 3 for further information regarding “Investment Classification.”

(h)	All or a portion of the accrued interest on these securities have been reserved against.

(i)	Legacy Investments.

(j)
MVC Private Equity Fund, L.P. is a private equity fund focused on control equity investments in the lower middle market. The fund currently holds three investments, two located in the United States and one in Gibraltar, which are in the energy, services, and industrial sectors, respectively.

(k)	Upon a liquidity event, the Company may receive additional ownership in U.S. Gas & Electric, Inc.

(l)	Includes a warrant in Freshii One LLC, an affiliate of Freshii USA, Inc.

(m)	All or a portion of these securities may serve as collateral for the BB&T Credit Facility.

PIK - Payment-in-kind

 - Denotes zero cost or fair value.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Schedule of Investments
October 31, 2012

Company	Industry	Investment	Principal	Cost	Fair Value

Non-control/Non-affiliated investments- 8.86% (a, c, f, g)
Actelis Networks, Inc.	Technology Investment	Preferred Stock (150,602 shares) (d, j)		$5,000,003	—
Biovation Holdings, Inc.	Manufacturer of Laminate Material & Composites	Bridge Loan 6.0000% Cash, 6.0000% PIK, 02/28/2014 (b, h)	$1,500,000	1,500,000	$1,500,000
BPC II, LLC	Apparel	Limited Liability Company Interest (d)		180,000	—
DPHI, Inc.	Technology Investment	Preferred Stock (602,131 shares) (d, j)		4,520,355	—
FOLIOfn, Inc.	Technology Investment	Preferred Stock (5,802,259 shares) (d, j)		15,000,000	10,790,000
Freshii USA, Inc.	Food Services	Senior Secured Loan 6.0000% Cash, 6.0000% PIK, 01/11/2017 (b, h)	1,044,304	1,009,230	1,017,224
		Warrants (d, m)		33,873	33,873
				1,043,103	1,051,097
Lockorder Limited	Technology Investment	Common Stock (21,064 shares) (d, e, j)		2,007,701	—
MainStream Data, Inc.	Technology Investment	Common Stock (5,786 shares) (d, j)		3,750,000	—
NPWT Corporation	Medical Device Manufacturer	Series B Common Stock (281 shares) (d)		1,236,364	25,000
		Series A Convertible Preferred Stock (5,000 shares) (d)		—	440,000
				1,236,364	465,000
Prepaid Legal Services, Inc.	Consumer Services	Tranche A Term Loan 7.5000% Cash, 01/01/2017 (h)	3,024,390	2,989,832	2,989,832
		Tranche B Term Loan 11.0000% Cash, 01/01/2017 (h)	4,000,000	3,908,589	3,908,589
				6,898,421	6,898,421
SGDA Sanierungsgesellschaft fur Deponien und Altlasten GmbH	Soil Remediation	Term Loan 7.0000% Cash, 08/31/2014 (e, h)	6,547,350	6,547,350	6,547,350
Teleguam Holdings, LLC	Telecommunications	Second Lien Loan 9.7500% Cash, 06/09/2017 (h)	7,000,000	6,946,122	6,946,122

Sub Total Non-control/Non-affiliated investments				54,629,419	34,197,990

Affiliate investments - 46.21% (a, c, f, g)
Centile Holding B.V.	Software	Common Equity Interest (d, e)		3,174,376	3,140,000
Custom Alloy Corporation	Manufacturer of Pipe Fittings	Unsecured Subordinated Loan 7.0000% Cash, 7.0000% PIK , 06/18/2013 (b, h)	15,623,348	15,623,348	15,623,348
		Convertible Series A Preferred Stock (9 shares) (d)		44,000	44,000
		Convertible Series B Preferred Stock (1,991 shares) (d)		9,956,000	9,956,000
				25,623,348	25,623,348
Harmony Health & Beauty, Inc.	Health & Beauty - Retail	Common Stock (147,621 shares) (d)		6,700,000	100,000
JSC Tekers Holdings	Real Estate Management	Common Stock (2,250 shares) (d, e)		4,500	4,500
		Secured Loan 8.0000% Cash, 06/30/2014 (e, h)	4,000,000	4,000,000	4,000,000
				4,004,500	4,004,500
Marine Exhibition Corporation	Theme Park	Senior Subordinated Debt 7.0000% Cash, 4.0000% PIK, 08/30/2017 (b, h)	11,842,742	11,829,348	11,842,742
		Convertible Preferred Stock (20,000 shares) (b)		3,274,219	3,274,219
				15,103,567	15,116,961
Octagon Credit Investors, LLC	Financial Services	Limited Liability Company Interest		2,364,745	6,221,796
RuMe Inc.	Consumer Products	Common Stock (999,999 shares) (d)		160,000	160,000
		Series B-1 Preferred Stock (4,999,076 shares) (d)		999,815	1,417,000
				1,159,815	1,577,000
Security Holdings B.V.	Electrical Engineering	Common Equity Interest (d, e)		40,186,620	24,011,000
SGDA Europe B.V.	Soil Remediation	Common Equity Interest (d, e)		20,084,599	7,915,000
U.S. Gas & Electric, Inc.	Energy Services	Second Lien Loan 9.0000% Cash, 5.0000% PIK , 07/25/2015 (b, h)	9,619,644	9,619,644	9,619,644
		Convertible Series I Preferred Stock (32,200 shares) (d, l)		500,000	81,067,607
		Convertible Series J Preferred Stock (8,216 shares) (d)		—	—
				10,119,644	90,687,251

Sub Total Affiliate investments				128,521,214	178,396,856

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Schedule of Investments - (Continued)
October 31, 2012

Company	Industry	Investment	Principal	Cost	Fair Value
Control Investments - 49.63% (a, c, f, g)
MVC Automotive Group B.V.	Automotive Dealerships	Common Equity Interest (d, e)		$34,736,939	$33,519,000
		Bridge Loan 10.0000% Cash, 12/31/2012 (e, h)	$3,643,557	3,643,557	3,643,557
				38,380,496	37,162,557
MVC Private Equity Fund L.P.	Private Equity	Limited Partnership Interest (d, k)		8,013,749	8,072,249
		General Partnership Interest (d, k)		204,432	205,924
				8,218,181	8,278,173
Ohio Medical Corporation	Medical Device Manufacturer	Common Stock (5,620 shares) (d)		15,763,636	—
		Series A Convertible Preferred Stock (21,176 shares) (b)		30,000,000	31,100,000
		Guarantee - Series B Preferred (d)		—	(825,000)
				45,763,636	30,275,000
SIA Tekers Invest	Port Facilities	Common Stock (68,800 shares) (d, e)		2,300,000	1,247,000
Summit Research Labs, Inc.	Specialty Chemicals	Second Lien Loan 7.0000% Cash, 7.0000% PIK , 09/30/2017 (b, h)	11,868,017	11,842,665	11,868,017
		Common Stock (1,115 shares)		16,000,000	62,500,000
				27,842,665	74,368,017
Turf Products, LLC	Distributor - Landscaping and	Senior Subordinated Debt 9.0000% Cash, 4.0000% PIK , 01/31/2014 (b, h)	8,395,261	8,395,261	8,395,261
	Irrigation Equipment	Junior Revolving Note 6.0000% Cash, 01/31/2014 (h)	1,000,000	1,000,000	1,000,000
		Limited Liability Company Interest (d)		3,535,694	2,874,794
		Warrants (d)		—	—
				12,930,955	12,270,055
Velocitius B.V.	Renewable Energy	Common Equity Interest (d, e)		11,395,315	21,725,000
Vestal Manufacturing Enterprises, Inc.	Iron Foundries	Senior Subordinated Debt 12.0000% Cash, 04/29/2013 (h)	600,000	600,000	600,000
		Common Stock (81,000 shares) (d)		1,850,000	5,650,000
				2,450,000	6,250,000

Sub Total Control Investments				149,281,248	191,575,802

TOTAL INVESTMENT ASSETS - 104.70% (f)				$332,431,881	$404,170,648

(a)
These securities are restricted from public sale without prior registration under the Securities Act of 1933. The Company negotiates certain aspects of the method and timing of the disposition of these investments, including registration rights and related costs.

(b)	These securities accrue a portion of their interest/dividends in “payment in kind” interest/dividends which is capitalized to the investment.

(c)
All of the Company’s equity and debt investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940, except Lockorder Limited, MVC Automotive Group B.V., Security Holdings B.V., SGDA Europe B.V., SGDA Sanierungsgesellschaft fur Deponien und Altlasten mbH, SIA Tekers Invest, JSC Tekers Holdings, Centile Holding B.V., Velocitius B.V., MVC Private Equity Fund L.P., and Freshii USA, Inc. The Company makes available significant managerial assistance to all of the portfolio companies in which it has invested.

(d)	Non-income producing assets.

(e)
The principal operations of these portfolio companies are located in Europe which represents approximately 23% of the total assets. The remaining portfolio companies are located in North America which represents approximately 65% of the total assets.

(f)	Percentages are based on net assets of $386,016,133 as of October 31, 2012.

(g)	See Note 3 for further information regarding “Investment Classification.”

(h)	All or a portion of these securities have been committed as collateral for the Guggenheim Corporate Funding, LLC Credit Facility.

(i)	All or a portion of the accrued interest on these securities have been reserved against.

(j)	Legacy Investments.

(k)
MVC Private Equity Fund, L.P. is a private equity fund focused on control equity investments in the lower middle market. The fund currently holds three investments, two located in the United States and one in Gibraltar, which are in the energy, services, and industrial sectors, respectively.

(l)	Upon a liquidity event, the Company may receive additional ownership in U.S. Gas & Electric, Inc.

(m)	Includes a warrant in Freshii One LLC, an affiliate of Freshii USA, Inc.

PIK - Payment-in-kind

- Denotes zero cost or fair value.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Statements of Operations

	For the Year Ended	For the Year Ended	For the Year Ended
	October 31, 2013	October 31, 2012	October 31, 2011
Operating Income:
Dividend income
Non-control/Non-affiliated investments	$1,993	$7,755	$246,234
Affiliate investments	7,852,217	2,481,234	341,043
Control investments	426,300	12,000,000	—

Total dividend income	8,280,510	14,488,989	587,277

Payment-in-kind dividend income
Affiliate investments	269,900	249,347	230,358

Total payment-in-kind dividend income	269,900	249,347	230,358

Interest income
Non-control/Non-affiliated investments	3,206,590	2,050,801	2,356,210
Affiliate investments	3,319,241	3,111,318	2,978,289
Control investments	1,458,138	2,423,174	2,353,376

Total interest income	7,983,969	7,585,293	7,687,875

Payment-in-kind interest income
Non-control/Non-affiliated investments	1,497,860	44,304	268,423
Affiliate investments	969,775	2,024,462	1,920,686
Control investments	619,495	812,929	755,254

Total payment-in-kind interest income	3,087,130	2,881,695	2,944,363

Fee income
Non-control/Non-affiliated investments	846,598	68,056	1,086,961
Affiliate investments	937,309	1,105,226	1,130,131
Control investments	1,068,910	766,631	566,426

Total fee income	2,852,817	1,939,913	2,783,518

Fee income - Asset Management 1
Portfolio fees	557,071	1,290,160	—
Management fees	1,238,301	1,009,577	396,333

Total fee income - Asset Management	1,795,372	2,299,737	396,333

Other income	492,743	442,138	1,341,241

Total operating income	24,762,441	29,887,112	15,970,965

Operating Expenses:
Net Incentive compensation (Note 5)	8,303,671	(5,937,431)	1,947,744
Management fee	8,267,079	8,587,992	8,844,572
Interest and other borrowing costs	6,724,270	3,366,756	3,082,125
Management fee - Asset Management 1	928,722	757,183	297,250
Consulting fees	722,996	384,104	550,271
Audit & tax preparation fees	652,700	769,500	560,800
Other expenses	543,422	590,859	1,209,693
Legal fees	523,000	635,238	884,472
Portfolio fees - Asset Management 1	417,803	967,620	—
Directors’ fees	412,500	348,833	329,000
Insurance	333,700	333,752	348,027
Administration	254,961	261,914	268,146
Public relations fees	184,500	119,700	89,800
Printing and postage	84,712	129,942	80,280

Total operating expenses	28,354,036	11,315,962	18,492,180

Less: Voluntary Expense Waiver by Adviser 2	(150,000)	(150,000)	(150,000)
Less: Voluntary Management Fee Waiver by Adviser 3	—	(58,728)	(100,635)
Less: Voluntary Incentive Fee Waiver by Adviser 4	—	(2,345,189)	—

Total waivers	(150,000)	(2,553,917)	(250,635)

Net operating (loss) income before taxes	(3,441,595)	21,125,067	(2,270,580)

Tax Expenses:
Current tax expense	3,600	3,997	13,557

Total tax expense	3,600	3,997	13,557

Net operating (loss) income	(3,445,195)	21,121,070	(2,284,137)

Net Realized and Unrealized Gain (Loss) on Investments:

Net realized gain (loss) on investments
Non-control/Non-affiliated investments	(6,073,420)	(19,209,277)	(16,339,803)
Affiliate investments	82,512	—	(10,081,806)
Control investments	49,655,826	(1,309,156)	—

Total net realized gain (loss) on investments	43,664,918	(20,518,433)	(26,421,609)

Net unrealized (depreciation) appreciation on investments	(3,482,873)	(22,257,313)	35,676,725

Net realized and unrealized gain (loss) on investments	40,182,045	(42,775,746)	9,255,116

Net increase (decrease) in net assets resulting from operations	$36,736,850	$(21,654,676)	$6,970,979

Net increase (decrease) in net assets per share resulting from operations	$1.59	$(0.90)	$0.30

Dividends declared per share	$0.540	$0.495	$0.480

Weighted average number of shares outstanding	23,334,367	23,916,982	23,951,138

The accompanying notes are an integral part of these consolidated financial statements.

1	These items are related to the management of the MVC Private Equity Fund, L.P. (“PE Fund”). Please see Note 4 “Management” for more information.

2
Reflects TTG Advisers’ voluntary waiver of $150,000 of expenses for the 2013, 2012 and 2011 fiscal years that the Company would otherwise be obligated to reimburse TTG Advisers under the Advisory Agreement. Please see Note 4 “Management” for more information.

3
Reflects TTG Advisers’ voluntary agreement that any assets of the Company invested in exchange-traded funds or the Octagon High Income Cayman Fund Ltd. would not be taken into the calculation of the base management fee due to TTG Advisers under the Advisory Agreement. Please see Note 4 “Management” for more information.

4
Reflects TTG Advisers’ voluntary waiver of the Incentive Fee associated with pre-incentive fee net operating income for the fiscal year ended October 31, 2012. Please see Note 4 “Management” for more information.

MVC Capital, Inc.
Consolidated Statements of Cash Flows

	For the Year Ended	For the Year Ended	For the Year Ended
	October 31, 2013	October 31, 2012	October 31, 2011
Cash flows from Operating Activities:
Net increase (decrease) in net assets resulting from operations	$36,736,850	$(21,654,676)	$6,970,979
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash (used in) provided by operating activities:
Net realized (gain) loss	(43,664,918)	20,518,433	26,421,609
Net change in unrealized depreciation (appreciation)	3,482,873	22,257,313	(35,676,725)
Amortization of discounts and fees	(206,914)	(62,602)	(34,327)
Increase in accrued payment-in-kind dividends and interest	(3,269,909)	(3,131,042)	(3,174,721)
Amortization of deferred financing fees	258,242	—	—
Allocation of flow through income	(246,753)	(188,138)	(589,371)
Changes in operating assets and liabilities:
Dividends, interest and fees receivable	1,030,804	(1,282,577)	(534,259)
Fee and other receivables	1,204,578	1,281,625	(964,294)
Escrow receivables, net of reserves	(5,245,365)	155,336	916,521
Prepaid expenses	218,597	(123,633)	934,438
Prepaid taxes	255	(591)	78,463
Incentive compensation (Note 5)	8,303,671	(8,282,620)	1,947,744
Other liabilities	147,476	1,099,702	271,525
Purchases of equity investments	(36,626,663)	(8,439,513)	(39,507,490)
Purchases of debt instruments	(58,890,199)	(2,860,000)	(25,909,586)
Purchases of short term investments	(99,447,664)	—	—
Proceeds from equity investments (1)	65,708,035	18,187,072	20,630,017
Proceeds from debt instruments	37,361,029	1,762,916	39,526,996
Sales/maturities of short term investments	49,846,875	—	—

Net cash (used in) provided by operating activities	(43,299,100)	19,237,005	(8,692,481)

Cash flows from Financing Activities:
Proceeds from senior notes	114,408,750	—	—
Proceeds from revolving credit facility	50,000,000	—	—
Repayments of term loan	(50,000,000)	—	—
Repurchase of common stock	(16,673,207)	—	(966,655)
Financing fees paid	(3,523,737)	—	—
Distributions paid to shareholders	(12,526,704)	(11,838,907)	(11,489,032)

Net cash provided by (used in) financing activities	81,685,102	(11,838,907)	(12,455,687)

Net change in cash and cash equivalents for the year	38,386,002	7,398,098	(21,148,168)

Unrestricted and restricted cash and cash equivalents, beginning of year	$42,640,558	$35,242,460	$56,390,628

Unrestricted and restricted cash and cash equivalents, end of year	$81,026,560	$42,640,558	$35,242,460

(1)	For the year ended October 31, 2013, proceeds from equity investments includes $5,627,657 held in escrow receivables, net of reserves.

During the year ended October 31, 2013, 2012 and 2011 MVC Capital, Inc. paid $5,890,475, $2,968,757 and $2,898,949 in interest expense, respectively.

During the year ended October 31, 2013, 2012 and 2011 MVC Capital, Inc. paid $3,345, $6,815 and $2,134 in income taxes, respectively.

Non-cash activity:

During the year ended October 31, 2013, 2012 and 2011, MVC Capital, Inc. recorded payment in kind dividend and interest of $3,269,909, $3,131,042 and $3,174,721, respectively. This amount was added to the principal balance of the investments and recorded as dividend/interest income.

During the year ended October 31, 2013, 2012 and 2011, MVC Capital, Inc. was allocated $492,743, $442,138 and $1,335,755, respectively, in flow-through income from its equity investment in Octagon Credit Investors, LLC. Of these amounts, $245,990, $254,000 and $746,384, respectively, was received in cash and the balance of $246,753, $188,138 and $589,371, respectively, was undistributed and therefore increased the cost of the investment. The fair value was then increased by $246,753, $188,138 and $589,371, respectively, by the Company’s Valuation Committee.

On November 30, 2010, a public Uniform Commercial Code (“UCC”) sale of Harmony Pharmacy’s assets took place. Prior to this sale, the Company formed a new entity, Harmony Health & Beauty, Inc. (“HH&B”). The Company assigned its secured debt interest in Harmony Pharmacy of approximately $6.4 million to HH&B in exchange for a majority of the economic ownership. At the UCC sale, HH&B submitted a successful credit bid of approximately $5.9 million for all of the assets of Harmony Pharmacy. On December 21, 2010, Harmony Pharmacy filed for dissolution in the states of California, New Jersey and New York. As a result, the Company realized an $8.4 million loss on its investment in Harmony Pharmacy.

On January 11, 2011, SHL Group Limited acquired the Company’s portfolio company PreVisor. At the time of the transaction, the Company received 1,518,762 common shares of SHL Group Limited for its investment in PreVisor. The cost basis and market value of the Company’s investment remained unchanged as a result of the transaction.

On April 29, 2011, assets from a division of Ohio Medical were distributed to Ohio Medical shareholders on a pro-rata basis. The Company received 281 shares of common stock in NPWT Corporation as part of this transaction.

On October 17, 2011, MVC Capital, Inc. converted the SGDA Europe B.V. senior secured loan of $1.5 million to additional common equity interest.

On December 12, 2011, BP Clothing, LLC (“BP”) filed for Chapter 11 protection in New York with agreement to turn ownership over to secured lenders under a bankruptcy reorganization plan. On June 20, 2012, BP completed the bankruptcy process which resulted in a realized loss of approximately $23.4 million on the second lien loan, term loan A and term loan B. As a result of the bankruptcy process, the Company received limited liability company interest in BPC II, LLC (“BPC”).

On January 13, 2012, the Company received free warrants related to their debt investment in Freshii USA, Inc. The Company allocated the cost basis in the investment between the senior secured loan and the warrant at the time the investment was made. The Company will amortize the discount associated with the warrant over the four year life of the loan. During the year ended October 31, 2012, the Company recorded $6,793 of amortization.

On March 23, 2012, the Company sold its shares in the Octagon High Income Cayman Fund Ltd. (“Octagon Fund”). As part of this transaction, there was $152,000 held back until Octagon Fund’s fiscal year 2012 audit is complete.

On December 14, 2012, and August 2, 2013, the Company received free warrants related to their debt investments in Biovation Holdings, Inc. The Company allocated the cost basis in the investments between the bridge loan and the warrants at the time the investments were made. The Company will amortize the discount associated with the warrants over the life of the loan. During the year ended October 31, 2013, the Company recorded approximately $115,000 of amortization.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Statements of Changes in Net Assets

	For the Year Ended	For the Year Ended	For the Year Ended
	October 31, 2013	October 31, 2012	October 31, 2011

Operations:
Net operating (loss) income	$(3,445,195)	$21,121,070	$(2,284,137)
Net realized gain (loss) on investments and foreign currencies	43,664,918	(20,518,433)	(26,421,609)
Net change in unrealized (depreciation) appreciation on investments	(3,482,873)	(22,257,313)	35,676,725

Net increase (decrease) in net assets from operations	36,736,850	(21,654,676)	6,970,979

Shareholder Distributions from:
Income	(5,837,868)	(11,838,907)	—
Return of capital	(6,688,836)	—	(11,489,032)

Net decrease in net assets from shareholder distributions	(12,526,704)	(11,838,907)	(11,489,032)

Capital Share Transactions:
Repurchase of common stock	(16,673,207)	—	(966,655)

Net decrease in net assets from capital share transactions	(16,673,207)	—	(966,655)

Total increase (decrease) in net assets	7,536,939	(33,493,583)	(5,484,708)

Net assets, beginning of year	386,016,133	419,509,716	424,994,424

Net assets, end of year	$393,553,072	$386,016,133	$419,509,716

Common shares outstanding, end of year	22,617,688	23,916,982	23,916,982

Undistributed net operating income	$—	$9,282,163	$—

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Selected Per Share Data and Ratios

	For the Year Ended October 31, 2013	For the Year Ended October 31, 2012	For the Year Ended October 31, 2011	For the Year Ended October 31, 2010	For the Year Ended October 31, 2009

Net asset value, beginning of year	$16.14	$17.54	$17.71	$17.47	$17.36

Gain from operations:
Net operating income (loss)	(0.15)	0.88	(0.10)	0.23	0.19
Net realized and unrealized (loss) gain on investments	1.74	(1.78)	0.40	0.43	0.40

Total (loss) gain from investment operations	1.59	(0.90)	0.30	0.66	0.59

Less distributions from:
Income	(0.25)	(0.50)	—	(0.23)	(0.19)
Realized gain	—	—	—	(0.08)	—
Return of capital	(0.29)	—	(0.48)	(0.17)	(0.29)

Total distributions	(0.54)	(0.50)	(0.48)	(0.48)	(0.48)

Capital share transactions
Anti-dilutive effect of share repurchase program	0.21	—	0.01	0.06	—

Total capital share transactions	0.21	—	0.01	0.06	—

Net asset value, end of year	$17.40	$16.14	$17.54	$17.71	$17.47

Market value, end of year	$13.83	$12.36	$12.93	$13.35	$9.18

Market premium (discount)	(20.52)%	(23.42)%	(26.28)%	(24.62)%	(47.45)%

Total Return - At NAV (a)	11.30%	(5.21)%	1.80%	4.16%	3.50%

Total Return - At Market (a)	16.65%	0.44%	0.35%	50.86%	(21.48)%

Ratios and Supplemental Data:

Portfolio turnover ratio	24.40%	3.31%	13.90%	3.15%	3.51%

Net assets, end of year (in thousands)	$393,553	$386,016	$419,510	$424,994	$424,456

Ratios to average net assets:
Expenses excluding tax expense	7.26%	2.17%	4.38%	4.19%	4.88%
Expenses including tax expense	7.26%	2.17%	4.39%	4.19%	5.21%

Net operating (loss) income before tax expense	(0.89)%	5.22%	(0.54)%	1.32%	1.42%
Net operating (loss) income after tax expense	(0.89)%	5.22%	(0.55)%	1.32%	1.09%

Ratios to average net assets excluding waivers:
Expenses excluding tax expense	7.30%	2.80%	4.44%	4.22%	N/A
Expenses including tax expense	7.30%	2.80%	4.45%	4.22%	N/A

Net operating (loss) income before tax expense	(0.93)%	4.59%	(0.60)%	1.29%	N/A
Net operating (loss) income after tax expense	(0.93)%	4.59%	(0.61)%	1.29%	N/A

(a)	Total annual return is historical and assumes changes in share price, reinvestments of all dividends and distributions, and no sales charge for the year.
(b)	Supplemental Ratio information

	For the Year Ended October 31, 2013	For the Year Ended October 31, 2012	For the Year Ended October 31, 2011	For the Year Ended October 31, 2010	For the Year Ended October 31, 2009
Ratios to average net assets: (b)
Expenses excluding incentive compensation	5.12%	4.21%	3.92%	3.61%	4.31%
Expenses excluding incentive compensation, interest and other borrowing costs	3.39%	3.38%	3.18%	2.95%	3.56%

Net operating income (loss) before incentive compensation	1.25%	3.18%	(0.08)%	1.90%	1.99%
Net operating income before incentive compensation, interest and other borrowing costs	2.98%	4.01%	0.66%	2.56%	2.74%

Ratios to average net assets excluding waivers: (b)
Expenses excluding incentive compensation	5.16%	4.27%	3.98%	3.64%	N/A
Expenses excluding incentive compensation, interest and other borrowing costs	3.43%	3.44%	3.24%	2.98%	N/A

Net operating income (loss) before incentive compensation	1.21%	3.12%	(0.14)%	1.87%	N/A
Net operating income before incentive compensation, interest and other borrowing costs	2.94%	3.95%	0.60%	2.53%	N/A

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Notes to Consolidated Financial Statements
October 31, 2013

1.	Organization and Business Purpose

MVC Capital, Inc. and its wholly-owned subsidiaries, MVC Financial Services, Inc. and MVC Cayman (the “Company”), formerly known as meVC Draper Fisher Jurvetson Fund I, Inc., is a Delaware corporation organized on December 2, 1999 which commenced operations on March 31, 2000. On December 2, 2002, the Company announced that it would begin doing business under the name MVC Capital, Inc. The Company’s investment objective is to seek to maximize total return from capital appreciation and/or income. The Company seeks to achieve its investment objective by providing equity and debt financing to companies that are, for the most part, privately owned (“Portfolio Companies”). The Company’s current investments in Portfolio Companies consist principally of senior and subordinated loans, venture capital, mezzanine and preferred instruments and private equity investments.

The Company has elected to be treated as a business development company under the 1940 Act. The shares of the Company commenced trading on the NYSE under the symbol MVC on June 26, 2000.

The Company had entered into an advisory agreement with meVC Advisers, Inc. (the “Former Advisor”) which had entered into a sub-advisory agreement with Draper Fisher Jurvetson MeVC Management Co., LLC (the “Former Sub-Advisor”). On June 19, 2002, the Former Advisor resigned without prior notice to the Company as the Company’s investment advisor. This resignation resulted in the automatic termination of the advisory agreement between the Former Advisor and the Former Sub-Advisor to the Company. As a result, the Company’s board internalized the Company’s operations, including management of the Company’s investments.

At the February 28, 2003 Annual Meeting of Shareholders, a new board of directors (the “Board”) replaced the former board of directors of the Company (the “Former Board”) in its entirety. On March 6, 2003, the results of the election were certified by the Inspector of Elections, whereupon the Board terminated John M. Grillos, the Company’s previous CEO. Shortly thereafter, other members of the Company’s senior management team, who had previously reported to Mr. Grillos, resigned. With these significant changes in the Board and management of the Company, the Company operated in a transition mode and, as a result, no portfolio investments were made from early March 2003 through the end of October 2003 (the end of the Fiscal Year). During this period, the Board explored various alternatives for a long-term management plan for the Company. Accordingly, at the September 16, 2003 Special Meeting of Shareholders, the Board voted and approved the Company’s revised business plan.

On November 6, 2003, Michael Tokarz assumed his position as Chairman, Portfolio Manager and Director of the Company.

On March 29, 2004 at the Annual Shareholders meeting, the shareholders approved the election of Emilio Dominianni, Robert S. Everett, Gerald Hellerman, Robert C. Knapp and Michael Tokarz to serve as members of the Board of Directors of the Company and adopted an amendment to the Company’s Certificate of Incorporation authorizing the changing of the name of the Company from “meVC Draper Fisher Jurvetson Fund I, Inc.” to “MVC Capital, Inc.”

On July 7, 2004, the Company’s name change from “meVC Draper Fisher Jurvetson Fund I, Inc.” to “MVC Capital, Inc.” became effective.

On July 16, 2004, the Company commenced the operations of MVC Financial Services, Inc. (“MVCFS”). MVCFS is incorporated in Delaware and its principal purpose is to provide advisory, administrative and other services to the Company and the Company’s Portfolio Companies. The Company does not hold MVCFS for investment purposes and does not intend to sell MVCFS. On October 14, 2011, the Company formed a wholly-owned subsidiary, MVC Cayman, an exempted company incorporated in the Cayman Islands, to hold certain of its investments.

On September 7, 2006, the stockholders of MVC Capital approved the adoption of the investment advisory and management agreement (the “Advisory Agreement”). The Advisory Agreement, which was entered into on October 31, 2006, provides for external management of the Company by TTG Advisers, which is led by Michael Tokarz. The agreement took effect on November 1, 2006. Upon the effectiveness of the Advisory Agreement, Mr. Tokarz’s employment agreement with the Company terminated. All of the individuals (including the Company’s investment professionals) that had been previously employed by the Company as of the fiscal year ended October 31, 2006 became employees of TTG Advisers.

On December 11, 2008, our Board of Directors, including all of the directors who are not “interested persons,” as defined under the 1940 Act, of the Company (the “Independent Directors”), at their in-person meeting approved an amended and restated investment advisory and management agreement (also, the “Advisory Agreement”), which was approved by stockholders of the Company on April 14, 2009. The renewal of the Advisory Agreement was last approved by the Independent Directors at their in-person meeting held on October 29, 2013.

2.	Consolidation

On July 16, 2004, the Company formed a wholly-owned subsidiary, MVC Financial Services, Inc. (“MVCFS”). MVCFS is incorporated in Delaware and its principal purpose is to provide advisory, administrative and other services to the Company, the Company’s portfolio companies and other entities. MVCFS had opening equity of $1 (100 shares at $0.01 per share). The Company does not hold MVCFS for investment purposes and does not intend to sell MVCFS.

On October 14, 2011, the Company formed a wholly-owned subsidiary, MVC Cayman, an exempted company incorporated in the Cayman Islands, to hold certain of its investments and to make certain future investments. The results of MVCFS and MVC Cayman are consolidated into the Company and all inter-company accounts have been eliminated in consolidation.

During fiscal year ended October 31, 2012 and thereafter, MVC Partners, LLC (“MVC Partners”) was consolidated with the operations of the Company as MVC Partners’ limited partnership interest in the PE Fund is a substantial portion of MVC Partners operations. Previously, MVC Partners was presented as a Portfolio Company on the Consolidated Schedule of Investments. The consolidation of MVC Partners has not had any material effect on the financial position or net results of operations of the Company. There are additional disclosures resulting from this consolidation.

MVC GP II, LLC (“MVC GP II”), an indirect wholly-owned subsidiary of the Company, serves as the general partner to the MVC Private Equity Fund, L.P. (“PE Fund”). MVC GP II is wholly-owned by MVCFS, a subsidiary of the Company. The results of MVC GP II are consolidated into MVCFS and ultimately the Company. All inter-company accounts have been eliminated in consolidation.

3.	Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company in the preparation of its consolidated financial statements:

The preparation of consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncements — In June 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-08, Financial Services—Investment Companies. ASU 2013-08 provides clarifying guidance to determine if an entity qualifies as an investment company. ASU 2013-08 also requires an investment company to measure non-controlling interests in other investment companies at fair value. The following disclosures will also be required upon adoption of ASU 2013-08: (i) whether an entity is an investment company and is applying the accounting and reporting guidance for investment companies; (ii) information about changes, if any, in an entity’s status as an investment company; and (iii) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The requirements of ASU 2013-08 are effective for the Company beginning in the first quarter of 2014. These updates had no impact on the Company’s financial condition or results of operations.

Valuation of Investments — ASC 820 defines fair value in terms of the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The price used to measure the fair value is not adjusted for transaction costs while the cost basis of our investments may include initial transaction costs. Under ASC 820, the fair value measurement also assumes that the transaction to sell an asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset. The principal market is the market in which the reporting entity would sell or transfer the asset with the greatest volume and level of activity for the asset to which the reporting entity has access as of the measurement date. If no market for the asset exists or if the reporting entity does not have access to the principal market, the reporting entity should use a hypothetical market.

Pursuant to our Valuation Procedures, the Valuation Committee (which is comprised of three Independent Directors) determines fair values of portfolio company investments on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). In doing so, the Committee considers the recommendations of TTG Advisers. Any changes in valuation are recorded in the consolidated statements of operations as “Net change in unrealized appreciation (depreciation) on investments.” Currently, our NAV per share is calculated and published on a quarterly basis. The Company calculates our NAV per share by subtracting all liabilities from the total value of our portfolio securities and other assets and dividing the result by the total number of outstanding shares of our common stock on the date of valuation. Fair values of foreign investments determined as of quarter end reflect exchange rates, as applicable, in effect on the last business day of the quarter. Exchange rates fluctuate on a daily basis, sometimes significantly. Exchange rate fluctuations following the most recent fiscal year end are not reflected in the valuations reported in this Annual Report. See Item 1A Risk Factor, “Investments in foreign debt or equity may involve significant risks in addition to the risks inherent in U.S. investments.”

At October 31, 2013, approximately 76.09% of our total assets represented portfolio investments and escrow receivables recorded at fair value (“Fair Value Investments”).

Under most circumstances, at the time of acquisition, Fair Value Investments are carried at cost (absent the existence of conditions warranting, in management’s and the Valuation Committee’s view, a different initial value). During the period that an investment is held by the Company, its original cost may cease to approximate fair value as the result of market and investment specific factors. No pre-determined formula can be applied to determine fair value. Rather, the Valuation Committee analyzes fair value measurements based on the value at which the securities of the portfolio company could be sold in an orderly disposition over a reasonable period of time between willing parties, other than in a forced or liquidation sale. The liquidity event whereby the Company ultimately exits an investment is generally the sale, the merger, the recapitalization or, in some cases, the initial public offering of the portfolio company.

There is no one methodology to determine fair value and, in fact, for any portfolio security, fair value may be expressed as a range of values, from which the Company derives a single estimate of fair value. To determine the fair value of a portfolio security, the Valuation Committee analyzes the portfolio company’s financial results and projections, publicly traded comparable companies when available, comparable private transactions when available, precedent transactions in the market when available, third-party real estate and asset appraisals if appropriate and available, discounted cash flow analysis, if appropriate, as well as other factors. The Company generally requires, where practicable, portfolio companies to provide annual audited and more regular unaudited financial statements, and/or annual projections for the upcoming fiscal year.

The fair value of our portfolio securities is inherently subjective. Because of the inherent uncertainty of fair valuation of portfolio securities and escrow receivables that do not have readily ascertainable market values, our estimate of fair value may significantly differ from the fair value that would have been used had a ready market existed for the securities. Such values also do not reflect brokers’ fees or other selling costs, which might become payable on disposition of such investments.

Our investments are carried at fair value in accordance with the 1940 Act and Accounting Standards Codification, ASC 820. Unrestricted minority-owned publicly traded securities for which market quotations are readily available are valued at the closing market quote on the valuation date and majority-owned publicly traded securities and other privately held securities are valued as determined in good faith by the Valuation Committee of our Board of Directors. If a security is publicly traded, the fair value is generally equal to market value based on the closing price on the principal exchange on which the security is primarily traded. At October 31, 2013, we did not hold restricted or unrestricted securities of publicly traded companies for which we have a majority owned interest.

ASC 820 provides a framework for measuring the fair value of assets and liabilities and provides guidance regarding a fair value hierarchy which prioritizes information used to measure value. In determining fair value, the Valuation Committee primarily uses the level 3 inputs referenced in ASC 820.

For equity securities of portfolio companies, the Valuation Committee estimates the fair value based on market and/or income approach with value then attributed to equity or equity like securities using the enterprise value waterfall (“Enterprise Value Waterfall”) valuation methodology. Under the Enterprise Value Waterfall valuation methodology, the Valuation Committee estimates the enterprise fair value of the portfolio company and then waterfalls the enterprise value over the portfolio company’s securities in order of their preference relative to one another. To assess the enterprise value of the portfolio company, the Valuation Committee weighs some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing assets may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third party valuations of the portfolio company, considering offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company, and third-party asset and real estate appraisals. For non-performing assets, the Valuation Committee may estimate the liquidation or collateral value of the portfolio company’s assets. The Valuation Committee also takes into account historical and anticipated financial results.

In assessing enterprise value, the Valuation Committee considers the mergers and acquisitions (“M&A”) market as the principal market in which the Company would sell its investments in portfolio companies under circumstances where the Company has the ability to control or gain control of the board of directors of the portfolio company (“Control Companies”). This approach is consistent with the principal market that the Company would use for its portfolio companies if the Company has the ability to initiate a sale of the portfolio company as of the measurement date, i.e., if it has the ability to control or gain control of the board of directors of the portfolio company as of the measurement date. In evaluating if the Company can control or gain control of a portfolio company as of the measurement date, the Company takes into account its equity securities on a fully diluted basis, as well as other factors.

For non-Control Companies, consistent with ASC 820, the Valuation Committee considers a hypothetical secondary market as the principal market in which it would sell investments in those companies. The Company also considers other valuation methodologies such as the Option Pricing Method and liquidity preferences when valuing minority equity positions of a Portfolio Company.

For loans and debt securities of non-Control Companies (for which the Valuation Committee has identified the hypothetical secondary market as the principal market), the Valuation Committee determines fair value based on the assumptions that a hypothetical market participant would use to value the security in a current hypothetical sale using a market yield (“Market Yield”) valuation methodology. In applying the Market Yield valuation methodology, the Valuation Committee determines the fair value based on such factors as third party broker quotes (if available) and market participant assumptions, including synthetic credit ratings, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date.

Estimates of average life are generally based on market data of the average life of similar debt securities. However, if the Valuation Committee has information available to it that the debt security is expected to be repaid in the near term, the Valuation Committee would use an estimated life based on the expected repayment date.

The Valuation Committee determines fair value of loan and debt securities of Control Companies based on the estimate of the enterprise value of the portfolio company. To the extent the enterprise value exceeds the remaining principal amount of the loan and all other debt securities of the company, the fair value of such securities is generally estimated to be their cost. However, where the enterprise value is less than the remaining principal amount of the loan and all other debt securities, the Valuation Committee may discount the value of such securities to reflect an impairment.

For the Company’s or its subsidiary’s investment in the PE Fund, for which an indirect wholly-owned subsidiary of the Company serves as the general partner (the “GP”) of the PE Fund, the Valuation Committee relies on the GP’s determination of the fair value of the PE Fund which will be generally valued, as a practical expedient, utilizing the net asset valuations provided by the GP, which will be made: (i) no less frequently than quarterly as of the Company’s fiscal quarter end and (ii) with respect to the valuation of PE Fund investments in portfolio companies, will be based on methodologies consistent with those set forth in the valuation procedures. The determination of the net asset value of the Company’s or its subsidiary’s investment in the PE Fund will follow the methodologies described for valuing interests in private investment funds (“Investment Vehicles”) described below. Additionally, when both the Company and the PE Fund hold investments in the same portfolio company, the GP’s fair value determination shall be based on the Valuation Committee’s determination of the fair value of the Company’s portfolio security in that portfolio company.

As permitted under GAAP, the Company’s interests in private investment funds are generally valued, as a practical expedient, utilizing the net asset valuations provided by management of the underlying Investment Vehicles, without adjustment, unless TTG Advisers is aware of information indicating that a value reported does not accurately reflect the value of the Investment Vehicle, including any information showing that the valuation has not been calculated in a manner consistent with GAAP. Net unrealized appreciation (depreciation) of such investments is recorded based on the Company’s proportionate share of the aggregate amount of appreciation (depreciation) recorded by each underlying Investment Vehicle. The Company’s proportionate investment interest includes its share of interest and dividend income and expense, and realized and unrealized gains and losses on securities held by the underlying Investment Vehicles, net of operating expenses and fees. Realized gains and losses on withdrawals from Investment Vehicles are generally recognized on a first in, first out basis.

The Company applies the practical expedient to interests in Investment Vehicles on an investment by investment basis, and consistently with respect to the Company’s entire interest in an investment. The Company may adjust the valuation obtained from an Investment Vehicle with a premium, discount or reserve if it determines that the net asset value is not representative of fair value.

If the Company intends to sell all or a portion of its interest in an Investment Vehicle to a third-party in a privately negotiated transaction, the Company will consider offers from third parties to buy the interest in an Investment Vehicle in valuations which may be discounted for both probability of close and time.

When the Company receives nominal cost warrants or free equity securities (“nominal cost equity”) with a debt security, the Company typically allocates its cost basis in the investment between debt securities and nominal cost equity at the time of origination.

Interest income, adjusted for amortization of premium and accretion of discount on a yield to maturity methodology, is recorded on an accrual basis to the extent that such amounts are expected to be collected. Origination and/or closing fees associated with investments in Portfolio Companies are recorded as income at the time the investment is made. Upon the prepayment of a loan or debt security, any unamortized original issue discount or market discount is recorded as a realized gain. Prepayment premiums are recorded on loans when received. Dividend income, if any, is recognized on an accrual basis on the ex-dividend date to the extent that the Company expects to collect such amounts.

For loans, debt securities, and preferred securities with contractual payment-in-kind interest or dividends, which represent contractual interest/dividends accrued and added to the loan balance or liquidation preference that generally becomes due at maturity, the Company will not ascribe value to payment-in-kind interest/dividends, if the portfolio company valuation indicates that the payment-in-kind interest is not collectible. However, the Company may ascribe value to payment-in-kind interest if the health of the portfolio company and the underlying securities are not in question. All payment-in-kind interest that has been added to the principal balance or capitalized is subject to ratification by the Valuation Committee.

Escrows from the sale of a portfolio company are generally valued at an amount which may be expected to be received from the buyer under the escrow’s various conditions discounted for both risk and time.

ASC 460, Guarantees, requires the Company to estimate the fair value of the guarantee obligation at its inception and requires the Company to assess whether a probable loss contingency exists in accordance with the requirements of ASC 450, Contingencies. The Valuation Committee typically will look at the pricing of the security in which the guarantee provided support for the security and compare it to the price of a similar or hypothetical security without guarantee support. The difference in pricing will be discounted for time and risk over the period in which the guarantee is expected to remain outstanding.

Investment Classification — As defined in the 1940 Act, “Control Investments” are investments in those companies that we are deemed to “Control.” “Affiliate Investments” are investments in those companies that are “Affiliated Companies” of us, as defined in the 1940 Act, other than Control Investments. “Non-Control/Non-Affiliate Investments” are those that are neither Control Investments nor Affiliate Investments. Generally, under that 1940 Act, we are deemed to control a company in which we have invested if we own 25% or more of the voting securities of such company or have greater than 50% representation on its board. We are deemed to be an affiliate of a company in which we have invested if we own 5% or more and less than 25% of the voting securities of such company.

Investment Transactions and Related Operating Income — Investment transactions and related revenues and expenses are accounted for on the trade date. The cost of securities sold is determined on a first-in, first-out basis, unless otherwise specified. Dividend income and distributions on investment securities is recorded on the ex-dividend date. The tax characteristics of such distributions received from our Portfolio Companies will be determined by whether or not the distribution was made from the investment’s current taxable earnings and profits or accumulated taxable earnings and profits from prior years. Interest income, which includes accretion of discount and amortization of premium, if applicable, is recorded on the accrual basis to the extent that such amounts are expected to be collected. Fee income includes fees for guarantees and services rendered by the Company or its wholly-owned subsidiary to Portfolio Companies and other third parties such as due diligence, structuring, transaction services, monitoring services, and investment advisory services. Guaranty fees are recognized as income over the related period of the guaranty. Due diligence, structuring, and transaction services fees are generally recognized as income when services are rendered or when the related transactions are completed. Monitoring and investment advisory services fees are generally recognized as income as the services are rendered. Any fee income determined to be loan origination fees is recorded as income at the time the investment is made and any original issue discount and market discount are capitalized and then amortized into income using the effective interest method. Upon the prepayment of a loan or debt security, any unamortized original issue discount or market discount is recorded as a realized gain. For investments with PIK interest and dividends, we base income and dividend accrual on the valuation of the PIK notes or securities received from the borrower. If the Portfolio Company indicates a value of the PIK notes or securities that is not sufficient to cover the contractual interest or dividend, the Company does not accrue interest or dividend income on the notes or securities.

The functional currency of the Company is the U.S. Dollar. Assets and liabilities denominated in a currency other than the U.S. Dollar are translated into U.S. Dollars at the closing rates of exchange on the date of determination. Purchases and sales of investments and income and expenses denominated in currencies other than U.S. Dollars are translated at the rates of exchange on the respective dates of the transactions. The resulting gains and losses from such currency translation are included in the Consolidated Statement of Operations. The Company does not isolate the portion of the results of operations resulting from the changes in foreign exchange rates on investments from the fluctuation arising from changes in fair values of securities held. Such fluctuations are included with the Net Realized and Unrealized Gain (Loss) on Investments and foreign currency in the Consolidated Statement of Operations.

Cash Equivalents — For the purpose of the Consolidated Balance Sheets and Consolidated Statements of Cash Flows, the Company considers all money market and all highly liquid temporary cash investments purchased with an original maturity of less than three months to be cash equivalents. As of October 31, 2013, the Company had approximately $71.9 million in cash equivalents of the total cash and cash equivalents of approximately $81.0 million.

Restricted Cash and Cash Equivalents - Cash and cash equivalent accounts that are not available to the Company for day to day use are classified as restricted cash. Restricted cash and cash equivalents are carried at cost, which approximates fair value. On April 26, 2011, the Company agreed to collateralize a 5.0 million Euro letter of credit from JPMorgan Chase Bank, N.A., which is classified as restricted cash on the Company’s Consolidated Balance Sheet (equivalent to approximately $6.8 million at October 31, 2013).

Restricted Securities — The Company may invest in privately placed restricted securities. These securities may be resold in transactions exempt from registration or to the public if the securities are registered. Disposal of these securities may involve time-consuming negotiations and expense, and a prompt sale at an acceptable price may be difficult.

Reclassifications — Certain amounts from prior years have been reclassified to conform to the current year presentation.

Distributions to Shareholders — Distributions to shareholders are recorded on the ex-dividend date.

Income Taxes — It is the policy of the Company to meet the requirements for qualification as a regulated investment company (“RIC”) under Subchapter M of the Code. The Company is not subject to income tax to the extent that it distributes all of its investment company taxable income and net realized gains for its taxable year. The Company is also exempt from excise tax if it distributes most of its ordinary income and/or capital gains during each calendar year.

Our consolidated operating subsidiary, MVCFS, is subject to federal and state income tax. We use the liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

ASC 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions deemed to meet a “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current period. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the consolidated statement of operations. During the fiscal year ended October 31, 2012, the Company did not incur any interest or penalties. Although we file federal and state tax returns, our major tax jurisdiction is federal for the Company and MVCFS. The fiscal years 2010, 2011, 2012 and 2013 for the Company and MVCFS remain subject to examination by the IRS.

4.	Management

On November 6, 2003, Michael Tokarz assumed his positions as Chairman, Portfolio Manager and Director of the Company. From November 6, 2003 to October 31, 2006, the Company was internally managed. Effective November 1, 2006, Mr. Tokarz’s employment agreement with the Company terminated and the obligations under Mr. Tokarz’s agreement were superseded by those under the Advisory Agreement entered into with TTG Advisers. Under the terms of the Advisory Agreement, the Company pays TTG Advisers a base management fee and an incentive fee for its provision of investment advisory and management services.

Our Board of Directors, including all of the directors who are not “interested persons,” as defined under the 1940 Act, of the Company (the “Independent Directors”), last approved a renewal of the Advisory Agreement at their in-person meeting held on October 23, 2012.

Under the terms of the Advisory Agreement, TTG Advisers determines, consistent with the Company’s investment strategy, the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes. TTG Advisers also identifies and negotiates the structure of the Company’s investments (including performing due diligence on prospective Portfolio Companies), closes and monitors the Company’s investments, determines the securities and other assets purchased, retains or sells and oversees the administration, recordkeeping and compliance functions of the Company and/or third parties performing such functions for the Company. TTG Advisers’ services under the Advisory Agreement are not exclusive, and it may furnish similar services to other entities. Pursuant to the Advisory Agreement, the Company is required to pay TTG Advisers a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at 2.0% per annum of the Company’s total assets excluding cash, the value of any investment in a Third-Party Vehicle covered by a Separate Agreement (as defined in the Advisory Agreement) and the value of any investment by the Company not made in portfolio companies (“Non-Eligible Assets”) but including assets purchased with borrowed funds that are not Non-Eligible Assets. The incentive fee consists of two parts: (i) one part is based on our pre-incentive fee net operating income; and (ii) the other part is based on the capital gains realized on our portfolio of securities acquired after November 1, 2003.

The Advisory Agreement provides for an expense cap pursuant to which TTG Advisers will absorb or reimburse operating expenses of the Company, to the extent necessary to limit the Company’s expense ratio (the consolidated expenses of the Company, including any amounts payable to TTG Advisers under the base management fee, but excluding the amount of any interest and other direct borrowing costs, taxes, incentive compensation and extraordinary expenses taken as a percentage of the Company’s average net assets) to 3.5% in each of the 2009 and 2010 fiscal years.

On various dates, TTG Advisers and the Company entered into annual agreements to extend the expense cap of 3.5% to the 2011, 2012 and 2013 fiscal years (“Expense Limitation Agreement”). The Company and the Adviser have agreed to continue the expense cap into fiscal year 2014, though they may determine to revise the present calculation methodology later in the year. The amount of any payments made by the GP of the PE Fund to TTG Advisers pursuant to the Portfolio Management Agreement between the GP and TTG Advisers respecting the PE Fund was excluded from the calculation of the Company’s expense ratio under the Expense Limitation Agreement. In addition, for fiscal years 2010 through 2014, TTG Advisers voluntarily agreed to waive $150,000 of expenses that the Company is obligated to reimburse to TTG Advisers under the Advisory Agreement (the “Voluntary Waiver”). TTG Advisers also voluntarily agreed that any assets of the Company that are invested in exchange-traded funds or the Octagon Fund would not be taken into account in the calculation of the base management fee due to TTG Advisers under the Advisory Agreement.

On October 29, 2010, through MVC Partners and MVCFS, the Company committed to invest approximately $20.1 million in the PE Fund. The PE Fund has closed on approximately $104 million of capital commitments. The Company’s Board of Directors authorized the establishment of, and investment in, the PE Fund for a variety of reasons, including the Company’s ability to make additional investments that represent more than 5% of its total assets or more than 10% of the outstanding voting securities of the issuer (“Non-Diversified Investments”) through the PE Fund. As previously disclosed, the Company is restricted in its ability to make Non-Diversified Investments. For services provided to the PE Fund, the GP and MVC Partners are together entitled to receive 25% of all management fees and other fees paid by the PE Fund and its portfolio companies and up to 30% of the carried interest generated by the PE Fund. Further, at the direction of the Board of Directors, the GP retained TTG Advisers to serve as the portfolio manager of the PE Fund. In exchange for providing those services, and pursuant to the Board of Directors’ authorization and direction, TTG Advisers is entitled to receive the balance of the fees generated by the PE Fund and its portfolio companies and a portion of any carried interest generated by the PE Fund. Given this separate arrangement with the GP and the PE Fund (the “PM Agreement”), under the terms of the Company’s Advisory Agreement with TTG Advisers, TTG Advisers is not entitled to receive from the Company a management fee or an incentive fee on assets of the Company that are invested in the PE Fund. During the fiscal year ended October 31, 2012 and thereafter, MVC Partners was consolidated with the operations of the Company as MVC Partners’ limited partnership interest in the PE Fund is a substantial portion of MVC Partners operations. Previously, MVC Partners was presented as a Portfolio Company on the Consolidated Schedule of Investments. The consolidation of MVC Partners has not had any material effect on the financial position or net results of operations of the Company. There are additional disclosures resulting from this consolidation.

Management and portfolio fees (e.g., closing or monitoring fees) generated by the PE Fund (including its portfolio companies) that are paid to the GP are classified on the consolidated statements of operations as Management fee income - Asset Management and Portfolio fee income - Asset Management, respectively. The portion of such fees that the GP pays to TTG Advisers (in accordance with its PM Agreement described above) are classified on the consolidated statements of operations as Management fee - Asset Management and Portfolio fees - Asset Management. Under the PE Fund’s agreements, a significant portion of the portfolio fees that are paid by the PE Fund’s portfolio companies to the GP and TTG Advisers is subject to recoupment by the PE Fund in the form of an offset to future management fees paid by the PE Fund.

5.	Incentive Compensation

Effective November 1, 2006, Mr. Tokarz’s employment agreement with the Company terminated and the obligations under Mr. Tokarz’s agreement were superseded by those under the Advisory Agreement entered into with TTG Advisers. Pursuant to the Advisory Agreement, the Company pays an incentive fee to TTG Advisers which is generally: (i) 20% of pre-incentive fee net operating income and (ii) 20% of cumulative aggregate net realized capital gains less aggregate unrealized depreciation (on our portfolio securities acquired after November 1, 2003). TTG Advisers is entitled to an incentive fee with respect to our pre-incentive fee net operating income in each fiscal quarter as follows: no incentive fee in any fiscal quarter in which our pre-incentive fee net operating income does not exceed the lower hurdle rate of 1.75% of net assets, 100% of our pre-incentive fee net operating income with respect to that portion of such pre-incentive fee net operating income, if any, that exceeds the lower hurdle amount but is less than 2.1875% of net assets in any fiscal quarter and 20% of the amount of our pre-incentive fee net operating income, if any, that exceeds 2.1875% of net assets in any fiscal quarter. Under the Advisory Agreement, the accrual of the provision for incentive compensation for net realized capital gains is consistent with the accrual that was required under the employment agreement with Mr. Tokarz.

At October 31, 2010, the provision for estimated incentive compensation was approximately $22.0 million. During the fiscal year ended October 31, 2011, this provision for incentive compensation was increased by a net amount of approximately $1.9 million to approximately $23.9 million. The increase in the provision for incentive compensation during the fiscal year ended October 31, 2011 reflects both increases and decreases by the Valuation Committee in the fair values of certain Portfolio Companies. The provision also reflects the sale of the SPDR Barclays Capital High Yield Bond Fund and the iShares S&P U.S. Preferred Stock Index Fund for a realized gain of approximately $106,000, a realized gain of approximately $55,000 from the Octagon Fund, a realized gain of approximately 317,000 from LHD Europe and a realized loss from the sale of HuaMei of $2.0 million. Specifically, it reflects the Valuation Committee’s determination to increase the fair values of six of the Company’s portfolio investments (Summit, SHL Group Limited, Security Holdings, Total Safety, U.S. Gas, and Velocitius) by a total of approximately $39.7 million. The Valuation Committee also increased the fair value of the Ohio Medical preferred stock by approximately $1.9 million due to PIK distributions, which were treated as a return of capital. The net increase in the provision also reflects the Valuation Committee’s determination to decrease the fair values of eleven of the Company’s portfolio investments (BP, Ohio Medical common and preferred stock, MVC Automotive, HuaMei, Tekers, Octagon Fund, NPWT, SGDA Europe, Vestal and HH&B) by a total of $32.1 million. During the fiscal year ended October 31, 2011, there was no provision recorded for the net operating income portion of the incentive fee as pre-incentive fee net operating income did not exceed the hurdle rate.

At October 31, 2011, the provision for estimated incentive compensation was approximately $23.9 million. During the fiscal year ended October 31, 2012, this provision for incentive compensation was decreased by a net amount of approximately $8.2 million to approximately $15.7 million. The decrease in the provision for incentive compensation during the fiscal year ended October 31, 2012 reflects both increases and decreases by the Valuation Committee in the fair values of certain Portfolio Companies. Specifically, it reflects the Valuation Committee’s determination to decrease the fair values of eleven portfolio investments (BP, HH&B, MVC Automotive, Security Holdings, SGDA Europe, NPWT, Tekers, Velocitius, BPC, Centile and Ohio Medical) by a total of $35.4 million and the dividend distribution of $12.0 million received from Summit. The net decrease in the provision also reflects the Valuation Committee’s determination to increase the fair values of five portfolio investments (Octagon Fund, Vestal, Octagon, Turf and RuMe) by a total of approximately $5.7 million. The Valuation Committee also increased the fair value of the Company’s escrow receivable related to Vitality by $130,000. For the year ended October 31, 2012, a provision of approximately $2.3 million was recorded for the net operating income portion of the incentive fee as pre-incentive fee net operating income exceeded the hurdle rate for the quarter ended April 30, 2012. TTG Advisers has voluntarily agreed to waive the income-related incentive fee payment of approximately $2.3 million that the Company would otherwise be obligated to pay to TTG Advisers under the Advisory Agreement.

At October 31, 2012, the provision for estimated incentive compensation was approximately $15.7 million. During the year ended October 31, 2013, this provision for incentive compensation was increased by a net amount of approximately $8.3 million to approximately $24.0 million. The net increase in the provision for incentive compensation during the year ended October 31, 2013 reflects the Valuation Committee’s determination to increase the fair values of eleven of the Company’s portfolio investments (Custom Alloy, Octagon, MVC Automotive, Security Holdings, Turf, Vestal, Centile, Biovation, Prepaid Legal, U.S. Gas, and SIA Tekers) by a total of approximately $47.5 million and the difference between the amount received from the sale of Summit and Summit’s carrying value at January 31, 2013, which was an increase of approximately $3.6 million. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $1.1 million due to a PIK distribution, which was treated as a return of capital. The net increase in the provision also reflects the Valuation Committee’s determination to decrease the fair values of eight of the Company’s portfolio investments (Ohio Medical, SGDA Europe, NPWT, Freshii, HH&B, Velocitius, RuMe and JSC Tekers) by a total of approximately $10.4 million and reflects the $84,000 realized gain related to NPWT. For the year ended October 31, 2013, there was no provision recorded for the net operating income portion of the incentive fee as pre-incentive fee net operating income did not exceed the hurdle rate.

6.	Dividends and Distributions to Shareholders

As a RIC, the Company is required to distribute to its shareholders, in a timely manner, at least 90% of its investment company taxable income and tax-exempt income each year. If the Company distributes, in a calendar year, at least 98% of its income and 98.2% of its capital gains of such calendar year (as well as any portion of the respective 2% balances not distributed in the previous year), it will not be subject to the 4% non-deductible federal excise tax on certain undistributed income of RICs.

Dividends and capital gain distributions, if any, are recorded on the ex-dividend date. Dividends and capital gain distributions are generally declared and paid quarterly according to the Company’s policy established on July 11, 2005. An additional distribution may be paid by the Company to avoid imposition of federal income tax on any remaining undistributed net investment income and capital gains. Distributions can be made payable by the Company either in the form of a cash distribution or a stock dividend. The amount and character of income and capital gain distributions are determined in accordance with income tax regulations which may differ from U.S. generally accepted accounting principles. These differences are due primarily to differing treatments of income and gain on various investment securities held by the Company, differing treatments of expenses paid by the Company, timing differences and differing characterizations of distributions made by the Company. Key examples of the primary differences in expenses paid are the accounting treatment of MVCFS (which is consolidated for GAAP purposes, but not income tax purposes) and the variation in treatment of incentive compensation expense. Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications and may affect the allocation between net operating income, net realized gain (loss) and paid-in capital.

All of our shareholders who hold shares of common stock in their own name will automatically be enrolled in our dividend reinvestment plan (the “Plan”). All such shareholders will have any cash dividends and distributions automatically reinvested by the Plan Agent in additional shares of our common stock. Of course, any shareholder may elect to receive his or her dividends and distributions in cash. Currently, the Company has a policy of seeking to pay quarterly dividends to shareholders. For any of our shares that are held by banks, brokers or other entities that hold our shares as nominees for individual shareholders, the Plan Agent will administer the Plan on the basis of the number of shares certified by any nominee as being registered for shareholders that have not elected to receive dividends and distributions in cash. To receive your dividends and distributions in cash, shareholders must notify the Plan Agent, broker or other entity that holds the shares.

For the Fiscal Year Ended October 31, 2013

On December 17, 2012, the Company’s Board of Directors declared a dividend of $0.135 per share. The dividend was payable on January 7, 2013 to shareholders of record on December 31, 2012. The total distribution amounted to $3,228,793.

During the quarter ended January 31, 2013, as part of the Company’s dividend reinvestment plan for our common stockholders, the Plan Agent purchased 728 shares of our common stock at an average price of $12.33, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

On April 12, 2013, the Company’s Board of Directors declared a dividend of $0.135 per share. The dividend was payable on April 30, 2013 to shareholders of record on April 23, 2013. The total distribution amounted to $3,191,136.

During the quarter ended April 30, 2013, as part of the Company’s dividend reinvestment plan for our common stockholders, the Plan Agent purchased 271 shares of our common stock at an average price of $13.11, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

On July 12, 2013, the Company’s Board of Directors declared a dividend of $0.135 per share. The dividend was payable on July 31, 2013 to shareholders of record on July 24, 2013. The total distribution amounted to $3,053,388.

During the quarter ended July 31, 2013, as part of the Company’s dividend reinvestment plan for our common stockholders, the Plan Agent purchased 619 shares of our common stock at an average price of $12.74, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

On October 14, 2013, the Company’s Board of Directors declared a dividend of $0.135 per share. The dividend was payable on October 31, 2013 to shareholders of record on October 24, 2013. The total distribution amounted to $3,053,388.

During the quarter ended October 31, 2013, as part of the Company’s dividend reinvestment plan for our common stockholders, the Plan Agent purchased 231 shares of our common stock at an average price of $13.91, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

For the Fiscal Year Ended October 31, 2012

On December 16, 2011, the Company’s Board of Directors declared a dividend of $0.12 per share. The dividend was payable on January 6, 2012 to shareholders of record on December 30, 2011. The total distribution amounted to $2,870,038.

During the quarter ended January 31, 2012, as part of the Company’s dividend reinvestment plan for our common stockholders, the Plan Agent purchased 1,108 shares of common stock at an average price of $11.98, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

On April 13, 2012, the Company’s Board of Directors declared a dividend of $0.12 per share. The dividend was payable on April 30, 2012 to shareholders of record on April 23, 2012. The total distribution amounted to $2,870,038.

During the quarter ended April 30, 2012, as part of the Company’s dividend reinvestment plan for our common stockholders, the Plan Agent purchased 648 shares of common stock at an average price of $12.95, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

On July 13, 2012, the Company’s Board of Directors declared a dividend of $0.12 per share. The dividend was payable on July 31, 2012 to shareholders of record on July 24, 2012. The total distribution amounted to $2,870,038.

During the quarter ended July 31, 2012, as part of the Company’s dividend reinvestment plan for our common stockholders, the Plan Agent purchased 671 shares of common stock at an average price of $12.55, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

On October 15, 2012, the Company’s Board of Directors declared a dividend of $0.135 per share. The dividend was payable on October 31, 2012 to shareholders of record on October 25, 2012 and represents a 12.5% increase over the prior dividend. The total distribution amounted to $3,228,793.

During the quarter ended October 31, 2012, as part of the Company’s dividend reinvestment plan for our common stockholders, the Plan Agent purchased 766 shares of common stock at an average price of $12.29, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

For the Fiscal Year Ended October 31, 2011

On December 17, 2010, the Company’s Board of Directors declared a dividend of $0.12 per share. The dividend was payable on January 7, 2011 to shareholders of record on December 31, 2010. The total distribution amounted to $2,878,918.

During the quarter ended January 31, 2011, as part of the Company’s dividend reinvestment plan for our common stockholders, the Company purchased 1,211 shares of common stock at an average price of $14.86, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

On April 15, 2011, the Company’s Board of Directors declared a dividend of $0.12 per share. The dividend was payable on April 29, 2011 to shareholders of record on April 25, 2011. The total distribution amounted to $2,870,038.

During the quarter ended April 30, 2011, as part of the Company’s dividend reinvestment plan for our common stockholders, the Company purchased 1,252 shares of common stock at an average price of $13.70, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

On July 15, 2011, the Company’s Board of Directors declared a dividend of $0.12 per share. The dividend was payable on July 29, 2011 to shareholders of record on July 25, 2011. The total distribution amounted to $2,870,038.

During the quarter ended July 31, 2011, as part of the Company’s dividend reinvestment plan for our common stockholders, the Company purchased 1,693 shares of common stock at an average price of $12.56, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

On October 14, 2011, the Company’s Board of Directors declared a dividend of $0.12 per share. The dividend was payable on October 31, 2011 to shareholders of record on October 24, 2011. The total distribution amounted to $2,870,038.

During the quarter ended October 31, 2011, as part of the Company’s dividend reinvestment plan for our common stockholders, the Company purchased 1,492 shares of common stock at an average price of $12.82, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

7.	Transactions with Other Parties

The Company has procedures in place for the review, approval and monitoring of transactions involving the Company and certain persons related to the Company. For example, the Company has a code of ethics that generally prohibits, among others, any officer or director of the Company from engaging in any transaction where there is a conflict between such individual’s personal interest and the interests of the Company. As a business development company, the 1940 Act also imposes regulatory restrictions on the Company’s ability to engage in certain related-party transactions. However, the Company is permitted to co-invest in certain Portfolio Companies with its affiliates to the extent consistent with applicable law or regulation and, if necessary, subject to specified conditions set forth in an exemptive order obtained from the SEC. During the past four fiscal years, no transactions were effected pursuant to the exemptive order. As a matter of policy, our Board of Directors has required that any related-party transaction (as defined in Item 404 of Regulation S-K) must be subject to the advance consideration and approval of the Independent Directors, in accordance with applicable procedures set forth in Section 57(f) of the 1940 Act.

The principal equity owner of TTG Advisers is Mr. Tokarz, our Chairman. Our senior officers and Mr. Holtsberg, a Director of the Company, have other financial interests in TTG Advisers (i.e., based on TTG Advisers’ performance). In addition, our officers and the officers and employees of TTG Advisers may serve as officers, directors or principals of entities that operate in the same or related line of business as we do or of investment funds managed by TTG Advisers or our affiliates. However, TTG Advisers intends to allocate investment opportunities in a fair and equitable manner. Our Board of Directors has approved a specific policy in this regard which is set forth in this Form 10-K.

8.	Concentration of Market and Credit Risk

Financial instruments that subjected the Company to concentrations of market risk consisted principally of equity investments, subordinated notes, debt instruments and escrow receivables (other than cash equivalents), which represented approximately 76.09% of the Company’s total assets at October 31, 2013. As discussed in Note 9, these investments consist of securities in companies with no readily determinable market values and as such are valued in accordance with the Company’s fair value policies and procedures. The Company’s investment strategy represents a high degree of business and financial risk due to the fact that the investments (other than cash equivalents) are generally illiquid, in small and middle market companies, and include entities with little operating history or entities that possess operations in new or developing industries. These investments, should they become publicly traded, would generally be (i) subject to restrictions on resale, if they were acquired from the issuer in private placement transactions; and (ii) susceptible to market risk. Additionally, we are classified as a non-diversified investment company within the meaning of the 1940 Act, and therefore may invest a significant portion of our assets in a relatively small number of Portfolio Companies in a limited number of industries. At this time, the Company’s investments in short-term securities are in 90-day Treasury Bills and other U.S. Government securities, which are federally guaranteed securities, or other high quality, highly liquid investments. The Company’s cash balances, if not large enough to be invested in 90-day Treasury Bills or other high quality, highly liquid investments, are swept into designated money market accounts or other interest bearing accounts.

The following table shows the portfolio composition by industry grouping at fair value as a percentage of net assets as of October 31, 2013 and 2012.

	October 31, 2013	October 31, 2012
Energy Services	26.12%	23.49%
Medical Device Manufacturer	12.35%	7.96%
Automotive Dealerships	9.89%	9.63%
Electrical Engineering	9.21%	6.22%
Specialty Chemicals	7.27%	19.26%
Manufacturer of Pipe Fittings	6.99%	6.64%
Renewable Energy	5.05%	5.63%
Theme Park	3.80%	3.92%
Soil Remediation	3.38%	3.75%
Iron Foundries	3.32%	1.62%
Distributor - Landscaping and Irrigation Equipment	3.27%	3.18%
Private Equity	2.97%	2.14%
Real Estate Management	2.80%	1.04%
Consumer Services	2.54%	1.79%
Manufacturer of Remediation Materials	2.43%	0.00%
Food Services	2.31%	0.27%
Insurance	1.91%	0.00%
Technology	1.77%	2.79%
Financial Services	1.76%	1.61%
Software	1.21%	0.81%
Manufacturer of Laminate Material and Composites	0.85%	0.39%
Port Facilities	0.37%	0.32%
Consumer Products	0.31%	0.41%
Telecommunications	0.00%	1.80%
Apparel	0.00%	0.00%
Health & Beauty - Retail	0.00%	0.03%
	111.88%	104.70%

The Company is classified as a non-diversified investment company within the meaning of the 1940 Act, and therefore we may invest a significant portion of our assets in a relatively small number of portfolio companies in a limited number of industries. As of October 31, 2013, our largest investment, U.S. Gas, comprised 26.12% of our net assets, and as of October 31, 2012, the fair values of our two largest investments, Summit and U.S. Gas, comprised 19.26% and 23.49% of our net assets, respectively. Beyond the asset diversification requirements associated with our qualification as a RIC, we do not have fixed guidelines for diversification, and while we are not targeting any specific industries, relatively few industries may continue to be significantly represented among our investments. To the extent that we have large positions in the securities of a small number of portfolio companies, we are subject to an increased risk of significant loss should the performance or financial condition of these portfolio companies or their respective industries deteriorate. We may also be more susceptible to any single economic or regulatory occurrence as a result of holding large positions in a small number of portfolio companies.

9.	Portfolio Investments

Pursuant to the requirements of the 1940 Act and ASC 820, we value our portfolio securities at their current market values or, if market quotations are not readily available, at their estimates of fair values. Because our Portfolio Company investments generally do not have readily ascertainable market values, we record these investments at fair value in accordance with Valuation Procedures adopted by our Board of Directors. As permitted by the SEC, the Board of Directors has delegated the responsibility of making fair value determinations to the Valuation Committee, subject to the Board of Directors’ supervision and pursuant to our Valuation Procedures.

The levels of fair value inputs used to measure our investments are characterized in accordance with the fair value hierarchy established by ASC 820. Where inputs for an asset or liability fall in more than one level in the fair value hierarchy, the investment is classified in its entirety based on the lowest level input that is significant to that investment’s fair value measurement. We use judgment and consider factors specific to the investment in determining the significance of an input to a fair value measurement. The three levels of the fair value hierarchy and investments that fall into each of the levels are described below:

•
Level 1: Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. We use Level 1 inputs for investments in publicly traded unrestricted securities for which we do not have a controlling interest. Such investments are valued at the closing price on the measurement date. We did not value any of our investments using Level 1 inputs as of October 31, 2013.

•
Level 2: Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly or other inputs that are observable or can be corroborated by observable market data. Additionally, the Company’s interests in Investment Vehicles that can be withdrawn by the Company at the net asset value reported by such Investment Vehicle as of the measurement date, or within six months of the measurement date, are generally categorized as Level 2 investments. We valued our short-term investment using Level 2 inputs as of October 31, 2013.

•
Level 3: Level 3 inputs are unobservable and cannot be corroborated by observable market data. Additionally, included in Level 3 are the Company’s interests in Investment Vehicles from which the Company cannot withdraw at the net asset value reported by such Investment Vehicles as of the measurement date, or within six months of the measurement date. We use Level 3 inputs for measuring the fair value of substantially all of our investments. See Note 3 for the investment valuation policies used to determine the fair value of these investments.

As noted above, the interests in Investment Vehicles are included in Level 2 or 3 of the fair value hierarchy. In determining the appropriate level, the Company considers the length of time until the investment is redeemable, including notice and lock-up periods and any other restriction on the disposition of the investment. The Company also considers the nature of the portfolios of the underlying Investment Vehicles and such vehicles’ ability to liquidate their investment.

The following fair value hierarchy table sets forth our investment portfolio by level as of October 31, 2013 and 2012 (in thousands):

	October 31, 2013
	Level 1	Level 2	Level 3	Total
Senior/Subordinated Loans and credit facilities	$—	$—	$113,153	$113,153
Common Stock	—	—	19,593	19,593
Preferred Stock	—	—	180,357	180,357
Warrants	—	—	220	220
Other Equity Investments	—	—	126,975	126,975
Escrow receivables	—	—	6,237	6,237
Short-term investments	—	49,827	—	49,827
Total Investments, net	$—	$49,827	$446,535	$496,362

	October 31, 2012
	Level 1	Level 2	Level 3	Total
Senior/Subordinated Loans and credit facilities	$—	$—	$89,502	$89,502
Common Stock	—	—	69,686	69,686
Preferred Stock	—	—	138,089	138,089
Warrants	—	—	34	34
Other Equity Investments	—	—	107,685	107,685
Guarantees	—	—	(825)	(825)
Escrow receivables	—	—	991	991
Total Investments, net	$—	$—	$405,162	$405,162

The following tables sets forth a summary of changes in the fair value of investment assets and liabilities measured using Level 3 inputs for the fiscal years ended October 31, 2013 and October 31, 2012 (in thousands):

	Balances, November 1, 2012	Realized Gains (Losses) (1)	Reversal of Prior Period (Appreciation) Depreciation on Realization (2)	Unrealized Appreciation (Depreciation) (3)	Purchases (4)	Sales (5)	Transfers In & Out of Level 3	Balances, October 31, 2013
Senior/Subordinated Loans and credit facilities	$89,502	$152	$(2)	$(748)	$61,609	$(37,360)	$—	$113,153
Common Stock	69,686	48,281	(44,497)	6,924	5,487	(66,288)	—	19,593
Preferred Stock	138,089	(4,421)	4,505	11,893	30,388	(97)	—	180,357
Warrants	34	—	—	(102)	288	—	—	220
Other Equity Investments	107,685	—	—	17,798	1,522	(30)	—	126,975
Guarantees	(825)	—	—	825	—	—	—	—
Escrow receivables	991	(684)	—	—	6,311	(381)	—	6,237
Total	$405,162	$43,328	$(39,994)	$36,590	$105,605	$(104,156)	$—	$446,535

	Balances, November 1, 2011	Realized Gains (Losses) (1)	Reversal of Prior Period (Appreciation) Depreciation on Realization (2)	Unrealized Appreciation (Depreciation) (3)	Purchases (4)	Sales (5)	Transfers In & Out of Level 3	Balances, October 31, 2012
Senior/Subordinated Loans and credit facilities	$85,587	$(26,650)	$26,525	$(111)	$5,924	$(1,773)	$—	$89,502
Common Stock	94,001	7,235	(7,293)	(9,014)	48	(15,291)	—	69,686
Preferred Stock	146,382	—	—	(8,543)	250	—	—	138,089
Warrants	—	—	—	—	34	—	—	34
Other Equity Investments	123,441	(1,309)	1,350	(24,557)	8,760	—	—	107,685
Guarantees	—	—	—	(825)	—	—	—	(825)
Escrow receivables	1,147	143	—	—	286	(585)	—	991
Total	$450,558	$(20,581)	$20,582	$(43,050)	$15,302	$(17,649)	$—	$405,162

(1)	Included in net realized gain (loss) on investments in the Consolidated Statement of Operations.
(2)
Included in net unrealized appreciation (depreciation) of investments in the Consolidated Statement of Operations related to securities disposed of during the fiscal years ended October 31, 2013 and 2012, respectively.

(3)	Included in net unrealized appreciation (depreciation) of investments in the Consolidated Statement of Operations related to securities held at October 31, 2013 and 2012, respectively.
(4)
Includes increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of discounts, premiums and closing fees and the exchange of one or more existing securities for one or more new securities.

(5)	Includes decreases in the cost basis of investments resulting from principal repayments or sales.

In accordance with ASU 2011-04, the following table summarizes information about the Company’s Level 3 fair value measurements as of October 31, 2013 (Fair Value is disclosed in thousands):

Quantitative Information about Level 3 Fair Value Measurements*

	Fair value as of			Range		Weighted
	10/31/2013	Valuation technique	Unobservable input	Low	High	average (a)

Common Stock (c) (d)	$19,593	Adjusted Net Asset Approach	Discount to Net Asset Value	0.0%	100.0%	0.0%
			Real Estate Appraisals	N/A	N/A	N/A

		Income Approach	Discount Rate	13.3%	15.0%	13.3%

		Market Approach	Revenue Multiple	2.0x	2.0x	2.0x
			EBITDA Multiple	5.0x	9.0x	5.0x
			Forward EBITDA Multiple	5.5x	5.5x	5.5x

Senior/Subordinated loans and credit facilities (b) (d)	$113,153	Adjusted Net Asset Approach	Discount to Net Asset Value	0.0%	0.0%	0.0%
			Real Estate Appraisals	N/A	N/A	N/A

		Market Approach	EBITDA Multiple	5.0x	11.8x	6.5x
			Forward EBITDA Multiple	5.0x	5.0x	5.0x
			Market Quotes	100.0%	100.0%	100.0%

		Income Approach	Discount Rate	13.3%	13.5%	13.4%
			Required Rate of Return	15.0%	16.0%	15.4%

Other Equity Investments (d)	$126,975	Adjusted Net Asset Approach	Discount to Net Asset Value	0.0%	0.0%	0.0%
			Real Estate Appraisals	N/A	N/A	N/A

		Market Approach	EBIT Multiple	8.0x	8.0x	8.0x
			Discount to notional value of CLO equity	20.0%	20.0%	20.0%
			Revenue Multiple	2.0x	2.0x	2.0x
			Forward EBITDA Multiple	5.0x	8.0x	7.5x
			EBITDA Multiple	6.0x	8.0x	7.8x
			Euros per TTM MWhr	€0.70	€0.70	€0.70
			Euros per Expected MWhr new P50	€0.70	€0.70	€0.70

		Income Approach	Discount Rate	7.5%	17.3%	9.6%

Preferred Stock (c)	$180,357	Adjusted Net Asset Approach	Discount to Net Asset Value	0.0%	$0.0	$0.0

		Market Approach	Revenue Multiple	2.0x	2.0x	0.3x
			EBITDA Multiple	5.0x	9.0x	6.5x
			% of AUM	0.8%	0.8%	0.8%
			Illiquidity Discount	30.0%	30.0%	30.0%

		Income Approach	Discount Rate	15.0%	16.5%	16.4%

Warrants	$220	Market Approach	EBITDA Multiple	11.8x	11.8x	11.8x

		Income Approach	Discount Rate	13.5%	23.8%	23.0%
			Illiquidity Discount	25.0%	25.0%	25.0%

		Adjusted Net Asset Approach	Discount to Net Asset Value	0.0%	0.0%	0.0%

Escrow Receivables	$6,237	Adjusted Net Asset Approach	Discount to Net Asset Value	6.0%	100.0%	7.4%

Total	$446,535

Notes:
(a)	Calculated based on fair values.
(b)	Certain investments are priced using non-binding broker or dealer quotes.
(c)	Certain common and preferred stock investments are fair valued based on liquidation-out preferential rights held by the Company.
(d)	Real estate appraisals are performed by independent third parties and the Company does not have reasonable access to the underlying unobservable inputs.
*	The above table excludes certain investments whose fair value is zero due to certain specific situations at the portfolio company level.

ASC 820, which requires entities to change the wording used to describe the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 clarifies the application of existing fair value measurement and disclosure requirements related to the application of the highest and best use and valuation premise concepts for financial and nonfinancial instruments, measuring the fair value of an instrument classified in equity, and disclosures about fair value measurements. ASU 2011-04 requires additional disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy, including the valuation processes used by the reporting entity, the sensitivity of the fair value to changes in unobservable inputs, and the interrelationships between those unobservable inputs, if any.

Following are descriptions of the sensitivity of the Level 3 recurring fair value measurements to changes in the significant unobservable inputs presented in the above table. For securities utilizing the income approach valuation technique, a significant increase (decrease) in the discount rate, risk premium or discount for lack of marketability would result in a significantly lower (higher) fair value measurement. The discount for lack of marketability used to determine fair value may include other factors such as liquidity or credit risk. Generally, a change in the discount rate is accompanied by a directionally similar change in the risk premium and discount for lack of marketability. For securities utilizing the market approach valuation technique, a significant increase (decrease) in the EBITDA, revenue multiple or other key unobservable inputs listed in the above table would result in a significantly higher (lower) fair value measurement. A significant increase (decrease) in the discount for lack of marketability would result in a significantly lower (higher) fair value measurement. The discount for lack of marketability used to determine fair value may include other factors such as liquidity or credit risk. For securities utilizing an adjusted net asset approach valuation technique, a significant increase (decrease) in the price to book value ratio, discount rate or other key unobservable inputs listed in the above table would result in a significantly higher (lower) fair value measurement.

For the Fiscal Year Ended October 31, 2013

During the year ended October 31, 2013, the Company made six new investments, committing capital totaling approximately $62.4 million. The investments were made in Summit ($22.0 million), SCSD ($5.5 million), Prepaid Legal ($9.9 million), Morey’s ($8.0 million), Biogenic ($9.5 million) and Advantage ($7.5 million).

During the year ended October 31, 2013, the Company made nine follow-on investments into five existing portfolio companies totaling approximately $33.3 million. On November 26, 2012, the Company loaned an additional $8.0 million to JSC Tekers, increasing the secured loan amount to $12.0 million. The interest rate remains at 8% per annum and the maturity date was extended to December 31, 2014. On February 15, 2013 and May 7, 2013, the Company contributed a total of approximately $1.1 million to the PE Fund related to expenses and an additional investment in Plymouth Rock Energy, LLC. As of October 31, 2013, the PE Fund has invested in Plymouth Rock Energy, LLC, Gibdock Limited and Focus Pointe Holdings, Inc. On June 11, 2013, the Company invested $22.6 million in Ohio Medical in the form of 7,477 shares of series C convertible preferred stock. This follow-on investment replaced the guarantee the Company had with Ohio Medical. The guarantee is no longer a commitment of the Company. On August 2, 2013, the Company increased its common equity interest in MVC Automotive by approximately $133,000. During the year ended October 31, 2013, the Company loaned an additional $1.5 million to Biovation, increasing the loan amount to approximately $3.1 million. The Company also received warrants at no cost. The Company allocated a portion of the cost basis of the additional loan to the warrants at the time the investment was made.

On December 17, 2012, the Company received a dividend from Vestal of approximately $426,000.

On December 17, 2012, the Company realized a loss of approximately $2.0 million on the 21,064 common shares of Lockorder Limited, a Legacy Investment, which had a fair value of $0.

On December 19, 2012, MVC Automotive made a principal payment of approximately $2.0 million on its bridge loan. As of October 31, 2013, the balance of the bridge loan was approximately $1.6 million.

On December 31, 2012, the Company received a distribution from NPWT of approximately $89,000, which was characterized as a return of capital. Of the $89,000 distribution, approximately $5,000 was related to the common stock and reduced its cost basis. The remaining $84,000 was related to the preferred stock and recorded as a capital gain as the cost basis of the preferred stock had already been reduced to $0.

On February 8, 2013, the Company received a $70,000 dividend from Marine.

On February 13, 2013, the Company announced the signing of a definitive agreement to sell Summit to an affiliate of One Rock Capital Partners, LLC, subject to regulatory approvals, which were received on February 25, 2013, and the satisfaction of other customary closing conditions, including an escrow. Prior to the completion of the transaction, the Company and other existing Summit shareholders purchased SCSD from Summit. The Company invested approximately $5.5 million for 784 shares of class B common stock. SCSD provides custom spray drying products to the food, pharmaceutical, nutraceutical, flavor and fragrance industries. On March 29, 2013, the Company received gross equity proceeds of approximately $66.3 million, resulting in a realized gain of approximately $49.5 million from the transaction, a $3.6 million premium to the last reported fair market value placed on Summit by the Company’s Valuation Committee as of January 31, 2013. The $66.3 million of proceeds includes approximately $6.3 million held in escrow, which had a fair value of approximately $5.9 million as of October 31, 2013. The decrease in the escrow fair value of approximately $400,000 was recorded as a realized loss. Also, as part of the sale, the $12.1 million second lien loan to Summit was repaid in full, including all accrued interest. The Company then provided Summit with a $22.0 million second lien loan with an annual interest rate of 14% and a maturity date of October 1, 2018.

On February 27, 2013, the Company realized a loss of approximately $4.5 million on the 602,131 preferred shares of DPHI, Inc., a Legacy Investment formerly DataPlay, Inc., which had a fair value of $0.

On June 10, 2013, Teleguam repaid its $7.0 million second lien loan in full, including all accrued interest.

On July 1, 2013, Prepaid Legal repaid its tranches A and B term loans in full including all accrued interest. Total proceeds received were approximately $6.8 million.

During the year ended October 31, 2013, the Company received dividend payments from U.S. Gas totaling approximately $7.6 million.

During the year ended October 31, 2013, Marine made principal payments totaling $900,000 on its senior subordinated loan. As of October 31, 2013, the balance of the loan was approximately $11.4 million.

During the year ended October 31, 2013, Custom Alloy made principal payments of approximately $8.2 million on its loan. As of October 31, 2013, the outstanding balance of the loan was approximately $7.5 million.

During the quarter ended January 31, 2013, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $4,000 and series B preferred stock by approximately $836,000, Turf equity interest by $180,000, MVC Automotive equity interest by approximately $2.2 million, Octagon equity interest by $450,000, Tekers common stock by $234,000, Vestal common stock by approximately $1.7 million, Pre-Paid Legal term loans A and B by a total of approximately $119,000, RuMe preferred stock by $423,000, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $12,000, Centile equity interest by $90,000 and Security Holdings equity interest by $3.0 million. In addition, increases in the cost basis and fair value of the loans to Custom Alloy, Marine, Summit, Freshii and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $648,977. The Valuation Committee also decreased the fair value of the Company’s investments in SGDA Europe equity interest by approximately $1.7 million, HH&B common stock by $100,000, NPWT preferred stock by approximately $84,000 due to the distribution received, and Velocitius equity interest by approximately $1.1 million. The Valuation Committee also determined to increase the liability associated with the Ohio Medical guarantee by $350,000. Also, during the quarter ended January 31, 2013, the undistributed allocation of flow through losses from the Company’s equity investment in Octagon decreased the cost basis and fair value of this investment by approximately $30,000.

During the quarter ended April 30, 2013, the Valuation Committee increased the fair value of the Company’s investments in MVC Automotive equity interest by approximately $665,000, NPWT preferred and common stock by a total of approximately $70,000, Security Holdings equity interest by approximately $4.0 million, SGDA Europe equity interest by approximately $614,000, Turf equity interest by $412,000, Vestal common stock by approximately $1.4 million, Centile equity interest by $505,000, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $1.7 million and Freshii warrant by approximately $5,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $453,990. The Valuation Committee also decreased the fair value of the Company’s investments in Ohio Medical Preferred stock by $4.6 million, Tekers common stock by $218,000, Velocitius equity interest by approximately $1.2 million, JSC Tekers secured loan by $1.0 million and the Biovation loan and warrant by a total of approximately $50,000. The Valuation Committee also determined to remove the liability associated with the Ohio Medical guarantee, which had a fair value as of January 31, 2013 of approximately $1.2 million. Also, during the quarter ended April 30, 2013, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $110,000.

During the quarter ended July 31, 2013, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $22,000 and series B preferred stock by approximately $5.0 million, Security Holdings equity interest by approximately $1.9 million, U.S. Gas convertible series I preferred stock by $11.6 million, Vestal common stock by $1.0 million, Centile equity interest by $474,000 and the Biovation bridge loan by approximately $135,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii, Biovation and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $1,198,394. The Valuation

Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $201,000 due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in NPWT preferred and common stock by a total of approximately $210,000, SGDA Europe equity interest by approximately $187,000, Velocitius equity interest by approximately $116,000, Freshii warrant by approximately $8,000, Biovation warrant by $82,000 and the MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $85,000. Also, during the quarter ended July 31, 2013, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $70,000.

During the quarter ended October 31, 2013, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $18,000 and series B preferred stock by approximately $4.1 million, Security Holdings equity interest by approximately $3.4 million, Vestal common stock by $2.7 million, Centile equity interest by $568,000, MVC Automotive equity interest by approximately $779,000, NPWT preferred and common stock by a total of approximately $19,000, SGDA Europe equity interest by approximately $141,000, Velocitius equity interest by approximately $505,000, Tekers common stock by $214,000, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $649,000, Pre-Paid Legal second lien loan by approximately $144,000 and the Biovation bridge loan by approximately $87,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii, Biovation, Biogenic and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $968,538. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $900,000 due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in the Freshii warrant by approximately $12,000, RuMe preferred stock by $750,000, Ohio Medical Preferred stock by $1.9 million and Foliofn preferred stock by approximately $3.8 million. Also, during the quarter ended October 31, 2013, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $97,000.

During the year ended October 31, 2013, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $44,000 and series B preferred stock by approximately $10.0 million, Octagon equity interest by $450,000, Pre-Paid Legal term loans A and B by a total of approximately $119,000, MVC Automotive equity interest by approximately $3.7 million, Security Holdings equity interest by approximately $12.2 million, Turf equity interest by $592,000, Vestal common stock by approximately $6.8 million, U.S. Gas convertible series I preferred stock by $11.6 million, Pre-Paid Legal second lien loan by approximately $144,000, Centile equity interest by approximately $1.6 million, Biovation loan by approximately $177,000, Tekers common stock by $230,000 and the MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $2.2 million. In addition, increases in the cost basis and fair value of the loans to Custom Alloy, Marine, Summit, Freshii, Biogenic and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $3,269,909. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $1.1 million due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the

Company’s investments in Ohio Medical Preferred stock by $6.5 million, SGDA Europe equity interest by approximately $1.2 million, NPWT preferred and common stock by a total of approximately $205,000, Freshii warrant by approximately $15,000, Foliofn preferred stock by approximately $3.8 million, RuMe preferred stock by $327,000, HH&B common stock by $100,000, Velocitius equity interest by approximately $1.9 million, JSC Tekers secured loan by $1.0 million and the Biovation warrant by $87,000. The Valuation Committee also determined to remove the liability associated with the Ohio Medical guarantee which had a net change of $825,000. Also, during the fiscal year ended October 31, 2013, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $247,000.

At October 31, 2013, the fair value of all portfolio investments, exclusive of short-term investments and escrow receivables, was $440.3 million with a cost basis of $372.0 million. At October 31, 2013, the fair value and cost basis of the Legacy Investments was $7.0 million and $23.8 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team was $433.3 million and $348.2 million, respectively. At October 31, 2012, the fair value of all portfolio investments, exclusive of short-term investments and escrow receivables, was $404.2 million with a cost basis of $332.4 million. At October 31, 2012, the fair value and cost basis of the Legacy Investments were $10.8 million and $30.3 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team were $393.4 million and $302.1 million, respectively.

For the Fiscal Year Ended October 31, 2012

During the fiscal year ended October 31, 2012, the Company made two new investments, committing capital totaling $2.5 million. The investments were made in Freshii ($1.0 million) and Biovation ($1.5 million).

During the fiscal year ended October 31, 2012, the Company made nine follow-on investments in five existing Portfolio Companies totaling approximately $8.8 million. The Company, through MVC Partners Limited Partnership interest and MVCFS’ General Partnership interest, contributed approximately $8.2 million of its $20.1 million capital commitment to the PE Fund, which as of October 31, 2012, has invested in Plymouth Rock Energy, LLC, Gibdock Limited and Focus Pointe Holdings, Inc. On February 1, 2012, the Company made an equity investment in SHL Group Limited of approximately $48,000 for an additional 9,568 shares of common stock. On September 17, 2012, the Company loaned SGDA $360,000, increasing the term loan to approximately $6.5 million at October 31, 2012 and extended the maturity date to August 31, 2014. On October 3, 2012, the Company increased its common equity interest in Centile by approximately $173,000, which was fair valued at $3.1 million as of October 31, 2012.

On November 30, 2011, as part of the Ohio Medical debt refinancing, the Company agreed to guarantee a series B preferred stock tranche of equity. As of October 31, 2012, the amount guaranteed was approximately $21.1 million and the guarantee obligation was fair valued at $825,000 by the Valuation Committee.

On December 12, 2011, BP filed for Chapter 11 protection in New York with agreement to turn ownership over to secured lenders under a bankruptcy reorganization plan. On June 20, 2012, BP completed the bankruptcy process which resulted in a realized loss of approximately $23.4 million on the Company’s second lien loan, term loan A and term loan B. As a result of the bankruptcy process, the Company received a limited liability company interest in BPC.

On December 28, 2011, the Company received its third scheduled disbursement from the Vitality escrow of approximately $585,000. The escrow was fair valued at approximately $472,000 as of October 31, 2012.

On March 7, 2012, the board of directors of Summit approved a recapitalization and declared a $15.0 million dividend, of which $12.0 million was paid to the Company, resulting in a $12.0 million reduction in the fair value of the common stock.

On March 23, 2012, the Company sold its shares in the Octagon Fund for approximately $3.0 million resulting in a realized gain of approximately $18,000. The Company received approximately $2.9 million of the $3.0 million with the remaining proceeds of approximately $152,000 to be distributed when the Octagon Fund’s fiscal year audit is complete. The Company received additional proceeds of approximately $86,000 over the life of the investment.

On June 27, 2012, IPC completed the liquidation process filed under Chapter 7. There was no realized gain or loss as a result of the liquidation.

On July 10, 2012, the Company sold its 21,064 common shares of Safestone Limited, a Legacy Investment, which had a fair value of $0. The amount received from the sale was approximately $50,000 and resulted in a realized loss of approximately $2.0 million.

On August 9, 2012, the Company sold its common shares of SHL Group Limited and received gross proceeds of approximately $15.3 million, resulting in a realized gain of approximately $9.2 million. The $15.3 million in proceeds included all transaction expenses and approximately $225,000 held in escrow, which had a fair value of $135,000 as of October 31, 2012.

On October 12, 2012, the Company received a dividend from U.S. Gas of approximately $2.4 million. U.S. Gas’ board approved an initial dividend to its shareholders, with future distributions projected to be paid quarterly. The Company anticipated receiving dividends from U.S. Gas for as long as it maintains its equity investment in U.S. Gas, and its cash flows can support the dividend. Each quarterly dividend must be approved by U.S. Gas’s board of directors and be permissible under its gas and electric supply credit agreement.

During the fiscal year ended October 31, 2012, Marine Exhibition Corporation (“Marine”) made principal payments totaling $600,000 on its senior subordinated loan. As of October 31, 2012, the balance of the loan was approximately $11.8 million.

During the fiscal year ended October 31, 2012, Pre-Paid Legal made principal payments on its tranche A term loan totaling approximately $976,000. The outstanding balance of the tranche A term loan was approximately $3.0 million.

During the fiscal year ended October 31, 2012, the Company realized a loss on its investment in MVC Partners of approximately $1.4 million. Please see Note 2 above for more information.

During the quarter ended January 31, 2012, the Valuation Committee increased the fair value of the Company’s investments in Octagon Fund by approximately $84,000, SGDA Europe equity interest by $265,000, Turf equity interest by $500,000 and Security Holdings equity interest by $205,000. The Valuation Committee also increased the fair values of the Company’s escrow receivables related to Vitality by $130,000 and Vendio by approximately $13,000. In addition, increases in the cost basis and fair value of the loans to Custom Alloy, Marine, Summit and U.S. Gas and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $759,466. The Valuation Committee also decreased the fair value of the Company’s investments in BP term loan A by $100,000, HH&B common stock by $500,000, MVC Automotive equity interest by approximately $7.5 million, MVC Partners equity interest by approximately $326,000, MVCFS’ General Partnership interest in the PE Fund by approximately $8,000, NPWT common and preferred stock by approximately $6,000 and $120,000, respectively, Tekers common stock by $280,000, Velocitius equity interest by approximately $1.9 million. The Valuation Committee also determined to value the liability associated with the Ohio Medical guarantee at $700,000. Also, during the quarter ended January 31, 2012, the undistributed allocation of flow through losses from the Company’s equity investment in Octagon decreased the cost basis and fair value of this investment by approximately $112,000.

During the quarter ended April 30, 2012, the Valuation Committee increased the fair value of the Company’s investments in Vestal common stock by $1.2 million, MVC Automotive equity interest by $106,000, Security Holdings equity interest by $101,000, SGDA Europe equity interest by $33,000, Tekers common stock by $4,000 and Octagon Fund by approximately $143,000. In addition, increases in the cost basis and fair value of the loans to Custom Alloy, Marine, Summit, U.S. Gas, Freshii and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $775,585. The Valuation Committee also decreased the fair value of the Company’s investments in HH&B common stock by $100,000, MVC Partners equity interest by approximately $113,000, MVCFS’ General Partnership interest in the PE Fund by approximately $3,000, and Velocitius equity interest by approximately $2.1 million. Also, during the quarter ended April 30, 2012, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $94,000.

During the quarter ended July 31, 2012, the Valuation Committee increased the fair value of the Company’s investments in Vestal common stock by approximately $1.2 million and RuMe preferred stock by approximately $417,000. In addition, increases in the cost basis and fair value of the loans to Custom Alloy, Marine, Summit, U.S. Gas, Freshii and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $759,887. The Valuation Committee also decreased the fair value of the Company’s investments in BPC equity interest by $180,000, HH&B common stock by $150,000, MVC Automotive equity interest by approximately $1.1 million, MVC Partners equity interest by approximately $565,000, Security Holdings equity interest by approximately $6.5 million, SGDA Europe equity interest by approximately $3.1 million, Tekers common stock by $141,000, Turf equity interest by $618,000 and Velocitius equity interest by approximately $1.9 million. Also, during the quarter ended July 31, 2012, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $107,000.

During the quarter ended October 31, 2012, the Valuation Committee increased the fair value of the Company’s investments in Vestal common stock by approximately $1.8 million, Octagon equity interest by $700,000, Velocitius equity interest by approximately $2.5 million, Turf equity interest by $271,000, SGDA Europe equity interest by $239,000, Tekers common stock by $139,000 and MVCFS’ General Partnership interest in the PE Fund by approximately $13,000. In addition, increases in the cost basis and fair value of the loans to Custom Alloy, Marine, Summit, U.S. Gas, Freshii and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $836,104. The Valuation Committee also decreased the fair value of the Company’s investments in HH&B common stock by $150,000, MVC Automotive equity interest by $362,000, MVC Partners equity interest by approximately $71,000, Security Holdings equity interest by approximately $3.0 million, Ohio Medical preferred stock and guarantee by $8.4 million and $125,000, respectively, NPWT common and preferred stock by approximately $25,000 and $440,000, respectively, and Centile equity interest by approximately $34,000. Also, during the quarter ended October 31, 2012, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $99,000.

During the fiscal year ended October 31, 2012, the Valuation Committee increased the fair value of the Company’s investments in Octagon Fund by approximately $227,000, RuMe preferred stock by approximately $417,000, Turf equity interest by approximately $153,000, MVCFS’ General Partnership interest in the PE Fund by approximately $1,000, Octagon equity interest by $700,000 and Vestal common stock by approximately $4.2 million. The Valuation Committee also increased the fair values of the Company’s escrow receivables related to Vitality by $130,000 and Vendio by approximately $13,000. In addition, increases in the cost basis and fair value of the loans to Custom Alloy, Marine, Summit U.S. Gas, and Freshii and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $3,131,042. The Valuation Committee also decreased the fair value of the Company’s investments in BP term loan A by $100,000, HH&B common stock by $900,000, MVC Automotive equity interest by approximately $8.9 million, SGDA Europe equity interest by approximately $2.6 million, Security Holdings equity interest by approximately $9.2 million, BPC equity interest by $180,000, MVC Partners equity interest by approximately $1.1 million, NPWT common and preferred stock by approximately $31,000 and $560,000, respectively, Tekers common stock by $278,000, Velocitius equity interest by approximately $3.4 million, Ohio Medical preferred stock by $8.4 million, Centile equity interest by approximately $34,000 and valued the liability associated with the Ohio Medical guarantee at $825,000. Also, during the fiscal year ended October 31, 2012, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $188,000.

At October 31, 2012, the fair value of all portfolio investments, exclusive of short-term investments and escrow receivables, was $404.2 million with a cost basis of $332.4 million. At October 31, 2012, the fair value and cost basis of the Legacy Investments were $10.8 million and $30.3 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team were $393.4 million and $303.5 million, respectively. At October 31, 2011, the fair value of all portfolio investments, exclusive of short-term investments and escrow receivables, was $452.2 million, with a cost basis of $358.2 million. At October 31, 2011, the fair value and cost basis of portfolio investments of the Legacy Investments was $10.8 million and $32.3 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team was $441.4 million and $325.9 million, respectively.

10.	Commitments and Contingencies

Commitments to/for Portfolio Companies:

At October 31, 2013, the Company’s existing commitments to Portfolio Companies consisted of the following:

Portfolio Company	Amount Committed	Amount Funded at October 31, 2013
Turf	$1.0 million	$1.0 million
MVC Private Equity Fund LP	$20.1 million	$9.3 million
Total	$21.1 million	$10.3 million

Guarantees

As of October 31, 2013, the Company had the following commitments to guarantee various loans and mortgages:

Guarantee	Amount Committed	Amount Funded at October 31, 2013
MVC Automotive	$5.4 million	—
Tekers	$68,000	—
Total	$5.5 million	—

ASC 460, Guarantees, requires the Company to estimate the fair value of the guarantee obligation at its inception and requires the Company to assess whether a probable loss contingency exists in accordance with the requirements of ASC 450, Contingencies. At October 31, 2013, the Valuation Committee estimated the fair values of the guarantee obligations noted above to be $0.

These guarantees are further described below, together with the Company’s other commitments.

On July 19, 2007, the Company agreed to guarantee a 1.4 million Euro mortgage for Tekers. The guarantee had a commitment of approximately 50,000 euros at October 31, 2013, equivalent to approximately $68,000.

On January 16, 2008, the Company agreed to support a 4.0 million Euro mortgage for a Ford dealership owned and operated by MVC Automotive (equivalent to approximately $5.4 million at October 31, 2013) through making financing available to the dealership and agreeing under certain circumstances not to reduce its equity stake in MVC Automotive. The Company has consistently reported the amount of the guarantee as 4.0 million Euro. The Company and MVC Automotive continue to view this amount as the full amount of our commitment. Erste Bank, the bank extending the mortgage to MVC Automotive, believes, based on a different methodology, that the balance of the guarantee as of October 31, 2013 is approximately 7.2 million Euro (equivalent to approximately $9.8 million).

On July 31, 2008, the Company extended a $1.0 million loan to Turf in the form of a secured junior revolving note. The note bears annual interest at 6.0% and expires on January 31, 2014.

On July 31, 2008, Turf borrowed $1.0 million from the secured junior revolving note. At October 31, 2013, the outstanding balance of the secured junior revolving note was $1.0 million.

On March 31, 2010, the Company pledged its Series I and Series J preferred stock of U.S. Gas to Macquarie Energy, LLC (“Macquarie Energy”) as collateral for Macquarie Energy’s trade supply credit facility to U.S. Gas.

On October 29, 2010, through MVC Partners and MVCFS, the Company committed to invest approximately $20.1 million in the PE Fund, for which an indirect wholly-owned subsidiary of the Company serves as GP. The PE Fund closed on approximately $104 million of capital commitments. During the fiscal year ended October 31, 2012 and thereafter, MVC Partners was consolidated with the operations of the Company as MVC Partners’ limited partnership interest in the PE Fund is a substantial portion of MVC Partners operations. As of October 31, 2013, $9.3 million of the Company’s commitment was contributed.

On April 26, 2011, the Company agreed to collateralize a 5.0 million Euro letter of credit from JPMorgan Chase Bank, N.A., which is classified as restricted cash on the Company’s consolidated balance sheet. This letter of credit is being used as collateral for a project guarantee by AB DnB NORD bankas to Security Holdings.

On November 30, 2011, as part of Ohio Medical’s refinancing of their debt, the Company agreed to guarantee a series B preferred stock tranche of equity with a 12% coupon for the first 18 months it is outstanding. After that initial period, the rate increases by 400bps to 16% for the next 6 months and increases by 50 bps (.5%) each 6 month period thereafter. This guarantee required the Company to assume this tranche of the Series B preferred stock if the Company was able to make Non-Diversified Investments. As mentioned above, the guarantee is no longer a commitment of the Company.

Commitments of the Company

Effective November 1, 2006, under the terms of the Investment Advisory and Management Agreement with TTG Advisers, which has since been amended and restated (the “Advisory Agreement”), and described in Note 4 of the consolidated financial statements, “Management”, TTG Advisers is responsible for providing office space to the Company and for the costs associated with providing such office space. The Company’s offices continue to be located on the second floor of 287 Bowman Avenue, Purchase, New York 10577.

On April 27, 2006, the Company and MVCFS, as co-borrowers, entered into a four-year, $100 million Credit Facility, consisting of $50.0 million in term debt and $50.0 million in revolving credit, with Guggenheim as administrative agent for the lenders. On April 13, 2010, the Company renewed the Credit Facility for three years. The Credit Facility consisted of a $50.0 million term loan with an interest rate of LIBOR plus 450 basis points with a 1.25% LIBOR floor and had a maturity date of April 27, 2013.

On February 19, 2013, the Company sold $70.0 million of Senior Notes in a public offering. The Senior Notes will mature on January 15, 2023 and may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after April 15, 2016. The Senior Notes will bear interest at a rate of 7.25% per year payable quarterly on January 15, April 15, July 15, and October 15 of each year, beginning April 15, 2013. The Company had also granted the underwriters a 30-day option to purchase up to an additional $10.5 million of Senior Notes to cover overallotments. The additional $10.5 million in principal was purchased and the total principal amount of the Senior Notes totaled $80.5 million. The net proceeds to the Company from the sale of the Senior Notes, after offering expenses, were approximately $77.4 million. The offering expenses incurred are amortized over the term of the Senior Notes.

On February 26, 2013, the Company received the funds related to the Senior Notes offering, net of expenses, and subsequently repaid the Credit Facility in full, including all accrued interest. The Company intends to use the excess net proceeds after the repayment of the Credit Facility for general corporate purposes, including, for example, investing in portfolio companies according to our investment objective and strategy, repurchasing shares pursuant to the share repurchase program adopted by our Board of Directors, funding distributions, and/or funding the activities of our subsidiaries.

On May 3, 2013, the Company sold approximately $33.9 million of additional Senior Notes in a direct offering. The additional Senior Notes will also mature on January 15, 2023 and may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after April 15, 2016. The Notes will also bear interest at a rate of 7.25% per year payable quarterly on January 15, April 15, July 15, and October 15 of each year. As of October 31, 2013, the total outstanding amount of the Senior Notes was approximately $114.4 million with a market value of approximately $115.0 million. The market value of the Senior Notes is based on the closing price of the security as of October 31, 2013 on the New York Stock Exchange (NYSE:MVCB).

On July 31, 2013, the Company entered into a one-year, $50 million revolving credit facility (“Credit Facility II”) with Branch Banking and Trust Company (“BB&T”). During the year ended October 31, 2013, the Company’s net borrowings on Credit Facility II were $50.0 million, resulting in an outstanding balance of $50 million at October 31, 2013. Credit Facility II will be used to provide the Company with better overall financial flexibility in managing its investment portfolio. Borrowings under Credit Facility II bear interest at LIBOR plus 100 basis points. In addition, the Company is also subject to a 25 basis point commitment fee for the average amount of Credit Facility II that is unused during each fiscal quarter. The Company paid a closing fee, legal and other costs associated with this transaction. These costs will be amortized over the life of the facility. Borrowings under Credit Facility II will be secured by cash, short-term and long-term U.S. Treasury securities and other governmental agency securities.

The Company enters into contracts with Portfolio Companies and other parties that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements is unknown. However, the Company has not experienced claims or losses pursuant to these contracts and believes the risk of loss related to indemnifications to be remote.

11.	Certain Issuances of Equity Securities by the Issuer and Share Repurchase Program

On April 23, 2010, the Company’s Board of Directors approved a share repurchase program authorizing up to $5.0 million for share repurchases. The share repurchase program was substantially completed during the quarter ended April 30, 2011. Under the program, 380,105 shares were repurchased at an average price of $13.06, including commission, with a total cost of approximately $5.0 million. The Company’s net asset value per share was increased by approximately $0.07 as a result of the share repurchases. The following table represents our stock repurchase program for the fiscal year ended October 31, 2011.

Period	Total Number of Shares Purchased	Average Price Paid per Share including commission	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
As of October 30, 2011	306,100	$13.06	306,100	$1,000,872
April 1, 2011 - April 30, 2011	74,005	$13.06	74,005	$34,217
Total	380,105	$13.06	380,105	$34,217

On July 19, 2011, the Company’s Board of Directors approved a share repurchase program authorizing up to $5.0 million for share repurchases. No shares were repurchased under this new repurchase program as of October 31, 2012.

On April 3, 2013 the Company’s Board of Directors authorized an expanded share repurchase program to opportunistically buy back shares in the market in an effort to narrow the market discount of its shares. The previously authorized $5 million limit has been eliminated. Under the repurchase program, shares may be repurchased from time to time at prevailing market prices. The repurchase program does not obligate the Company to acquire any specific number of shares and may be discontinued at any time. The following table represents our stock repurchase program for the fiscal year ended October 31, 2013.

Period	Total Number of Shares Purchased	Average Price Paid per Share including commission	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares Purchased Under the Program
As of October 31, 2012	—	—	—	—
For the Year Ended October 31, 2013	1,299,294	$12.83	1,299,294	$16,673,207
Total	1,299,294	$12.83	1,299,294	$16,673,207

We had no unregistered sales of equity securities for the fiscal year ended October 31, 2013.

12.	Tax Matters

Return of Capital Statement of Position (ROCSOP) Adjustment: During the year ended October 31, 2013, the Company recorded a reclassification for permanent book to tax differences. These differences were primarily due to book/tax treatment of partnership income. These differences resulted in a net decrease in accumulated losses of $4,951,005, a decrease in accumulated net realized loss of $535,610, and a decrease in additional paid-in capital of $5,486,615. This reclassification had no effect on net assets.

Distributions to Shareholders: The table presented below includes MVC Capital, Inc. only. The Company’s wholly-owned subsidiary MVCFS has not been included. As of October 31, 2013, the components of accumulated earnings/ (deficit) on a tax basis were as follows:

Tax Basis Accumulated Earnings (Deficit)
Accumulated capital and other losses	$(906,240)
Gross unrealized appreciation	138,615,861
Gross unrealized depreciation	(71,966,905)
Net unrealized appreciation	$66,648,956
Total tax basis accumulated earnings	$65,725,544
Tax cost of investments	$373,360,857

Current year distributions to shareholders on a tax basis

Ordinary income	$12,526,704

Prior year distributions to shareholders on a tax basis

Ordinary income	$11,152,071
Return of Capital	$686,835

On October 31, 2013, the Company had a net capital loss carryforward of $906,240 of which $906,240 will expire in the year 2019. To the extent future capital gains are offset by capital loss carryforwards, such gains need not be distributed.

Qualified Dividend Income Percentage

The Company designated 64.96% of dividends declared and paid during the year ending October 31, 2013 from net operating income as qualified dividend income under the Jobs Growth and Tax Relief Reconciliation Act of 2003.

Corporate Dividends Received Deduction Percentage

Corporate shareholders may be eligible for the dividends received deduction for certain ordinary income distributions paid by the Company. The Company designated 64.96% of dividends declared and paid during the year ending October 31, 2013 from net operating income as qualifying for the dividends received deduction. The deduction is a pass through of dividends paid by domestic corporations (i.e. only equities) subject to taxation.

13.	Income Taxes

The Company’s wholly-owned subsidiary MVCFS is subject to federal and state income tax. For the fiscal year ended October 31, 2013, the Company recorded a tax provision of $3,600. For the fiscal year ended October 31, 2012, the Company recorded a tax provision of $3,997. For the fiscal year ended October 31, 2011, the Company recorded a tax provision of $13,557. The provision for income taxes was comprised of the following:

	Fiscal Year ended
	October 31, 2013	October 31, 2012	October 31, 2011
Current tax (benefit) expense:
Federal	$—	$—	$11,363
State	3,600	3,997	2,194
Total current tax (benefit) expense	3,600	3,997	13,557

Deferred tax expense (benefit):
Federal	—	—	—
State	—	—	—
Total deferred tax expense (benefit)	—	—	—

Total tax (benefit) provision	$3,600	$3,997	$13,557

The following table summarizes the significant differences between the U.S. federal statutory tax rate and the Company’s effective tax rate for financial statement purposes for the fiscal years ended October 31, 2013, 2012 and 2011:

	Fiscal Year Ended
	October 31, 2013	October 31, 2012	October 31, 2011
Federal income tax benefit at statutory rate	$(917,457)	$(1,328,162)	$(1,503,159)
State income taxes, net of federal benefit	(222,388)	(317,105)	(350,409)
Other	—	(7,414)	11,363
Net change to valuation allowance	1,143,445	1,656,678	1,855,762
	$3,600	$3,997	$13,557

The Company generated a net operating loss of approximately $2.9 million in the current year for federal and New York state purposes. The net operating loss will be carried forward to offset federal taxable income in future years. As of October 31, 2013, the Company has the following NOL available to be carried forward:

NOL - Federal	NOL — New York State	Fiscal Year of NOL	Expiration

$—	$29,673	October 31, 2007	October 31, 2027
$1,411,365	$2,284,298	October 31, 2008	October 31, 2028
$2,585,262	$2,780,861	October 31, 2009	October 31, 2029
$3,969,891	$3,968,135	October 31, 2010	October 31, 2030
$5,286,401	$5,284,207	October 31, 2011	October 31, 2031
$3,660,070	$3,656,073	October 31, 2012	October 31, 2032
$2,904,408	$2,900,808	October 31, 2013	October 31, 2033

Due to the uncertainty surrounding the ultimate utilization of these net operating losses, the Company has recorded a 100% valuation allowance against its federal and state net deferred tax assets totaling approximately $6,846,134 and $1,794,000, respectively.

Deferred income tax balances for MVCFS reflect the impact of temporary difference between the carrying amount of assets and liabilities and their tax bases and are stated at tax rates expected to be in effect when taxes are actually paid or recovered. The components of our deferred tax assets and liabilities for MVCFS as of October 31, 2013, October 31, 2012 and October 31, 2011 were as follows:

	October 31, 2013	October 31, 2012	October 31, 2011
Deferred tax assets:
Deferred revenues	$89,958	$176,889	$106,258
Net operating loss	8,486,145	7,255,703	5,705,083
Others	64,502	64,567	29,140
Total deferred tax assets	$8,640,605	$7,497,160	$5,840,482

Valuation allowance on Deferred revenues and Net operating loss	$(8,640,605)	$(7,497,160)	$(5,840,482)

Net deferred tax assets	$—	$—	$—

Deferred tax liabilities:
Deferred tax liabilities	—	—	—

Total deferred tax liabilities	—	—	—

Net deferred taxes	$—	$—	$—

14.	Segment Data

The Company’s reportable segments are its investing operations as a business development company, MVC Capital, which includes MVC Cayman and MVCFS.

The following table presents book basis segment data for the fiscal year ended October 31, 2013:

	MVC	MVCFS	Consolidated

Interest and dividend income	$19,621,418	$91	$19,621,509
Fee income	254,741	2,598,076	2,852,817
Fee income - asset management	—	1,795,372	1,795,372
Other income	492,743	—	492,743
Total operating income	20,368,902	4,393,539	24,762,441

Total operating expenses	21,209,874	7,144,162	28,354,036
Less: Waivers by Adviser	(150,000)	—	(150,000)
Total net operating expenses	21,059,874	7,144,162	28,204,036

Net operating loss before taxes	(690,972)	(2,750,623)	(3,441,595)
Tax expense	—	3,600	3,600
Net operating loss	(690,972)	(2,754,223)	(3,445,195)
Net realized gain on investments	43,664,918	—	43,664,918
Net unrealized (depreciation) appreciation on investments	(3,537,460)	54,587	(3,482,873)
Net increase (decrease) in net assets resulting from operations	39,436,486	(2,699,636)	36,736,850

In all periods prior to July 16, 2004, all business was conducted through MVC Capital, Inc.

15.	Subsequent Events

On November 1, 2013, Custom Alloy made a $500,000 principal payment on its loan.

On November 1, 2013, Turf repaid its junior revolving note in full including all accrued interest. The junior revolving note is no longer a commitment of the Company. Turf also made a $4.5 million principal payment on its senior subordinated loan, resulting in an outstanding balance of approximately $3.9 million. The Company also guaranteed $1.0 million of Turf’s indebtedness to Berkshire Bank.

On November 13, 2013, the Company loaned $4.0 million to Security Holdings in the form of a 5% cash bridge loan with a maturity date of February 15, 2014.

On November 19, 2013, the Company increased its common equity interest in Centile by $100,000.

On November 19, 2013, the Company invested an additional $5.0 million into MVC Automotive in the form of common equity interest. Also on November 19, 2013, the MVC Automotive bridge loan, of approximately $1.8 million including accrued interest, was converted to common equity interest.

On December 16, 2013, the Company announced the termination of its agreement to sell U.S. Gas to United States Gas & Electric Holdings, Inc. (“US Holdings”), a company organized to acquire U.S. Gas. US Holdings was unable to satisfy the closing conditions of the original agreement (October 4, 2013) and subsequently submitted a transaction termination notice to the Company on December 10, 2013.

On December 20, 2013, the Company announced that its Board of Directors has declared a dividend of $0.135 per share to be distributed to shareholders for the first quarter of fiscal 2014. The dividend is payable on January 7, 2014 to shareholders of record on December 31, 2013.

On December 23, 2013, the Company loaned $3.3 million to RuMe in the form of a senior secured loan with an interest rate of 12% and a maturity date of April 4, 2014. On December 31, 2013, the Company also purchased warrants for shares of common non-voting stock for a nominal amount.

On January 2, 2014, the Company loaned $7.0 million to Morey’s, increasing the second lien loan amount to $15.0 million. The interest rate on the total loan amount was increased to 13%.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MVC Capital, Inc.

We have audited the accompanying consolidated balance sheets of MVC Capital, Inc. (the “Company”), including the consolidated schedules of investments, as of October 31, 2013 and 2012, and the related consolidated statements of operations, cash flows and changes in net assets for each of the three years in the period ended October 31, 2013, and the consolidated selected per share data and ratios for each of the five years in the period ended October 31, 2013. Our audit also included the financial statement schedule listed in the Index at Item 1 5(a)(2). These financial statements, the selected per share data and ratios and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements, selected per share data and ratios and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2013, by correspondence with the custodians and management of the underlying investments. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and selected per share data and ratios referred to above present fairly, in all material respects, the consolidated financial position of MVC Capital, Inc. as of October 31, 2013 and 2012, and the consolidated results of its operations, its cash flows and its changes in net assets for each of the three years in the period ended October 31, 2013 and the consolidated selected per share data and ratios for each of the five years in the period ended October 31, 2013 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), MVC Capital, Inc.’s internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated January 10, 2014 expressed an unqualified opinion thereon.

New York, New York
January 10, 2014

Schedule 12-14	MVC Capital, Inc. and Subsidiaries
Schedule of Investments in and Advances to Affiliates

		Amount of Interest			Gross	Gross
		or Dividends Credited		October 31, 2012	Additions	Reductions	October 31, 2013
Portfolio Company	Investment (1)	to Income (5)	Other (2)	Fair Value	(3)	(4)	Fair Value
Companies More than 25% owned

MVC Automotive Group	Common Stock	—	—	33,519,000	3,757,000	—	37,276,000
(Automotive Dealership)	Bridge Loan	179,657	—	3,643,557	—	(2,008,313)	1,635,244

MVC Private Equity Fund LP	General Partnership Interest	—	—	205,924	82,226	—	288,150
(Private Equity Firm)	Limited Partnership Interest	—	—	8,072,249	3,311,919	—	11,384,168

Ohio Medical Corporation	Common Stock	—	—	—	—	—	—
(Medical Device Manufacturer)	Preferred Stock	—	—	31,100,000	—	(6,500,000)	24,600,000
	Preferred Stock	—	—	—	23,732,299	—	23,732,299
	Guarantee	—	—	(825,000)	—	825,000	—

SIA Tekers Invest	Common Stock	—	—	1,247,000	230,000	—	1,477,000
(Port Facilities)

Summit Research Labs, Inc.	Loan	673,592	—	11,868,017	—	(11,868,017)	—
(Specialty Chemical)	Preferred Stock	—	—	62,500,000	—	(62,500,000)	—

Turf Products, LLC	Loan	1,091,384	—	8,395,262	—	—	8,395,262
(Distributor - Landscaping & Irrigation Equipment)	LLC Interest	—	—	2,874,794	592,000	—	3,466,794
	Revolver	60,000	—	1,000,000	—	—	1,000,000
	Warrant	—	—	—	—	—	—

Velocitius B.V.	Common Equity Interest	—	—	21,725,000	—	(1,860,000)	19,865,000
(Renewable Energy)

Vestal Manufacturing Enterprises, Inc.	Loan	73,000	—	600,000	—	—	600,000
(Iron Foundries)	Common Stock	426,300	—	5,650,000	6,800,000	—	12,450,000

Total companies more than 25% owned		$2,503,933					$146,169,917

					Gross	Gross
				October 31, 2012	Additions	Reductions	October 31, 2013
Portfolio Company	Investment (1)	to Income (5)	Other (2)	Fair Value	(3)	(4)	Fair Value
Companies More than 5% owned, but less than 25%

Advantage Insurance Holdings LTD	Preferred Stock	—	—	—	7,500,000	—	7,500,000
(Insurance)

Centile Holding B.V.	Common Stock	—	—	3,140,000	1,637,000	—	4,777,000
(Software)

Custom Alloy Corporation	Loan	1,376,794	—	15,623,348	94,174	(8,217,522)	7,500,000
(Manufacturer of Tubular Goods for the Energy Industry)	Preferred Stock	—	—	44,000	44,000	—	88,000
	Preferred Stock	—	—	9,956,000	9,956,000	—	19,912,000

Harmony Health & Beauty, Inc.	Common Stock	—	—	100,000	—	(100,000)	—
(Healthcare - Retail)

JSC Tekers Holdings	Common Stock	—	—	4,500	—	—	4,500
(Automotive Dealerships)	Loan	200,889	—	4,000,000	8,000,000	(1,000,000)	11,000,000

Marine Exhibition Corporation	Loan	1,307,686	—	11,842,742	472,318	(900,000)	11,415,060
(Theme Park)	Preferred Stock*	474,851	—	3,274,219	269,900	—	3,544,119

Octagon Credit Investors, LLC	LLC Interest	—	—	6,221,796	696,753	—	6,918,549
(Financial Services)

RuMe Inc.	Common Stock	—	—	160,000	—	—	160,000
(Consumer Products)	Preferred Stock	—	—	1,417,000	—	(327,000)	1,090,000

Security Holdings, B.V.	Common Equity Interest	—	—	24,011,000	12,247,000	—	36,258,000
(Technology Services)

SGDA Europe B.V.	Common Equity Interest	—	—	7,915,000	—	(1,174,000)	6,741,000
(Soil Remediation)

U.S. Gas & Electric, Inc.	Loan	1,403,648	—	9,619,644	499,154	—	10,118,798
(Energy Services)	Preferred Stock	7,647,265	—	81,067,607	11,600,000	—	92,667,607
	Preferred Stock	—	—	—	—	—	—

Total companies more than 5% owned, but less than 25%		$12,411,133					$219,694,633

This schedule should be read in conjunction with the Company’s consolidated statements as of and for the year ended October 31, 2013, including the consolidated schedule of investments.

(1)
Common stock, preferred stock, warrants, options and equity interests are generally non-income producing and restricted. The principal amount for loans and debt securities and the number of shares of common and preferred stock are shown in the consolidated schedule of investments as of October 31, 2013.

(2)
Other includes interest, dividend, or other income which was applied to the principal of the investment and therefore reduced the total investment. These reductions are also included in the Gross Reductions for the investment, as applicable.

(3)
Gross additions include increases in the cost basis of investments resulting from new portfolio investments, paid-in-kind interest or dividends, the amortization of discounts and closing fees, and the exchange of one or more existing securities for one or more new securities. Gross additions also include net increases in unrealized appreciation or net decreases in unrealized depreciation.

(4)
Gross reductions include decreases in the cost basis of investments resulting from principal collections related to investment repayments or sales and the exchange of one or more existing securities for one or more new securities. Gross reductions also include net increases in unrealized depreciation or net decreases in unrealized appreciation.

(5)	Represents the total amount of interest or dividends credited to income for a portion of the year an investment was included in the companies more than 25% owned.

*
All or a portion of the dividend income on this investment was or will be paid in the form of additional securities or by increasing the liquidation preference. Dividends paid-in-kind are also included in the Gross Additions for the investment, as applicable.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

MVC Capital, Inc.
Consolidated Balance Sheets

	July 31,	October 31,
	2014	2013
	(Unaudited)
ASSETS

Assets
Cash	$17,650,431	$74,234,560
Restricted cash equivalents (cost $6,694,500 and $6,792,000)	6,694,500	6,792,000
Cash equivalents (cost $11,455,152 and $0)	11,455,152	—
Short-term investments (cost $0 and $49,937,320)	—	49,826,893
Investments, at fair value
Non-control/Non-affiliated investments (cost $117,598,667 and $92,139,375)	93,398,599	74,433,413
Affiliate investments (cost $122,831,153 and $136,499,386)	200,673,576	219,694,633
Control investments (cost $171,819,080 and $143,292,881)	154,823,356	146,169,917
Total investments at fair value (cost $412,248,900 and $371,931,642)	448,895,531	440,297,963
Receivable on sale of short-term investments	99,698,193	—
Escrow receivables, net of reserves	5,936,928	6,236,928
Deferred financing fees	3,095,180	3,265,495
Fee and other receivables	1,830,048	2,109,538
Dividends and interest receivables, net of reserves	1,286,429	3,528,899
Prepaid expenses	399,088	534,904
Prepaid taxes	—	336

Total assets	$596,941,480	$586,827,516

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities
Senior notes	$114,408,750	$114,408,750
Revolving credit facility	100,000,000	50,000,000
Provision for incentive compensation (Note 11)	17,814,123	23,959,109
Management fee payable	2,162,573	2,221,213
Professional fees payable	1,133,054	742,859
Interest payable	371,789	371,817
Accrued expenses and liabilities	342,183	655,615
Management fee payable - Asset Management	261,223	606,766
Portfolio fees payable - Asset Management	197,706	140,347
Consulting fees payable	125,229	167,968
Taxes payable	780	—

Total liabilities	236,817,410	193,274,444

Commitments and Contingencies (Note 9)

Shareholders’ equity
Common stock, $0.01 par value; 150,000,000 shares authorized; 22,702,821 and 22,617,688 shares outstanding, respectively	283,044	283,044
Additional paid-in-capital	421,115,554	420,165,045
Accumulated earnings	70,108,536	66,030,475
Dividends paid to stockholders	(113,688,497)	(104,537,479)
Accumulated net realized loss	955,008	(2,201,455)
Net unrealized appreciation	36,646,631	68,255,894
Treasury stock, at cost, 5,601,627 and 5,686,760 shares held, respectively	(55,296,206)	(54,442,452)
Total shareholders’ equity	360,124,070	393,553,072

Total liabilities and shareholders’ equity	$596,941,480	$586,827,516

Net asset value per share	$15.86	$17.40
The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Statements of Operations
(Unaudited)

	For the Nine Month Period November 1, 2013 to July 31, 2014	For the Nine Month Period November 1, 2012 to July 31, 2013
Operating Income:
Dividend income
Non-control/Non-affiliated investments	$69,767	$1,804
Affiliate investments	808,463	7,817,470
Control investments	—	426,300
Total dividend income	878,230	8,245,574

Payment-in-kind dividend income
Affiliate investments	216,928	200,408
Total payment-in-kind dividend income	216,928	200,408

Interest income
Non-control/Non-affiliated investments	4,755,577	1,785,285
Affiliate investments	2,493,429	2,673,283
Control investments	236,111	1,157,569
Total interest income	7,485,117	5,616,137

Payment-in-kind interest income
Non-control/Non-affiliated investments	2,461,572	899,068
Affiliate investments	582,191	726,483
Control investments	168,559	581,774
Total payment-in-kind interest income	3,212,322	2,207,325

Fee income
Non-control/Non-affiliated investments	301,495	686,095
Affiliate investments	700,835	707,308
Control investments	242,250	988,159
Total fee income	1,244,580	2,381,562

Fee income - Asset Management(1)
Portfolio fees	799,563	416,618
Management Fees	693,033	928,471
Total fee income - Asset Management	1,492,596	1,345,089

Other income	962,252	298,096

Total operating income	15,492,025	20,294,191

	For the Nine Month Period November 1, 2013 to July 31, 2014	For the Nine Month Period November 1, 2012 to July 31, 2013
Operating Expenses:
Interest and other borrowing costs	7,087,004	4,470,464
Management fee	6,772,485	6,045,866
Legal fees	616,000	408,000
Portfolio fees - Asset Management(1)	599,672	312,464
Management fee - Asset Management(1)	479,522	696,350
Audit fees	478,200	473,700
Consulting fees	398,653	427,753
Directors fees	302,625	309,375
Other expenses	264,536	407,999
Insurance	260,100	248,310
Administration	198,121	190,166
Public relations fees	153,000	145,500
Printing and postage	60,216	76,647
Net Incentive compensation (Note 11)	(6,144,986)	6,143,940

Total operating expenses	11,525,148	20,356,534

Less: Voluntary Expense Waiver by Adviser(2)	(112,500)	(112,500)

Total waivers	(112,500)	(112,500)

Net operating income before taxes	4,079,377	50,157

Tax Expenses:
Current tax expense	1,316	2,700

Total tax expense	1,316	2,700

Net operating income	4,078,061	47,457

Net Realized and Unrealized Gain (Loss) on Investments:

Net realized gain (loss) on investments
Short-term investments	(131,418)	—
Non-control/Non-affiliated investments	308,196	(6,276,271)
Affiliate investments	2,979,685	82,512
Control investments	—	49,655,826

Total net realized gain on investments	3,156,463	43,462,067

Net change in unrealized depreciation on investments	(31,609,263)	(10,627,052)

Net realized and unrealized (loss) gain on investments	(28,452,800)	32,835,015

Net (decrease) increase in net assets resulting from operations	$(24,374,739)	$32,882,472

Net (decrease) increase in net assets per share resulting from operations	$(1.08)	$1.41

Dividends declared per share	$0.405	$0.405

Weighted average number of shares outstanding (3)	22,611,513	23,549,370

(1)	These items are related to the management of the MVC Private Equity Fund, L.P. (“PE Fund”). Please see Note 10 “Management” for more information.

(2)
Reflects the quarterly portion of the TTG Advisers’ voluntary waiver of $150,000 of expenses for the 2014 and 2013 fiscal years, that the Company would otherwise be obligated to reimburse TTG Advisers under the Advisory Agreement (the “Voluntary Waiver”). Please see Note 10 “Management” for more information.

(3)	Please see Note 13 “Dividends and Distributions to Shareholders and Share Repurchase Program” for more information.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Statements of Operations
(Unaudited)

	For the Quarter May 1, 2014 to July 31, 2014	For the Quarter May 1, 2013 to July 31, 2013
Operating Income:
Dividend income
Non-control/Non-affiliated investments	$187	$253
Affiliate investments	736,873	2,975,320

Total dividend income	737,060	2,975,573

Payment-in-kind dividend income
Affiliate investments	73,746	68,130
Total payment-in-kind dividend income	73,746	68,130

Interest income
Non-control/Non-affiliated investments	2,062,925	705,487
Affiliate investments	86,587	732,361
Control investments	44,313	264,850

Total interest income	2,193,825	1,702,698

Payment-in-kind interest income
Non-control/Non-affiliated investments	827,099	613,370
Affiliate investments	83,534	245,048
Control investments	91,295	84,643
Total payment-in-kind interest income	1,001,928	943,061

Fee income
Non-control/Non-affiliated investments	504	285,504
Affiliate investments	240,834	234,179
Control investments	80,751	449,861

Total fee income	322,089	969,544

Fee income - Asset Management(1)
Portfolio fees	203,736	310,343
Management fees	75,548	138,026

Total fee income - Asset Management	279,284	448,369

Other income	408,483	137,899

Total operating income	5,016,415	7,245,274

	For the Quarter May 1, 2014 to July 31, 2014	For the Quarter May 1, 2013 to July 31, 2013
Operating Expenses:
Interest and other borrowing costs	2,426,105	2,115,603
Management fee	2,162,573	2,100,496
Legal fees	326,000	132,000
Other expenses	160,738	133,708
Audit fees	154,100	157,300
Portfolio fees - Asset Management(1)	152,802	103,520
Consulting fees	139,251	159,251
Directors’ fees	96,375	103,125
Insurance	86,700	82,770
Administration	71,998	63,979
Public relations fees	51,000	48,000
Management fee - Asset Management(1)	16,408	232,758
Printing and postage	10,327	15,529
Net Incentive compensation (Note 11)	(1,831,130)	3,960,795

Total operating expenses	4,023,247	9,408,834

Less: Voluntary Expense Waiver by Adviser (2)	(37,500)	(37,500)

Total waivers	(37,500)	(37,500)

Net operating income (Loss) before taxes	1,030,668	(2,126,060)

Tax Expenses:
Current tax expense	439	900

Total tax expense	439	900

Net operating income (Loss)	1,030,229	(2,126,960)

Net Realized and Unrealized Gain (Loss) on Investments:

Net realized gain (loss) on investments
Short-term investments	(307,933)	—
Non-control/Non-affiliated investments	—	164,945
Affiliate investments	2,979,685	—
Control investments	—	82,512
Total net realized gain on investments	2,671,752	247,457

Net unrealized (depreciation) appreciation on investments	(11,577,923)	19,994,333

Net realized gain and net change in unrealized (depreciation) appreciation on investments	(8,906,171)	20,241,790

Net (decrease) increase in net assets resulting from operations	$(7,875,942)	$18,114,830

Net (decrease) increase in net assets per share resulting from operations	$(0.35)	$0.79

Dividends declared per share	$0.135	$0.135

Weighted average number of shares outstanding (3)	22,699,020	22,859,939

(1)	These items are related to the management of the MVC Private Equity Fund, L.P. (“PE Fund”). Please see Note 10 “Management” for more information.

(2)
Reflects the quarterly portion of the TTG Advisers’ voluntary waiver of $150,000 of expenses for the 2014 and 2013 fiscal years, that the Company would otherwise be obligated to reimburse TTG Advisers under the Advisory Agreement (the “Voluntary Waiver”). Please see Note 10 “Management” for more information.

(3)	Please see Note 13 “Dividends and Distributions to Shareholders and Share Repurchase Program” for more information.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Statements of Cash Flows
(Unaudited)

	For the Nine Month Period	For the Nine Month Period
	November 1, 2013	November 1, 2012
	July 31, 2014	July 31, 2013
Cash flows from Operating Activities:
Net (decrease) increase in net assets resulting from operations	$(24,374,739)	$32,882,472
Adjustments to reconcile net (decrease) increase in net assets resulting from operations to net cash (used in) provided by operating activities:
Net realized gain on investments	(3,156,463)	(43,462,067)
Net change in unrealized depreciation on investments	31,609,263	10,627,052
Amortization of discounts and fees	(957,541)	(145,462)
Increase in accrued payment-in-kind dividends and interest	(3,221,596)	(2,301,361)
Amortization of deferred financing fees	428,755	137,744
Allocation of flow through (income) loss	(485,973)	(149,320)
Changes in assets and liabilities:
Dividends, interest and fees receivable	2,242,470	410,552
Fee and other receivables	279,490	1,340,157
Escrow receivables, net of reserves	300,000	(4,921,186)
Prepaid expenses	135,816	429,516
Prepaid taxes	336	255
Incentive compensation (Note 11)	(6,144,986)	6,143,940
Other liabilities	(312,048)	(299,454)
Purchases of equity investments	(20,681,192)	(28,993,574)
Purchases of debt instruments	(40,927,323)	(49,926,047)
Purchases of short term investments	(299,323,968)	(49,510,195)
Proceeds from equity investments (1)	10,519,092	65,841,864
Proceeds from debt instruments	23,063,595	35,743,507
Sales/maturities of short term investments	349,133,991	—

Net cash provided by (used in) operating activities	18,126,979	(26,151,607)

Cash flows from Financing Activities:
Proceeds from senior notes	—	114,408,750
Proceeds from short term receivables	(99,698,193)	—
Net proceeds from revolving credit facility	50,000,000	50,000,000
Repayments of revolving credit facility	—	(50,000,000)
Offering expenses	(139,000)	—
Repurchase of common stock	(4,114,967)	(16,673,207)
Financing fees paid	(250,278)	(3,469,554)
Distributions paid to shareholders	(9,151,018)	(9,473,316)

Net cash provided by financing activities	(63,353,456)	84,792,673

Net change in cash and cash equivalents for the period	(45,226,477)	58,641,066

Unrestricted and restricted cash and cash equivalents, beginning of period	$81,026,560	$42,640,558

Unrestricted and restricted cash, cash equivalents and short-term Investments, end of period	$35,800,083	$101,281,624

(1)	For the nine month period ended July 31, 2014, proceeds from equity investments includes $491,075 in escrow receivables, net of reserves.

During the nine month period ended July 31, 2014 and 2013 MVC Capital, Inc. paid $6,588,212 and $4,502,326 in interest expense, respectively.

During the nine month period ended July 31, 2014 and 2013 MVC Capital, Inc. paid $300 and $2,745 in income taxes, respectively.

Non-cash activity:

During the nine month period ended July 31, 2014 and 2013, MVC Capital, Inc. recorded payment in-kind dividend and interest of $3,221,596 and $2,301,361, respectively. This amount was added to the principal balance of the investments and recorded as dividend/interest income.

During the nine month period ended July 31, 2014 and 2013, MVC Capital, Inc. was allocated $962,053 and $298,096, respectively, in flow-through income from its equity investment in Octagon Credit Investors, LLC. Of these amounts, $476,080 and $148,777, respectively, was received in cash and $485,973 and $149,320, respectively, was undistributed and therefore increased the cost of the investment. The fair value then increased by $101,099 and $149,320, respectively, by the Company’s Valuation Committee.

On November 19, 2013, MVC Capital, Inc. converted the MVC Automotive Group B.V. bridge loan of approximately $1.6 million to additional common equity interest.

On May 1, 2014, the Company converted the JSC Tekers $12.0 million secured loan to preferred equity. The cost and fair value assigned to the preferred equity was approximately $11.8 million, which was based on the fair value of the real estate using the CZK/USD exchange rate on May 1, 2014. As a result of the loan conversion, the Company realized a loss of approximately $190,000.

On May 14, 2014, the Company signed a share exchange agreement with Equus, another publicly traded business development company, as part of a plan of reorganization adopted by the Equus Board of Directors. Pursuant to the share exchange agreement, the Company has received 2,112,000 common shares, with a fair value of approximately $4 million, of Equus in exchange for 395,839 common shares of the Company.

On June 30, 2014, the Company converted the SGDA $6.5 million term loan and accrued interest of approximately $1.9 million to additional common equity interest in SGDA Europe.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Statements of Changes in Net Assets

	For the Nine Month Period November 1, 2013 to July 31, 2014	For the Nine Month Period November 1, 2012 to July 31, 2013	For the Year Ended October 31, 2013
	(Unaudited)	(Unaudited)
Operations:
Net operating income (loss)	$4,078,061	$47,457	$(3,445,195)
Net realized gain on investments	3,156,463	43,462,067	43,664,918
Net change in unrealized depreciation on investments	(31,609,263)	(10,627,052)	(3,482,873)

Net (decrease) increase in net assets from operations	(24,374,739)	32,882,472	36,736,850

Shareholder Distributions:
Distributions to shareholders from income	—	(9,329,620)	(5,837,868)
Distributions to shareholders from return of capital	(9,151,018)	(143,696)	(6,688,836)

Net decrease in net assets from shareholder distributions	(9,151,018)	(9,473,316)	(12,526,704)

Capital Share Transactions:
Reissuance of treasury stock for share exchange	4,350,722	—	—
Offering expenses	(139,000)	—	—
Repurchase of common stock	(4,114,967)	(16,673,207)	(16,673,207)

Net increase (decrease) in net assets from capital share transactions	96,755	(16,673,207)	(16,673,207)

Total (decrease) increase in net assets	(33,429,002)	6,735,949	7,536,939

Net assets, beginning of period/year	393,553,072	386,016,133	386,016,133

Net assets, end of period/year	$360,124,070	$392,752,082	$393,553,072

Common shares outstanding, end of period/year	22,702,821	22,617,688	22,617,688

Undistributed net operating income	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Selected Per Share Data and Ratios

	For the Nine Month Period November 1, 2013 to July 31, 2014		For the Nine Month Period November 1, 2012 to July 31, 2013		For the Year Ended October 31, 2013
	(Unaudited)		(Unaudited)

Net asset value, beginning of period/year	$17.40		$16.14		$16.14

Gain from operations:
Net operating income (loss)	0.18		—		(0.15)
Net realized and unrealized (loss) gain on investments	(1.26)		1.41		1.74

Total (loss) gain from investment operations	(1.08)		1.41		1.59

Less distributions from:
Income	—		(0.39)		(0.25)
Return of capital	(0.41)		(0.01)		(0.29)

Total distributions	(0.41)		(0.40)		(0.54)

Capital share transactions
Dilutive effect of share issuance	(0.10)		—		—
Anti-dilutive effect of share repurchase program	0.05		0.21		0.21

Total capital share transactions	(0.05)		0.21		0.21

Net asset value, end of period/year	$15.86		$17.36		$17.40

Market value, end of period/year	$12.39		$12.72		$13.83

Market discount	(21.88)%		(26.73)%		(20.52)%

Total Return - At NAV (a)	(6.60	)%(d)	10.18	%(d)	11.30%

Total Return - At Market (a)	(7.63	)%(d)	6.25	%(d)	16.65%

Ratios and Supplemental Data:

Portfolio turnover ratio	7.18%		20.35%		24.40%

Net assets, end of period/year (in thousands)	$360,125		$392,753		$393,553

Ratios to average net assets:
Expenses including tax expense	3.99	%(c)	6.99	%(c)	7.26%
Expenses excluding tax expense	3.99	%(c)	6.99	%(c)	7.26%

Net operating income (loss) before tax expense	1.42	%(c)	0.02	%(c)	(0.89)%
Net operating income (loss) after tax expense	1.42	%(c)	0.02	%(c)	(0.89)%

Ratios to average net assets excluding waivers:
Expenses including tax expense	4.03	%(c)	7.03	%(c)	7.30%
Expenses excluding tax expense	4.03	%(c)	7.03	%(c)	7.30%

Net operating income (loss) before tax expense	1.38	%(c)	(0.02	)%(c)	(0.93)%
Net operating income (loss) after tax expense	1.38	%(c)	(0.02	)%(c)	(0.93)%

(a)	Total annual return is historical and assumes changes in share price, reinvestments of all dividends and distributions, and no sales charge for the period/year.

(b)	Supplemental Ratio information

	For the Nine Month Period November 1, 2013 to July 31, 2014		For the Nine Month Period November 1, 2012 to July 31, 2013		For the Year Ended October 31, 2013
	(Unaudited)		(Unaudited)
Ratios to average net assets: (b)
Expenses excluding incentive compensation	6.13	%(c)	4.87	%(c)	5.12%
Expenses excluding incentive compensation, interest and other borrowing costs	3.66	%(c)	3.33	%(c)	3.39%

Net operating (loss) income before incentive compensation	(0.72	)%(c)	2.14	%(c)	1.25%
Net operating income before incentive compensation, interest and other borrowing costs	1.75	%(c)	3.68	%(c)	2.98%

Ratios to average net assets excluding waivers: (b)
Expenses excluding incentive compensation	6.17	%(c)	4.91	%(c)	5.16%
Expenses excluding incentive compensation, interest and other borrowing costs	3.70	%(c)	3.37	%(c)	3.43%

Net operating (loss) income before incentive compensation	(0.76	)%(c)	2.10	%(c)	1.21%
Net operating income before incentive compensation, interest and other borrowing costs	1.71	%(c)	3.64	%(c)	2.94%

(c)	Annualized.
(d)	Non-Annualized.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Schedule of Investments
July 31, 2014 (Unaudited)

Company	Industry	Investment	Principal	Cost	Fair Value/Market Value

Non-control/Non-affiliated investments- 25.94% (a), (c), (f), (g)
Actelis Networks, Inc.	Technology Investment	Preferred Stock (150,602 shares) (d), (i)		$5,000,003	$—
Biogenic Reagents	Renewable energy	Senior Note 12.0000% Cash, 4.0000% PIK, 07/21/2018 (b)	$5,193,858	5,193,858	5,193,858
		Senior Convertible Note 12.0000% Cash, 4.0000% PIK, 07/21/2018 (b)	4,674,473	4,674,473	4,949,473
				9,868,331	10,143,331
Biovation Holdings, Inc.	Manufacturer of Laminate Material and Composites	Bridge Loan 6.0000% Cash, 6.0000% PIK, 10/31/2014 (b)	3,779,328	3,722,291	3,754,561
		Warrants (d)	3	397,677	240,250
				4,119,968	3,994,811
FOLIOfn, Inc.	Technology Investment - Financial Services	Preferred Stock (5,802,259 shares) (d), (i)		15,000,000	5,909,000
Freshii USA, Inc.	Food Services	Senior Secured Loan 6.0000% Cash, 6.0000% PIK, 01/11/2017 (b)	1,160,539	1,139,047	1,143,945
		Warrants (d), (l)	1	33,873	41,785
				1,172,920	1,185,730
G3K Display, Inc.	Retail Store Fixtures	Senior Lien Loan 13.0000% Cash, 4/11/2019 (h)	5,625,000	5,625,000	—
		Warrants (d)	1	—	—
				5,625,000	—
Inland Environmental & Remediation LP	Environmental Services	Senior Secured Loan 12.0000% Cash, 4/17/2019	15,000,000	14,328,390	14,328,390
		Warrants (d)	1	713,000	713,000
				15,041,390	15,041,390
MainStream Data, Inc.	Technology Investment	Common Stock (5,786 shares) (d), (i)		3,750,000	—
Morey’s Seafood International, LLC	Food Services	Second Lien Loan 10.0000% Cash, 3.0000% PIK, 08/12/2018 (b)	15,223,324	15,223,324	15,223,324
NPWT Corporation	Medical Device Manufacturer	Series B Common Stock (281 shares) (d)		1,231,638	6,000
		Series A Convertible Preferred Stock (5,000 shares) (d)		—	101,000
				1,231,638	107,000
Prepaid Legal Services, Inc.	Consumer Services	Second Lien Term Loan , 9.7500% Cash, 07/01/2020	10,000,000	9,872,080	10,100,000
Summit Research Labs, Inc.	Specialty Chemicals	Second Lien Loan 7.0000% Cash, 7.0000% PIK , 10/01/2018 (b)	24,706,013	24,706,013	24,706,013
U.S. Spray Drying Holding Company	Specialty Chemicals	Class B Common Stock (784 shares)		5,488,000	5,488,000
		Secured Loan 12.0000% Cash, 5/02/2019	1,500,000	1,500,000	1,500,000
				6,988,000	6,988,000
Sub Total Non-control/Non-affiliated investments				117,598,667	93,398,599

Company	Industry	Investment	Principal	Cost	Fair Value/Market Value
Affiliate investments - 55.72% (a), (c), (f), (g)
Advantage Insurance Holdings LTD	Insurance	Preferred Stock (750,000 shares) (d), (e)		$7,500,000	$7,596,000
Centile Holdings B.V.	Software	Common Equity Interest (d), (e)		3,274,376	4,829,000
Custom Alloy Corporation	Manufacturer of Pipe Fittings	Unsecured Subordinated Loan 12.0000% Cash, 09/04/2016	6,500,000	6,500,000	6,500,000
		Convertible Series A Preferred Stock (9 shares) (d)		44,000	99,704
		Convertible Series B Preferred Stock (1,991 shares) (d)		9,956,000	22,560,296
				16,500,000	29,160,000
JSC Tekers Holdings	Real Estate Management	Common Stock (2,250 shares) (d), (e)		4,500	4,300
		Preferred Stock (9,159,085 shares) (d),(e)		11,810,188	11,311,000
				11,814,688	11,315,300
Security Holdings B.V.	Electrical Engineering	Common Equity Interest (d), (e)		40,186,620	35,812,000
		Bridge Loan 5.0000% Cash, 2/15/2014 (e)	4,000,000	4,000,000	4,000,000
				44,186,620	39,812,000
SGDA Europe B.V.	Environmental Services	Common Equity Interest (d), (e)		28,544,800	13,783,000
U.S. Gas & Electric, Inc.	Energy Services	Second Lien Loan, 13.0000% Cash, 07/1/2019	7,500,000	7,500,000	7,500,000
		Unsecured Loan 10.0000% Cash, 4.0000% PIK , 07/1/2018 (b)	3,010,669	3,010,669	3,010,669
		Convertible Series I Preferred Stock (32,200 shares) (d), (k)		500,000	83,667,607
		Convertible Series J Preferred Stock (8,216 shares) (d)		—	—
				11,010,669	94,178,276

Sub Total Affiliate investments				122,831,153	200,673,576

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Schedule of Investments - (Continued)
July 31, 2014 (Unaudited)
Company	Industry	Investment	Principal	Cost	Fair Value/ Market Value
Control Investments - 42.99% (c), (f), (g)
Equus Total Return, Inc.	Regulated Investment Company	Common Stock (4,444,644 shares) (d)		$10,030,272	$10,978,271
Harmony Health & Beauty, Inc.	Health & Beauty - Distributor	Common Stock (147,621 shares) (a), (d)		6,700,000	—
MVC Automotive Group GmbH	Automotive Dealerships	Common Equity Interest (a), (d), (e)		45,662,438	26,581,000
MVC Private Equity Fund LP	Private Equity	Limited Partnership Interest (a), (d), (j)		11,831,196	17,509,205
		General Partnership Interest (a), (d), (j)		301,816	441,215
				12,133,012	17,950,420
Ohio Medical Corporation	Medical Device Manufacturer	Common Stock (8,512 shares) (a), (d)		15,763,637	—
		Series A Convertible Preferred Stock 16.0000% PIK (27,866 shares) (a), (b)		30,000,000	23,800,000
		Series C Convertible Preferred Stock 16.0000% PIK (8,825 shares) (a), (b)		22,618,466	26,695,609
				68,382,103	50,495,609
RuMe Inc.	Consumer Products	Common Stock (5,297,548 shares) (a), (d)		924,475	924,475
		Series C Preferred Stock (23,896,634 shares) (a), (d)		3,410,694	3,485,525
		Series B-1 Preferred Stock (4,999,076 shares) (a), (d)		999,815	1,090,000
				5,334,984	5,500,000
SIA Tekers Invest	Port Facilities	Common Stock (68,800 shares) (a), (d), (e)		2,300,000	1,361,000
Turf Products, LLC	Distributor - Landscaping and	Senior Subordinated Debt 7.0000% Cash, 4.0000% PIK, 11/1/2018 (a), (b)	$3,895,262	3,895,262	3,895,262
	Irrigation Equipment	Limited Liability Company Interest (a), (d)		3,535,694	3,466,794
		Guarantee (a)	1	—	(92,000)
		Warrants (a), (d)	150	—	—
				7,430,956	7,270,056
Velocitius B.V.	Renewable Energy	Common Equity Interest (a), (d), (e)		11,395,315	17,187,000
Vestal Manufacturing Enterprises, Inc.	Iron Foundries	Senior Subordinated Debt 12.0000% Cash, 04/29/2015 (a)	600,000	600,000	600,000
		Common Stock (81,000 shares) (a), (d)		1,850,000	16,900,000
				2,450,000	17,500,000

Sub Total Control Investments				171,819,080	154,823,356

TOTAL PORTFOLIO INVESTMENTS - 124.65% (f)				$412,248,900	$448,895,531

Cash Equivalents and Restricted Cash Equivalents - 5.04% (f)
Fidelity Institutional Government Money Market Fund	Money Market Fund	Beneficial Shares (10,649,921 shares)		$10,649,921	$10,649,921
JP Morgan Prime Money Market Fund	Money Market Fund	Beneficial Shares (7,499,731 shares)		7,499,731	7,499,731
Total Cash Equivalents and Restricted Cash Equivalents				18,149,652	18,149,652

TOTAL INVESMENTS - 129.69%				$430,398,552	$467,045,183

(a)
These securities are restricted from public sale without prior registration under the Securities Act of 1933. The Company negotiates certain aspects of the method and timing of the disposition of these investments, including registration rights and related costs.

(b)	These securities accrue a portion of their interest/dividends in “payment in kind” interest/dividends which is capitalized to the investment.
(c)
All of the Company’s equity and debt investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940, except MVC Automotive Group GmbH, Security Holdings B.V., SGDA Europe B.V., SIA Tekers Invest, JSC Tekers Holdings, Centile Holdings B.V., Velocitius B.V., Equus Total Return, Inc., MVC Private Equity Fund L.P., Advantage Insurance LTD. and Freshii USA, Inc. The Company makes available significant managerial assistance to all of the portfolio companies in which it has invested.

(d)	Non-income producing assets.
(e)
The principal operations of these portfolio companies are located in Europe and Cayman Islands which represents approximately 21% of the total assets. The remaining portfolio companies are located in North America which represents approximately 55% of the total assets.

(f)	Percentages are based on net assets of $360,124,509 as of July 31, 2014.
(g)	See Note 3 for further information regarding “Investment Classification.”
(h)	All or a portion of the accrued interest on these securities have been reserved for.
(i)	Legacy Investments.
(j)
MVC Private Equity Fund, LP is a private equity fund focused on control equity investments in the lower middle market. The fund currently holds four investments, three located in the United States and one in Gibraltar, the investments are in the energy, services, and industrial sectors.

(k)	Upon a liquidity event, the Company may receive additional ownership in U.S. Gas & Electric, Inc.
(l)	Includes a warrant in Freshii One LLC, an affiliate of Freshii USA, Inc.
(m)	All or a portion of these securities may serve as collateral for the BB&T Credit Facility.
PIK - Payment-in-kind
- Denotes zero cost or fair value.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc.
Consolidated Schedule of Investments
October 31, 2013

Company	Industry	Investment	Principal	Cost	Fair Value/Market Value

Non-control/Non-affiliated investments - 18.91% (a), (c), (f), (g)
Actelis Networks, Inc.	Technology Investment	Preferred Stock (150,602 shares) (d), (i)		$5,000,003	$—
Biogenic Reagents	Renewable energy	Senior Note 12.0000% Cash, 4.0000% PIK, 07/21/2018 (b)	$5,039,444	5,039,444	5,039,444
		Senior Convertible Note 12.0000% Cash, 4.0000% PIK, 07/21/2018 (b)	4,535,500	4,535,500	4,535,500
				9,574,944	9,574,944
Biovation Holdings, Inc.	Manufacturer of Laminate Material and Composites	Bridge Loan 6.0000% Cash, 6.0000% PIK, 08/31/2014 (b)	3,105,038	2,985,749	3,156,172
		Warrants (d)		288,000	201,000
				3,273,749	3,357,172
BPC II, LLC	Apparel	Limited Liability Company Interest (d)		180,000	—
FOLIOfn, Inc.	Technology Investment - Financial Services	Preferred Stock (5,802,259 shares) (d), (i)		15,000,000	6,982,000
Freshii USA, Inc.	Food Services	Senior Secured Loan 6.0000% Cash, 6.0000% PIK, 01/11/2017 (b)	1,109,296	1,081,242	1,087,636
		Warrants (d), (l)		33,873	18,654
				1,115,115	1,106,290
MainStream Data, Inc.	Technology Investment	Common Stock (5,786 shares) (d), (i)		3,750,000	—
Morey’s Seafood International, LLC	Food Services	Second Lien Loan 10.0000% Cash, 08/12/2018	8,000,000	8,000,000	8,000,000
NPWT Corporation	Medical Device Manufacturer	Series B Common Stock (281 shares) (d)		1,231,638	14,000
		Series A Convertible Preferred Stock (5,000 shares) (d)		—	241,000
				1,231,638	255,000
Prepaid Legal Services, Inc.	Consumer Services	2nd Lien Term Loan 9.7500% Cash, 07/01/2020	10,000,000	9,855,919	10,000,000
SGDA Sanierungsgesellschaft fur Deponien und Altlasten GmbH	Environmental Services	Term Loan 7.0000% Cash, 08/31/2014 (e)	6,547,350	6,547,350	6,547,350
Summit Research Labs, Inc.	Specialty Chemicals	Second Lien Loan 4.2500% Cash, 9.7500% PIK , 10/01/2018 (b)	23,122,657	23,122,657	23,122,657
U.S. Spray Drying Holding Company	Specialty Chemicals	Class B Common Stock (784 shares)		5,488,000	5,488,000
Sub Total Non-control/Non-affiliated investments				92,139,375	74,433,413

Affiliate investments - 55.83% (a), (c), (f), (g)
Advantage Insurance Holdings LTD	Insurance	Preferred Stock (750,000 shares) (c), (d), (e)		7,500,000	7,500,000
Centile Holdings B.V.	Software	Common Equity Interest (d), (e)		3,174,376	4,777,000
Custom Alloy Corporation	Manufacturer of Pipe Fittings	Unsecured Subordinated Loan 12.0000% Cash, 09/04/2016	7,500,000	7,500,000	7,500,000
		Convertible Series A Preferred Stock (9 shares) (d)		44,000	88,000
		Convertible Series B Preferred Stock (1,991 shares) (d)		9,956,000	19,912,000
				17,500,000	27,500,000
Harmony Health & Beauty, Inc.	Health & Beauty - Distributor	Common Stock (147,621 shares) (d)		6,700,000	—
JSC Tekers Holdings	Real Estate Management	Common Stock (2,250 shares) (d), (e)		4,500	4,500
		Secured Loan 8.0000% Cash, 12/31/2014 (e), (h)	12,000,000	12,000,000	11,000,000
				12,004,500	11,004,500
Marine Exhibition Corporation	Theme Park	Senior Subordinated Debt 7.0000% Cash, 4.0000% PIK, 06/30/2017 (b)	11,415,060	11,415,060	11,415,060
		Convertible Preferred Stock (20,000 shares) (b)		3,544,119	3,544,119
				14,959,179	14,959,179
Octagon Credit Investors, LLC	Financial Services	Limited Liability Company Interest		2,611,499	6,918,549
RuMe Inc.	Consumer Products	Common Stock (999,999 shares) (d)		160,000	160,000
		Series B-1 Preferred Stock (4,999,076 shares) (d)		999,815	1,090,000
				1,159,815	1,250,000
Security Holdings B.V.	Electrical Engineering	Common Equity Interest (d), (e)		40,186,620	36,258,000
SGDA Europe B.V.	Environmental Services	Common Equity Interest (d), (e)		20,084,599	6,741,000
U.S. Gas & Electric, Inc.	Energy Services	Second Lien Loan 9.0000% Cash, 5.0000% PIK , 07/25/2015 (b)	10,118,798	10,118,798	10,118,798
		Convertible Series I Preferred Stock (32,200 shares) (k)		500,000	92,667,607
		Convertible Series J Preferred Stock (8,216 shares) (d)		—	—
				10,618,798	102,786,405

Sub Total Affiliate investments				136,499,386	219,694,633

The accompanying notes are an integral part of these consolidated financial statements.

Company	Industry	Investment	Principal	Cost	Fair Value/Market Value
Control investments - 37.14% (a), (c), (f), (g)
MVC Automotive Group B.V.	Automotive Dealerships	Common Equity Interest (d), (e)		$34,870,029	$37,276,000
		Bridge Loan 10.0000% Cash, 12/31/2013 (e)	$1,635,244	1,635,244	1,635,244
				36,505,273	38,911,244
MVC Private Equity Fund LP	Private Equity	Limited Partnership Interest (d), (j)		9,097,164	11,384,168
		General Partnership Interest (d), (j)		232,071	288,150
				9,329,235	11,672,318
Ohio Medical Corporation	Medical Device Manufacturer	Common Stock (5,620 shares) (d)		15,763,636	—
		Series A Convertible Preferred Stock (24,773 shares) (b)		30,000,000	24,600,000
		Series C Convertible Preferred Stock (7,845 shares) (b)		22,618,466	23,732,299
				68,382,102	48,332,299
SIA Tekers Invest	Port Facilities	Common Stock (68,800 shares) (d), (e)		2,300,000	1,477,000
Turf Products, LLC	Distributor - Landscaping and	Senior Subordinated Debt 9.0000% Cash, 4.0000% PIK , 01/31/2014 (b)	8,395,262	8,395,262	8,395,262
	Irrigation Equipment	Junior Revolving Note 6.0000% Cash, 01/31/2014	1,000,000	1,000,000	1,000,000
		Limited Liability Company Interest (d)		3,535,694	3,466,794
		Warrants (d)		—	—
				12,930,956	12,862,056
Velocitius B.V.	Renewable Energy	Common Equity Interest (d), (e)		11,395,315	19,865,000
Vestal Manufacturing Enterprises, Inc.	Iron Foundries	Senior Subordinated Debt 12.0000% Cash, 04/29/2015	600,000	600,000	600,000
		Common Stock (81,000 shares) (d)		1,850,000	12,450,000
				2,450,000	13,050,000

Sub Total Control investments				143,292,881	146,169,917

TOTAL PORTFOLIO INVESTMENT- 111.88% (f)				$371,931,642	$440,297,963

Short-Term investments - 12.66% (f), (g)
U.S. Treasury Bill	U.S. Government Securities	1.3750%, 09/30/2018 (m)	49,662,000	49,937,320	49,826,893

TOTAL INVESMENTS - 124.54%				$421,868,962	$490,124,856

(a)
These securities are restricted from public sale without prior registration under the Securities Act of 1933. The Company negotiates certain aspects of the method and timing of the disposition of these investments, including registration rights and related costs.

(b)	These securities accrue a portion of their interest/dividends in “payment in kind” interest/dividends which is capitalized to the investment.

(c)
All of the Company’s equity and debt investments are issued by eligible portfolio companies, as defined in the Investment Company Act of 1940, except MVC Automotive Group B.V., Security Holdings B.V., SGDA Europe B.V., SGDA Sanierungsgesellschaft fur Deponien und Altlasten mbH, SIA Tekers Invest, JSC Tekers Holdings, Centile Holdings B.V., Velocitius B.V., MVC Private Equity Fund L.P., Freshii USA, Inc., and Advantage Insurance Holdings LTD. The Company makes available significant managerial assistance to all of the portfolio companies in which it has invested.

(d)	Non-income producing assets.

(e)
The principal operations of these portfolio companies are located outside of North America which represents approximately 23% of the total assets. The remaining portfolio companies are located in North America which represents approximately 52% of the total assets.

(f)	Percentages are based on net assets of $393,553,072 as of October 31, 2013.

(g)	See Note 3 for further information regarding “Investment Classification.”

(h)	All or a portion of the accrued interest on these securities have been reserved for.

(i)	Legacy Investments.

(j)
MVC Private Equity Fund, L.P. is a private equity fund focused on control equity investments in the lower middle market. The fund currently holds three investments, two located in the United States and one in Gibraltar, which are in the energy, services, and industrial sectors, respectively.

(k)	Upon a liquidity event, the Company may receive additional ownership in U.S. Gas & Electric, Inc.

(l)	Includes a warrant in Freshii One LLC, an affiliate of Freshii USA, Inc.

(m)	All or a portion of these securities may serve as collateral for the BB&T Credit Facility.

PIK - Payment-in-kind

— Denotes zero cost or fair value.

The accompanying notes are an integral part of these consolidated financial statements.

MVC Capital, Inc. (the “Company”)
Notes to Consolidated Financial Statements
July 31, 2014
(Unaudited)
1. Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete consolidated financial statements. Certain amounts have been reclassified to adjust to current period presentations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended October 31, 2013, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 13, 2014.

2. Consolidation

On July 16, 2004, the Company formed a wholly-owned subsidiary, MVC Financial Services, Inc. (“MVCFS”). MVCFS is incorporated in Delaware and its principal purpose is to provide advisory, administrative and other services to the Company, the Company’s portfolio companies and other entities. MVCFS had opening equity of $1 (100 shares at $0.01 per share). The Company does not hold MVCFS for investment purposes and does not intend to sell MVCFS.

On October 14, 2011, the Company formed a wholly-owned subsidiary, MVC Cayman, an exempted company incorporated in the Cayman Islands, to hold certain of its investments and to make certain future investments. The results of MVCFS and MVC Cayman are consolidated into the Company and all inter-company accounts have been eliminated in consolidation.

During fiscal year ended October 31, 2012, MVC Partners, LLC (“MVC Partners”) was consolidated with the operations of the Company as MVC Partners’ limited partnership interest in the PE Fund is a substantial portion of MVC Partners operations. Previously, MVC Partners was presented as a Portfolio Company on the Consolidated Schedules of Investments. The consolidation of MVC Partners has not had any material effect on the financial position or net results of operations of the Company. There are additional disclosures resulting from this consolidation.

MVC GP II, LLC (“MVC GP II”), an indirect wholly-owned subsidiary of the Company, serves as the general partner to the MVC Private Equity Fund, L.P. (“PE Fund”). MVC GP II is wholly-owned by MVCFS, a subsidiary of the Company. The results of MVC GP II are consolidated into MVCFS and ultimately the Company. All inter-company accounts have been eliminated in consolidation.

3. Investment Classification

As required by the Investment Company Act of 1940, as amended (the “1940 Act”), we classify our investments by level of control. As defined in the 1940 Act, “Control Investments” are investments in those companies that we are deemed to “Control.” “Affiliate Investments” are investments in those companies that are “Affiliated Companies” of us, as defined in the 1940 Act, other than Control Investments. “Non-Control/Non-Affiliate Investments” are those that are neither Control Investments nor Affiliate Investments. Generally, under that 1940 Act, we are deemed to control a company in which we have invested if we own 25% or more of the voting securities of such company. We are deemed to be an affiliate of a company in which we have invested if we own 5% or more and less than 25% of the voting securities of such company.

4. Cash and Cash Equivalents

For the purpose of the Consolidated Balance Sheets and Consolidated Statements of Cash Flows, the Company considers all money market and all highly liquid temporary cash investments purchased with an original maturity of less than three months to be cash equivalents. As of July 31, 2014, the Company had approximately $18.1 million in cash equivalents and restricted cash equivalents and approximately $17.7 million in cash totaling approximately $35.8 million.

Restricted Cash and Cash Equivalents

Cash and cash equivalent accounts that are not available to the Company for day—to-day use are classified as restricted cash. Restricted cash and cash equivalents are carried at cost, which approximates fair value. On April 26, 2011, the Company agreed to collateralize a 5.0 million Euro letter of credit from JPMorgan Chase Bank, N.A., which is related to a project guarantee by AB DnB NORD bankas to Security Holdings B.V., a portfolio company investment, and is classified as restricted cash equivalents on the Company’s Consolidated Balance Sheets (equivalent to approximately $6.7 million at July 31, 2014 and approximately $6.8 million at October 31, 2013).

5. Recent Accounting Pronouncements

In June 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-08, Financial Services—Investment Companies. ASU 2013-08 provides clarifying guidance to determine if an entity qualifies as an investment company. ASU 2013-08 also requires an investment company to measure non-controlling interests in other investment companies at fair value. The following disclosures will also be required upon adoption of ASU 2013-08: (i) whether an entity is an investment company and is applying the accounting and reporting guidance for investment companies; (ii) information about changes, if any, in an entity’s status as an investment company; and (iii) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The requirements of ASU 2013-08 are effective for the Company beginning in fiscal year 2015. These updates are expected to have no impact on the Company’s financial condition or results of operations.

6. Investment Valuation Policy

Our investments are carried at fair value in accordance with the 1940 Act and Accounting Standards Codification, Fair Value Measurement (“ASC 820”). In accordance with the 1940 Act, unrestricted minority-owned publicly traded securities for which market quotations are readily available are valued at the closing market quote on the valuation date and majority-owned publicly traded securities and other privately held securities are valued as determined in good faith by the Valuation Committee of our Board of Directors. For legally or contractually restricted securities of companies that are publicly traded, the value is based on the closing market quote on the valuation date minus a discount for the restriction. At July 31, 2014, we did not own restricted or unrestricted securities of any publicly traded company in which we have a majority-owned interest.

ASC 820 provides a framework for measuring the fair value of assets and liabilities and provides guidance regarding a fair value hierarchy that prioritizes information used to measure value. In determining fair value, the Valuation Committee primarily uses the level 3 inputs referenced in ASC 820.

ASC 820 defines fair value in terms of the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The price used to measure the fair value is not adjusted for transaction costs while the cost basis of our investments may include initial transaction costs. Under ASC 820, the fair value measurement also assumes that the transaction to sell an asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset. The principal market is the market in which the reporting entity would sell or transfer the asset with the greatest volume and level of activity for the asset to which the reporting entity has access to as of the measurement date. If no market for the asset exists or if the reporting entity does not have access to the principal market, the reporting entity should use a hypothetical market.

Valuation Methodology

Pursuant to the requirements of the 1940 Act and in accordance with ASC 820, we value our portfolio securities at their current market values or, if market quotations are not readily available, at their estimated fair values. Because our portfolio company investments generally do not have readily ascertainable market values, we record these investments at fair value in accordance with our Valuation Procedures adopted by the Board of Directors, which are consistent with ASC 820. As permitted by the SEC, the Board of Directors has delegated the responsibility of making fair value determinations to the Valuation Committee, subject to the Board of Directors’ supervision and pursuant to our Valuation Procedures. Our Board of Directors may also hire independent consultants to review our Valuation Procedures or to conduct an independent valuation of one or more of our portfolio investments.

Pursuant to our Valuation Procedures, the Valuation Committee (which is comprised of three Independent Directors) determines fair values of Portfolio Company investments on a quarterly basis (or more frequently, if deemed appropriate under the circumstances). Any changes in valuation are recorded in the consolidated statements of operations as “Net unrealized appreciation (depreciation) on investments.”

Currently, NAV per share is calculated and published on a quarterly basis. The Company calculates NAV per share by subtracting all liabilities from the total value of portfolio securities and other assets and dividing the result by the total number of outstanding shares of common stock on the date of valuation. Fair values of foreign investments determined as of quarter end reflect exchange rates, as applicable, in effect on the last business day of the quarter. Exchange rates fluctuate on a daily basis, sometimes significantly. Exchange rate fluctuations subsequent to the fiscal quarter end are not reflected in the valuations reported in this Quarterly Report.

At July 31, 2014 and October 31, 2013, approximately 76.19% and 76.09%, respectively, of total assets represented portfolio investments in Portfolio Companies and escrow receivables recorded at fair value (“Fair Value Investments”).

Under most circumstances, at the time of acquisition, fair value investments are carried at cost (absent the existence of conditions warranting, in management’s and the Valuation Committee’s view, a different initial value). During the period that an investment is held by the Company, its original cost may cease to approximate fair value as the result of market and investment specific factors. No pre-determined formula can be applied to determine fair value. Rather, the Valuation Committee analyzes fair value measurements based on the value at which the securities of the Portfolio Company could be sold in an orderly disposition over a reasonable period of time between willing parties. The liquidity event whereby the Company ultimately exits an investment is generally the sale, merger, recapitalization of a Portfolio Company or by a public offering of its securities.

There is no one methodology to determine fair value and, in fact, for any portfolio security, fair value may be expressed as a range of values, from which the Company derives a single estimate of fair value. To determine the fair value of a portfolio security, the Valuation Committee analyzes the Portfolio Company’s financial results and projections, publicly traded comparable companies when available, comparable private transactions when available, precedent transactions in the market when available, third-party real estate and asset appraisals, if appropriate and available, discounted cash flow analysis, if appropriate, as well as other factors. The Company generally requires, where practicable, Portfolio Companies to provide annual audited and other periodic unaudited financial statements, and/or annual projections for the upcoming fiscal year.

The fair value of our portfolio securities is inherently subjective. Because of the uncertainty of fair valuation of portfolio securities and escrow receivables that do not have readily ascertainable market values, our estimate of fair value may significantly differ from the fair value that would have been used had a ready market existed for the securities. Such values also do not reflect brokers’ fees or other selling costs, which might become payable on disposition of such investments.

In accordance with the 1940 Act, unrestricted minority-owned publicly traded securities for which market quotations are readily available are valued at the closing market quote on the valuation date and majority-owned publicly traded securities and other privately held securities are valued as determined in good faith by the Valuation Committee of the Board of Directors. For legally or contractually restricted securities of companies that are publicly traded, the value is based on the closing market quote on the valuation date minus a discount for any such restriction. At July 31, 2014 and October 31, 2013, we did not hold restricted or unrestricted securities of publicly traded companies in which we owned a majority-owned interest.

If a security is publicly traded, the fair value is generally equal to market value on the valuation date based on the closing price on the principal exchange on which the security is primarily traded, unless restricted and in such case, a restricted discount is applied.

For equity securities of Portfolio Companies, the Valuation Committee estimates the fair value based on market and/or income approach with value then attributed to equity or equity like securities using the enterprise value waterfall (“Enterprise Value Waterfall”) valuation methodology. Under the Enterprise Value Waterfall valuation methodology, the Valuation Committee estimates the enterprise fair value of the Portfolio Company and then waterfalls the enterprise value over the Portfolio Company’s securities in order of their preference relative to one another. To assess the enterprise value of the Portfolio Company, the Valuation Committee weighs some or all of the traditional market valuation methods and factors based on the individual circumstances of the Portfolio Company in order to estimate the enterprise value. The methodologies for performing assets may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third party valuations of the Portfolio Company, considering offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the Portfolio Company, and third-party asset and real estate appraisals. For non-performing assets, the Valuation Committee may estimate the liquidation or collateral value of the Portfolio Company’s assets. The Valuation Committee also takes into account historical and anticipated financial results.

In assessing enterprise value, the Valuation Committee considers the mergers and acquisitions (“M&A”) market as the principal market in which the Company would sell its investments in Portfolio Companies under circumstances where the Company has the ability to control or gain control of the board of directors of the Portfolio Company (“Control Companies”). This approach is consistent with the principal market that the Company would use for its Portfolio Companies if the Company has the ability to initiate a sale of the Portfolio Company as of the measurement date, i.e., if it has the ability to control or gain control of the board of directors of the Portfolio Company as of the measurement date. In evaluating if the Company can control or gain control of a Portfolio Company as of the measurement date, the Company takes into account its equity securities on a fully diluted basis, as well as other factors.

For non-Control Companies, consistent with ASC 820, the Valuation Committee considers a hypothetical secondary market as the principal market in which it would sell investments in those companies. The Company also considers other valuation methodologies such as the Option Pricing Method and liquidity preferences when valuing minority equity positions of a Portfolio Company.

For loans and debt securities of non-Control Companies (for which the Valuation Committee has identified the hypothetical secondary market as the principal market), the Valuation Committee determines fair value based on the assumptions that a hypothetical market participant would use to value the security in a current hypothetical sale using a market yield (“Market Yield”) valuation methodology. In applying the Market Yield valuation methodology, the Valuation Committee determines the fair value based on such factors as third party broker quotes (if available) and market participant assumptions, including synthetic credit ratings, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date.

Estimates of average life are generally based on market data of the average life of similar debt securities. However, if the Valuation Committee has information available to it that the debt security is expected to be repaid in the near term, the Valuation Committee would use an estimated life based on the expected repayment date.

The Valuation Committee determines fair value of debt securities of Control Companies based on the estimate of the enterprise value of the Portfolio Company. To the extent the enterprise value exceeds the remaining principal amount of the loan and all other debt securities of the company, the fair value of such debt securities is generally estimated to be their cost. However, where the enterprise value is less than the remaining principal amount of the loan and all other debt securities, the Valuation Committee may discount the value of such securities to reflect an impairment.

For the Company’s or its subsidiary’s investment in the PE Fund, for which an indirect wholly-owned subsidiary of the Company serves as the general partner (the “GP”) of the PE Fund, the Valuation Committee relies on the GP’s determination of the Fair Value of the PE Fund, which will be generally valued, as a practical expedient, utilizing the net asset valuations provided by the GP, which will be made: (i) no less frequently than quarterly as of the Company’s fiscal quarter end and (ii) with respect to the valuation of PE Fund investments in Portfolio Companies, will be based on methodologies consistent with those set forth in the Company’s valuation procedures. In making its determination, the GP considers and generally relies on TTG Advisers’ recommendations. The determination of the net asset value of the Company’s or its subsidiary’s investment in the PE Fund will follow the methodologies described for valuing interests in private investment funds (“Investment Vehicles”) described below. Additionally, when both the Company and the PE Fund hold investments in the same Portfolio Company, the GP’s Fair Value determination shall be based on the Valuation Committee’s determination of the fair value of the Company’s portfolio security in that Portfolio Company.

As permitted under GAAP, the Company’s interests in private investment funds are generally valued, as a practical expedient, utilizing the net asset valuations provided by management of the underlying Investment Vehicles, without adjustment, unless TTG Advisers is aware of information indicating that a value reported does not accurately reflect the value of the Investment Vehicle, including any information showing that the valuation has not been calculated in a manner consistent with GAAP. Net unrealized appreciation (depreciation) of such investments is recorded based on the Company’s proportionate share of the aggregate amount of appreciation (depreciation) recorded by each underlying Investment Vehicle. The Company’s proportionate investment interest includes its share of interest and dividend income and expense, and realized and unrealized gains and losses on securities held by the underlying Investment Vehicles, net of operating expenses and fees. Realized gains and losses on distributions from Investment Vehicles are generally recognized on a first in, first out basis.

The Company applies the practical expedient to interests in Investment Vehicles on an investment by investment basis, and consistently with respect to the Company’s entire interest in an investment. The Company may adjust the valuation obtained from an Investment Vehicle with a premium, discount or reserve if it determines that the net asset value is not representative of fair value.

If the Company intends to sell all or a portion of its interest in an Investment Vehicle to a third-party in a privately negotiated transaction near the valuation date, the Company will consider offers from third parties to buy the interest in an Investment Vehicle in valuations, which may be discounted for both probability of close and time.

When the Company receives nominal cost warrants or free equity securities (“nominal cost equity”) with a debt security, the Company typically allocates its cost basis in the investment between debt securities and nominal cost equity at the time of origination.

Interest income, adjusted for amortization of premium and accretion of discount on a yield to maturity methodology, is recorded on an accrual basis to the extent that such amounts are expected to be collected. Origination and/or closing fees associated with investments in Portfolio Companies are recorded as income at the time the investment is made. Upon the prepayment of a loan or debt security, any unamortized original issue discount or market discount is recorded as a realized gain. Prepayment premiums are recorded on loans when received. Dividend income, if any, is recognized on an accrual basis on the ex-dividend date to the extent that the Company expects to collect such amounts.

For loans, debt securities, and preferred securities with contractual payment-in-kind interest or dividends, which represent contractual interest/dividends accrued and added to the loan balance or liquidation preference that generally becomes due at maturity, the Company will not ascribe value to any such payment-in-kind interest/dividends, if the Portfolio Company valuation indicates that the payment-in-kind interest is not collectible. However, the Company may ascribe value to payment-in-kind interest if the health of the Portfolio Company and the underlying securities are not in question. All payment-in-kind interest that has been added to the principal balance or capitalized is subject to ratification by the Valuation Committee.

Escrows from the sale of a Portfolio Company are generally valued at an amount, which may be expected to be received from the buyer under the escrow’s various conditions discounted for both risk and time.

ASC 460, Guarantees, requires the Company to estimate the fair value of the guarantee obligation at its inception and requires the Company to assess whether a probable loss contingency exists in accordance with the requirements of ASC 450, Contingencies. The Valuation Committee typically will look at the pricing of the security in which the guarantee provided support for the security and compare it to the price of a similar or hypothetical security without guarantee support. The difference in pricing will be discounted for time and risk over the period in which the guarantee is expected to remain outstanding.

7. Concentration of Market Risk

Financial instruments that subjected the Company to concentrations of market risk consisted principally of equity investments, subordinated notes, debt instruments and escrow receivables (other than cash equivalents), which collectively represented approximately 76.19% and 76.09% of the Company’s total assets at July 31, 2014 and October 31, 2013, respectively. As discussed in Note 8, these investments consist of securities in companies with no readily determinable market values and as such are valued in accordance with the Company’s fair value policies and procedures. The Company’s investment strategy represents a high degree of business and financial risk due to the fact that the Company’s portfolio investments (other than cash equivalents) are generally illiquid, in small and middle market companies, and include foreign investments (which subject the Company to additional risks such as currency, geographic, demographic and operational risks), entities with little operating history or entities that possess operations in new or developing industries. These investments, should they become publicly traded, would generally be (i) subject to restrictions on resale, if they were acquired from the issuer in private placement transactions; and (ii) susceptible to market risk. Additionally, we are classified as a non-diversified investment company within the meaning of the 1940 Act, and therefore may invest a significant portion of our assets in a relatively small number of portfolio companies, which gives rise to a risk of significant loss should the performance or financial condition of one or more portfolio companies deteriorate. The Company’s investments in short-term securities are generally in U.S. government securities, with a maturity of greater than three months but generally less than one year or other high quality and highly liquid investments. The Company considers all money market and other cash investments purchased with an original maturity of less than three months to be cash equivalents.

The following table shows the portfolio composition by industry grouping at fair value as a percentage of net assets as of July 31, 2014 and October 31, 2013.

	July 31, 2014	October 31, 2013
Energy Services	26.15%	26.12%
Medical Device Manufacturer	14.05%	12.35%
Electrical Engineering	11.06%	9.21%
Automotive Dealerships	7.38%	9.89%
Specialty Chemicals	8.80%	7.27%
Manufacturer of Pipe Fittings	8.10%	6.99%
Renewable Energy	7.59%	7.48%
Private Equity	4.98%	2.97%
Theme Park	0.00%	3.80%
Food Services	4.56%	2.31%
Iron Foundries	4.86%	3.32%
Environmental Services	8.00%	3.38%
Real Estate Management	3.14%	2.80%
Consumer Services	2.80%	2.54%
Insurance	2.11%	1.91%
Distributor - Landscaping and Irrigation Equipment	2.02%	3.27%
Financial Services	3.05%	1.76%
Technology	1.64%	1.77%
Consumer Products	1.53%	0.31%
Software	1.34%	1.21%
Manufacturer of Laminate Material and Composites	1.11%	0.85%
Port Facilities	0.38%	0.37%
Health & Beauty - Distributor	0.00%	0.00%
Retail Store Fixtures	0.00%	0.00%
	124.65%	111.88%

8. Portfolio Investments

Pursuant to the requirements of the 1940 Act and ASC 820, we value our portfolio securities at their current market values or, if market quotations are not readily available, at their estimated fair values. Because our portfolio company investments generally do not have readily ascertainable market values, we record these investments at fair value in accordance with Valuation Procedures adopted by our Board of Directors. As permitted by the SEC, the Board of Directors has delegated the responsibility of making fair value determinations to the Valuation Committee, subject to the Board of Directors’ supervision and pursuant to our Valuation Procedures.

The levels of fair value inputs used to measure our investments are characterized in accordance with the fair value hierarchy established by ASC 820. Where inputs for an asset or liability fall in more than one level in the fair value hierarchy, the investment is classified in its entirety based on the lowest level input that is significant to that investment’s fair value measurement. We use judgment and consider factors specific to the investment in determining the significance of an input to a fair value measurement. The three levels of the fair value hierarchy and investments that fall into each of the levels are described below:

•
Level 1: Level 1 inputs are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. We use Level 1 inputs for investments in publicly traded unrestricted securities for which we do not have a controlling interest. Such investments are valued at the closing price on the measurement date. We valued one of our investments using Level 1 inputs as of July 31, 2014.


•
Level 2: Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly or other inputs that are observable or can be corroborated by observable market data. Additionally, the Company’s interests in Investment Vehicles that can be withdrawn by the Company at the net asset value reported by such Investment Vehicle as of the measurement date or within six months of the measurement date are generally categorized as Level 2 investments. We did not value any of our investments using Level 2 inputs as of July 31, 2014.


•
Level 3: Level 3 inputs are unobservable and cannot be corroborated by observable market data. Additionally, included in Level 3 are the Company’s interests in Investment Vehicles from which the Company cannot withdraw at the net asset value reported by such Investment Vehicles as of the measurement date or within six months of the measurement date. We use Level 3 inputs for measuring the fair value of substantially all of our investments. See Note 6 for the investment valuation policies used to determine the fair value of these investments.

As noted above, the interests in Investment Vehicles are included in Level 3 of the fair value hierarchy. In determining the appropriate level, the Company considers the length of time until the investment is redeemable, including notice and lock-up periods and any other restriction on the disposition of the investment. The Company also considers the nature of the portfolios of the underlying Investment Vehicles and such vehicles’ ability to liquidate their investment.

The following fair value hierarchy tables set forth our investment portfolio by level as of July 31, 2014 and October 31, 2013 (in thousands):

	July 31, 2014
	Level 1	Level 2	Level 3	Total
Senior/Subordinated Loans and credit facilities	$—	$—	$106,406	$106,406
Common Stock	10,978	—	24,684	35,662
Preferred Stock	—	—	186,316	186,316
Warrants	—	—	995	995
Other Equity Investments (Common Equity Interest, LP Interest, GP Interest, LLC Interest)	—	—	119,609	119,609
Guarantee	—	—	(92)	(92)
Escrow receivables	—	—	5,937	5,937
Total Investments, net	$10,978	$—	$443,855	$454,833

	October 31, 2013
	Level 1	Level 2	Level 3	Total
Senior/Subordinated Loans and credit facilities	$—	$—	$113,153	$113,153
Common Stock	—	—	19,593	19,593
Preferred Stock	—	—	180,357	180,357
Warrants	—	—	220	220
Other Equity Investments (Common Equity Interest, LP Interest, GP Interest, LLC Interest)	—	—	126,975	126,975
Escrow receivables	—	—	6,237	6,237
Short-term investments	—	49,827	—	49,827
Total Investments, net	$—	$49,827	$446,535	$496,362

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the period in which the reclassifications occur. During the nine month period ended July 31, 2014 and the year ended October 31, 2013, there were no transfers in and out of Level 1 or 2.

The following tables set forth a summary of changes in the fair value of investment assets and liabilities measured using Level 3 inputs for the nine month period ended July 31, 2014, and July 31, 2013 (in thousands):

	Balances, November 1, 2013	Realized Gains (Losses) (1)	Reversal of Prior Period (Appreciation) Depreciation on Realization (2)	Unrealized Appreciation (Depreciation) (3)	Purchases (4)	Sales (5)	Transfers In & Out of Level 3	Balances, July 31, 2014
Senior/Subordinated Loans and credit facilities	$113,153	$(190)	$1,000	$(6,090)	$44,245	$(45,712)	$—	$106,406
Common Stock	19,593	—	—	4,327	764	—	—	24,684
Preferred Stock	180,357	—	—	(8,681)	18,401	(3,761)	—	186,316
Warrants	220	—	—	672	825	(722)	—	995
Other Equity Investments (Common Equity Interest, LP Interest, GP Interest, LLC Interest)	126,975	2,989	(4,128)	(22,604)	22,644	(6,267)	—	119,609
Guarantees	—	—	—	(92)	—	—	—	(92)
Escrow receivables	6,237	492	—	—	—	(792)	—	5,937
Total	$446,535	$3,291	$(3,128)	$(32,468)	$86,879	$(57,254)	$—	$443,855

	Balances, November 1, 2012	Realized Gains (Losses) (1)	Reversal of Prior Period (Appreciation) Depreciation on Realization (2)	Unrealized Appreciation (Depreciation) (3)	Purchases (4)	Sales (5)	Transfers In & Out of Level 3	Balances, July 31, 2013
Senior/Subordinated Loans and credit facilities	$89,502	$152	$(2)	$(978)	$51,777	$(35,743)	$—	$104,708
Common Stock	69,686	48,281	(44,497)	4,034	5,488	(66,288)	—	16,704
Preferred Stock	138,089	(4,421)	4,505	13,260	22,819	(97)	—	174,155
Warrants	34	—	—	(91)	165	—	—	108
Other Equity Investments (Common Equity Interest, LP Interest, GP Interest, LLC Interest)	107,685	—	—	11,799	1,291	(30)	—	120,745
Guarantees	(825)	—	—	825	—	—	—	—
Escrow receivables	991	(550)	—	—	6,311	(839)	—	5,913
Total	$405,162	$43,462	$(39,994)	$28,849	$87,851	$(102,997)	$—	$422,333

(1)	Included in net realized gain (loss) on investments in the Consolidated Statements of Operations.
(2)
Included in net unrealized appreciation (depreciation) of investments in the Consolidated Statements of Operations related to securities disposed of during the nine months ended July 31, 2014 and July 31, 2013, respectively.

(3)	Included in net unrealized appreciation (depreciation) of investments in the Consolidated Statements of Operations related to securities held at July 31, 2014 and July 31, 2013, respectively.
(4)
Includes increases in the cost basis of investments resulting from new portfolio investments, PIK interest or dividends, the amortization of discounts, premiums and closing fees and the exchange of one or more existing securities for new securities.

(5)	Includes decreases in the cost basis of investments resulting from principal repayments or sales.

In accordance with ASU 2011-04, the following table summarizes information about the Company’s Level 3 fair value measurements as of July 31, 2014 (in thousands):

Quantitative Information about Level 3 Fair Value Measurements*

	Fair value as of			Range				Weighted
	7/31/2014	Valuation technique	Unobservable input	Low		High		average (a)

Common Stock (c) (d)	$24,684	Adjusted Net Asset Approach	Discount to Net Asset Value	0.0%		100.0%		0.0%
			Real Estate Appraisals	N/A		N/A		N/A

		Income Approach	Discount Rate	13.0%		15.0%		13.0%
			Perpetual Growth Rate of Free Cash Flow	3.0%		3.0%		3.0%

		Market Approach	Revenue Multiple	2.0	x	2.0	x	2.0	x
			EBITDA Multiple	5.0	x	9.0	x	5.0	x
			Forward EBITDA Multiple	5.5	x	5.5	x	5.5	x

Senior/Subordinated loans and credit facilities (b) (d)	$106,406	Adjusted Net Asset Approach	Real Estate Appraisals	N/A		N/A		N/A
		Market Approach	EBITDA Multiple	5.0	x	11.1	x	8.2	x
			Forward EBITDA Multiple	5.0	x	8.0	x	6.3	x
			Market Quotes	101.0%		101.0%		101.0%
			Discount to Forward EBITDA	10.0%		10.0%		10.0%

		Income Approach	Discount Rate	14.2%		17.8%		16.9%
			Perpetual Growth Rate of Free Cash Flow	2.0%		3.0%		2.3%
			Required Rate of Return	13.0%		16.0%		14.2%

Other Equity Investments (d)	$119,609	Adjusted Net Asset Approach	Discount to Net Asset Value	0.0%		0.0%		0.0%
			Real Estate Appraisals	N/A		N/A		N/A

		Market Approach	Revenue Multiple	2.0	x	2.0	x	2.0	x
			Forward EBITDA Multiple	5.0	x	8.0	x	6.7	x
			EBITDA Multiple	5.0	x	6.0	x	5.2	x
			Euros per TTM MWhr	€0.70		€0.70		€0.70
			Discount to Forward EBITDA	10.0%		33.0%		19.8%
			Multiple of Book Value	1.0	x	1.0	x	1.0	x

		Income Approach	Discount Rate	6.0%		17.0%		13.7%
			Perpetual Growth Rate of Free Cash Flow	2.0%		3.0%		2.1%

Preferred Stock (c)	$186,316	Adjusted Net Asset Approach	Discount to Net Asset Value	0.0%		0.0%		0.0%

		Market Approach	Revenue Multiple	2.0	x	2.0	x	2.0	x
			EBITDA Multiple	9.0	x	9.0	x	9.0	x
			% of AUM	1.02%		1.02%		1.02%
			Illiquidity Discount	30.0%		30.0%		30.0%
			Multiple of Book Value	1.0	x	1.0	x	1.0	x
			EBT Multiple	15.4	x	15.4	x	15.4	x
			Forward EBITDA Multiple	5.0	x	7.5	x	5.5	x
			Discount to Forward EBITDA	10.0%		10.0%		10.0%

		Income Approach	Discount Rate	15.0%		17.0%		17.0%
			Perpetual Growth Rate of Free Cash Flow	7.5%		7.5%		7.5%

Warrants	$995	Market Approach	EBITDA Multiple	6.0	x	6.0	x	6.0	x

		Income Approach	Discount Rate	17.8%		22.6%		21.9%
			Perpetual Growth Rate of Free Cash Flow	3.0%		12.0%		10.7%
			Illiquidity Discount	25.0%		25.0%		25.0%

		Adjusted Net Asset Approach	Discount to Net Asset Value	0.0%		0.0%		0.0%

Guarantees	$(92)	Income Approach	Discount Rate	7.3%		7.3%		7.3%

Escrow Receivables	$5,937	Adjusted Net Asset Approach	Discount to Net Asset Value	6.0%		6.0%		6.0%

Total	$443,855

Notes:
(a)	Calculated based on fair values.
(b)	Certain investments are priced using non-binding broker or dealer quotes.
(c)	Certain common and preferred stock investments are fair valued based on liquidation-out preferential rights held by the Company.
(d)	Real estate appraisals are performed by independent third parties and the Company does not have reasonable access to the underlying unobservable inputs.
*	The above table excludes certain investments whose fair value is zero due to certain specific situations at the portfolio company level.

ASU 2011-04 clarifies the application of existing fair value measurement and disclosure requirements related to the application of the highest and best use and valuation premise concepts for financial and nonfinancial instruments, measuring the fair value of an instrument classified in equity, and disclosures about fair value measurements. ASU 2011-04 requires additional disclosures about fair value measurements categorized within Level 3 of the fair value hierarchy, including the valuation processes used by the reporting entity, the sensitivity of the fair value to changes in unobservable inputs and the interrelationships between those unobservable inputs, if any.
Following are descriptions of the sensitivity of the Level 3 recurring fair value measurements to changes in the significant unobservable inputs presented in the above table. For securities utilizing the income approach valuation technique, a significant increase (decrease) in the discount rate, risk premium or discount for lack of marketability would result in a significantly lower (higher) fair value measurement. The discount for lack of marketability used to determine fair value may include other factors such as liquidity or credit risk. Generally, a change in the discount rate is accompanied by a directionally similar change in the risk premium and discount for lack of marketability. For securities utilizing the market approach valuation technique, a significant increase (decrease) in the EBITDA, revenue multiple or other key unobservable inputs listed in the above table would result in a significantly higher (lower) fair value measurement. A significant increase (decrease) in the discount for lack of marketability would result in a significantly lower (higher) fair value measurement. The discount for lack of marketability used to determine fair value may include other factors such as liquidity or credit risk. For securities utilizing an adjusted net asset approach valuation technique, a significant increase (decrease) in the price to book value ratio, discount rate or other key unobservable inputs listed in the above table would result in a significantly higher (lower) fair value measurement.

For the Nine Month Period Ended July 31, 2014

During the nine month period ended July 31, 2014, the Company made three new investments, committing capital totaling approximately $25.4 million. The investments were made in G3K Displays, Inc. (“G3K”) ($6.0 million), Inland Environmental & Remediation LP (“Inland”) ($15.0 million) and Equus Total Return, Inc. (“Equus”) ($4.4 million).

During the nine month period ended July 31, 2014, the Company made 17 follow-on investments into 12 existing portfolio companies totaling approximately $38.4 million. On November 13, 2013, the Company loaned $4.0 million to Security Holdings B.V. (“Security Holdings”) in the form of a 5% cash bridge loan with a maturity date of February 15, 2014. On November 19, 2013, the Company increased its common equity interest in Centile Holding B.V. (“Centile”) by $100,000. Also on November 19, 2013, the Company invested $5.0 million into MVC Automotive Group B.V. (“MVC Automotive”) in the form of common equity interest and converted its bridge loan of approximately $1.8 million, including accrued interest, to common equity interest. On December 23, 2013, the Company made a senior secured loan of $3.3 million to RuMe Inc. (“RuMe”) with a cash interest rate of 12% and a maturity date of April 4, 2014. The Company also purchased warrants for shares of common stock in RuMe for a nominal amount and allocated a portion of the cost basis of the loan to the warrants at the time the investment was made. On January 2, 2014, the Company loaned $7.0 million to Morey’s Seafood International, LLC (“Morey’s”), increasing its second lien loan amount to $15.0 million. The interest rate on the total loan was increased to 10% cash and 3% payment in kind (“PIK”). On March 5, 2014, the Company invested an additional $4.0 million into MVC Automotive in the form of common equity interest. On March 10, 2014, the Company exercised its warrant in RuMe at a cost of approximately $43,000 and received 4,297,549 shares of common stock. On March 5, 2014 and April 1, 2014, the Company contributed a total of approximately $2.8 million to the PE Fund related to expenses, an additional investment in Plymouth Rock Energy, LLC and an investment in Advanced Oilfield Services, LLC. As of July 31, 2014, the PE Fund had invested in Plymouth Rock Energy, LLC, Gibdock Limited, Focus Pointe Holdings, Inc. and Advanced Oilfield Services, LLC. On April 1, 2014, the Company loaned $1.5 million to Marine Exhibition Corporation (“Marine”) in the form of a second lien loan with an interest rate of 11%. The loan matures on June 30, 2014. On May 2, 2014, the Company loaned $1.5 million to U.S. Spray Drying Holding Company (“SCSD”) in the form of a secured loan. The loan has an interest rate of 12% and a maturity date of May 2, 2019. On May 7, 2014, the Company converted RuMe’s $3.3 million senior secured loan and accrued interest of approximately $161,000 into 23,896,634 shares of series C preferred stock. On May 9, 2014, the Company loaned an additional $500,000 to Biovation Holdings, Inc. (“Biovation”) increasing the total amount outstanding on the bridge loan to $3.8 million and extended the maturity date of the loan to October 31, 2014. The Company also received a warrant at no cost and allocated a portion of the cost basis of the loan to the warrant at the time the investment was made. On May 14, 2014, the Company signed a share exchange agreement with Equus, another publicly traded business development company, as part of a plan of reorganization adopted by the Equus Board of Directors. Under the terms of the reorganization, Equus will pursue a merger or consolidation with the Company, a subsidiary of the Company, or one or more of the Company’s portfolio companies. Absent Equus merging or consolidating with/into the Company itself (whereby the Company would own a majority of Equus shares), the current intention is for Equus to (i) be restructured into a publicly-traded operating company focused on the energy and/or financial services sectors and (ii) seek to terminate its election as a business development company. Pursuant to the share exchange agreement, the Company has received 2,112,000 shares of Equus in exchange for 395,839 shares of the Company. The exchange was calculated based upon each company’s respective net asset value per share. As part of the reorganization, the Company may acquire additional Equus shares from time to time, either through Equus’ direct sale of newly issued shares to the Company or through the purchase of outstanding Equus shares. The consummation of the reorganization is anticipated to occur within one year, and Equus currently intends to maintain its common stock listing on the New York Stock Exchange after that point, unless Equus is merged with the Company. TTG Advisers has voluntarily agreed to waive any management fees on the Company’s assets invested in Equus common stock. Also, as part of the Equus plan of reorganization, on May 21, 2014, June 3, 2014 and June 12, 2014, the Company purchased 512,557, 850,000 and 970,087 additional outstanding common shares of Equus, respectively, at a cost of approximately $1.2 million, $2.1 million and $2.4 million, respectively. On May 27, 2014, the Company purchased 2,893 common shares of Ohio Medical from Champlain Capital Partners at a nominal cost. On May 30, 2014, the Company loaned $3.0 million to U.S. Gas. The loan has an interest rate of 14% and a maturity date of July 1, 2018.

On November 1, 2013, Turf Products, LLC (“Turf”) repaid its $1.0 million junior revolving note in full, including all accrued interest. The junior revolving note is no longer a commitment of the Company. Turf also made a $4.5 million principal payment on its senior subordinated loan, resulting in an outstanding balance of approximately $3.9 million as of July 31, 2014. The Company also guaranteed $1.0 million of Turf’s indebtedness to Berkshire Bank. The guarantee was valued at negative $92,000 at July 31, 2014.

On November 11, 2013, MVC Automotive Group B.V. completed a tax free reorganization into MVC Automotive Group GmbH “MVC Automotive”, an Austrian holding company, to increase operating efficiencies.

On December 16, 2013, the Company announced the termination of its agreement to sell U.S. Gas & Electric, Inc. (“U.S. Gas”) to United States Gas & Electric Holdings, Inc. (“US Holdings”), a company organized to acquire U.S. Gas. US Holdings was unable to satisfy the closing conditions of the original agreement (October 4, 2013) and subsequently submitted a transaction termination notice to the Company on December 10, 2013.

On January 30, 2014, BPC II, LLC completed the dissolution of its operations. The Company realized a loss of $180,000 as a result of this dissolution.

On April 14, 2014, the Company agreed to provide G3K a $10.0 million loan in three installments and made its first loan of $6.0 million. The closing of the Company’s G3K investment and first loan occurred following extensive due diligence, including receipt of an unqualified audit report on G3K’s financial statements and a separate quality of earnings review by an accounting firm. The Company has initiated legal action in the Superior Court of New Jersey, Chancery Division, against G3K, its three shareholders and certain corporate officers for fraudulently misrepresenting G3K’s financial records in order to secure financing from the Company. The Company is working diligently to uncover the full extent of what it believes to be a highly sophisticated fraud and is seeking to recover loan proceeds. All legal options available are being examined. The Company did recover $375,000 in principal prior to July 31, 2014. The loan had an outstanding balance of approximately $5.6 million and had a fair value of $0 as of July 31, 2014.

On May 1, 2014, the Company converted the JSC Tekers Holdings (“JSC Tekers”) $12.0 million secured loan and accrued interest to preferred equity. The cost and fair value assigned to the preferred equity was approximately $11.8 million. As a result of the loan conversion, the Company realized a loss of approximately $190,000.

On May 19, 2014, the Company loaned an additional $2.0 million to Inland. The total amount outstanding of the senior secured loan as of July 31, 2014 was $15.0 million.

On May 30, 2014, the Company received an approximately $2.9 million principal payment from U.S. Gas on its second lien loan. The second lien loan interest rate was adjusted to 13% and the maturity date was extended to July 1, 2019.

On June 30, 2014, the Company converted its SGDA Sanierungsgesellschaft fur Deponien und Altasten GmbH (“SGDA”) $6.5 million term loan and accrued interest of approximately $1.9 million to additional common equity interest in SGDA Europe B.V. (“SGDA Europe”).

On July 1, 2014, Marine repaid its $11.7 million senior subordinated and $1.5 million second lien loans in full, including all accrued interest. The 20,000 shares of Marine’s preferred stock was also sold for approximately $3.8 million, which resulted in no gain or loss from the sale. During the nine month period ended July 31, 2014, the Company received a dividend of $700,000 from Marine.

On July 29, 2014, the Company sold its limited liability company interest in Octagon Credit Investors, LLC (“Octagon”) for approximately $6.3 million resulting in a realized gain of approximately $3.2 million.

During the nine month period ended July 31, 2014, Custom Alloy Corporation (“Custom Alloy”) made $1.0 million of principal payments on its loan.

During the nine month period July 31, 2014, the Company received a dividend of approximately $67,000 from NPWT Corporation (“NPWT”).

During the quarter ended January 31, 2014, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $18,000 and series B preferred stock by approximately $4.0 million, NPWT common stock by $1,000 and preferred stock by $34,000, Vestal Manufacturing Enterprise, Inc. (“Vestal”) common stock by $3.0 million, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $2.2 million, Biovation warrants by $162,000, and Freshii USA, Inc. (“Freshii”) warrant by approximately $15,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii, Biogenic Reagents (“Biogenic”) and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $1,008,665. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $949,000 due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in SGDA Europe equity interest by approximately $57,000, Centile Holdings B.V. (“Centile”) equity interest by $29,000, Security Holdings B.V. (“Security Holdings”) equity interest by $304,000, Octagon equity interest by approximately $1.2 million, MVC Automotive equity interest by approximately $1.9 million, Velocitius B.V. (“Velocitius”) equity interest by approximately $1.9 million, Biovation bridge loan by approximately $102,000, Foliofn, Inc. preferred stock by approximately $1.1 million, Turf guarantee by $92,000 and SIA Tekers Invest (“Tekers”) common stock by $12,000. Also, during the quarter ended January 31, 2014, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $101,000.

During the quarter ended April 30, 2014, the Valuation Committee increased the fair value of the Company’s investments in Foliofn, Inc. preferred stock by $127,000, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $900,000, Octagon equity interest by approximately $1.1 million, Security Holdings equity interest by $422,000, SGDA Europe equity interest by approximately $350,000, PrePaid Legal Services, Inc. (“Prepaid Legal”) loan by $100,000, Centile equity interest by $57,000, Freshii warrant by approximately $8,000 and Tekers common stock by $7,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii, Biogenic, Morey’s and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $1,118,793. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $987,000 due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $6,000 and series B preferred stock by approximately $1.3 million, MVC Automotive equity interest by approximately $11.2 million, G3K loan by approximately $5.6 million, NPWT common stock by approximately $4,000 and preferred stock by approximately $70,000, U.S. Gas preferred stock by $9.0 million, Velocitius equity interest by approximately $606,000 and the Biovation bridge loan by approximately $20,000. Also, during the quarter ended April 30, 2014, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased only the cost basis of this investment by approximately $181,000.

During the quarter ended July 31, 2014, the Valuation Committee increased the fair value of the Company’s investments in MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $359,000, Vestal common stock by approximately $1.5 million, RuMe series C preferred stock by approximately $75,000, Biogenic senior convertible note by $275,000, Biovation bridge loan by approximately $103,000 and Advantage Insurance Holdings LTD (“Advantage”) preferred stock by $96,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii, Biogenic, Morey’s and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $1,094,938. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $1.0 million due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in Foliofn, Inc. preferred stock by approximately $109,000, MVC Automotive equity interest by approximately $8.4 million, Velocitius equity interest by approximately $198,000, Octagon equity interest by approximately $730,000, Ohio Medical series A preferred stock by $800,000, NPWT common stock by $5,000 and preferred stock by $104,000, Tekers common stock by $111,000, SGDA Europe equity interest by approximately $1.7 million, Security Holdings equity interest by $564,000, Centile equity interest by $76,000, JSC Tekers common and preferred stock by approximately $499,000 and the Biovation warrants by approximately $232,000. Also, during the quarter ended July 31, 2014, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis of this investment by approximately $204,000.

During the nine month period ended July 31, 2014, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $12,000 and series B preferred stock by approximately $2.7 million, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $3.5 million, PrePaid Legal loan by $100,000, Freshii warrant by approximately $23,000, RuMe series C preferred stock by approximately $75,000, Biogenic senior convertible note by $275,000, Advantage preferred stock by $96,000 and Vestal common stock by approximately $4.5 million. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii, Biogenic, Morey’s and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $3,221,596. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $2.9 million due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in Foliofn, Inc. preferred stock by approximately $1.1 million, MVC Automotive equity interest by approximately $21.5 million, G3K loan by approximately $5.6 million, NPWT common stock by approximately $8,000 and preferred stock by approximately $140,000, U.S. Gas preferred stock by $9.0 million, Velocitius equity interest by approximately $2.7 million, Ohio Medical series A preferred stock by $800,000, Security Holdings equity interest by $446,000, Biovation warrants by $70,000, Centile equity interest by $48,000, SGDA Europe equity interest by approximately $1.4 million, Biovation bridge loan by approximately $18,000, Octagon equity interest by approximately $750,000, Tekers common stock by $116,000, JSC Tekers common and preferred stock by approximately $499,000 and the Turf guarantee by $92,000. Also, during the nine month period ended July 31, 2014, the undistributed allocation of flow through income from the Company’s equity investment in Octagon totaled approximately $486,000. The $486,000 increased the cost basis and $101,000 increased the fair value of this investment.

At July 31, 2014, the fair value of all portfolio investments, exclusive of short-term investments and escrow receivables, was $448.9 million with a cost basis of $412.2 million. At July 31, 2014, the fair value and cost basis of portfolio investments of the Legacy Investments was $5.9 million and $23.8 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team was $443.0 million and $388.4 million, respectively. At October 31, 2013, the fair value of all portfolio investments, exclusive of short-term investments and escrow receivables, was $440.3 million with a cost basis of $372.0 million. At October 31, 2013, the fair value and cost basis of the Legacy Investments was $7.0 million and $23.8 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team was $433.3 million and $348.2 million, respectively.

For the Fiscal Year Ended October 31, 2013

During the year ended October 31, 2013, the Company made six new investments, committing capital totaling approximately $62.4 million. The investments were made in Summit Research Labs, Inc. (“Summit”) ($22.0 million), SCSD ($5.5 million), Prepaid Legal Services, Inc. (“Prepaid Legal”) ($9.9 million), Morey’s ($8.0 million), Biogenic ($9.5 million) and Advantage ($7.5 million).

During the year ended October 31, 2013, the Company made nine follow-on investments into five existing portfolio companies totaling approximately $33.3 million. On November 26, 2012, the Company loaned an additional $8.0 million to JSC Tekers, increasing the secured loan amount to $12.0 million. The interest rate remained at 8% per annum and the maturity date was extended to December 31, 2014. On February 15, 2013 and May 7, 2013, the Company contributed a total of approximately $1.1 million to the PE Fund related to expenses and an additional investment in Plymouth Rock Energy, LLC. As of October 31, 2013, the PE Fund had invested in Plymouth Rock Energy, LLC, Gibdock Limited and Focus Pointe Holdings, Inc. On June 11, 2013, the Company invested $22.6 million in Ohio Medical in the form of 7,477 shares of series C convertible preferred stock. This follow-on investment replaced the guarantee the Company had with Ohio Medical. The guarantee is no longer a commitment of the Company. On August 2, 2013, the Company increased its common equity interest in MVC Automotive by approximately $133,000. During the year ended October 31, 2013, the Company loaned an additional $1.5 million to Biovation, increasing the loan amount to approximately $3.1 million. The Company also received warrants at no cost. The Company allocated a portion of the cost basis of the additional loan to the warrants at the time the investment was made.

On December 17, 2012, the Company received a dividend from Vestal of approximately $426,000.

On December 17, 2012, the Company realized a loss of approximately $2.0 million on the 21,064 common shares of Lockorder Limited, a Legacy Investment, which had a fair value of $0.

On December 19, 2012, MVC Automotive made a principal payment of approximately $2.0 million on its bridge loan. As of October 31, 2013, the balance of the bridge loan was approximately $1.6 million.

On December 31, 2012, the Company received a distribution from NPWT of approximately $89,000, which was characterized as a return of capital. Of the $89,000 distribution, approximately $5,000 was related to the common stock and reduced its cost basis. The remaining $84,000 was related to the preferred stock and recorded as a capital gain as the cost basis of the preferred stock had already been reduced to $0.

On February 8, 2013, the Company received a $70,000 dividend from Marine.

On February 13, 2013, the Company announced the signing of a definitive agreement to sell Summit to an affiliate of One Rock Capital Partners, LLC, subject to regulatory approvals, which were received on February 25, 2013, and the satisfaction of other customary closing conditions, including an escrow. Prior to the completion of the transaction, the Company and other existing Summit shareholders purchased SCSD from Summit. The Company invested approximately $5.5 million for 784 shares of class B common stock. SCSD provides custom spray drying products to the food, pharmaceutical, nutraceutical, flavor and fragrance industries. On March 29, 2013, the Company received gross equity proceeds of approximately $66.3 million, resulting in a realized gain of approximately $49.5 million from the transaction, a $3.6 million premium to the last reported fair market value placed on Summit by the Company’s Valuation Committee as of January 31, 2013. The $66.3 million of proceeds included approximately $6.3 million held in escrow, which had a fair value of approximately $5.9 million as of October 31, 2013. The decrease in the escrow fair value of approximately $400,000 was recorded as a realized loss. Also, as part of the sale, the $12.1 million second lien loan to Summit was repaid in full, including all accrued interest. The Company then provided Summit with a $22.0 million second lien loan due on October 1, 2018 with an annual interest rate of 14%.

On February 27, 2013, the Company realized a loss of approximately $4.5 million on the 602,131 preferred shares of DPHI, Inc., a Legacy Investment formerly DataPlay, Inc., which had a fair value of $0.

On June 10, 2013, Teleguam Holdings, LLC (“Teleguam”) repaid its $7.0 million second lien loan in full, including all accrued interest.

On July 1, 2013, Prepaid Legal repaid its tranches A and B term loans in full including all accrued interest. Total proceeds received were approximately $6.8 million.

During the year ended October 31, 2013, the Company received dividend payments from U.S. Gas totaling approximately $7.6 million.

During the year ended October 31, 2013, Marine made principal payments totaling $900,000 on its senior subordinated loan. As of October 31, 2013, the balance of the loan was approximately $11.4 million.

During the year ended October 31, 2013, Custom Alloy made principal payments of approximately $8.2 million on its loan. As of October 31, 2013, the outstanding balance of the loan was approximately $7.5 million.

During the quarter ended January 31, 2013, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $4,000 and series B preferred stock by approximately $836,000, Turf equity interest by $180,000, MVC Automotive equity interest by approximately $2.2 million, Octagon equity interest by $450,000, Tekers common stock by $234,000, Vestal common stock by approximately $1.7 million, Pre-Paid Legal term loans A and B by a total of approximately $119,000, RuMe preferred stock by $423,000, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $12,000, Centile equity interest by $90,000 and Security Holdings equity interest by $3.0 million. In addition, increases in the cost basis and fair value of the loans to Custom Alloy, Marine, Summit, Freshii and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $648,977. The Valuation Committee also decreased the fair value of the Company’s investments in SGDA Europe equity interest by approximately $1.7 million, Harmony Health & Beauty, Inc. (“HH&B”) common stock by $100,000, NPWT preferred stock by approximately $84,000 due to the distribution received, and Velocitius equity interest by approximately $1.1 million. The Valuation Committee also determined to increase the liability associated with the Ohio Medical guarantee by $350,000. Also, during the quarter ended January 31, 2013, the undistributed allocation of flow through losses from the Company’s equity investment in Octagon decreased the cost basis and fair value of this investment by approximately $30,000.

During the quarter ended April 30, 2013, the Valuation Committee increased the fair value of the Company’s investments in MVC Automotive equity interest by approximately $665,000, NPWT preferred and common stock by a total of approximately $70,000, Security Holdings equity interest by approximately $4.0 million, SGDA Europe equity interest by approximately $614,000, Turf equity interest by $412,000, Vestal common stock by approximately $1.4 million, Centile equity interest by $505,000, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $1.7 million and Freshii warrant by approximately $5,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $453,990. The Valuation Committee also decreased the fair value of the Company’s investments in Ohio Medical Preferred stock by $4.6 million, Tekers common stock by $218,000, Velocitius equity interest by approximately $1.2 million, JSC Tekers secured loan by $1.0 million and the Biovation loan and warrant by a total of approximately $50,000. The Valuation Committee also determined to remove the liability associated with the Ohio Medical guarantee, which had a fair value as of January 31, 2013 of approximately $1.2 million. Also, during the quarter ended April 30, 2013, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $110,000.

During the quarter ended July 31, 2013, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $22,000 and series B preferred stock by approximately $5.0 million, Security Holdings equity interest by approximately $1.9 million, U.S. Gas convertible series I preferred stock by $11.6 million, Vestal common stock by $1.0 million, Centile equity interest by $474,000 and the Biovation bridge loan by approximately $135,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii, Biovation and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $1,198,394. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $201,000 due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in NPWT preferred and common stock by a total of approximately $210,000, SGDA Europe equity interest by approximately $187,000, Velocitius equity interest by approximately $116,000, Freshii warrant by approximately $8,000, Biovation warrant by $82,000 and the MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $85,000. Also, during the quarter ended July 31, 2013, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $70,000.

During the quarter ended October 31, 2013, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $18,000 and series B preferred stock by approximately $4.1 million, Security Holdings equity interest by approximately $3.4 million, Vestal common stock by $2.7 million, Centile equity interest by $568,000, MVC Automotive equity interest by approximately $779,000, NPWT preferred and common stock by a total of approximately $19,000, SGDA Europe equity interest by approximately $141,000, Velocitius equity interest by approximately $505,000, Tekers common stock by $214,000, MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $649,000, Pre-Paid Legal second lien loan by approximately $144,000 and the Biovation bridge loan by approximately $87,000. In addition, increases in the cost basis and fair value of the loans to Marine, Summit, Freshii, Biovation, Biogenic and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $968,538. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $900,000 due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in the Freshii warrant by approximately $12,000, RuMe preferred stock by $750,000, Ohio Medical Preferred stock by $1.9 million and Foliofn preferred stock by approximately $3.8 million. Also, during the quarter ended October 31, 2013, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $97,000.

During the year ended October 31, 2013, the Valuation Committee increased the fair value of the Company’s investments in Custom Alloy series A preferred stock by approximately $44,000 and series B preferred stock by approximately $9.9 million, Octagon equity interest by $450,000, Pre-Paid Legal term loans A and B by a total of approximately $119,000, MVC Automotive equity interest by approximately $3.7 million, Security Holdings equity interest by approximately $12.2 million, Turf equity interest by $592,000, Vestal common stock by approximately $6.8 million, U.S. Gas convertible series I preferred stock by $11.6 million, Pre-Paid Legal second lien loan by approximately $144,000, Centile equity interest by approximately $1.7 million, Biovation loan by approximately $177,000, Tekers common stock by $230,000 and the MVC Private Equity Fund L.P. general partnership interest and limited partnership interest in the PE Fund by a total of approximately $2.2 million. In addition, increases in the cost basis and fair value of the loans to Custom Alloy, Marine, Summit, Freshii, Biogenic and U.S. Gas, and the Marine preferred stock were due to the capitalization of PIK interest/dividends totaling $3,269,909. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $1.1 million due to a PIK distribution, which was treated as a return of capital. The Valuation Committee also decreased the fair value of the Company’s investments in Ohio Medical Preferred stock by $6.5 million, SGDA Europe equity interest by approximately $1.2 million, NPWT preferred and common stock by a total of approximately $205,000, Freshii warrant by approximately $15,000, Foliofn preferred stock by approximately $3.8 million, RuMe preferred stock by $327,000, HH&B common stock by $100,000, Velocitius equity interest by approximately $1.9 million, JSC Tekers secured loan by $1.0 million and the Biovation warrant by $87,000. The Valuation Committee also determined to remove the liability associated with the Ohio Medical guarantee that had a net valuation change of $825,000. Also, during the fiscal year ended October 31, 2013, the undistributed allocation of flow through income from the Company’s equity investment in Octagon increased the cost basis and fair value of this investment by approximately $247,000.

At October 31, 2013, the fair value of all portfolio investments, exclusive of short-term investments and escrow receivables, was $440.3 million with a cost basis of $372.0 million. At October 31, 2013, the fair value and cost basis of the Legacy Investments was $7.0 million and $23.8 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team was $433.3 million and $348.2 million, respectively. At October 31, 2012, the fair value of all portfolio investments, exclusive of short-term investments and escrow receivables, was $404.2 million with a cost basis of $332.4 million. At October 31, 2012, the fair value and cost basis of the Legacy Investments were $10.8 million and $30.3 million, respectively, and the fair value and cost basis of portfolio investments made by the Company’s current management team were $393.4 million and $302.1 million, respectively.

9. Commitments and Contingencies

Commitments of the Company:

At July 31, 2014 and October 31, 2013, the Company’s existing commitments to portfolio companies consisted of the following:

Portfolio Company	Amount Committed	Amount Funded at July 31, 2014
MVC Private Equity Fund LP	$20.1 million	$12.1 million
Total	$20.1 million	$12.1 million

Portfolio Company	Amount Committed	Amount Funded at October 31, 2013
Turf	$1.0 million	$1.0 million
MVC Private Equity Fund LP	$20.1 million	$9.3 million
Total	$21.1 million	$10.3 million

Guarantees:

At July 31, 2014 and October 31, 2013, the Company had the following commitments to guarantee various loans and mortgages:

Guarantee	Amount Committed	Amount Funded at July 31, 2014
MVC Automotive	$5.4 million	—
Tekers	—	—
Turf	$1.0 million	—
Total	$6.4 million	—

Guarantee	Amount Committed	Amount Funded at October 31, 2013
MVC Automotive	$5.4 million	—
Tekers	$68,000	—
Total	$5.5 million	—

ASC 460, Guarantees, requires the Company to estimate the fair value of the guarantee obligation at its inception and requires the Company to assess whether a probable loss contingency exists in accordance with the requirements of ASC 450, Contingencies. At July 31, 2014, the Valuation Committee estimated the fair values of the guarantee obligations noted above to be negative $92,000.

These guarantees are further described below, together with the Company’s other commitments.

On July 19, 2007, the Company agreed to guarantee a 1.4 million Euro mortgage for Tekers. The guarantee did not have an outstanding balance as of July 31, 2014.

On January 16, 2008, the Company agreed to support a 4.0 million Euro mortgage for a Ford dealership owned and operated by MVC Automotive (equivalent to approximately $5.4 million at July 31, 2014) through making financing available to the dealership and agreeing under certain circumstances not to reduce its equity stake in MVC Automotive. The Company has consistently reported the amount of the guarantee as 4.0 million Euro. The Company and MVC Automotive continue to view this amount as the full amount of our commitment. Erste Bank, the bank extending the mortgage to MVC Automotive, believes, based on a different methodology, that the balance of the guarantee as of July 31, 2014 is approximately 6.7 million Euro (equivalent to approximately $9.0 million).

On July 31, 2008, the Company extended a $1.0 million loan to Turf in the form of a secured junior revolving note. The note had an annual interest at 6.0% and was to expire on January 31, 2014. On November 1, 2013, Turf repaid its junior revolving note in full including all accrued interest. The junior revolving note is no longer a commitment of the Company. The Company also guaranteed $1.0 million of Turf’s indebtedness to Berkshire Bank, which had a fair value of negative $92,000 as of July 31, 2014.

On March 31, 2010, the Company pledged its Series I and Series J preferred stock of U.S. Gas to Macquarie Energy, LLC (“Macquarie Energy”) as collateral for Macquarie Energy’s trade supply credit facility to U.S. Gas.

On October 29, 2010, through MVC Partners and MVCFS, the Company committed to invest approximately $20.1 million in the PE Fund, for which an indirect wholly-owned subsidiary of the Company serves as GP. The PE Fund closed on approximately $104 million of capital commitments. During the fiscal year ended October 31, 2012 and thereafter, MVC Partners was consolidated with the operations of the Company as MVC Partners’ limited partnership interest in the PE Fund is a substantial portion of MVC Partners operations. As of July 31, 2014, $12.1 million of the Company’s commitment has been contributed.

On April 26, 2011, the Company agreed to collateralize a 5.0 million Euro letter of credit from JPMorgan Chase Bank, N.A., which is classified as restricted cash on the Company’s consolidated balance sheet. This letter of credit is being used as collateral for a project guarantee by AB DnB NORD bankas to Security Holdings.

On November 30, 2011, the Company pledged its common stock and series A convertible preferred stock of Ohio Medical to collateralize a loan made to Ohio Medical by another financial institution. On June 27, 2013, the Company pledged its series C convertible preferred stock of Ohio Medical to further collateralize the same third party loan made to Ohio Medical in 2011.

On April 17, 2014, the Company loaned $13.0 million of its $15.0 million commitment to Inland in the form of a senior secured loan with a cash interest rate of 12% and a maturity date of April 17, 2019. The Company also received warrants for shares of common stock in Inland and allocated a portion of the cost basis of the loan to the warrants at the time the investment was made. On May 19, 2014, the Company loaned an additional $2.0 million to Inland, which increased the total amount outstanding as of July 31, 2014 to $15.0 million.

Commitments of the Company

Effective November 1, 2006, under the terms of the Investment Advisory and Management Agreement with TTG Advisers, which has since been amended and restated (the “Advisory Agreement”), and described in Note 10 of the consolidated financial statements, “Management”, TTG Advisers is responsible for providing office space to the Company and for the costs associated with providing such office space. The Company’s offices continue to be located on the second floor of 287 Bowman Avenue, Purchase, New York 10577.

On April 27, 2006, the Company and MVCFS, as co-borrowers, entered into a four-year, $100 million credit facility (the “Credit Facility”), consisting of $50.0 million in term debt and $50.0 million in revolving credit, with Guggenheim as administrative agent for the lenders. On April 13, 2010, the Company renewed the Credit Facility for three years. The Credit Facility consisted of a $50.0 million term loan with an interest rate of LIBOR plus 450 basis points with a 1.25% LIBOR floor and had a maturity date of April 27, 2013.

On February 19, 2013, the Company sold $70.0 million of senior unsecured notes (the “Senior Notes”) in a public offering. The Senior Notes will mature on January 15, 2023 and may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after April 15, 2016. The Senior Notes bear interest at a rate of 7.25% per year payable quarterly on January 15, April 15, July 15, and October 15 of each year, beginning April 15, 2013. The Company had also granted the underwriters a 30-day option to purchase up to an additional $10.5 million of Senior Notes to cover overallotments. The additional $10.5 million in principal was purchased and the total principal amount of the Senior Notes totaled $80.5 million. The net proceeds to the Company from the sale of the Senior Notes, after offering expenses, were approximately $77.4 million. The offering expenses incurred are amortized over the term of the Senior Notes.

On February 26, 2013, the Company received the funds related to the Senior Notes offering, net of expenses, and subsequently repaid the Credit Facility in full, including all accrued interest. The Company intends to use the excess net proceeds after the repayment of the Credit Facility for general corporate purposes, including, for example, investing in portfolio companies according to our investment objective and strategy, repurchasing shares pursuant to the share repurchase program adopted by our Board of Directors, funding distributions, and/or funding the activities of our subsidiaries.

On May 3, 2013, the Company sold approximately $33.9 million of additional Senior Notes in a direct offering. The additional Senior Notes will also mature on January 15, 2023 and may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after April 15, 2016. The Notes will also bear interest at a rate of 7.25% per year payable quarterly on January 15, April 15, July 15, and October 15 of each year. As of July 31, 2014, the total outstanding amount of the Senior Notes was approximately $114.4 million with a market value of approximately $116.4 million. The market value of the Senior Notes is based on the closing price of the security as of July 31, 2014 on the New York Stock Exchange (NYSE:MVCB).

On July 31, 2013, the Company entered into a one-year, $50 million revolving credit facility (“Credit Facility II”) with Branch Banking and Trust Company (“BB&T”). At October 31, 2013, the balance of Credit Facility II was $50.0 million. On January 31, 2014, Credit Facility II was increased to a $100 million revolving credit facility. On July 30, 2014, Credit Facility II was renewed for an additional one-year period. Credit Facility II will now expire on July 31, 2015, at which time all outstanding amounts under it will be due and payable. During the nine month period ended July 31, 2014, the Company’s net borrowings on Credit Facility II were $50.0 million, resulting in an outstanding balance of $100 million at July 31, 2014. Credit Facility II will be used to provide the Company with better overall financial flexibility in managing its investment portfolio. Borrowings under Credit Facility II bear interest at LIBOR plus 100 basis points. In addition, the Company is also subject to a 25 basis point commitment fee for the average amount of Credit Facility II that is unused during each fiscal quarter. The Company paid closing fees, legal and other costs associated with these transactions. These costs will be amortized over the life of the facility. Borrowings under Credit Facility II will be secured by cash, short-term and long-term U.S. Treasury securities and other governmental agency securities.

The Company enters into contracts with Portfolio Companies and other parties that contain a variety of indemnifications. The Company’s maximum exposure under these arrangements is unknown. However, the Company has not experienced claims or losses pursuant to these contracts and believes the risk of loss related to indemnifications to be remote.

10. Management

On November 6, 2003, Michael Tokarz assumed his positions as Chairman, Portfolio Manager and Director of the Company. From November 6, 2003 to October 31, 2006, the Company was internally managed. Effective November 1, 2006, Mr. Tokarz’s employment agreement with the Company terminated and the obligations under Mr. Tokarz’s agreement were superseded by those under the Advisory Agreement entered into with TTG Advisers. Under the terms of the Advisory Agreement, the Company pays TTG Advisers a base management fee and an incentive fee for its provision of investment advisory and management services.

Our Board of Directors, including all of the directors who are not “interested persons,” as defined under the 1940 Act, of the Company (the “Independent Directors”), last approved a renewal of the Advisory Agreement at their in-person meeting held on October 29, 2013.

Under the terms of the Advisory Agreement, TTG Advisers determines, consistent with the Company’s investment strategy, the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes. TTG Advisers also identifies and negotiates the structure of the Company’s investments (including performing due diligence on prospective Portfolio Companies), closes and monitors the Company’s investments, determines the securities and other assets purchased, retains or sells and oversees the administration, recordkeeping and compliance functions of the Company and/or third parties performing such functions for the Company. TTG Advisers’ services under the Advisory Agreement are not exclusive, and it may furnish similar services to other entities. Pursuant to the Advisory Agreement, the Company is required to pay TTG Advisers a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at 2.0% per annum of the Company’s total assets excluding cash, the value of any investment in a Third-Party Vehicle covered by a Separate Agreement (as defined in the Advisory Agreement) and the value of any investment by the Company not made in portfolio companies (“Non-Eligible Assets”) but including assets purchased with borrowed funds that are not Non-Eligible Assets. The incentive fee consists of two parts: (i) one part is based on our pre-incentive fee net operating income; and (ii) the other part is based on the capital gains realized on our portfolio of securities acquired after November 1, 2003.

The Advisory Agreement provides for an expense cap pursuant to which TTG Advisers will absorb or reimburse operating expenses of the Company, to the extent necessary to limit the Company’s expense ratio (the consolidated expenses of the Company, including any amounts payable to TTG Advisers under the base management fee, but excluding the amount of any interest and other direct borrowing costs, taxes, incentive compensation and extraordinary expenses taken as a percentage of the Company’s average net assets) to 3.5% in each of the 2009 and 2010 fiscal years.

On various dates, TTG Advisers and the Company entered into annual agreements to extend the expense cap of 3.5% to the 2011, 2012 and 2013 fiscal years (“Expense Limitation Agreement”). The Company and the Adviser have agreed to continue the expense cap into fiscal year 2014, though they may determine to revise the present calculation methodology later in the year. The amount of any payments made by the GP of the PE Fund to TTG Advisers pursuant to the Portfolio Management Agreement between the GP and TTG Advisers respecting the PE Fund was excluded from the calculation of the Company’s expense ratio under the Expense Limitation Agreement. In addition, for fiscal years 2010 through 2014, TTG Advisers voluntarily agreed to waive $150,000 of expenses that the Company is obligated to reimburse to TTG Advisers under the Advisory Agreement (the “Voluntary Waiver”). TTG Advisers also voluntarily agreed that any assets of the Company that are invested in exchange-traded funds or the Octagon Fund would not be taken into account in the calculation of the base management fee due to TTG Advisers under the Advisory Agreement.

On October 29, 2010, through MVC Partners and MVCFS, the Company committed to invest approximately $20.1 million in the PE Fund. The PE Fund has closed on approximately $104 million of capital commitments. The Company’s Board of Directors authorized the establishment of, and investment in, the PE Fund for a variety of reasons, including the Company’s ability to make additional investments that represent more than 5% of its total assets or more than 10% of the outstanding voting securities of the issuer (“Non-Diversified Investments”) through the PE Fund. As previously disclosed, the Company is restricted in its ability to make Non-Diversified Investments. For services provided to the PE Fund, the GP and MVC Partners are together entitled to receive 25% of all management fees and other fees paid by the PE Fund and its portfolio companies and up to 30% of the carried interest generated by the PE Fund. Further, at the direction of the Board of Directors, the GP retained TTG Advisers to serve as the portfolio manager of the PE Fund. In exchange for providing those services, and pursuant to the Board of Directors’ authorization and direction, TTG Advisers is entitled to receive the balance of the fees generated by the PE Fund and its portfolio companies and a portion of any carried interest generated by the PE Fund. Given this separate arrangement with the GP and the PE Fund (the “PM Agreement”), under the terms of the Company’s Advisory Agreement with TTG Advisers, TTG Advisers is not entitled to receive from the Company a management fee or an incentive fee on assets of the Company that are invested in the PE Fund. During the fiscal year ended October 31, 2012 and thereafter, MVC Partners was consolidated with the operations of the Company as MVC Partners’ limited partnership interest in the PE Fund is a substantial portion of MVC Partners operations. Previously, MVC Partners was presented as a Portfolio Company on the Consolidated Schedules of Investments. The consolidation of MVC Partners has not had any material effect on the financial position or net results of operations of the Company. There are additional disclosures resulting from this consolidation.

Management and portfolio fees (e.g., closing or monitoring fees) generated by the PE Fund (including its portfolio companies) that are paid to the GP are classified on the Consolidated Statements of Operations as Management fee income - Asset Management and Portfolio fee income - Asset Management, respectively. The portion of such fees that the GP pays to TTG Advisers (in accordance with its PM Agreement described above) are classified on the Consolidated Statements of Operations as Management fee - Asset Management and Portfolio fees - Asset Management. Under the PE Fund’s agreements, a significant portion of the portfolio fees that are paid by the PE Fund’s portfolio companies to the GP and TTG Advisers is subject to recoupment by the PE Fund in the form of an offset to future management fees paid by the PE Fund.

11. Incentive Compensation

Pursuant to the Advisory Agreement, the Company pays an incentive fee to TTG Advisers which is generally: (i) 20% of pre-incentive fee net operating income and (ii) 20% of cumulative aggregate net realized capital gains less aggregate unrealized depreciation (on our portfolio securities acquired after November 1, 2003). TTG Advisers is entitled to an incentive fee with respect to our pre-incentive fee net operating income in each fiscal quarter as follows: no incentive fee in any fiscal quarter in which our pre-incentive fee net operating income does not exceed the lower hurdle rate of 1.75% of net assets, 100% of our pre-incentive fee net operating income with respect to that portion of such pre-incentive fee net operating income, if any, that exceeds the lower hurdle amount but is less than 2.1875% of net assets in any fiscal quarter and 20% of the amount of our pre-incentive fee net operating income, if any, that exceeds 2.1875% of net assets in any fiscal quarter.

At October 31, 2013, the provision for estimated incentive compensation was approximately $24.0 million. During the nine month period ended July 31, 2014, this provision for incentive compensation was decreased by a net amount of approximately $6.2 million to approximately $17.8 million. The net decrease in the provision for incentive compensation during the nine month period ended July 31, 2014 primarily reflects the Valuation Committee’s determination to decrease the fair values of fourteen of the Company’s portfolio investments (MVC Automotive, G3K, Ohio Medical, NPWT, U.S. Gas, Velocitius, Octagon, Tekers, JSC Tekers, SGDA Europe, Security Holdings, Centile, Biovation and Turf) by a total of approximately $43.2 million. The net decrease in the provision also reflects the Valuation Committee’s determination to increase the fair values of seven of the Company’s portfolio investments (Custom Alloy, Advantage, Biogenic, PrePaid Legal, RuMe, Freshii and Vestal) by a total of approximately $7.8 million. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $2.9 million due to a PIK distribution, which was treated as a return of capital. For the nine month period ended July 31, 2014, no provision was recorded for the net operating income portion of the incentive fee as pre-incentive fee net operating income did not exceed the hurdle rate.

At October 31, 2012, the provision for estimated incentive compensation was approximately $15.7 million. During the year ended October 31, 2013, this provision for incentive compensation was increased by a net amount of approximately $8.3 million to approximately $24.0 million. The net increase in the provision for incentive compensation during the year ended October 31, 2013 reflects the Valuation Committee’s determination to increase the fair values of eleven of the Company’s portfolio investments (Custom Alloy, Octagon, MVC Automotive, Security Holdings, Turf, Vestal, Centile, Biovation, Prepaid Legal, U.S. Gas, and SIA Tekers) by a total of approximately $47.5 million and the difference between the amount received from the sale of Summit and Summit’s carrying value at January 31, 2013, which was an increase of approximately $3.6 million. The Valuation Committee also increased the fair value of the Ohio Medical series C convertible preferred stock by approximately $1.1 million due to a PIK distribution, which was treated as a return of capital. The net increase in the provision also reflects the Valuation Committee’s determination to decrease the fair values of eight of the Company’s portfolio investments (Ohio Medical, SGDA Europe, NPWT, Freshii, HH&B, Velocitius, RuMe and JSC Tekers) by a total of approximately $10.4 million and reflects the $84,000 realized gain related to NPWT. For the year ended October 31, 2013, no provision was recorded for the net operating income portion of the incentive fee as pre-incentive fee net operating income did not exceed the hurdle rate.

12. Tax Matters

On October 31, 2013, the Company had a net capital loss carryforward of $906,240 of which $906,240 will expire in the year 2019. To the extent future capital gains are offset by capital loss carryforwards, such gains need not be distributed. The Company had approximately $17.9 million in unrealized losses associated with Legacy Investments as of July 31, 2014.

ASC 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions deemed to meet a “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current period. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the consolidated statement of operations. During the nine month period ended July 31, 2014, the Company did not incur any interest or penalties. Although we file federal and state tax returns, our major tax jurisdiction is federal for the Company and MVCFS. The fiscal years 2011 through 2014 for the Company and MVCFS remain subject to examination by the IRS.

On December 22, 2010, the Regulated Investment Company Modernization Act of 2010 (the “Act”) was enacted, which changed various technical rules governing the tax treatment of regulated investment companies. The changes are generally effective for taxable years beginning after the date of enactment. One of the more prominent changes addresses capital loss carryforwards. Under the Act, each fund will be permitted to carry forward capital losses incurred in taxable years beginning after the date of enactment for an unlimited period. However, any losses incurred during those future taxable years will be required to be utilized prior to the losses incurred in pre-enactment taxable years, which carry an expiration date. As a result of this ordering rule, pre-enactment capital loss carryforwards may be more likely to expire unused. Additionally, post-enactment capital loss carryforwards will retain their character as either short-term or long-term capital losses rather than being considered all short-term as permitted under previous regulation.

13. Dividends and Distributions to Shareholders and Share Repurchase Program

As a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), the Company is required to distribute to its shareholders, in a timely manner, at least 90% of its investment company taxable and tax-exempt income each year. If the Company distributes, in a calendar year, at least 98% of its ordinary income for such calendar year and 98.2% of its capital gain net income for the 12-month period ending on October 31 of such calendar year (as well as any portion of the respective 2% balances not distributed in the previous year), it will not be subject to the 4% non-deductible federal excise tax on certain undistributed income of RICs.

Dividends and capital gain distributions, if any, are recorded on the ex-dividend date. Dividends and capital gain distributions are generally declared and paid quarterly according to the Company’s policy established on July 11, 2005. An additional distribution may be paid by the Company to avoid imposition of federal income tax on any remaining undistributed net investment income and capital gains. Distributions can be made payable by the Company either in the form of a cash distribution or a stock dividend. The amount and character of income and capital gain distributions are determined in accordance with income tax regulations that may differ from U.S. generally accepted accounting principles. These differences are due primarily to differing treatments of income and gain on various investment securities held by the Company, differing treatments of expenses paid by the Company, timing differences and differing characterizations of distributions made by the Company. Key examples of the primary differences in expenses paid are the accounting treatment of MVCFS (which is consolidated for GAAP purposes, but not income tax purposes) and the variation in treatment of incentive compensation expense. Permanent book and tax basis differences relating to shareholder distributions will result in reclassifications and may affect the allocation between net operating income, net realized gain (loss) and paid-in capital.

All of our shareholders who hold shares of common stock in their own name will automatically be enrolled in our dividend reinvestment plan (the “Plan”). All such shareholders will have any cash dividends and distributions automatically reinvested by Computershare Ltd. (“the Plan Agent”) in shares of our common stock. Of course, any shareholder may elect to receive his or her dividends and distributions in cash. Currently, the Company has a policy of paying quarterly dividends to shareholders. For any of our shares that are held by banks, brokers or other entities that hold our shares as nominees for individual shareholders, the Plan Agent will administer the Plan on the basis of the number of shares certified by any nominee as being registered for shareholders that have not elected to receive dividends and distributions in cash. To receive your dividends and distributions in cash, you must notify the Plan Agent, broker or other entity that holds the shares.

For the Quarter Ended January 31, 2014

On December 20, 2013, the Company’s Board of Directors declared a dividend of $0.135 per share. The dividend was paid on January 7, 2014 to shareholders of record on December 31, 2013. The total distribution amounted to $3,053,388.

During the quarter ended January 31, 2014, as part of the Company’s dividend reinvestment plan for our common stockholders, the Plan Agent purchased 248 shares of our common stock at an average price of $13.52, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

For the Quarter Ended April 30, 2014

On April 14, 2014, the Company’s Board of Directors declared a dividend of $0.135 per share. The dividend was paid on April 30, 2014 to shareholders of record on April 24, 2014. The total distribution amounted to $3,032,750.

During the quarter ended April 30, 2014, as part of the Company’s dividend reinvestment plan for our common stockholders, the Plan Agent purchased 271 shares of our common stock at an average price of $13.11, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

For the Quarter Ended July 31, 2014

On July 15, 2014, the Company’s Board of Directors declared a dividend of $0.135 per share. The dividend was paid on July 31, 2014 to shareholders of record on July 25, 2014. The total distribution amounted to $3,064,881.

During the quarter ended July 31, 2014, as part of the Company’s dividend reinvestment plan for our common stockholders, the Plan Agent purchased 303 shares of our common stock at an average price of $12.40, including commission, in the open market in order to satisfy the reinvestment portion of our dividends under the Plan.

SHARE REPURCHASE PROGRAM

On April 3, 2013 the Company’s Board of Directors authorized an expanded share repurchase program to opportunistically buy back shares in the market in an effort to narrow the market discount of its shares. The previously authorized $5 million limit has been eliminated. Under the repurchase program, shares may be repurchased from time to time at prevailing market prices. The repurchase program does not obligate the Company to acquire any specific number of shares and may be discontinued at any time. The following tables represent purchases made under our stock repurchase program for the fiscal year ended October 31, 2013 and for the nine month period ended July 31, 2014.

	Total Number of Shares	Average Price Paid per Share including	Total Number of Shares Purchased as Part of Publicly Announced	Approximate Dollar Value of Shares Purchased Under
Period *	Purchased	commission	Program	the Program
As of October 31, 2012	—	—	—	—
For the Year Ended October 31, 2013	1,299,294	$12.83	1,299,294	$16,673,207
Total	1,299,294	$12.83	1,299,294	$16,673,207

Period *	Total Number of Shares Purchased	Average Price Paid per Share including commission	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares Purchased Under the Program
As of October 31, 2013	1,299,294	$12.83	1,299,294	$16,673,207
For the Nine Month Period ended July 31, 2014	310,706	$13.24	1,610,000	$4,114,967
Total	1,610,000	$12.91	1,610,000	$20,788,174

*	Disclosure covering repurchases made on a monthly basis is available on the Company’s website at http://www.mvccapital.com

14. Segment Data

The Company’s reportable segments are its investing operations as a business development company, MVC Capital, Inc. and the wholly-owned subsidiaries MVC Financial Services, Inc. and MVC Cayman.

The following table presents book basis segment data for the nine month period ended July 31, 2014:

	MVC	MVCFS	Consolidated

Interest and dividend income	$11,792,573	$24	$11,792,597
Fee income	—	1,244,580	1,244,580
Fee income - asset management	—	1,492,596	1,492,596
Other income	962,252	—	962,252
Total operating income	12,754,825	2,737,200	15,492,025

Total operating expenses	5,578,767	5,946,381	11,525,148
Less: Waivers by Adviser	(112,500)	—	(112,500)
Total net operating expenses	5,466,267	5,946,381	11,412,648

Net operating gain (loss) before taxes	7,288,558	(3,209,181)	4,079,377

Tax expense	—	1,316	1,316
Net operating gain (loss)	7,288,558	(3,210,497)	4,078,061

Net realized gain on investments	3,156,463	—	3,156,463
Net unrealized (depreciation) appreciation on investments	(31,692,582)	83,319	(31,609,263)

Net decrease in net assets resulting from operations	$(21,247,561)	$(3,127,178)	$(24,374,739)

15. Significant Subsidiaries

We have determined that for the quarter ended July 31, 2014, MVC Automotive is an unconsolidated portfolio company that has met the conditions of a significant subsidiary. The following table sets forth summarized income statement information for MVC Automotive for the nine month period ended June 30, 2014. Comparative period information for MVC Automotive is not presented as historical financial information prepared in accordance with US GAAP is not readily available for this foreign company. The financial information presented has been prepared and furnished by management of MVC Automotive. The information excludes the financial information and results of one of MVC Automotive’s subsidiary dealerships, which is in bankruptcy and whose records are restricted by the local administrator of the bankruptcy.

All numbers in thousands	For the Nine Month Period from October 1, 2013 to June 30, 2014
(Unaudited)
Net Sales & Revenue	$182,423
Cost of Sales	164,601
Gross Margin	17,822

Operating Expenses	19,831
Operating Loss	(2,009)

Income Tax Expense	41
Interest Expense	1,233
Other Income, Net	(373)
Net Loss	$(2,910)

16. Subsequent Events

On August 26, 2014, the Company invested approximately $12.7 million in Security Holdings in the form of additional common equity interest.

On September 2, 2014, Security Holdings repaid its bridge loan in full including all accrued interest.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Financial Statements.

The following financial statements of MVC Capital, Inc. (the "Company" or the "Registrant") are included in this registration statement in "Part A: Information Required in a Prospectus":

Page
Consolidated Balance Sheets
October 31, 2013 and October 31, 2012	F-3

Consolidated Schedule of Investments
October 31, 2013	F-4
October 31, 2012	F-8

Consolidated Statement of Operations
For the Year Ended October 31, 2013,
the Year Ended October 31, 2012 and
the Year Ended October 31, 2011	F-11

Consolidated Statement of Cash Flows
For the Year Ended October 31, 2013,
the Year Ended October 31, 2012 and
the Year Ended October 31, 2011	F-13

Consolidated Statement of Changes in Net Assets
For the Year Ended October 31, 2013,
the Year Ended October 31, 2012 and
the Year Ended October 31, 2011	F-15

Consolidated Selected Per Share Data and Ratios
For the Year Ended October 31, 2013,
the Year Ended October 31, 2012,
the Year Ended October 31, 2011,
the Year Ended October 31, 2010 and
the Year Ended October 31, 2009	F-16

Notes to Consolidated Financial Statements	F-17

Reports of Independent Registered Public Accounting Firm	F-54

Schedule 12-14	F-56

Consolidated Balance Sheets
July 31, 2014 (unaudited) and October 31, 2013	F-58

Consolidated Statements of Operations
For the Period November 1, 2013 to July 31, 2014 (unaudited) and
For the Period November 1, 2012 to July 31, 2013 (unaudited)	F-59

Consolidated Statements of Operations
For the Period May 1, 2014 to July 31, 2014 (unaudited) and
For the Period May 1, 2013 to July 31, 2013 (unaudited)	F-61

Consolidated Statements of Cash Flows
For the Period November 1, 2013 to July 31, 2014 (unaudited) and
For the Period November 1, 2012 to July 31, 2013 (unaudited)	F-63

Consolidated Statements of Changes in Net Assets
For the Period November 1, 2013 to July 31, 2014 (unaudited),
For the Period November 1, 2012 to July 31, 2013 (unaudited) and
For the Year ended October 31, 2013	F-65

Consolidated Selected Per Share Data and Ratios
For the Period November 1, 2013 to July 31, 2014 (unaudited),
For the Period November 1, 2012 to July 31, 2013 (unaudited) and
the Year Ended October 31, 2013	F-66

Consolidated Schedule of Investments
July 31, 2014	F-68
October 31, 2013	F-71

Notes to Consolidated Financial Statements	F-73

2.	Exhibits.

Exhibit Number	Description
a.1
Certificate of Incorporation. (Previously filed as Exhibit 99.a filed with the Registrant's Pre-Effective Amendment No. 5 to Registration Statement on Form N-2 (File No. 333-92287) filed on March 28, 2000).

a.2
Certificate of Amendment of Certificate of Incorporation. (Previously filed as Exhibit 99.a.2 filed with the Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on November 23, 2004).

b.	Sixth Amended and Restated Bylaws (Previously filed as Exhibit 3.(A) filed with the Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on March 12, 2014).
c.	Not applicable.
d.1	Form of Share Certificate. ((Previously filed as Exhibit 99.d filed with Registrant's Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).
d.2
Form of Indenture, dated February 26, 2013, between Registrant and U.S. Bank National Association, as trustee, (Previously filed as Exhibit d.2 filed with Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-184803) filed on February 26, 2013).

d.3
Form of First Supplemental Indenture relating to the 7.25% Senior Unsecured Notes due 2023, dated February 26, 2013, between the Registrant and U.S. Bank National Association, as trustee, (Previously filed as Exhibit d.3 filed with Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-184803) filed on February 26, 2013).

d.4
Form of 7.25% Senior Unsecured Notes due 2023 (Incorporated by reference to Exhibit d.3 (Previously filed as Exhibit d.3 filed with Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-184803) filed on February 26, 2013)).

d.5
Statement of Eligibility of Trustee on Form T-1, (Previously filed as Exhibit d.5 filed with Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-184803) filed on February 26, 2013).

e.	Dividend Reinvestment Plan, as amended. (Previously filed as Exhibit 99.e filed with Registrant's Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).
f.	Not applicable.
g.
Amended and Restated Investment Advisory and Management Agreement between the Registrant and The Tokarz Group Advisers LLC. (Previously filed as Exhibit 10.1 filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 4, 2009).

h.
Form of Underwriting Agreement, dated February 19, 2013, by and among the Registrant, The Tokarz Group Advisers LLC, UBS Securities LLC and Morgan Stanley & Co. LLC. (Previously filed as Exhibit h. filed with Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-184803) filed on February 26, 2013).

i.	Not applicable.
j.1
Form of Custody Agreement between Registrant and U.S. Bank National Association. (Previously filed as Exhibit 99.j.1 filed with Registrant's Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

j.2
Form of Amendment to Custody Agreement between Registrant and U.S. Bank National Association. (Previously filed as Exhibit 99.j.2 filed with Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on February 21, 2006).

j.3
Form of Amendment to Custody Agreement between Registrant and U.S. Bank National Association. (Incorporated by reference to Exhibit 10.4 filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 4, 2009).

j.4
Form of Amendment to Custody Agreement between Registrant and U.S. Bank National Association. (Incorporated by reference to Exhibit 10.3 filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 11, 2012).

j.5	JPMorgan Chase Bank, N.A. Account Agreement. (Incorporated by reference to Exhibit 10(a) filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on September 9, 2010).
j.6
Amendment to Asset Account Agreement and General Terms for Accounts and Services by and between JPMorgan Chase Bank, N.A. and MVC Capital, Inc. (Incorporated by reference to Exhibit 10(b) filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on September 9, 2010).

j.7
Form of Amended and Restated Custody Agreement between Registrant and Branch Banking and Trust Company. (Incorporated by reference to Exhibit 10.(b) filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on September 9, 2013).

k.1
Form of Transfer Agency Letter Agreement with Registrant and EquiServe Trust Company, N.A. (Previously filed as Exhibit 99.k.2 filed with Registrant's Registration Statement on Form N-2/A (File No. 333-119625) filed on November 23, 2004).

k.2
Form of Fee and Service Schedule Amendment to Transfer Agency Agreement with Registrant and Computershare Trust Company, N.A. (Incorporated by reference to Exhibit 10.1 filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on September 8, 2009)

k.3
Form of Fee and Service Schedule Amendment to Transfer Agency Agreement with Registrant and Computershare Trust Company, N.A. (Incorporated by reference to Exhibit 10.1 filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on September 10, 2012)

k.4
Form of Fund Administration Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 99.k.6 filed with Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on February 21, 2006).

k.5
Form of Fund Accounting Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 99.k.7 filed with Registrant's Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-119625) filed on February 21, 2006).

k.6
Form of First Amendment to Fund Administration Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 10.2 with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 4, 2009).

k.7
Form of Second Amendment to Fund Administration Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 10.2 with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 11, 2012).

k.8
Form of First Amendment to Fund Accounting Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 10.3 with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 4, 2009).

k.9
Form of Second Amendment to Fund Accounting Servicing Agreement with Registrant and U.S. Bancorp Fund Services, LLC. (Previously filed as Exhibit 10.2 with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 4, 2009).

k.10	Power of attorney (Previously filed as Exhibit k.14 filed with Registrant's Registration Statement on Form N-2 (File No. 333-184803) filed on November 7, 2012).
k.11
Credit Agreement between Registrant and Branch Banking and Trust Company. (Incorporated by reference to Exhibit 10.(a) filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on September 9, 2013).

k.12
First Amendment to Credit Agreement between Registrant and Branch Banking and Trust Company. (Incorporated by reference to Exhibit 10(A) filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on March 12, 2014).

k.13
Second Amendment to Credit Agreement between Registrant and Branch Banking and Trust Company. (Incorporated by reference to Exhibit 10(A) filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on June 6, 2014).

k.13
Third Amendment to Credit Agreement between Registrant and Branch Banking and Trust Company. (Incorporated by reference to Exhibit 10(A) filed with Registrant's Quarterly Report on Form 10-Q (File No. 814-00201) filed on September 9, 2014).

k.14
Form of Subscription Agreement, dated April 26, 2013. (Previously filed as Exhibit k.15 filed with Registrant's Post-Effective Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-184803) filed on April 26, 2013).

l.1
Opinion of Kramer Levin Naftalis & Frankel LLP, counsel to the Company (Previously filed as Exhibit 99.l.1 filed with Registrant's Registration Statement on Form N-2/A (File No. 333-184803) filed on January 24, 2013).

l.2
Opinion of Kramer Levin Naftalis & Frankel LLP, counsel to the Company. (Previously filed as Exhibit l.2 filed with Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-184803) filed on February 26, 2013).

l.3
Opinion of Kramer Levin Naftalis & Frankel LLP, counsel to the Company. (Previously filed as Exhibit l.2 filed with Registrant's Post-Effective Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-184803) filed on April 26, 2013).

m.	Not applicable.
n.1	Consent of Ernst & Young LLP, filed herewith.
n.2	Opinion of Ernst & Young LLP, regarding "Senior Securities" table, filed herewith.
o.	Not applicable.
p.	Not applicable.
q.	Not applicable.
r.	Joint Code of Ethics of the Registrant and The Tokarz Group Advisers LLC, filed herewith.
99.1
Statement of Computation of Ratios of Earnings to Fixed Charges. (Previously filed as Exhibit 99.1 filed with Registrant's Post-Effective Amendment No. 1 to Registration Statement on Form N-2 (File No. 333-184803) filed on February 26, 2013).

99.2
Statement of Computation of Ratios of Earnings to Fixed Charges. (Previously filed as Exhibit 99.1 filed with Registrant's Post-Effective Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-184803) filed on April 26, 2013).

Item 26. Marketing Arrangements

The information contained under the heading "Plan of Distribution" in this Registration Statement is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in the prospectus supplement related to that offering.

Item 27. Other Expenses of Issuance and Distribution

Commission registration fee	$34,100
FINRA filing fee	$25,500
Printing and engraving	$100,000	*
Accounting fees and expenses	$75,000	*
Legal fees and expenses	$200,000	*
Total	$434,600	*
____________
*	Figures are estimated for filing purposes.

Item 28. Persons Controlled by or Under Common Control with Registrant

Direct Subsidiaries

Set forth below is the name of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:

MVC Financial Services, Inc. (Delaware) 100%

MVC Cayman (Cayman Islands) 100%

MVC Partners LLC (Delaware) 100%

Our subsidiaries are consolidated for financial reporting purposes.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of our common stock at September 30, 2014.

Title of Class	Number of Record Holders
Common stock, $.01 par value	8,523

Item 30. Indemnification

The Certificate of Incorporation of the Registrant provides that its directors and officers shall, and its agents in the discretion of the Board may be indemnified to the fullest extent permitted from time to time by the laws of Delaware, provided, however, that such indemnification is limited by the Investment Company Act of 1940 or by any valid rule, regulation or order of the Securities and Exchange Commission thereunder. The Registrant's Sixth Amended and Restated Bylaws, however, provide that the Registrant may not indemnify any director or officer against liability to the Registrant or its security holders to which he or she might otherwise be subject by reason of such person's willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office unless a determination is made by final decision of a court, by vote of a majority of a quorum of directors who are disinterested, non-party directors or by independent legal counsel that the liability for which indemnification is sought did not arise out of such disabling conduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the court of the issue.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the investment adviser, The Tokarz Group Advisers LLC (the "Adviser") and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled "The Company — TTG Advisers." Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the SEC (SEC File No. 801-67221), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1) the Registrant, MVC Capital, Inc., 287 Bowman Avenue, Purchase, NY 10577;

(2) the transfer agent, Computershare Ltd., 250 Royall Street, Canton, Massachusetts 02021;

(3) the custodians, US Bank National Association,1555 North River Center Drive, Suite 302, Milwaukee, WI 53212, Branch Banking and Trust Company, 223 West Nash Street, Wilson, NC 27893, and JPMorgan Chase Bank, N.A., whose address is 500 Stanton Christiana Road, 1/OPS, Newark, DE 19713; and

(4) the investment adviser, TTG Advisers LLC, 287 Bowman Avenue, Purchase, NY 10577.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

We hereby undertake:

(1)
to suspend the offering of shares until the prospectus is amended if (a) subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement or (b) our net asset value increases to an amount greater than our net proceeds as stated in the prospectus;

(2)	Not applicable.

(3)	Not applicable.

(4)	(a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)
that, for the purpose of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Westchester, in the State of New York, on this day, the 20th day of October, 2014.

MVC Capital, Inc.

By:	/s/ Michael T. Tokarz
Michael T. Tokarz
Director and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on October 20th, 2014.

SIGNATURE	TITLE

/s/ Michael T. Tokarz	Director and Chairman of the Board
Michael T. Tokarz

*	Director
Emilio A. Dominianni
*	Director
Phillip Goldstein

*	Director
Gerald Hellerman

*	Director
Warren Holtsberg

*	Director
Robert C. Knapp

*	Director
William Taylor

/s/ Michael T. Tokarz	Principal Executive Officer and Attorney-in-Fact
Michael T. Tokarz

*	Signed by Michael T. Tokarz pursuant to a power of attorney signed by each individual and filed with the Registrant's Registration Statement filed on November 7, 2012.